UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-38443

COGENT BIOSCIENCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**46-5308248**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
275 Wyman Street, 3rd Floor	
Waltham, Massachusetts	**02451**
(Address of principal executive offices)	**(Zip Code)**

(617) 945-5576
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, $0.001 Par Value	**COGT**	**The Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant computed by reference to the price of the registrant's Common Stock as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $968.2 million (based on the last reported sale price on the Nasdaq Global Select Market as of such date).

As of February 22, 2024, there were 103,913,396 shares of the registrant's Common Stock, $0.001 par value per share, outstanding.

Cogent Biosciences, Inc.
Index

Summary of the Material Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties that you should be aware of in evaluating our business. These risks include, but are not limited to, the following:

- Our business is highly dependent on the success of our bezuclastinib program and our ability to discover and develop additional product candidates. We may not be successful in our efforts to develop bezuclastinib or expand our pipeline of drug candidates.

- We will require substantial additional funding. If we fail to obtain additional financing when needed, or on attractive terms, we may be unable to complete the development and commercialization of our product candidates.

- If unacceptable side effects are identified during the development of our drug candidates, we may need to abandon or limit such development.

- We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

- As difficulties arise enrolling patients in our clinical trials, clinical development activities could be delayed or otherwise adversely affected.

- The incidence and prevalence for target patient populations of our drug candidates have not been established with precision. If the market opportunities for our drug candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue potential and ability to achieve profitability will be adversely affected.

- Clinical trials are expensive, time-consuming, and difficult to design and implement.

- Since the number of patients that we have dosed to date in our clinical trials is small, the results from such clinical trials may be less reliable than results achieved in larger clinical trials.

- Interim, "top-line" and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available, may be interpreted differently if additional data are disclosed, and are subject to audit and verification procedures that could result in material changes in the final data.

- Regulatory authorities, including the U.S. Food and Drug Administration ("FDA"), may disagree with our regulatory plan and we may fail to obtain regulatory approval of our product candidates.

- We currently rely and for the foreseeable future will continue to rely on third parties to conduct our clinical trials and to assist with various research, discovery, manufacturing and supply activities. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates or discover new product candidates.

- The third parties upon whom we rely for the supply of the API and drug product used in bezuclastinib are our sole source of supply, and the loss of any of these suppliers could significantly harm our business.

- If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

- We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

- We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the future.

- The price of our stock may be volatile, and you could lose all or part of your investment.

The summary risk factors described above should be read together with the text of the full risk factors in Item 1A. "Risk Factors" and the other information set forth in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes, as well as in other documents that we file with the SEC. The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not precisely known to us, or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations and future growth prospects.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, business strategy and plans, and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "should," "expects," "might," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," "seek," "would" or "continue," or the negative of these terms or other similar expressions. The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to a number of risks, uncertainties and assumptions described in the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

- the potential impacts of raising additional capital, including dilution to our existing stockholders, restrictions on our operations or requirements that we relinquish rights to our technologies or product candidates;

- the success, cost, and duration of our product development activities and clinical trials, including the enrollment rates in our clinical trials;

- the timing of our planned regulatory submissions to the FDA for our bezuclastinib product candidate and any other product candidates we may develop;

- our ability to obtain and maintain regulatory approval for our bezuclastinib product candidate and any other product candidates we may develop, and any related restrictions, limitations, and/or warnings in the label of an approved product candidate;

- the potential for our identified research priorities to advance our bezuclastinib product candidate or for our teams to discover and develop additional product candidates;

- the ability to license additional intellectual property rights relating to our bezuclastinib product candidate or future product candidates from third-parties and to comply with our existing or future license agreements and/or collaboration agreements;

- our ability to commercialize our bezuclastinib product candidate and future product candidates in light of the intellectual property rights of others;

- our ability to obtain funding for our operations, including funding necessary to complete further discovery, development and commercialization of our existing and future product candidates;

- the scalability and commercial viability of our manufacturing methods and processes;

- the commercialization of our product candidates, if approved;

- our ability to attract collaborators with development, regulatory, and commercialization expertise;

- future agreements with third parties in connection with the commercialization of our product candidates and any other approved product;

- the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

- the rate and degree of market acceptance of our product candidates;

- the pricing and reimbursement of our product candidates, if approved;

- regulatory developments in the United States and foreign countries;

- the impact of adverse business and economic conditions including inflationary pressures, general economic slowdown or a recession, high interest rates, changes in monetary policy, banking institution instability and the prospect of a shutdown of the U.S. federal government;

- our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

- the development and success of competing therapies that are or may be under development in clinical trials or become available commercially;

- our ability to attract and retain key scientific and management personnel;

- the accuracy of our estimates regarding expenses, future revenue, capital requirements, and needs for additional financing;

- our use of the proceeds from the private placements, sales of our preferred stock and public offerings of our common stock from time to time;

- our expectations regarding our ability to obtain and maintain intellectual property protection for our bezuclastinib product candidate and future product candidates; and

- business interruptions resulting from public health crises, which could cause a disruption to the development of our product candidates and adversely impact our business.

While we may elect to update these forward-looking statements at some point in the future, whether as a result of any new information, future events, or otherwise, we have no current intention of doing so except to the extent required by applicable law.

PART I

Unless the context otherwise requires, we use the terms "Cogent," "company," "we," "us," and "our" to refer to Cogent Biosciences, Inc. and, where appropriate, our subsidiaries.

ITEM 1.   BUSINESS

Overview

We are a biotechnology company focused on developing precision therapies for genetically defined diseases. Our approach is to design rational precision therapies that treat the underlying cause of disease and improve the lives of patients. Our most advanced program is bezuclastinib, also known as CGT9486, a highly selective tyrosine kinase inhibitor designed to potently inhibit the KIT D816V mutation as well as other mutations in KIT exon 17. In the vast majority of cases, KIT D816V is responsible for driving Systemic Mastocytosis ("SM"), a serious and rare disease caused by unchecked proliferation of mast cells. Exon 17 mutations are also found in patients with advanced gastrointestinal stromal tumors ("GIST"), a type of cancer with strong dependence on oncogenic KIT signaling. Bezuclastinib is a highly selective and potent KIT inhibitor with the potential to provide a new treatment option for these patient populations. In addition to bezuclastinib, the Cogent Research Team is developing a portfolio of novel targeted therapies to help patients fighting serious, genetically driven diseases initially targeting mutations in FGFR2, ErbB2 and PI3Kα.

We have assembled a management team with extensive experience in the research, development, manufacturing and commercialization of pharmaceutical products, specifically including numerous successful precision medicines for genetically defined diseases. With the support of our board of directors and their expertise, we believe that the Company is well positioned to develop and commercialize novel precision medicines. Beginning with bezuclastinib, our mission is to develop and commercialize pharmaceutical products that improve the lives of patients fighting rare, genetically driven diseases.

Our Strategy

Our vision is to discover, develop, and commercialize best-in-class therapies that have a meaningful impact for patients with genetically defined diseases. The principal components of our strategy include:

- Explore the clinical utility of bezuclastinib in patients with Advanced Systemic Mastocytosis ("AdvSM");

- Explore the clinical utility of bezuclastinib in patients with Non-Advanced Systemic Mastocytosis ("Non-AdvSM");

- Explore the clinical utility of bezuclastinib in combination with sunitinib in patients with GIST;

- Prepare to commercialize bezuclastinib should any or all of our active clinical trials demonstrate clinical benefit for patients with high unmet medical need;

- Advance our FGFR2, ErbB2 and PI3Kα preclinical programs, as well as our other undisclosed preclinical programs; and

- Discover and develop additional precision medicines for patients with genetically defined diseases.

Our Pipeline

Program
Indication
Early Stage Development
Late Stage Development
Regulatory Submission
Approval
Clinical Programs
Bezuclastinib (KIT inhibitor)
Advanced Systemic Mastocytosis
Apex
Nonadvanced Systemic Mastocytosis
Summit
Gastrointestinal Stromal Tumors
Peak
Research Programs
Indication
Hit ID
Lead Generation
Lead Optimization
Candidate Selected
IND Submission
ErbB2 mut
FGFR2
PI3Kα
Target 4
Target 5
Target 6

Bezuclastinib Overview

Bezuclastinib is designed to target mutations within the KIT receptor tyrosine kinase, including KIT D816V. As a Type I inhibitor, bezuclastinib is designed to selectively bind the active conformation of mutant KIT. In preclinical studies, bezuclastinib has demonstrated comparable potency relative to other FDA-approved KIT mutant inhibitors, and clear selectivity for KIT mutations versus other kinase targets frequently associated with other KIT inhibitors including, but not limited to, FLT3, VEGFR, PDGFRα and CSF1R. In preclinical studies of bezuclastinib, limited blood-brain-barrier penetration was observed, and there have been no clinically significant CNS toxicities identified either preclinically or clinically. This preclinical profile of selectivity against kinases that have been associated with off-target toxicities and limited blood-brain-barrier penetration differentiate bezuclastinib from other KIT mutant inhibitors, and support the potential for a best-in-class clinical profile. The figures below provide a summary of potency and selectivity preclinical data.



p-KIT
HMC1.2 V560G/D816V
% of control
mean +/- SEM
150
100
50
0
-10
-9
-8
-7
-6
-5
Log [M]
Bezuclastinib
Avapritinib
BLU-263
Ripretinib
Imatinib
Sunitinib
Regorafenib

HMC1.2 human mast cells (V560G/D816V) were treated with inhibitors for 1 hour followed by analysis for phosphorylated c-KIT ELISA (R&D Systems)

Compound	Cell IC_{50} (nM)
	KIT V560G/D816V (HMC 1.2)
Bezuclastinib	**14**
Avapritinib	13
BLU-263	6
Ripretinib	54
Imatinib	>1000
Sunitinib	>1000
Regorafenib	>1000

IC_{50} values from ELISA in (A) in nM are represented for bezuclastinib and other KIT inhibitors

Figure 1. Potent Inhibitor of KIT Activation Loop Mutants, Including D816V (Source: AACR 2022)

Compound	KIT D816V (HMC 1.2)	WT KIT	PDGFRα	PDGFRβ	CSF1R	FLT3	KDR
Bezuclastinib	14	121	> 10,000	> 10,000	> 10,000	> 1000	> 1000
Avapritinib	13	114	53	10	249	305	> 1000
BLU-263	6	355	21	6	161	345	> 1000

Figure 2. Selectivity Against Related Kinases



25 mg/kg Bezuclastinib
[Bezuclastinib] ng/mL in plasma
Time (hr)
Plasma
Brain
Day 3 (4hr)
5 mg/kg Avapritinib
Drug (ng/mL)
Time (hr)
Plasma
Brain
Day 3 (4hr)
30 mg/kg BLU-263
Drug (ng/mL)
Time (hr)
Plasma
Brain
Day 3 (4hr)

$t_{1/2}$ (h)	C_{max} (ng/mL)	AUC_{last} (ng·hr/mL)	Brain:Plasma ratio
7	2592 ± 364	21509 ± 2558	0.07

$t_{1/2}$ (h)	C_{max} (ng/mL)	AUC_{last} (ng·hr/mL)	Brain:Plasma ratio
13	672 ± 102	6980 ± 1156	2.0

$t_{1/2}$ (h)	C_{max} (ng/mL)	AUC_{last} (ng·hr/mL)	Brain:Plasma ratio
4	1470 ± 222	16200 ± 414	0.18

Figure 3. Bezuclastinib Demonstrates Minimal Brain Penetration (Source: AACR 2022)

We licensed the exclusive worldwide rights to develop and commercialize bezuclastinib from Plexxikon Inc., a Daiichi Sankyo subsidiary (“Plexxikon”). Under the terms of the license agreement, Plexxikon received an upfront payment and is eligible for additional development and regulatory milestone payments along with mid- to high- single-digit royalty payments.

Clinical Trials and Disease Overviews

Bezuclastinib – SM

SM is driven by KIT D816V mutations causing a perpetual ‘on’ state within mast cells, a type of white blood cell, leading to proliferation and accumulation in various internal organs and bone marrow. Key biomarkers of SM include but are not limited to, elevated serum tryptase, high mass cell burden in bone marrow and the KIT D816V variant allele frequency. As a highly selective and potent KIT inhibitor, bezuclastinib has the potential to provide a new treatment option for patients with SM. SM occurs when mast cells inappropriately accumulate in various internal organs in the body. Approximately 90% of SM patients present with Non-AdvSM and 10% of patients present with AdvSM, a rare and very aggressive form of SM. There are three subtypes of AdvSM: aggressive SM (“ASM”), SM with associated hematologic neoplasm (“SM-AHN”) and mast cell leukemia (“MCL”).

Patients diagnosed with Non-AdvSM experience a life-long illness with chronic symptoms including headaches, urticaria pigmentosa, skin lesions, skin redness and warmth (flushing), abdominal pain, bloating, vomiting, diarrhea, and gastroesophageal reflux (“GERD”), that significantly impact the patient’s quality of life. Many patients are also at high risk for severe, life-threatening anaphylactic reactions to various triggers such as insect bites or stings. Patients with Non-AdvSM suffer from a poor quality of life and are in need of new treatment options.

Patients with AdvSM may suffer from a multitude of debilitating symptoms such as anemia, thrombocytopenia, ascites, bone fractures, gastrointestinal abnormalities, and enlargement of the liver, spleen, and lymph nodes, which ultimately lead to organ failure and early death. Patients with AdvSM have a significantly diminished lifespan with a median survival of less than 3.5 years.

Based on the characteristics of bezuclastinib, we are pursuing development of the compound in both patients living with AdvSM and patients with Non-AdvSM, the vast majority of whom have a KIT D816V mutation. Emerging clinical data for other kinase inhibitors with activity against KIT D816V have shown that SM patients are highly sensitive to inhibition of the target. Bezuclastinib was specifically designed to selectively inhibit KIT mutations, including KIT D816V.

The underlying SM patient population is not yet well understood. The prevalence of SM in the United States is estimated to be up to 30,000 patients, with the prevalence of Non-AdvSM being approximately 25,000 patients. We believe there is a significant unmet medical need for clinically active, well tolerated treatment options for this patient population. We believe bezuclastinib is well suited to meet this need and target the direct underlying cause of SM. The FDA has granted orphan drug designation to bezuclastinib for the treatment of Mastocytosis.

SUMMIT (Non-AdvSM)

SUMMIT is our randomized, global, multicenter, double-blind, placebo-controlled, multi-part Phase 2 clinical trial for patients with Non-AdvSM. The study is designed to explore the safety and efficacy of bezuclastinib in patients with moderate to severe Non-AdvSM, which includes Indolent Systemic Mastocytosis ("ISM"), Smoldering Systemic Mastocytosis ("SSM") and Bone Marrow Mastocytosis. Based on the performance of bezuclastinib's optimized formulation in the PEAK lead-in trial, as well as in a healthy normal volunteer study, the SUMMIT trial protocol was amended to allow for the optimized formulation to be introduced during the Phase 1b dose optimization phase. SUMMIT Part 1 completed enrollment in the third quarter of 2023, including over enrollment at 54 patients across Part 1a and Part 1b. SUMMIT Part 2 is expected to include 159 patients and complete enrollment in the second quarter of 2025, with estimated top-line results by the end of 2025.



PART 1: DOSE OPTIMIZATION (enrollment complete)
Primary Objective: Determine recommended dose of bezuclastinib
PART 2: EXPANSION (actively enrolling)
Primary Objective: Determine efficacy of bezuclastinib
Eligibility
ISM or SSM based on 2016 WHO classification
Moderate – severe symptoms on ≥2 anti-mediator therapies
Double-blind Treatment Period (12 weeks)
Screening and Enrollment
PART 1a: Original Formulation
Bezuclastinib 100 mg QD + BSC
Bezuclastinib 200 mg QD + BSC
Placebo + BSC
1:1:1a
R
PART 1b: Optimized Formulation
Bezuclastinib 100 mg QD + BSC
Bezuclastinib 150 mg QD + BSC
Placebo + BSC
1:1:1
aPrior to amendment, Part 1a included a bezuclastinib 400mg QD + BSC cohort
Selected Dose
Part 1 Endpoints
Safety
PK
Biomarkers
Symptom improvement based on PRO measures
Double-blind Treatment Period (24 weeks)
N=159b
2:1
Bezuclastinib + BSC
Placebo + BSC
bPart 2 sized based on Part 1 results; to be confirmed based on regulatory discussions
OPEN-LABEL EXTENSION (OLE)
Primary Objective: Characterize long-term safety and tolerability of bezuclastinib treatment

Figure 4. SUMMIT study design graphic

From the data collected in Part 1 of SUMMIT and in accordance with FDA guidelines, we are developing a novel patient reported outcomes measure ("PROM") called Mastocytosis Symptom Severity Daily Diary ("MS2D2"). Based on literature review, patient and physician interviews, and data from SUMMIT Part 1 we believe our MS2D2 is a reliable, valid and fit-for-purpose PROM. The MS2D2 is comprised of 11 items, as noted in figure 5, and scored on a 0-110 scale. Pending alignment with FDA regarding MS2D2, a comparison of week 24 mean absolute change from baseline in MS2D2 score between bezuclastinib and placebo is expected to serve as the primary endpoint of SUMMIT Part 2.

MS2D2 Symptoms

Itching
Flushing
Covered with spots
Skin redness
Difficulty Concentrating
Difficulty Remembering
Nausea
Abdominal Pain
Headache
Bone Pain
Feeling Tiredness

TSS comprised of 11 items scored on 0-110 scale

Higher scores represent more severe symptoms

Figure 5. Mastocytosis Symptom Severity Daily Diary ("MS2D2") Total Symptom Score

In February 2024, we presented data from SUMMIT Part 1b at the 2024 American Academy of Allergy, Asthma and Immunology ("AAAAI"). Thirty four patients were enrolled in Part 1b and were treated with either bezuclastinib or placebo plus best supportive care. Patients were enrolled with the following sub-types: 33 patients with ISM and one patient with SSM. One patient had received prior avapritinib. These patients were evaluated for signs of clinical activity over 12 weeks, including well-accepted biomarkers of disease burden. Based on the totality of the results from Summit Part 1 the data support 100 mg QD as the optimal dose of bezuclastinib in Part 2 of SUMMIT for patients with Non-AdvSM ("RP2D").

At the RP2D and as of the cut-off date of December 18, 2023, 100% of patients with baseline tryptase ≥20ng/mL achieved <20ng/mL at week 12 versus 0% of placebo patients. Additionally, 100% of patients with detectable baseline KIT D816V variant allele fraction ("VAF") achieved ≥50% reduction in KIT D816V VAF at week 12 versus 0% of placebo patients and 86% of patients with evaluable bone marrow samples achieved ≥50% reduction in bone marrow mast cell burden at week 12 versus 40% of placebo patients.



Figure 6. Biomarker - Serum Tryptase Data presented at AAAAI Feb 2024

Patients enrolled in SUMMIT Part 1b were evaluated for signs of clinical activity over 12 weeks using multiple PRO measures, including MS2D2 and the Mast Cell Quality-of-Life ("MC-QoL"). At the RP2D, patients reported a 51% mean improvement in overall symptom severity in MS2D2 Total Symptom Score ("TSS") from baseline at week 12 for bezuclastinib 100 mg versus 18% improvement for placebo. Additionally, patients at the RP2D reported a statistically significant reduction in total symptom severity after 12 weeks when compared to placebo (-23.78 vs. -9.03; p=0.0003) and 70% of patients at the RP2D achieved ≥50% reduction in MS2D2 TSS at Week 12 versus 8% placebo patients.



Figure 7. MS2D2 mean change in sympton severity presented at AAAAI Feb 2024

Patients at the RP2D reported a 49% mean improvement in quality of life (MC-QoL) versus 24% for placebo. Additionally, patients at the RP2D reported a statistically significant improvement in quality of life after 12 weeks when compared to placebo (–24.86 vs. -12.39, p=0.046).



Figure 8. MC-QoL mean improvement in quality of life presented at AAAAI Feb 2024

The majority of treatment emergent adverse events ("TEAEs") were low grade and reversible with no bleeding or cognitive impairment events reported across cohorts. There were no dose reductions in the 100 mg cohort and two dose reductions in the 150 mg cohort (Grade 1 ALT and Grade 2 abdominal pain). Only one serious adverse event ("SAE") was reported across both cohorts, which occurred in the 150mg cohort, when a patient experienced ALT/AST increase that led to discontinuation. We have initiated SUMMIT Part 2 utilizing the 100 mg once daily dose of bezuclastinib.

All TEAEs Occurring >1 Patient in Any Cohort in Part 1b

	Placebo (n=12)		Bezuclastinib			
			100mg QD (n=11)		150mg QD (n=11)	
Preferred Term	Gr 1/2	Gr 3+	Gr 1/2	Gr 3+	Gr 1/2	Gr 3+
Hair color changes	-	-	3	-	7	-
Diarrhea	2	-	2	-	2	-
Nausea	3	-	3	-	1	-
Taste disorder#	-	-	1	-	2	-
Dizziness	2	-	-	-	2	-
Fatigue	1	-	-	-	2	-
Noncardiac chest pain	1	-	-	-	2	-
ALT/AST increased#	1	-	-	-	1	1*
Neutropenia#	-	-	-	-	1	1*
COVID-19	3	-	1	-	-	-
Insomnia	2	-	-	-	-	-
Decreased appetite	2	-	-	-	-	-
Vomiting	2	-	-	-	-	-
Urticaria	2	-	-	-	-	-
Palpitations	2	-	-	-	-	-

Figure 9. SUMMIT Part1b TEAEs (Source: ASH conference 2023)

In December 2023, we reported positive clinical data from SUMMIT Part 1a at the American Society of Hematology ("ASH") annual meeting. Twenty patients in Part 1a were treated with either bezuclastinib or placebo plus best supportive care for all arms. Patients were enrolled with the following sub types: 18 patients with ISM and two patients with SSM. One patient received prior avapritinib. These patients were evaluated for signs of clinical activity within the first 12 weeks, including well-accepted biomarkers of disease burden. As of the cut-off date of October 25, 2023, 100% of bezuclastinib patients achieved a ≥ 50% reduction in serum tryptase levels compared to 0% of placebo patients. Additionally, 100% of bezuclastinib patients with detectable baseline VAF achieved a ≥ 50% reduction in KIT D816V VAF compared to 0% of placebo patients and 100% of bezuclastinib patients with measurable baseline mast cell aggregates achieved a≥ 50% reduction in bone marrow mast cell burden compared to 14% of placebo patients.


Serum Tryptase
n=20
KIT D816V VAF
n=15 a
Mast Cell Burden
n=16 b
Best Percent Change in Part 1a (12 Weeks)
a Patients with undetectable peripheral blood KIT mutant excluded
b Sample inevaluable in 4 patients
• 90% (9/10) of patients with baseline serum tryptase ≥20ng/mL achieved <20ng/mL after 12 weeks of bezuclastinib
• 67% (8/12) of patients with baseline serum tryptase ≥11.4ng/mL achieved <11.4ng/mL after 12 weeks of bezuclastinib
Dose
100 mg QD bezuclastinib
200 mg QD bezuclastinib
400 mg QD bezuclastinib
Placebo
Serum Tryptase Outcomes
KIT D816V VAF Outcomes
S SSM
LLD, lower limit of detection

Figure 10. SUMMIT Biomarkers (Source: ASH conference 2023)

The twenty patients enrolled in Part 1a were evaluated for signs of clinical activity within the first 12 weeks across quality-of-life and/or symptomatic severity scales including Mast Cell Quality-of-Life (“MC-QoL”), Mastocytosis Activity Scale (“MAS”), Patient Global Impression of Severity (“PGIS”) and Patient Global Impression of Change (“PGIC”). Additional patient assessments were made during the open-label extension using MC-QoL, PGIS and PGIC.


MC-QoL
Quality-of-life assessed by MC-QoL
Part 1A – Double-blind Treatment
Open-Label Extension
MC-QoL Total Score (Median)
Severe
Moderate
Mild
64.8
36.1
29.6
25.0
Bezuclastinib Total
Placebo
Placebo → Bezuclastinib
Week: Baseline 4 8 12 16 20 24
As of Data Cut-off of 25-Oct-2023
PGIS
Patient Global Impression of Severity (PGIS)
Patients with ≥1 point improvement on PGIS
Part 1A – Double-blind Treatment
Open-label Extension
Patients with Improvement (%)
63%
0%
78%
67%
Baseline 4 8 12 16 20
Time on study (weeks)
As of Data Cut-off of 25-Oct-2023
PGIC
Overall Symptoms
Bezuclastinib
Placebo
Bezu
Percent of Patients
OLE
Week: 4 12 20
As of Data Cut-off of 25-Oct-2023

Figure 11. SUMMIT PRO Assessments (Source: ASH conference 2023)

In patients with completed questionnaires, by week 12, bezuclastinib patients showed a median best improvement of 37% on MC-QoL versus 24% for placebo patients, with median best improvement increasing to 57% as of week 20. Patients who crossed over from placebo to bezuclastinib, showed median best improvement on MC-QoL of 75% by week 8 in the open label extension ("OLE").

At week 12, 63% of patients receiving bezuclastinib had ≥1 point improvement in PGIS during Part 1a versus 0% of placebo patients. This increased to 78% of bezuclastinib patients at week 20. After crossing over to bezuclastinib in the open label extension, 67% of placebo patients had ≥1 point improvement by week 8 of the OLE.

At week 12, 63% of patients receiving bezuclastinib reported overall symptoms were “much better” to “very much better” on PGIC versus 0% of placebo patients. This increased to 78% of patients receiving bezuclastinib at week 20. After crossing over to bezuclastinib in the open label extension, 43% of placebo patients reported symptoms were “much better” to “very much better” on PGIC by week 8 of the OLE.

Bezuclastinib demonstrated an encouraging safety and tolerability profile for patients dosed at both 100 mg and 200 mg QD of the original formulation. The majority of treatment emergent adverse events were low grade and reversible with no related serious adverse events, bleeding or cognitive impairment events reported. There were two dose reductions for fatigue and one patient discontinued treatment due to increased ALT. One patient with SSM was enrolled at a 400mg dose and following Grade 4 neutropenia was dose reduced to 200mg. We will not be exploring the 400mg dose level in future studies. Following completion of Part 1a, including patients starting bezuclastinib following placebo as part of the OLE, bezuclastinib safety and tolerability profile supports potential for chronic dosing.

APEX (AdvSM)

APEX is our global, open-label, multi-center, Phase 2 clinical trial in patients with AdvSM evaluating the safety, efficacy, pharmacokinetic, and pharmacodynamic profiles of bezuclastinib. In April 2023, we initiated Part 2 of the APEX trial using the optimized formulation of bezuclastinib at 150 mg daily dose. An additional APEX cohort was initiated in the third quarter of 2023 and is designed to allow concomitant administration of bezuclastinib with azacitadine in patients with SM-AHN. We are on track to complete enrollment in the registration-directed APEX study by the end of 2024, with top-line results by expected by mid-2025.


KEY ENTRY CRITERIA
• ASM, SM-AHN, or MCL per WHO 2022 Classification
• Confirmed measurable disease per mIWG-MRT-ECNM (mIWG)
• No restrictions on prior therapy
• Platelet count ≥50 x 10⁹/L
PART 1: DOSE OPTIMIZATION FORMULATION A
50 mg BID
100 mg BID
200 mg BID
400 mg QD
Selected Exposure/Dose
PART 2: EXPANSION OPTIMIZED FORMULATION B∫
~65 patients @ 150mg QD*
~10 patients @ 300 mg QD**
PART 2: ADDITIONAL PLANNED COHORTS
~15 patients w/o measurable C-findings @ 150mg QD
~20 high-risk AHN patients @ 150mg QD w/concomitant AHN therapies
Other patient sub-groups under consideration
Primary Endpoint
• Part 1: Incidence of AEs/SAEs, laboratory changes, PK, biomarkers, ORR
• Part 2: ORR (confirmed CR, CRh, PR and CI) per mIWG-MRT-ECNM and assessed by Central Response Review Committee
Other Endpoints
• Safety/Tolerability: Incidence of AEs leading to dose modification, changes in Patient Reported Outcomes (PROs)
• Efficacy: DOR, TTR, PFS, OS, pure pathologic response
• PK/PD: plasma concentration of bezuclastinib, serum tryptase, KIT D816V burden, BM mast cells
∫Formulation B is an optimized formulation with improved bioavailability
* Part 2 specifics subject to regulatory authority feedback
** Designed to explore the effect of exceeding IC90 KIT D816V engagement in AdvSM patients.

Figure 12. APEX study design graphic

In December 2023, at the 2023 ASH meeting, we reported positive clinical data from Part 1 of APEX. As of the data cutoff date of September 25, 2023, 32 patients were treated in Part 1 at one of four dose levels (50 mg BID, 100 mg BID, 200 mg BID or 400 mg QD). Patients were enrolled with the following sub-types: seven patients with ASM, 23 patients with SM-AHN, and two patients with MCL. Five patients had received prior avapritinib and 10 patients had received prior midostaurin.

As of the cut-off date of September 25, 2023, 32 patients enrolled were evaluated for signs of clinical activity and 27 patients were evaluable for response per the modified IWG-MRT-ECNM criteria. An objective response rate ("ORR") of 52% (including complete remission ("CR"), CR with partial hematologic remission ("CRh"), partial remission ("PR")) was achieved, including a 56% ORR for TKI-treatment-naïve patients. An ORR of 75% was achieved by pure pathological response ("PPR") criteria, including an ORR of 86% for TKI-treatment-naïve patients. All patients receiving the 100mg BID dose of the original formulation achieved PR or better and remain on trial with three patients at ≥ 30 cycles of treatment. The 150mg QD optimized formulation dose selected for APEX Part 2 is expected to deliver patient exposures consistent with Part 1.

Best Response, n (%)[α]	Total* Confirmed and unconfirmed mIWG-MRT-ECNM Responses per CRRC Assessment (n=27)	Confirmed mIWG-MRT-ECNM Responses per CRRC Assessment (n=27)	mIWG-MRT-ECNM per CRRC Assessment* (TKI‡ Therapy Naïve) (n=18)	mIWG-MRT-ECNM per CRRC Assessment* (Prior TKI‡ Exposure) (n=9)
Overall response rate				
CR + CRh + PR + CI†	**15 (56)**	**12 (44)**	**11 (61)**	**4 (44)**
CR + CRh + PR	**14 (52)**	**10 (37)**	**10 (56)**	**4 (44)**
Complete Response (CR + CRh)	**6 (22)**	**6 (22)**	**6 (33)**	**0 (0)**
Partial Response (PR)	**8 (30)**	**4 (15)**	**4 (22)**	**4 (44)**
Clinical Improvement (CI)	**1 (4)**	**2 (7)**	**1 (6)**	**0 (0)**
Stable Disease (SD)	**9 (33)**	**12 (44)**	**6 (33)**	**3 (33)**
Not evaluable	**3 (11)**	**3 (11)**	**1 (6)**	**2 (22)**

[α]5 patients without measurable C-finding at baseline were not mIWG-MRT-ECNM evaluable (inevaluable, IE) and therefore are excluded; one additional patient was excluded due to discontinuation prior to first dose (not dosed [ND]).

*4 patients who remain on therapy but have not yet reached the 12-week confirmation duration for partial response (PR) are included

‡ SM-directed therapy with midostaurin and/or avapritinib
† Primary endpoint of Apex study

Best Response, n (%)[α]	Total (n=32)	PPR per Investigator Assessment (TKI‡ Therapy Naïve) (n=22)	PPR per Investigator Assessment (Prior TKI‡ Therapy) (n=10)
Overall response rate (CR + PR)	**24 (75)**	19 (86)	5 (50)
Complete Response (CR)	**14 (44)**	12 (55)	2 (20)
Partial Response (PR)	**10 (31)**	7 (32)	3 (33)
Stable Disease (SD)	**5 (16)**	2 (9)	3 (33)
Not Evaluable	**3 (9)**	1 (5)	2 (20)

[α]One patient was excluded due to discontinuation prior to first dose (Not Dosed [ND]).

‡ SM-directed therapy with midostaurin and/or avapritinib

Figure 13. Part 1 Responses Observed by mIWG-MRT-ECNM and PPR Criteria (Source: ASH conference 2023)

As of September 25, 2023, 94% of patients achieved a ≥ 50% reduction in serum tryptase levels, with 100% of patients receiving at least two cycles of treatment achieving a ≥ 50% reduction. Additionally, 93% of KIT D9816V-positive patients achieved a ≥ 50% reduction in KIT D816V VAF and 97% of patients achieved ≥ 50% reduction in bone marrow mast cell burden, with 79% of patients achieving a complete clearance of mast cell aggregates.



Figure 14. Reductions in markers of mast cell burden (Source: ASH conference 2023)

As of the data cutoff date of September 25, 2023, bezuclastinib continues to demonstrate a differentiated safety and tolerability profile across doses. The majority of adverse events were low grade and reversible and there were no related cognitive impairment or bleeding events reported. Related serious adverse events were reported in four patients including Grade 4 thrombocytopenia, Grade 3 hypersensitivity (mediator flare), Grade 3 leishmaniasis, and Grade 3 drug induced liver injury in a patient who was subsequently found to have biliary tract outflow obstruction. Nine patients required dose reduction due to adverse events, six of whom were at the 400mg total daily dose, and three patients discontinued due to adverse events.

Bezuclastinib – GIST

GIST is characterized by uncontrolled cell growth in the interstitial cells of the gastrointestinal ("GI") tract. At diagnosis, about 80% of GIST patients' tumors are the result of primary KIT mutations. Imatinib is the current standard of care for treating GIST patients in the first line setting, with a median PFS of 19 months. However, the majority of GIST patients eventually develop resistance to imatinib due to secondary KIT mutations, most notably in exon 17 and exon 13. There are an estimated 2,000 to 3,500 patients with imatinib-resistant GIST eligible for treatment each year in the United States. We believe there is a significant unmet medical need for clinically active, well tolerated treatment options for this patient population and results from our clinical trial of bezuclastinib in combination with sunitinib demonstrated the potential for this novel combination to address the underlying drivers of imatinib resistance. Bezuclastinib has been granted orphan drug designation for the treatment of GIST by the FDA and under the Orphan Drug Act and the European Medicines Agency ("EMA").

Bezuclastinib is designed to be a potent and selective inhibitor of KIT exon 17 mutations. By combining bezuclastinib with sunitinib, a tyrosine kinase inhibitor known to inhibit KIT exon 13 mutations, we believe this combination has the potential to offer a new, active treatment option for imatinib resistant GIST patients.

The safety profile of bezuclastinib was clinically evaluated in approximately 50 GIST patients both as a single agent and as part of a combination therapy. Clinical data from this trial were published in the Journal of American Medical Association ("JAMA") and were presented at several scientific conferences, including by us at the 2020 annual Connective Tissue Oncology Society ("CTOS") meeting, and previously by Plexxikon at the 2018 annual American Society of Clinical Oncology ("ASCO") meeting and the 2017 annual CTOS meeting. In November 2020, we presented final results from a Phase 1/2 trial testing the combination of bezuclastinib with sunitinib in 18 heavily pre-treated GIST patients at 2020 CTOS. In the subset of 15 patients who had not been previously treated with bezuclastinib as a single-agent, the estimated mPFS reached 12 months , the confirmed ORR was 20% and the clinical benefit rate (CR+PR+SD) was 80%, with 27% of patients remaining on therapy out 27-34 months. Importantly, there were no dose limiting toxicities in the three dose levels tested, and the most common Treatment Emergent Adverse Events that were grade 3 or higher included anemia (5 patients, 27.8%), hypophosphatemia (3 patients, 16.7%), diarrhea, fatigue, hypertension, and lymphopenia (each 2 patients, 11.1%).

Demographics and Prior Therapy: Heavily Pretreated GIST Patients treated in Phase 1/2 Trial Testing the Combination of Bezuclastinib with Sunitinib

	Total (N=18)	Dose Level 1 (n=3)	Dose Level 2 (n=5)	Dose Level 3 (n=10)
Age, Median (range)	62 (44 − 78)	57 (46 − 68)	55 (44 − 78)	62 (53 − 65)
Sex, male, n (%)	9 (50)	0	3 (60)	6 (60)
Prior Regimens, Median (range)	3 (1 − 6)	2 (1 − 2)	3 (1 − 6)	4 (1 − 5)
Imatinib, n (%)	18 (100)	3 (100)	5 (100)	10 (100)
Sunitinib, n (%)	13 (72)	1 (33)	4 (80)	8 (80)
Regorafenib, n (%)	12 (67)	0	4 (80)	8 (80)
Ripretinib, n (%)	5 (28)	1 (33)	1 (20)	3 (30)
≥ 3 prior lines, n (%)	12 (67)	0	4 (80)	8 (80)
Prior treatment with CGT9486 (previously enrolled on another arm)	**3 (17)**	0	0	**3 (30)**

DL 1 = CGT9486 500 mg + Sunitinib 25 mg; DL 2 = CGT9486 1000 mg + Sunitinib 25 mg; DL3 = CGT9486 1000 mg + Sunitinib 37.5 mg
All doses PO once daily

Figure 15. GIST Phase 1/2 trial demographics (Source: 2020 CTOS annual meeting)

Durable Responses in Patients Treated with Bezuclastinib + Sunitinib


Patients
6 patients with known exon 17/18 secondary mutations, without exon 13/14:
mPFS: 16.5 months
Time Point Response
CR
PR
PR (Unconfirmed)
Continuing treatment on Expanded Access
0
4
8
12
16
20
24
28
Treatment Duration (Months)
ORR: Overall Response Rate (CR+PR)
CBR: Clinical Benefit Rate (CR+PR+SD at 16 weeks)
* Patient previously received bezuclastinib.
db snapshot: 10July2020

Figure 16. Patient Responses in GIST Phase 1/2 trial (Source: 2020 CTOS annual meeting)

PEAK (GIST)

PEAK is our randomized open-label, global Phase 3 clinical trial designed to evaluate the safety, tolerability, and efficacy of bezuclastinib in combination with sunitinib compared to sunitinib alone in patients with locally advanced, unresectable or metastatic GIST who have received prior treatment with imatinib. We are currently enrolling Part 2 of the trial and expect to complete enrollment by the end of 2024, with top-line results expected by the end of 2025.


Saved to this PC
KEY ENTRY CRITERIA
• Histologically confirmed Gastrointestinal Stromal Tumors (GIST) w/at least 1 measurable lesion per mRECIST v1.1
• Locally advanced, unresectable or metastatic
• Documented disease progression on or intolerance to imatinib
• ECOG Performance Status 0-2
• PART 1a: at least 1 prior line of therapy
• PART 1b: at least 2 prior TKIs
• PART 2: prior imatinib only
PART 1a OPTIMIZED FORMULATION LEAD-IN
N=19
Cohort 1 (n=5) bezuclastinib 300 mg QD + sunitinib 37.5 mg QD*
Cohort 2 (n=5) bezuclastinib 600 mg QD + sunitinib 37.5 mg QD*
Expansion (n=9) bezuclastinib 600 mg QD + sunitinib 37.5 mg QD*
Selected Dose
PART 2 RANDOMIZED STUDY
N=388
R 1:1
bezuclastinib 600 mg QD + sunitinib 37.5 mg QD
sunitinib 37.5 mg QD§
PART 1b BEZUCLASTINIB/SUNITINIB DDI‡
N~20
(Conducted in parallel with PART 2)
*Sunitinib treatment begins on Day 2
§Sunitinib monotherapy patients who progress may be eligible for cross-over
‡Patients receive either bezuclastinib or sunitinib as single agent for 2 weeks, followed by bezuclastinib and sunitinib

Figure 17. PEAK study design graphic

Based on the data from the lead-in portion of the PEAK trial, we initiated the randomized portion of PEAK using a 600 mg dose of our optimized formulation of bezuclastinib, supplied as 75 mg tablets, which in the lead-in portion of the study demonstrated clinical exposure comparable to the 1,000 mg original formulation used in our GIST Phase 1/2 clinical trial. Initial safety and pharmacokinetic data from the PEAK lead-in study was presented at the CTOS annual meeting in November 2022.

In June 2023, we presented positive data from the lead-in portion of the PEAK trial at the 2023 annual American Society of Clinical Oncology ("ASCO"). As of the cutoff date of March 29, 2023, the combination of bezuclastinib and sunitinib was generally well-tolerated with an encouraging safety profile. Data were immature to estimate median progression free survival. The data demonstrated 55% Disease Control Rate ("DCR") in heavily pre-treated GIST patients, including 100% DCR and 17% ORR in efficacy evaluable 2nd-line GIST patients.



Figure 18. PEAK ORR and Durability

In November 2023, we presented updated clinical data from the lead-in portion of the PEAK trial at the CTOS annual meeting. Safety and tolerability data were consistent with the data previously presented at ASCO. Updated clinical activity from a subset of 2nd-line GIST patients demonstrates a 33% confirmed ORR with ongoing median duration of therapy greater than 14 months. Together with clinical data previously reported from the Phase 1/2 trial, four of ten evaluable 2nd-line GIST patients treated with the combination have reached confirmed partial response status.

Research Programs

The Cogent Research Team, based in Boulder, Colorado, is focused on pioneering best-in-class, small molecule therapeutics to expand our pipeline and deliver novel precision therapies for patients living with unmet medical needs. Our research team is building a pipeline of small molecule inhibitors, with our first efforts aimed toward targeting currently undrugged mutations in fibroblast growth factor receptor ("FGFR"). FGFR mutations are well-established oncogenic drivers in multiple diseases, but approved medicines fail to capture the full landscape of FGFR altered tumor types, with FGFR1-mediated hyperphosphatemia serving as the most common dose-limiting toxicity for pan-FGFR inhibitors.

In April 2023, we reported preclinical data at the American Association for Cancer Research ("AACR") 2023 Annual Meeting providing the first published evidence of CGT4859 a reversible, selective FGFR2 inhibitor with coverage of activating and emerging resistance mutations that spares inhibition of FGFR1. Preclinical data demonstrate a profile that delivers equipotent coverage across both key gatekeeper and molecular brake mutations (V564X, N549X) in FGFR2, while avoiding any evidence of FGFR1-linked hyperphosphatemia at efficacious plasma concentrations. In October 2023, we presented updated preclinical data at the 2023 AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. Preclinical data demonstrate a profile that exhibits low namomolar potency on WT FGFR2 and FGFR2 mutations and is selective against the kinome and a panel of channels and receptors. Exploratory pharmacokinetics studies conducted across species showed CGT4859 to be a low-clearance compound with high oral bioavailability. Further, in a mutant-driven mouse model, CGT4859 demonstrated dose-responsive tumor growth inhibition with complete regressions at 5 mg/kg PO and was well-tolerated. In addition, as a reversible inhibitor, the Cogent program retains enzymatic potency against potential cysteine 491 mutations.

Our research team is also advancing a novel, ErbB2 mutant program, which is focused on actionable and underserved mutations in a variety of solid tumor indications. In April 2023, we reported preclinical data at AACR describing a series of novel compounds which potently inhibit several key ErbB2 mutations, including YVMA insertions, while sparing inhibition of EGFR. An exemplar compound from these series demonstrates advantages versus tucatinib, an approved benchmark compound, on tumor growth inhibition in a peripheral ErbB2 L755S driven mutant model, as well as in an ErbB2 driven intracranial model. Recent program advances with a novel chemotype have further improved ErbB2 mutational potency and selectivity, increased estimated brain penetrance to 40% and improved human whole blood stability to nearly 24 hours, suggesting a favorable profile for optimal clinical efficacy. Updated data was presented in November 2023 at the San Antonio Breast Cancer Symposium ("SABCS"). The updated data presented shows that CGT4255 demonstrated low nM potency against ErbB2 wild-type and oncogenic ErbB2 mutations with 100-fold selectivity over wild-type-EGFR. In addition to impressive selectivity across a broad range of kinases, receptors and ion channels, CGT4255 has exceptional half-life in human whole blood and liver cytosol fractions. Dose ascending PK data in mice showed low clearance and high oral bioavailability at all doses, with best-in-class 80% brain penetrance at 100 mg/kg. Maximum inhibition of pErbB2 was observed at a 30 mg/kg PO dose in both NIH/3T3 ErbB2-YVMA and ErbB2-L755S tumor models, with complete regressions at 100 mg/kg PO BID in the NIH3T3 ErbB2-L755S TGI model and was well tolerated. These advances continue to highlight a favorable profile for optimal clinical efficacy.

Our research team is also developing a potential best-in-class, wild-type-sparing, PI3Kα inhibitor that provides coverage for the H1047R mutation, which affects >30,000 cancer patients each year. The phosphoinositide 3-kinase ("PI3K") pathway is a key cell cycle regulating pathway that has an established role in tumor growth and development. PI3Kα mutations are highly prevalent in many solid tumors and are present in 36% of all breast cancer patients. The approved agents for these patients often lead to dose limitations, resulting from activity against wild-type PI3Kα. Preclinical data was presented at SABCS in November 2023 and highlighted that CGT4824 is an allosteric inhibitor of PI3K, was well-tolerated in the tumor growth inhibition efficacy models and has been profiled as lead series exemplar based on its selectivity for H1047R over WT PI3K. CGT4824 demonstrated low nM potency in H1047R mutant PI3K cell lines, differentiated dose ascending PK in mice with high bioavailability and low clearance. CGT4824 also showed >95% inhibition of pAKT in a H1047R PD model, importantly without increases in insulin or C-peptide. Its efficacy profile was superior to a clinically-relevant dose of alpelisib in the NCI H1048 mouse tumor growth inhibition model. Additional lead series analogs were also described, highlighting our more recent advances toward increasing selectivity and potency against H1047R mutants

For FGFR2, ErbB2 and PI3Kα, we see opportunities to provide a more robust molecular response compared to existing therapies. We have selected our FGFR2 clinical candidate, CGT4859. IND-enabling studies are on-going and we expect to initiate a Phase 1 clinical trial in 2024. We expect to announce our ErbB2 clinical candidate in 2024 and initiate IND-enabling studies for this candidate. We expect to select a lead candidate and initiate IND-enabling studies from our on-going PI3Kα program in 2024.

Intellectual Property

One key to our success will be our ability to establish and maintain protection for our product candidates and know-how, in order to enforce and defend our intellectual property rights and to operate without infringing on the rights of others. We rely on our know-how, trade secrets and continuing technological innovation as well as on in-licensing of third-party intellectual property to develop and maintain our proprietary position. Our patent portfolio consists of U.S. patents and foreign patents and patent applications that we in-licensed exclusively from Plexxikon, as well as additional patent applications we have filed on our own.

With the acquisition of Kiq Bio LLC (formerly Kiq LLC) ("Kiq") on July 6, 2020, we obtained an exclusive, sublicensable, worldwide license to patents and applications owned by Plexxikon pursuant to a license agreement between Plexxikon and Kiq (the "License Agreement"). The licensed patents and applications under the License Agreement cover bezuclastinib, its therapeutic uses, and methods of making bezuclastinib and intermediates. These patents and applications include issued patents in multiple territories, including, but not limited to, Australia, Brazil, Canada, China, Colombia, Europe (validated in Germany, Spain, France, Great Britain, Italy, the Netherlands, as well as various other EU countries), Hong Kong, India, Indonesia, Israel, Japan, Mexico, New Zealand, Peru, the Philippines, Republic of Korea, Russia, Singapore, South Africa, Taiwan, and the United States. The pending applications also include patent applications pending in Australia, Brazil, Canada, China, Egypt, Europe, India, Indonesia, Israel, Japan, Korea, Mexico, Philippines, Singapore, South Africa, and the United States. The issued U.S. patents covering bezuclastinib and its therapeutic uses are expected to expire in 2033 and 2034, and the issued foreign patents covering bezuclastinib and its therapeutic uses are expected to expire in 2033, without consideration of potential patent term extensions. Patent applications covering methods of making bezuclastinib and intermediates could potentially provide exclusivity through at least 2041. In 2023, we filed US and international patent applications seeking to protect our optimized formulation of bezuclastinib, which could potentially provide exclusivity through at least 2043. We may seek to obtain rights under additional patent applications relating to bezuclastinib and its use to treat SM and GIST in the United States and in other countries as we proceed with this development program.

We are not currently a party to and have not been a party to any legal proceedings involving patent rights.

In addition to the protection afforded by patents, we seek to protect our technology and product candidates, in part, by trade secret and confidentiality agreements with those who have access to our confidential information, including our employees, contractors, consultants, collaborators, and advisors. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations, and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. Furthermore, the laws of some foreign countries may not protect proprietary rights to the same extent or in the same manner as the laws of the United States.

In addition, our trade secrets may otherwise become known or may be independently discovered by competitors. To the extent that our employees, contractors, consultants, collaborators, and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Moreover, we may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property. Disputes regarding ownership or inventorship of our patents or other intellectual property can arise in various contexts, including collaborations and sponsored research. If we are subject to a dispute challenging our rights in or to patents or other intellectual property, such a dispute could be expensive and time consuming. If we are unsuccessful, we could lose valuable rights in intellectual property that we regard as our own.

For more comprehensive risks related to our proprietary technology, inventions, improvements and products, please see the section on "Risk Factors—Risks Related to Intellectual Property."

Licenses and Third-Party Research Collaborations

License Agreement with Plexxikon Inc.

In July 2020, we obtained an exclusive, sublicensable, worldwide license to certain patents and other intellectual property rights to research, develop, and commercialize bezuclastinib. Under the terms of the License Agreement, we are required to pay Plexxikon aggregate payments of up to $7.5 million upon the satisfaction of certain clinical milestones and up to $25.0 million upon the satisfaction of certain regulatory milestones. During the second quarter of 2022, as a result of the progression of the PEAK study, the first clinical milestone was achieved, resulting in payment of $2.5 million to Plexxikon in June 2022. As of December 31, 2023, no other milestone payments have been made or are considered probable of occurring.

We are also required to pay Plexxikon tiered royalties ranging from a low-single digit percentage to a high-single digit percentage on annual net sales of products. These royalty obligations last on a product-by-product basis and country-by-country basis until the latest of (i) the date on which there is no valid claim of a licensed Plexxikon patent covering a subject product in such country or (ii) the 10th anniversary of the date of the first commercial sale of the product in such country. In addition, if we sublicense the rights under the License Agreement, we are required to pay a certain percentage of the sublicense revenue to Plexxikon ranging from mid-double digit percentages to mid-single digit percentages, depending on whether the sublicense is entered into prior to or after certain development and regulatory milestones.

The License Agreement will expire on a country-by-country and licensed product-by-licensed product basis until the later of the last to expire of the patents covering such licensed products or services or the 10-year anniversary of the date of first commercial sale of the licensed product in such country. Plexxikon may terminate the License Agreement within 30 days after written notice in the event of a breach of contract that remains uncured. Plexxikon may also terminate the agreement upon written notice in the event of our bankruptcy, liquidation, or insolvency. In addition, we have the right to terminate the License Agreement in its entirety at will upon 90 days' advance written notice to Plexxikon.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary drugs. While we believe that our technology, development experience, and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions governmental agencies, and public and private research institutions. Any drug candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future.

We compete in the segments of the pharmaceutical, biotechnology, and other related markets that address precision medicines for patients with genetically defined diseases. There are several other companies working to develop therapies in this field using a similar strategy. These companies include divisions of large pharmaceutical companies and biotechnology companies of various sizes.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology, and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any drugs that we or our collaborators may develop. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our drug candidates, if approved, are likely to be their efficacy, safety, convenience, price, the effectiveness of companion diagnostics, the level of generic competition, and the availability of reimbursement from government and other third-party payors.

Bezuclastinib, if approved for the indications for which we are currently enrolling clinical trials, will compete with the drugs discussed below and will likely compete with other drugs that are currently in development.

In SM, the only approved drugs for the treatment of AdvSM are Blueprint Medicines Corporation's ("Blueprint") avapritinib and Novartis AG's midostaurin. Additionally, Novartis AG's imatinib is approved for AdvSM patients without the KIT D816V mutation or mutational status unknown. Blueprint's avapritinib has also been approved for the treatment of Non-AdvSM. We may also face competition from other drug candidates in pre-clinical or clinical development for SM.

In GIST, the current approved standards of care for unresectable or metastatic patients are first-line imatinib, followed by second-line sunitinib upon imatinib progression, followed by third-line regorafenib upon sunitinib progression, followed by fourth-line ripretinib for patients who have received three or more prior kinase inhibitors. In addition, avapritinib was approved by the FDA in January 2020 for patients with GIST harboring a PDGFRα exon 18 mutation, including PDGFRA D842V mutations only. We may face competition from other drug candidates in pre-clinical or clinical development including, Deciphera Pharmaceuticals, Inc., Taiho Pharmaceutical Co. Ltd, and IDRx.

Manufacturing and Supply

We do not own or operate, and have no current plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties to manufacture our drug candidates for preclinical and clinical testing, as well as for future commercial supply of any drugs that we may commercialize. To date, we have obtained API and drug product from third-party manufacturers for bezuclastinib to support preclinical and clinical testing. We obtain our supplies from these manufacturers on a purchase-order basis and do not have any long-term supply arrangements. We do not currently have a validated manufacturing process in place for any product candidate which would be required to support commercialization of any of our drug candidates, if approved.

Our drug candidates are compounds of low molecular weight, generally called small molecules. They can be manufactured from readily available starting materials in reliable and reproducible synthetic processes. The manufacturing process is amenable to scale-up. As we continue our clinical development of bezuclastinib, we expect to continue to enhance our manufacturing process to allow for drug candidates that are safer, more effective, have superior dosing regimens and are cost-effective.

Government Regulation

Government authorities in the United States, at the federal, state and local levels, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, product approval, manufacture, quality control, manufacturing changes, packaging, storage, recordkeeping, labeling, promotion, advertising, sales, distribution, marketing, and import and export of drugs and biologic products. Our current product candidates are expected to be regulated as drugs. The processes for obtaining regulatory approval in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other regulatory authorities both pre- and post-commercialization, are a significant factor in the production and marketing of our products and our research and development activities and require the expenditure of substantial time and financial resources.

Review and Approval of Drugs in the United States

In the United States, the FDA and other government entities regulate drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and the regulations promulgated thereunder, as well as other federal and state statutes and regulations. Failure to comply with applicable legal and regulatory requirements in the United States at any time during the product development process, approval process, or after approval, may subject us to a variety of administrative or judicial sanctions, such as a delay in approving or refusal by the FDA to approve pending applications, withdrawal of approvals, delay or suspension of clinical trials, issuance of warning letters and other types of regulatory letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil monetary penalties, refusals of or debarment from government contracts, exclusion from the federal healthcare programs, restitution, disgorgement of profits, civil or criminal investigations by the FDA, U.S. Department of Justice, State Attorneys General, and/or other agencies, False Claims Act suits and/or other litigation, and/or criminal prosecutions.

An applicant seeking approval to market and distribute a new drug in the United States must typically undertake the following:

- completion of pre-clinical laboratory tests, which may include animal and *in vitro* studies, and formulation studies in compliance with the FDA's good laboratory practice, or GLP, regulations;

- submission to the FDA of an IND for human clinical testing, which must become effective without FDA objection before human clinical trials may begin;

- approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

- performance of adequate and well-controlled human clinical trials in accordance with the FDA's good clinical practice, or GCP, regulations, to establish the safety and effectiveness of the proposed drug product for each indication for which approval is sought;

- preparation and submission to the FDA of a New Drug Application, or NDA;

- satisfactory review of the NDA by an FDA advisory committee, where applicable;

- satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the drug product, and the active pharmaceutical ingredient or ingredients thereof, are produced to assess compliance with current good manufacturing practice, or GMP, regulations and to assure that the facilities, methods, and controls are adequate to ensure the product's identity, strength, quality, and purity;

- payment of user fees, as applicable, and securing FDA approval of the NDA; and

- compliance with any post-approval requirements, such as any Risk Evaluation and Mitigation Strategies, or REMS, or post-approval studies required by the FDA.

Preclinical Studies and an IND

Preclinical studies can include in vitro and animal studies to assess the potential for adverse events and, in some cases, to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. Other studies include laboratory evaluation of the purity, stability and physical form of the manufactured drug substance or active pharmaceutical ingredient and the physical properties, stability and reproducibility of the formulated drug or drug product. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some preclinical testing, such as longer-term toxicity testing, animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Following commencement of a clinical trial under an IND, the FDA may place a clinical hold on that trial. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

Human Clinical Studies in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations.

Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on its ClinicalTrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

Phase 2: The product candidate is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

Phase 3: The product candidate is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites in late-stage clinical trials to assure compliance with GCP and the integrity of the clinical data submitted.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain FDA regulatory requirements in order to use the study as support for an IND or application for marketing approval or licensure, including that the study was conducted in accordance with GCP, including review and approval by an independent ethics committee and use of proper procedures for obtaining informed consent from subjects, and the FDA is able to validate the data from the study through an onsite inspection if the FDA deems such inspection necessary. The GCP requirements encompass both ethical and data integrity standards for clinical studies.

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical and clinical studies, together with detailed information relating to the product's chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently approximately $4.0 million for fiscal year 2024, for applications requiring clinical data, and the sponsor of an approved NDA is also subject to an annual program fee, currently approximately $0.4 million for fiscal year 2024. These fees are adjusted annually.

Under certain circumstances, the FDA will waive the application fee for the first human drug application that a small business, defined as a company with less than 500 employees, including employees of affiliates, submits for review. An affiliate is defined as a business entity that has a relationship with a second business entity if one business entity controls, or has the power to control, the other business entity, or a third-party controls, or has the power to control, both entities. In addition, an application to market a prescription drug product that has received orphan designation is not subject to a prescription drug user fee unless the application includes an indication for other than the rare disease or condition for which the drug was designated. Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a disease or condition that affects fewer than 200,000 individuals in the U.S., or for which there is no reasonable expectation that U.S. sales will be sufficient to recoup the development and production costs.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA's receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for "priority review" products are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with GMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP.

The FDA also may require submission of a REMS plan to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA's Decision on an NDA

On the basis of the FDA's evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies be conducted to further assess the drug's safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. After approval, the FDA may seek to prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. Some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Expedited Review and Accelerated Approval Programs

A sponsor may seek approval of its product candidate under programs designed to accelerate the FDA's review and approval of NDAs. For example, Fast Track Designation may be granted to a drug intended for treatment of a serious or life-threatening disease or condition and data demonstrate its potential to address unmet medical needs for the disease or condition. The key benefits of Fast Track Designation are the eligibility for priority review, rolling review (submission of portions of an application before the complete marketing application is submitted), and accelerated approval, if relevant criteria are met. The FDA may grant the NDA a priority review designation, which sets the target date for FDA action on the application at six months after the FDA accepts the application for filing. Priority review is granted where there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

The FDA may approve an NDA under the accelerated approval program if the drug treats a serious condition, provides a meaningful advantage over available therapies, and demonstrates an effect on either (1) a surrogate endpoint that is reasonably likely to predict clinical benefit, or (2) on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Post-marketing studies or completion of ongoing studies after marketing approval are generally required to verify the drug's clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022 ("FDORA"), the FDA may require, as appropriate, that such studies be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. The FDA also has increased authority for expedited procedures to withdraw approval of a product or indication approved under accelerated approval if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

In addition, the Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, established the Breakthrough Therapy designation. A sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life- threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If a drug is designated as breakthrough therapy, FDA will provide more intensive guidance on the drug development program and expedite its review.

Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented.

FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events or problems with manufacturing processes of unanticipated severity or frequency, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

- fines, warning letters or holds on post-approval clinical trials;

- refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

- product seizure or detention, or refusal to permit the import or export of products; or

- injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant criminal and civil liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Hatch-Waxman Patent Certification and the 30 Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant's product or a method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval.

Specifically, the applicant must certify with respect to each patent that:

- the required patent information has not been filed;

- the listed patent has expired;

- the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

- the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product's listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicate that it is not seeking approval of a patented method of use, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.

505(b)(2) New Drug Applications

As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA pursuant to an NDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant, and for which the applicant has not obtained a right of reference. If the 505(b)(2) applicant can establish that reliance on the FDA's previous findings of safety and effectiveness is scientifically and legally appropriate, it may eliminate the need to conduct certain preclinical studies or clinical trials of the new product. The FDA may also require companies to perform additional bridging studies or measurements, including clinical trials, to support the change from the previously approved reference drug. The FDA may then approve the new drug candidate for all, or some, of the label indications for which the reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

To the extent that a Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. As a result, approval of a 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

US Data Privacy and Security Laws

There are numerous U.S. federal, state, and local laws and regulations, as well as foreign legislation, in particular in the EU and UK, which regulate personal information, including how that information may be used, processed, and disclosed. These regulations also cover sensitive and confidential personal information, including medical and health information, and impose requirements on entities that handle such information to implement certain privacy and security measures. We and/or our partners may be subject to these laws.

In the United States, at the federal level, the regulations promulgated under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH Act"), impose data privacy, security and data breach reporting obligations with respect to protected health information ("PHI") on covered entities—which include health plans, healthcare clearinghouses and certain healthcare providers—and business associates—which include persons or entities that perform certain functions or activities that involve the use or disclosure of PHI on behalf of, or in connection with providing a service for, a covered entity.

There are also a number of U.S. state privacy laws, such as the California Consumer Privacy Act of 2018 ("CCPA"), as amended by the California Privacy Rights Act of 2020 ("CPRA"), that govern the privacy and security of personal information in certain circumstances. The CCPA/CPRA applies to personal data of consumers, business representatives, and employees, and imposes obligations on certain businesses that do business in California, including to provide specific disclosures in privacy notices, rights to California residents in relation to their personal information. Health information falls under the CCPA/CPRA's definition of personal information where it identifies, relates to, describes, or is reasonably capable of being associated with or could reasonably be linked with a particular consumer or household—unless it is subject to HIPAA—and is included under a new category of personal information, "sensitive personal information," which is offered greater protection. Some of these laws and regulations impose different, and in certain instances, more stringent requirements than HIPAA. Failing comply with these laws and regulations can result in significant civil and/or criminal penalties, as well as exposure to private litigation, all of which can result in financial and reputational risks.

Review and Approval of Drug Products in the European Union and United Kingdom

In order to market any pharmaceutical product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions governing, among other things, research and development, testing, manufacturing, quality control, safety, efficacy, labeling, clinical trials, marketing authorization, packaging, storage, record keeping, reporting, export and import, advertising, marketing and other promotional practices involving pharmaceutical products, as well as commercial sales, distribution, authorization, approval and post-approval monitoring and reporting of our products. Whether or not it obtains FDA approval for a pharmaceutical product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the pharmaceutical product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

The United Kingdom ("UK") formally left the EU on January 31, 2020 and EU laws now only apply to the UK in respect of Northern Ireland as laid out in the Protocol on Ireland and Northern Ireland. The EU and the UK agreed on a trade and cooperation agreement ("TCA"), which includes provisions affecting the life sciences sector (including on customs and tariffs). There are some specific provisions concerning pharmaceuticals, including the mutual recognition of Good Manufacturing Practice ("GMP") and issued GMP documents. The TCA does not, however, contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards.

The UK government has enacted the Medicines and Medical Devices Act 2021. The purpose of the act is to enable the existing regulatory frameworks in relation to human medicines, clinical trials of human medicines, veterinary medicines and medical devices to be updated. The powers under the act may only be exercised in relation to specified matters and must safeguard public health.

The Medicines and Medical Devices Act 2021 supplements the UK Medical Devices Regulations 2002 ("UK Regulations"), which are based on the EU Medical Devices Directive as amended to reflect the UK's post-Brexit regulatory regime. Notably, the UK Regulations do not include any of the revisions that have been made by the EU Medical Devices Regulation (EU) 2017/745, which, since May 26, 2021, now applies in all EU Member States.

The UK's Medicines and Healthcare products Regulatory Agency ("MHRA") conducted a comprehensive consultation in 2021 on proposals to develop a new UK regime for medical devices in the UK. The proposals include more closely aligning definitions for medical devices and in vitro medical devices with internationally recognized definitions and changing the classification of medical devices according to levels or risk. The proposals are intended to improve patient and public safety and increase the appeal of the UK market. Core aspects of the new regime are planned to come into force on July 1, 2025, with strengthened post-market surveillance proposals to be introduced in advance of such date.

Under the Medical Devices (Amendment) (Great Britain) Regulations 2023, CE marked European medical devices will continue to be accepted for sale in the UK until 2028 or 2030 (depending on the type of device).

Drug Development Process

The conduct of clinical trials is currently governed by the EU Clinical Trials Directive 2001/20/EC, or Clinical Trials Directive, and will be replaced by the EU Clinical Trials Regulation (EU) No. 536/2014 ("CTR") once the latter comes into effect. The CTR introduces a complete overhaul of the existing regulation of clinical trials for medicinal products in the EU. It entered into force on January 31, 2022. Under the current regime, which will expire after a transition period of one or three years, respectively, as outlined below in more detail, before a clinical trial can be initiated it must be approved in each EU Member State where there is a site at which the trial is to be conducted. The approval must be obtained from two separate entities: the National Competent Authority ("NCA") and one or more Ethics Committees. The NCA of the EU Member States in which the clinical trial will be conducted must authorize the conduct of the trial, and the independent Ethics Committee must grant a positive opinion in relation to the conduct of the clinical trial in the relevant EU Member State before the commencement of the trial. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be submitted to or approved by the relevant NCA and Ethics Committees. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial must be reported to the NCA and to the Ethics Committees of the EU Member State where they occur.

A more unified procedure will apply under the new CTR. A sponsor will be able to submit a single application for approval of a clinical trial through a centralized EU clinical trials portal. One national regulatory authority (the reporting EU Member State proposed by the applicant) will take the lead in validating and evaluating the application consult and coordinate with the other concerned Member States. If an application is rejected, it may be amended and resubmitted through the EU clinical trials portal. If an approval is issued, the sponsor may start the clinical trial in all concerned Member States. However, a concerned EU Member State may in limited circumstances declare an "opt-out" from an approval and prevent the clinical trial from being conducted in such Member State. The CTR also aims to streamline and simplify the rules on safety reporting, and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical trial results to the EU Database. The CTR foresees a three-year transition period. Member States will work in CTIS immediately after the system has gone live. For one year, until 31 January 2023, clinical trial sponsors can still choose whether to submit an initial clinical trial application in line with the current system (Clinical Trials Directive) or via CTIS. Since 31 January 2023, submission of initial CTA via CTIS is mandatory, and by January 31, 2025, all ongoing trials approved under the current Clinical Trials Directive will need to comply with the CTR and have to be transitioned to CTIS.

Under both the current regime and the new CTR, national laws, regulations, and the applicable Good Clinical Practice ("GCP") and Good Laboratory Practice standards must also be respected during the conduct of the trials, including the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use ("ICH") guidelines on GCP and the ethical principles that have their origin in the Declaration of Helsinki.

During the development of a medicinal product, the European Medicines Agency ("EMA") and national regulators within the EU provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Committee for Medicinal Products for Human Use ("CHMP") on the recommendation of the Scientific Advice Working Party ("SAWP"). A fee is incurred with each scientific advice procedure, but is significantly reduced for designated orphan medicines. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future Marketing Authorization Application ("MAA") of the product concerned.

Marketing Authorization Procedures

In the EU and in Iceland, Norway and Liechtenstein (together the European Economic Area or "EEA"), after completion of all required clinical testing, pharmaceutical products may only be placed on the market after obtaining a Marketing Authorization ("MA"). To obtain an MA of a drug under European Union regulatory systems, an applicant can submit a MAA through, amongst others, a centralized or decentralized procedure.

The centralized procedure provides for the grant of a single MA by the European Commission (EC) that is valid for all EU Member States and, after respective national implementing decisions, in the three additional EEA Member States. The centralized procedure is compulsory for specific medicinal products, including for medicines developed by means of certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products ("ATMP") and medicinal products with a new active substance indicated for the treatment of certain diseases (AIDS, cancer, neurodegenerative disorders, diabetes, auto- immune and viral diseases). For medicinal products containing a new active substance not yet authorized in the EEA before May 20, 2004 and indicated for the treatment of other diseases, medicinal products that constitute significant therapeutic, scientific or technical innovations or for which the grant of a MA through the centralized procedure would be in the interest of public health at EU level, an applicant may voluntarily submit an application for a marketing authorization through the centralized procedure.

Under the centralized procedure, the Committee for Medicinal Products for Human Use ("CHMP"), established at the EMA, is responsible for conducting the initial assessment of a drug. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure, the timeframe for the evaluation of an MAA by the EMA's CHMP is, in principle, 210 days from receipt of a valid MAA. However, this timeline excludes clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP, so the overall process typically takes a year or more, unless the application is eligible for an accelerated assessment. Accelerated assessment might be granted by the CHMP in exceptional cases when a medicinal product is expected to be of major public health interest, particularly from the point of therapeutic innovation. On request, the CHMP can reduce the time frame to 150 days if the applicant provides sufficient justification for an accelerated assessment. The CHMP will provide a positive opinion regarding the application only if it meets certain quality, safety and efficacy requirements. However, the EC has final authority for granting the MA within 67 days after receipt of the CHMP opinion.

The decentralized procedure permits companies to file identical MA applications for a medicinal product to the competent authorities in various EU Member States simultaneously if such medicinal product has not received marketing approval in any EU Member State before. This procedure is available for pharmaceutical products not falling within the mandatory scope of the centralized procedure. The competent authority of a single EU Member State, known as the reference EU Member State, is appointed to review the application and provide an assessment report. Under this procedure, an applicant submits an application based on identical dossiers and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference EU Member State and concerned EU Member States. The reference EU Member State prepares a draft assessment report and drafts of the related materials within 120 days after receipt of a valid application. Subsequently each concerned EU Member State must decide whether to approve the assessment report and related materials.

If an EU Member State cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the EC, whose decision is binding for all EU Member States.

All new MAAs must include a Risk Management Plan ("RMP"), describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. RMPs are continually modified and updated throughout the lifetime of the medicine as new information becomes available. New RMPs are required to be submitted (i) at the request of EMA or a national competent authority, or (ii) whenever the risk-management system is modified, especially as the result of new information being received that may lead to a significant change to the benefit-risk profile or as a result of an important pharmacovigilance or risk-minimization milestone being reached. Since October 20, 2023, all RMPs for centrally authorized products are published by the EMA subject to only limited redactions.

Marketing Authorizations have an initial duration of five years. After these five years, the authorization may subsequently be renewed on the basis of a reevaluation of the risk-benefit balance. Once renewed, the MA is valid for an unlimited period unless the EC or the national competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with only one additional five-year renewal. Applications for renewal must be made to the EMA at least nine months before the five-year period expires.

On April 26, 2023, the EC submitted a proposal for the reform of the European pharmaceutical legislation. The current draft envisages e.g., a shortening of the periods of data exclusivity, however, there is currently neither a final version of this draft nor a date for its entry into force.

Data and Market Exclusivity in the European Union

As in the United States, it may be possible to obtain a period of market and/or data exclusivity in the EU that would have the effect of postponing the entry into the marketplace of a competitor's generic, hybrid or biosimilar product (even if the pharmaceutical product has already received a MA) and prohibiting another applicant from relying on the MA holder's pharmacological, toxicological and clinical data in support of another MA for the purposes of submitting an application, obtaining MA or placing the product on the market. New Chemical Entities ("NCE") approved in the EU qualify for eight years of data exclusivity and 10 years of marketing exclusivity.

An additional non-cumulative one-year period of marketing exclusivity is possible if during the data exclusivity period (the first eight years of the 10-year marketing exclusivity period), the MA holder obtains an authorization for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies.

The data exclusivity period begins on the date of the product's first MA in the EU. After eight years, a generic product application may be submitted and generic companies may rely on the MA holder's data. However, a generic product cannot launch until two years later (or a total of 10 years after the first MA in the EU of the innovator product), or three years later (or a total of 11 years after the first MA in the EU of the innovator product) if the MA holder obtains MA for a new indication with significant clinical benefit within the eight-year data exclusivity period. Additionally, another noncumulative one -year period of data exclusivity can be added to the eight years of data exclusivity where an application is made for a new indication for a well-established substance, provided that significant pre-clinical or clinical studies were carried out in relation to the new indication. Another year of data exclusivity may be added to the eight years, where a change of classification of a pharmaceutical product has been authorized on the basis of significant pre-trial tests or clinical trials (when examining an application by another applicant for or holder of market authorization for a change of classification of the same substance the competent authority will not refer to the results of those tests or trials for one year after the initial chance was authorized).

Products may not be granted data exclusivity since there is no guarantee that a product will be considered by the European Union's regulatory authorities to include a NCE. Even if a compound is considered to be a NCE and the MA applicant is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the medicinal product if such company can complete a full MAA with their own complete database of pharmaceutical tests, preclinical studies and clinical trials and obtain MA of its product.

Orphan Designation and Exclusivity

The criteria for designating an orphan medicinal product in the European Union are similar in principle to those in the United States. The EMA grants orphan drug designation if the medicinal product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union (prevalence criterion). In addition, Orphan Drug Designation can be granted if, for economic reasons, the medicinal product would be unlikely to be developed without incentives and if there is no other satisfactory method approved in the European Union of diagnosing, preventing, or treating the condition, or if such a method exists, the proposed medicinal product is a significant benefit to patients affected by the condition. An application for orphan drug designation (which is not a marketing authorization, as not all orphan-designated medicines reach the authorization application stage) must be submitted first before an application for marketing authorization of the medicinal product is submitted. The applicant will receive a fee reduction for the marketing authorization application if the orphan drug designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted, and sponsors must submit an annual report to EMA summarizing the status of development of the medicine. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Designated orphan medicines are eligible for conditional marketing authorization.

The EMA's Committee for Orphan Medicinal Products reassesses the orphan drug designation of a product in parallel with the review for a marketing authorization; for a product to benefit from market exclusivity it must maintain its orphan drug designation at the time of marketing authorization review by the EMA and approval by the EC. Additionally, any marketing authorization granted for an orphan medicinal product must only cover the therapeutic indication(s) that are covered by the orphan drug designation. Upon the grant of a marketing authorization, orphan drug designation provides up to ten years of market exclusivity in the orphan indication.

During the 10-year period of market exclusivity, with a limited number of exceptions, the regulatory authorities of the EU Member States and the EMA may not accept applications for marketing authorization, accept an application to extend an existing marketing authorization or grant marketing authorization for other similar medicinal products for the same therapeutic indication. A similar medicinal product is defined as a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan medicinal product can also obtain an additional two years of market exclusivity for an orphan-designated condition when the results of specific studies are reflected in the Summary of Product Characteristics ("SmPC"), addressing the pediatric population and completed in accordance with a fully compliant Pediatric Investigation Plan ("PIP"). No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, i.e. the condition prevalence or financial returns criteria under Article 3 of Regulation (EC) No. 141/2000 on orphan medicinal products. When the period of orphan market exclusivity for an indication ends, the orphan drug designation for that indication expires as well. Orphan exclusivity runs in parallel with normal rules on data exclusivity and market protection. Additionally, a marketing authorization may be granted to a similar medicinal product (orphan or not) for the same or overlapping indication subject to certain requirements.

Pediatric Development

In the European Union, companies developing a new medicinal product are obligated to study their product in children and must therefore submit a PIP together with a request for agreement to the EMA. The EMA issues a decision on the PIP based on an opinion of the EMA's Pediatric Committee, or PDCO. Companies must conduct pediatric clinical trials in accordance with the PIP approved by the EMA, unless a deferral (e.g., until enough information to demonstrate its effectiveness and safety in adults is available) or waiver (e.g., because the relevant disease or condition occurs only in adults) has been granted by the EMA. The marketing authorization application for the product must include the results of all pediatric clinical trials performed and details of all information collected in compliance with the approved PIP, unless a waiver or a deferral has been granted, in which case the pediatric clinical trials may be completed at a later date. Medical products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the approved PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the approved PIP are developed and submitted. An approved PIP is also required when a marketing-authorization holder wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized and covered by intellectual property rights.

Post-Approval Regulation

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the EC and/or the competent regulatory authorities of the EU Member States. This oversight applies both before and after grant of manufacturing licenses and marketing authorizations. It includes control of compliance with EU good manufacturing practices rules, manufacturing authorizations, pharmacovigilance rules and requirements governing advertising, promotion, sale, and distribution, recordkeeping, importing and exporting of medicinal products.

Failure by us or by any of our third-party partners, including suppliers, manufacturers and distributors to comply with EU laws and the related national laws of the individual EU Member States governing the conduct of clinical trials, manufacturing approval, MA of pharmaceutical products and marketing of such products, both before and after grant of MA, manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

The holder of a MA for a medicinal product must also comply with EU pharmacovigilance legislation and its related regulations and guidelines, which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products.

These pharmacovigilance rules can impose on holders of MAs the obligation to conduct a labor intensive collection of data regarding the risks and benefits of marketed medicinal products and to engage in ongoing assessments of those risks and benefits, including the possible requirement to conduct additional clinical studies or post-authorization safety studies to obtain further information on a medicine's safety, or to measure the effectiveness of risk-management measures, which may be time consuming and expensive and could impact our profitability. MA holders must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of PSURs in relation to medicinal products for which they hold MAs. The EMA reviews PSURs for medicinal products authorized through the centralized procedure. If the EMA has concerns that the risk-benefit profile of a product has varied, it can adopt an opinion advising that the existing MA for the product be suspended, withdrawn or varied. The agency can advise that the MA holder be obliged to conduct post-authorization Phase IV safety studies. If the EC agrees with the opinion, it can adopt a decision varying the existing MA. Failure by the MA holder to fulfill the obligations for which the EC's decision provides can undermine the ongoing validity of the MA.

More generally, non-compliance with pharmacovigilance obligations can lead to the variation, suspension or withdrawal of the MA for the product or imposition of financial penalties or other enforcement measures.

The manufacturing process for pharmaceutical products in the European Union is highly regulated and regulators may shut down manufacturing facilities that they believe do not comply with regulations. Manufacturing requires a manufacturing authorization, and the manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice ("GMP"). These requirements include compliance with EU GMP standards when manufacturing pharmaceutical products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the European Union with the intention to import the active pharmaceutical ingredients into the European Union.

Similarly, the distribution of pharmaceutical products into and within the European Union is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States. The manufacturer or importer must have a qualified person who is responsible for certifying that each batch of product has been manufactured in accordance with GMP, before releasing the product for commercial distribution in the European Union or for use in a clinical trial. Manufacturing facilities are subject to periodic inspections by the competent authorities for compliance with GMP.

Advertising and Promotion

The advertising and promotion of our products is also subject to EU laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. In addition, other national legislation of individual EU Member States may apply to the advertising and promotion of medicinal products and may differ from one country to another. These laws require that promotional materials and advertising in relation to medicinal products comply with the product's SmPC as approved by the competent regulatory authorities. The SmPC is the document that provides information to physicians concerning the safe and effective use of the medicinal product. It forms an intrinsic and integral part of the marketing authorization granted for the medicinal product. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. All advertising and promotional activities for the product must be consistent with the approved SmPC and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription-only medicines is also prohibited in the EU. Violations of the rules governing the promotion of medicinal products in the European Union could be penalized by administrative measures, fines and imprisonment. These laws may further limit or restrict the advertising and promotion of our products to the general public and may also impose limitations on its promotional activities with healthcare professionals.

Pricing and Reimbursement Environment

Even if a pharmaceutical product obtains a marketing authorization in the European Union, there can be no assurance that reimbursement for such product will be secured on a timely basis or at all. The EU Member States are free to restrict the range of pharmaceutical products for which their national health insurance systems provide reimbursement, and to control the prices and reimbursement levels of pharmaceutical products for human use. An EU Member State may approve a specific price or level of reimbursement for the pharmaceutical product, or alternatively adopt a system of direct or indirect controls on the profitability of the company responsible for placing the pharmaceutical product on the market, including volume-based arrangements, caps and reference pricing mechanisms.

Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we may be required to conduct a clinical study or other studies that compare the cost-effectiveness of our product candidates, if any, to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, pharmaceutical products launched in the European Union do not follow price structures of the United States and generally published and actual prices tend to be significantly lower. Publication of discounts by third party payers or authorities and public tenders may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries.

The so-called health technology assessment ("HTA"), of pharmaceutical products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including France, Germany, Ireland, Italy and Sweden. The HTA process, which is governed by the national laws of these countries, is the procedure according to which the assessment of the public health impact, therapeutic impact, and the economic and societal impact of use of a given pharmaceutical product in the national healthcare systems of the individual country is conducted. HTA generally focuses on the clinical efficacy and effectiveness, safety, cost, and cost- effectiveness of individual pharmaceutical products as well as their potential implications for the healthcare system. Those elements of pharmaceutical products are compared with other treatment options available on the market. The outcome of HTA regarding specific pharmaceutical products will often influence the pricing and reimbursement status granted to pharmaceutical products by the regulatory authorities of individual EU Member States. A negative HTA of one of our products by a leading and recognized HTA body could not only undermine our ability to obtain reimbursement for such product in the EU Member State in which such negative assessment was issued, but also in other EU Member States. For example, EU Member States that have not yet developed HTA mechanisms could rely to some extent on the HTA performed in other countries with a developed HTA framework, when adopting decisions concerning the pricing and reimbursement of a specific pharmaceutical product.

On January 31, 2018, the European Commission adopted a proposal for a regulation on health technology assessment. This legislative proposal is intended to boost EU level cooperation among EU Member States in assessing health technologies, including new pharmaceutical products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The proposal provides that EU Member States will be able to use common HTA tools, methodologies and procedures across the European Union, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement. While EU Member States could choose to delay participation in the joint work until three years after the rules enter into force, it will become mandatory after six years. The European Commission has stated that the role of the HTA regulation is not to influence pricing and reimbursement decisions in the individual EU Member States, but there can be no assurance that the HTA regulation will not have effects on pricing and reimbursement decisions. The HTA entered into force on January 11, 2022 and applies as of January 2025 followed by a further three-year transitional period during which EU member states must fully adapt to the new system.

To obtain reimbursement or pricing approval in some countries, including the EU Member States, we may be required to conduct studies that compare the cost-effectiveness of our product candidates to other therapies that are considered the local standard of care. There can be no assurance that any country will allow favorable pricing, reimbursement and market access conditions for any of our products, or that we will be feasible to conduct additional cost-effectiveness studies, if required.

In certain of the EU Member States, pharmaceutical products that are designated as orphan pharmaceutical products may be exempted or waived from having to provide certain clinical, cost-effectiveness and other economic data in connection with their filings for pricing/reimbursement approval.

European Data Privacy and Security Laws

The collection and use of personal health data and other personal information in the European Union is governed by the provisions of the European General Data Protection Regulation (EU) 2016/679 ("GDPR"), which came into force in May 2018 and related implementing laws in individual EU Member States.

The GDPR imposes a number of strict obligations and restrictions on the ability to process (processing includes collection, analysis and transfer of) personal data of individuals within the EEA, including health data from clinical trials and adverse event reporting. The GDPR also includes requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals prior to processing their personal data or personal health data, notification of certain data processing activities to the national data protection authorities and the security and confidentiality of the personal data. EU Member States may also impose additional requirements in relation to health, genetic and biometric data through their national implementing legislation.

Under the GDPR, personal data can only be transferred within the EU Member States and the three additional European Economic Area countries (Norway, Iceland and Liechtenstein) that have adopted a national law implementing the GDPR. Appropriate safeguards are required to enable cross-border transfers of personal data from the EU and EEA Member States to a "third country" (a country outside the EU or EEA). This status has a number of significant practical consequences, in particular for international data transfers, competent supervisory authorities and enforcement of the GDPR.

The GDPR also imposes specific restrictions on the transfer of personal data to countries outside of the EEA that are not considered by the European Commission to provide an adequate level of data protection, except if the data importer meets very specific requirements such as the use of standard contractual clauses ("SCCs"), issued by the European Commission. In this respect recent legal developments in Europe have created complexity and compliance uncertainty regarding certain transfers of personal data from the EU/EEA. For example, on June 4, 2021 the EU Commission issued a new set of SCCs for data transfers from controllers or processors in the EU/EEA to controllers or processors established outside the EEA. These SCCs replace the old sets of SCCs that were adopted under the previous European Data Protection Directive 95/46. There were various implementation deadlines linked to the use of these new SCCs, and all contracts incorporating SCCs had to be updated to include the new SCCs by December 27, 2022. On November 11, 2021, the European Data Protection Board adopted recommendations on such appropriate safeguards that supplement transfer mechanisms (like the SCCs). These recommendations aim to assist data exporters with their duty to identify and implement appropriate supplementary measures where they are needed to ensure an essentially equivalent level of protection to the personal data they transfer to third countries. With regard to the transfer of data from the EEA to the US, on July 10, 2023, the European Commission adopted its adequacy decision for the EU-US Data Privacy Framework. On the basis of the new adequacy decision, personal data can flow from the EEA to US companies participating in the framework.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States may result in significant monetary fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater, other administrative penalties and a number of criminal offenses (punishable by uncapped fines) for organizations and in certain cases their directors and officers as well as civil liability claims from individuals whose personal data was processed. Data protection authorities from the different EU Member States may still implement certain variations, enforce the GDPR and national data protection laws differently, and introduce additional national regulations and guidelines, which adds to the complexity of processing personal data in the European Union. Guidance developed at both EU level and at the national level in individual EU Member States concerning implementation and compliance practices are often updated or otherwise revised.

There is, moreover, a growing trend towards required public disclosure of clinical trial data in the European Union which adds to the complexity of obligations relating to processing health data from clinical trials. Such public disclosure obligations are provided in the new EU CTR, EMA disclosure initiatives and voluntary commitments by industry. Failing to comply with these obligations could lead to government enforcement actions and significant penalties against us, harm to our reputation, and adversely impact our business and operating results. The uncertainty regarding the interplay between different regulatory frameworks, such as the Clinical Trials Regulation and the GDPR, further adds to the complexity that we face with regard to data protection regulation.

With regard to the transfer of data from the EEA to the UK, on June 28, 2021 the European Commission adopted two adequacy decisions for the UK: one under the GDPR and the other for the Law Enforcement Directive. Personal data may now freely flow from the EU to the UK since the UK is deemed to have an adequate data protection level for the purposes of the EU regime. However, the adequacy of decisions are subject to a 'sunset clause' which entails that the decisions will automatically expire four years after their entry into force, unless renewed. Additionally, following the UK's withdrawal from the EEA, companies also have to comply with the UK's data protection laws (including the GDPR as incorporated into UK national law), the latter regime having the ability to impose fines up to the greater of £17.5 million or 4% of global turnover. Furthermore, transfers from the UK to other countries, including to the EEA, are subject to specific transfer rules under the UK regime; personal data may freely flow from the UK to the EEA, since the EEA is deemed to have an adequate data protection level for purposes of the UK regime. These UK international transfer rules broadly mirror the EU GDPR rules. On February 2, 2022, the UK Secretary of State laid before the UK Parliament the international data transfer agreement (IDTA) and the international data transfer addendum to the European Commission's standard contractual clauses for international data transfers (Addendum) and a document setting out transitional provisions. The IDTA and Addendum came into force on March 21, 2022 and replaced the old EU SCCs for the purposes of the UK regime. However, the transitional provisions, adopted with the IDTA and the Addendum, provide that contracts concluded on or before September 21, 2022 on the basis of any old EU SCCs continue to provide appropriate safeguards for the purpose of the UK regime until March 21, 2024, provided that the processing operations that are the subject matter of the contract remain unchanged and reliance on those clauses ensures that the transfer of personal data is subject to appropriate safeguards.

With regard to the transfer of data from the UK to the US, the UK government has adopted an adequacy decision for the US, the UK-US Data Bridge, which came into force on October 12, 2023. The UK-US Data Bridge recognizes the US as offering an adequate level of data protection where the transfer is to a US company participating in the EU-US Data Privacy Framework and the UK Extension.

Promotional Activities

In the European Union, interactions between pharmaceutical companies and physicians are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians' codes of professional conduct both at EU level and in the individual EU Member States (at a national or regional level). The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of pharmaceutical products is prohibited in the EU. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of the EU Member States. Violation of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians must often be the subject of prior notification and approval by the physician's employer, his/her regulatory professional organization, and/or the competent authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct, applicable in the individual EU Member States (at a national or regional level). Failure to comply with these requirements could result in reputational risk, public reprimands, exclusion from public tenders, administrative penalties, fines or imprisonment.

While the UK has left the EU, as mentioned above, it should be noted that the UK still has the strictest anti-bribery regime in Europe, the UK Bribery Act 2010. The Act is applicable English law and continues to apply to any company incorporated in or "carrying on business" in the United Kingdom, irrespective of where in the world the alleged bribery activity occurs.

Other Legislation Regarding Marketing, Authorization and Pricing of Pharmaceutical Products in the European Union

Other core legislation relating to the marketing, authorization and pricing of pharmaceutical products in the European Union includes the following:

- Directive 2001/83/EC, establishing the requirements and procedures governing the marketing authorization for medicinal products for human use, as well as the rules for the constant supervision of products following authorization. This Directive has been amended several times, most recently by Directive 2012/26/EU regarding pharmacovigilance, and the Falsified Medicines Directive 2011/62/EU.

- Regulation (EC) 726/2004, as amended, establishing procedures for the authorization, supervision and pharmacovigilance of medicinal products for human and veterinary use and establishing the EMA.

- Regulation (EC) 469/2009, establishing the requirements necessary to obtain a Supplementary Protection Certificate, which extends the period of patent protection applicable to medicinal products at the EU-level.

- Directive 89/105/EEC, ensuring the transparency of measures taken by the European Union member states to set the prices and reimbursements of medicinal products. Specifically, while each member state has competence over the pricing and reimbursement of medicines for human use, they must also comply with this Directive, which establishes procedures to ensure that member state decisions and policies do not obstruct trade in medicinal products. The European Commission proposed to repeal and replace Directive 89/105/EEC, but this proposal was withdrawn in 2015.

- Directive 2003/94/EC, laying down the principles of good manufacturing practice in respect of medicinal products and investigational medicinal products for human use (the GMP Directive); repealed by Directive 2017/1572 on January 31, 2022; this directive also lays out standards and principles for manufacturing practices of medicinal products for human use and investigational medicinal products for human use.

- Directive 2005/28/EC of April 8 2005, laying down principles and detailed guidelines for good clinical practice as regards investigational medicinal products for human use, as well as the requirements for authorization of the manufacturing or importation of such products (the GCP Directive).

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of products will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as, in the United States, Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost- effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A payor's decision to provide coverage for a drug product does not necessarily imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on our investment in product development. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs, which may impact physician utilization.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third-party payors do not consider a product to be cost effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, risk sharing, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Recently, the U.S. government passed the Inflation Reduction Act ("IRA"), which authorizes the U.S. Department of Health and Human Services to negotiate prices of certain drugs with participating manufacturers in federal healthcare programs. Adoption of such controls and measures and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals. As a result, the marketability of any product which receives regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement.

In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. In particular, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, the ACA, contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs.

Since its enactment, there have been continual judicial and Congressional challenges to certain aspects of the ACA. It is unclear how these efforts to repeal, replace or otherwise modify the ACA will impact the law on reimbursement. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level, particularly as a result of the recent presidential election, or how any future legislation or regulation may affect us. Even if favorable coverage and reimbursement status is attained for one or more products that receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements for any of our products.

Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with healthcare providers, physicians, third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

- the federal healthcare Anti-Kickback Statute prohibits, among other things, persons from soliciting, offering, receiving or providing any remuneration (in cash or in kind), directly or indirectly, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any item, facility or service for which payment may be made in whole or in part under a federal healthcare program such as Medicare and Medicaid. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate the statute in order to have committed a violation;

- the federal Foreign Corrupt Practices Act, or FCPA, prohibits, among other things, U.S. corporations and persons acting on their behalf from offering, promising, authorizing or making payments to any foreign government official (including certain healthcare professionals in many countries), political party, or political candidate in an attempt to obtain or retain business or otherwise seek preferential treatment abroad;

- the federal False Claims Act, which may be enforced by the U.S. Department of Justice or private whistleblowers to bring civil actions (qui tam actions) on behalf of the federal government, imposes civil penalties, as well as liability for treble damages and for attorneys' fees and costs, on individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, making a false statement material to a false or fraudulent claim, or improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

- the Department of Health and Human Services' Civil Monetary Penalties authorities, which imposes administrative sanctions for, among other things, presenting or causing to be presented false claims for government payment and providing remuneration to government health program beneficiaries to influence them to order or receive healthcare items or services;

- the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for, among other conduct, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes criminal and civil liability and penalties on those who violate requirements, including mandatory contractual terms, intended to safeguard the privacy, security, transmission and use of individually identifiable health information;

- the federal false statements statute relating to healthcare matters prohibits falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

- the federal Physician Payment Sunshine Act requires manufacturers of drugs (among other products) to report to the Centers for Medicare and Medicaid Services within the U.S. Department of Health and Human Services, or HHS, information related to payments and other transfers of value to physicians (as defined by statute) and teaching hospitals, as well as physician ownership and investment interests in the reporting manufacturers. Beginning in 2022, applicable manufacturers also will be required to report payments and other transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives during the previous year;

- similar state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by nongovernmental third-party payors, including private insurers; and

- certain state laws require pharmaceutical companies to comply with voluntary compliance guidelines promulgated by a pharmaceutical industry association and relevant compliance guidance issues by HHS Office of Inspector General; bar drug manufacturers from offering or providing certain types of payments or gifts to physicians and other health care providers; and/or require disclosure of gifts or payments to physicians and other healthcare providers.

Various state and foreign laws also govern the privacy and security of health information in some circumstances; many of these laws differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Violation of any of these laws or any other current or future governmental laws and regulations that may apply to drug manufacturers include significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if the manufacturer becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of its operations, any of which could substantially disrupt its operations. If any of the physicians or other healthcare providers or entities with whom we do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Additional Regulation

In addition to the foregoing, state, and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act, and the Toxic Substances Control Act, affect our business. These and other laws govern the use, handling, and disposal of various biologic, chemical, and radioactive substances used in, and wastes generated by, operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Equivalent laws have been adopted in third countries that impose similar obligations.

Human Capital

As of December 31, 2023, we had 164 employees, approximately 62% of whom have an M.D., Ph.D., or other advanced degree. To allow us flexibility in meeting varying workflow demands, we also engage consultants and temporary workers when needed.

We believe that our future success largely depends upon our continued ability to attract and retain a diverse group of highly skilled employees. We offer comprehensive compensation packages, including competitive base pay, incentive compensation and equity programs, and provide a broad range of benefits, including 401(k) plan with employer match, healthcare and insurance benefits, paid time off, paid family and medical leave, flexible work schedules, and various health and wellness programs. We also provide development programs that enable continued learning and growth.

Our Code of Business Conduct and Ethics ensures that our core values of respect, integrity, collaboration, innovation, trust, and excellence are applied throughout our operations. Our Code of Business Conduct and Ethics serves as a tool to help all of us recognize and report unethical conduct, while preserving our culture of honesty and accountability.

None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

Corporate Information

We were incorporated under the laws of the State of Delaware in March 2014 under the name Unum Therapeutics Inc. On April 3, 2018, we completed our initial public offering ("IPO") of our common stock under the ticker "UMRX." On October 2, 2020, we filed an amendment to our certificate of incorporation to change our name to Cogent Biosciences, Inc. The name change became effective on October 6, 2020. In connection with the name change, our common stock began trading under the ticker symbol "COGT."

As of December 31, 2023, we had 105,346,559 shares outstanding on a fully diluted and as-converted basis, including the 86,124,249 shares of common stock outstanding, the 606,060 pre-funded warrants that are exercisable for shares of common stock, and the 74,465 shares of Series A Preferred stock, which are convertible into 18,616,250 shares of common stock. As of February 22, 2024, we had 135,415,606 shares outstanding on a fully diluted and as-converted basis, including the 17,717,997 common shares issued in the February 2024 Private Placement and the 12,280 Series B Non-Voting Convertible Preferred Shares issued in the February 2024 Private Placement, which are convertible into 12,280,000 common shares, subject to approval of an increase to authorized shares of common stock at our 2024 annual meeting of stockholders.

Available Information

Our Internet address is www.cogentbio.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, proxy and information statements and amendments to those reports filed or furnished pursuant to Sections 13(a), 14, and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are available through the "Investors" portion of our website free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information on our website is not part of this Annual Report on Form 10-K or any of our other securities filings unless specifically incorporated herein by reference. In addition, our filings with the SEC may be accessed through the SEC's Interactive Data Electronic Applications system at *http://www.sec.gov*. All statements made in any of our securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and we do not assume or undertake any obligation to update any of those statements or documents unless we are required to do so by law.

ITEM 1A.   RISK FACTORS

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we presently deem less significant may also impair our business operations. You should carefully consider the risks described below, as well as the other information in this Annual Report on Form 10-K, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our other filings with the Securities and Exchange Commission, before deciding whether to invest in our common stock. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected.

Risks Related to the Discovery and Development of Our Drug Candidates

Our business is highly dependent on the success of our bezuclastinib program and our ability to discover and develop additional product candidates. We may not be successful in our efforts to develop bezuclastinib or expand our pipeline of drug candidates.

Our business and future success depend on our ability to develop, obtain regulatory approval for and then successfully commercialize bezuclastinib and any other product candidates that we may discover and develop. We are pursuing clinical development of bezuclastinib to target SM and GIST through our APEX, SUMMIT and PEAK clinical trials. There is no guarantee that any or all of these trials will be successful. Even if our trials are successful, bezuclastinib will require regulatory review and approval, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we are able to generate any revenue from product sales, if ever.

Through the development of the research team, we are also working to build a pipeline of other product candidates. Researching, developing, obtaining regulatory approval for and commercializing additional product candidates will require substantial additional funding and is prone to the risks of failure inherent in medical product development. Even if we are successful in continuing to build and expand our pipeline, we cannot provide you any assurance that we will be able to successfully advance any of these additional product candidates through the development process, or that any such product candidates will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives.

If unacceptable side effects are identified during the development of our drug candidates, we may need to abandon or limit such development.

If our drug candidates are associated with unacceptable side effects in preclinical or clinical trials or have characteristics that are unexpected, we may need to abandon their development, limit development to more narrow uses or subpopulations in which the unacceptable side effects or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective or highlight these risks, side effects, or other characteristics in the approved product label. In pharmaceutical development, many drugs that initially show promise in early-stage testing may later be found to cause side effects that prevent further development of the drug. Currently marketed therapies for the treatment of AdvSM and cancer are generally limited to some extent by their toxicity. In addition, some of our drug candidates would be chronic therapies, for which safety concerns may be particularly important. Use of our drug candidates as monotherapies may also result in adverse events consistent in nature with other marketed therapies. In addition, when used in combination with other therapies, our drug candidates could exacerbate adverse events associated with the other therapy. If unexpected side effects are identified during development, we may be required to develop a Risk Evaluation and Mitigation Strategy ("REMS") to mitigate those serious safety risks, which could impose significant distribution and/or use restrictions on our products.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The development and commercialization of new pharmaceutical and biotechnology products is highly competitive. We face competition with respect to our current clinical-stage drug candidates and will face competition with respect to any drug candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing our drug candidates. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization.

Any product candidates that we successfully develop and commercialize will compete with currently approved therapies and new therapies that may become available in the future from segments of the pharmaceutical, biotechnology and other related markets that pursue precision medicines. Our commercial opportunity could also be reduced or eliminated if our competitors develop and commercialize additional products that are safer, more effective, have superior dosing regimens, have fewer or less severe side effects, are approved for broader indications or patient populations, are approved for specific sub-populations, are more convenient or are less expensive than bezuclastinib or any other products that we may develop. Our competitors also may obtain FDA or other marketing approval for their products more rapidly than any approval we may obtain for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining marketing approvals, and marketing and selling approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. For further information, see "Business-Competition," which discusses the pharmaceutical and biotechnology companies developing or marketing treatments for cancer and hematologic diseases that are competitive with bezuclastinib and the drug candidates we are developing.

If difficulties arise enrolling patients in our clinical trials, clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. The enrollment of patients depends on many factors, including: the patient eligibility criteria defined in the protocol; the size of the patient population required for analysis of the trial's primary endpoints; and our ability to recruit clinical trial investigators with the appropriate competencies and experience.

In addition, our clinical trials compete with approved products as well as other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition reduces the number and types of patients available to us because some patients who might have opted to enroll in our trials may instead opt to take an approved product or otherwise enroll in a trial being conducted by one of our competitors. Any delays in patient enrollment may result in increased costs or may affect the timing or outcome of our ongoing and planned clinical trials, our expected timelines for delivering top-line results across all three of our active studies, and any subsequent regulatory approvals or commercialization activities.

The incidence and prevalence for target patient populations of our drug candidates have not been established with precision. If the market opportunities for our drug candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue potential and ability to achieve profitability will be adversely affected.

The precise incidence and prevalence for GIST and SM are unknown. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our drug candidates, are based on estimates, which are inherently uncertain. The total addressable market opportunity for bezuclastinib, and any other drug candidates we may produce will ultimately depend upon, among other things, the diagnosis criteria included in the final label for our future approved drugs for sale for these indications, acceptance by the medical community and patient access, drug pricing, and reimbursement. The number of patients in our targeted commercial markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our drug, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.

Clinical trials are expensive, time-consuming, and difficult to design and implement.

Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. We are unable to predict when or if any of our drug candidates will prove effective or safe in humans or will obtain marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of any drug candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, interim or preliminary results of a clinical trial do not necessarily predict final results, and results for one indication may not be predictive of the success in additional indications. In particular, the small number of patients in our early clinical trials may make the results of these trials less predictive of the outcome of later clinical trials. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy, insufficient durability of efficacy, or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence clinical trials are never approved as products.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to obtain marketing approval or commercialize our drug or drug candidates. Our product development costs will increase if we experience delays in preclinical studies or clinical trials or in obtaining marketing approvals. We do not know whether any of our planned preclinical studies or clinical trials will begin on a timely basis or at all, will need to be restructured, or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our drug candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our drug candidates and may harm our business and results of operations.

Since the number of patients that we have dosed to date in our clinical trials is small, the results from such clinical trials may be less reliable than results achieved in larger clinical trials.

A study design that is considered appropriate for regulatory approval includes a sufficiently large sample size with appropriate statistical power, as well as proper control of bias, to allow a meaningful interpretation of the results. The preliminary results of trials with smaller sample sizes can be disproportionately influenced by the impact the treatment had on a few individuals, which limits the ability to generalize the results across a broader community, thus making the study results less reliable than studies with a larger number of patients. As a result, there may be less certainty that such product candidates would achieve a statistically significant effect in any future clinical trials. In our current and any future clinical trials, we may not achieve a statistically significant result or the same level of statistical significance, if any, that we may have seen in prior clinical trials or preclinical studies.

Interim, "top-line" and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available, may be interpreted differently if additional data are disclosed, and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we publicly disclose preliminary or "top-line" data from our clinical trials, which is based on a preliminary analysis of then-available data in a summary or "top-line" format, and the results and related findings may change as more patient data become available, may be interpreted differently if additional data are disclosed at a later time and are subject to audit and verification procedures that could result in material changes in the final data. If additional results from our clinical trials are not viewed favorably, our ability to obtain approval for and commercialize our drug candidates, our business, operating results, prospects, or financial condition may be harmed and our stock price may decrease.

We may choose not to develop a potential product candidate, or we may suspend, deprioritize or terminate one or more discovery programs or preclinical or clinical product candidates or programs.

At any time and for any reason, we may determine that one or more of our discovery programs or preclinical or clinical product candidates or programs does not have sufficient potential to warrant the allocation of resources toward such program or product candidate. Accordingly, we may choose not to develop a potential product candidate or elect to suspend, deprioritize or terminate one or more of our discovery programs or preclinical or clinical product candidates or programs. If we suspend, deprioritize or terminate a program or product candidate in which we have invested significant resources, we will have expended resources on a program or product candidate that will not provide a full return on our investment and may have missed the opportunity to have allocated those resources to potentially more productive uses, including existing or future programs or product candidates.

We may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, but we may not realize any resulting benefits.

We may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. In particular, we may seek to enter into collaborations with our bezuclastinib program and other collaborations to progress the clinical development of the bezuclastinib program. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business.

We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy and obtain marketing approval. Further, collaborations involving our product candidates are subject to numerous technical, business, and legal risks. Even if we are successful in entering into a collaboration with respect to the development and/or commercialization of one or more product candidates, there is no guarantee that the collaboration will be successful.

We may not be able to file investigational new drug applications ("IND"s) or IND amendments or clinical trial authorization applications ("CTA"s) to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA or other regulatory authorities may not permit us to proceed.

Our timing of filing INDs or CTAs on our product candidates and initiating additional clinical trials is dependent on further research. We cannot be sure that submission of an IND or CTA will result in the FDA or other regulatory authority allowing further clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trials.

We have limited experience as a company conducting clinical trials.

We have limited experience as a company in conducting clinical trials. In part because of this lack of experience, we cannot be certain that our ongoing clinical trials will be completed on time or if the planned clinical trials will begin or be completed on time, if at all.

Our updated bezuclastinib formulation is unproven and may not work as intended in clinical trials.

In November 2021, we announced an updated formulation of bezuclastinib which is intended to reduce the number of daily tablets required for patients with GIST, thereby potentially improving the overall GIST patient experience. This formulation has now been incorporated into all three of our ongoing clinical trials. The formulation is unproven to date, and there is no guarantee that it will be successful or perform as desired.

The commercial success of any future approved drugs, including bezuclastinib, will depend upon the degree of market acceptance by physicians, patients, third-party payors, and others in the medical community.

If bezuclastinib and any future approved drugs do not achieve an adequate level of acceptance by physicians, patients, third-party payors, and others in the medical community, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of bezuclastinib and of any current or future drug candidates, if approved for commercial sale, will depend on a number of factors, including the availability, perceived advantages, and relative cost, safety, and efficacy of alternative and competing treatments; and the prevalence and severity of any side effects, adverse reactions, misuse, or any unfavorable publicity in these areas, in particular compared to alternative treatments. Even if a potential drug displays a favorable efficacy and safety profile in preclinical and clinical studies, market acceptance of the drug will not be known until after it is launched.

A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval of our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks and regulatory requirements related to operating in foreign countries if we obtain the necessary approvals. Risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products.

Risks Related to Our Reliance on Third Parties

We currently rely and for the foreseeable future will continue to rely on third parties to conduct our clinical trials and to assist with various research, discovery, manufacturing and supply activities. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates or discover new product candidates on our intended timelines, if at all.

We depend and will depend upon independent investigators and collaborators, such as medical institutions, contract research organizations ("CROs"), contract manufacturing organizations ("CMO"s) and strategic partners to conduct our preclinical studies and clinical trials under agreements with us. We rely heavily on these third parties over the course of our clinical trials, and we control only certain aspects of their activities. As a result, we have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. We and these third parties are required to comply with good clinical practices ("GCP"s), which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. In addition, failure or any failure by these third parties to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on our behalf.

If any CMO with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different CMO, which we may not be able to do on reasonable terms, if at all. In either scenario, our clinical trials supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our products or product candidates may be unique or proprietary to the original CMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. Furthermore, a CMO may possess technology related to the manufacture of our product candidate that such CMO owns independently. This would increase our reliance on such CMO or require us to obtain a license from such CMO in order to have another CMO manufacture our product candidates. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.

We also rely on third party vendors and collaborators to support our research and discovery efforts and to help expand our drug candidate pipeline, including certain third parties located in China, and we expect to continue to use such third parties. A natural disaster, epidemic or pandemic disease outbreaks, trade war, political unrest or other local events could disrupt the business or operations of these third parties and thus negatively impact our research and discovery capabilities and timelines.

We contract with third parties for the manufacture of our drug candidates for preclinical development and clinical trials. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently own or operate any manufacturing facilities. We rely, and expect to continue to rely, on third parties for the manufacture of our drug candidates for preclinical development and clinical testing, as well as for the commercial manufacture of our current and future drugs. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We do not have long-term supply agreements with our contract manufacturers, and purchase our required drug supply, including the API and drug product used in our drug candidates, on a purchase order basis with certain contract manufacturers. In addition, we may be unable to establish or maintain any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish and maintain agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks. In addition, our drug candidates may compete with other drug candidates for access to manufacturing facilities. As a result, we may not obtain access to these facilities on a priority basis or at all. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

If any of our product candidates receive regulatory approval and we are not able to negotiate commercial supply terms with any third-party manufacturers, we may be unable to commercialize our products, and our business and financial condition would be materially harmed. If we are forced to accept unfavorable terms for our relationships with any such third-party manufacturer, our business and financial condition would be materially harmed.

Third-party manufacturers may not be able to comply with the FDA's cGMP regulations or similar regulatory requirements outside of the U.S. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or voluntary recalls of drug candidates or products, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our products. Third-party manufacturers' failure to achieve and maintain high manufacturing standards, in accordance with applicable regulatory requirements, or the incidence of manufacturing errors, also could result in patient injury or death, product shortages, delays or failures in product testing or delivery, cost overruns, or other problems that could seriously harm our business. Third-party manufacturers often encounter difficulties involving production yields, quality control, and quality assurance, as well as shortages of qualified personnel.

The third parties upon whom we rely for the supply of the API and drug product used in bezuclastinib are our sole source of supply, and the loss of any of these suppliers could significantly harm our business.

The API and drug product used in bezuclastinib are currently supplied to us from single-source suppliers. Our ability to successfully develop our drug candidates and supply our drug candidates for clinical trials, depends in part on our ability to obtain the API and drug product for these drugs in accordance with regulatory requirements and in sufficient quantities and on sufficient timelines for clinical testing. We will need to enter into arrangements to establish redundant or second-source supply of some of the API and drug product. If any of our suppliers ceases its operations for any reason or is unable or unwilling to supply API or drug product in sufficient quantities or on the timelines necessary to meet our needs it could significantly and adversely affect our business, the supply of our current or future drug candidates or any future approved drugs and our financial condition.

For bezuclastinib and any other product candidates, we intend to identify and qualify additional manufacturers to provide such API and drug product prior to submission of a New Drug Application ("NDA") to the FDA and/or a Marketing Authorization Application ("MAA") to the EMA. We are not certain, however, that our single-source suppliers will be able to meet our demand for their products, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance and they may subordinate our needs in the future to their other customers.

While we seek to maintain adequate inventory of the API and drug product used in our current or future drug candidates and any future approved drugs, any interruption or delay in the supply of components or materials, or our inability to obtain such API and drug product from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.

Risks Related to Regulatory Approval of Our Drug Candidates and Other Legal Compliance Matters

The FDA regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates.

We currently have one drug candidate in clinical development for three indications and its risk of failure is high. We are unable to predict when or if any of our drug candidates will prove effective or safe in humans or will obtain marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of any drug candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans.

While bezuclastinib is a highly potent and selective KIT D816V inhibitor that is being developed to treat SM and GIST patients, we may find that patients treated with bezuclastinib have or develop mutations that confer resistance to treatment. If patients have or develop resistance to treatment with our drug candidates, we may be unable to successfully complete our clinical trials, and may not be able to obtain regulatory approval of, and commercialize, our drug candidates.

Our product development costs will increase if we experience delays in preclinical studies or clinical trials or in obtaining marketing approvals. We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to obtain marketing approval or commercialize our drug candidates. We may utilize companion diagnostics in our planned clinical trials in the future in order to identify appropriate patient populations for our drug candidates. If a satisfactory companion diagnostic is not commercially available, we may be required to create or obtain one that would be subject to regulatory approval requirements. The process of obtaining or creating such diagnostic is time consuming and costly.

Regulatory authorities, including the FDA, may disagree with our regulatory plan and we may fail to obtain regulatory approval of our product candidates.

We are conducting clinical trials with our lead product candidate, bezuclastinib, in patients with GIST, AdvSM and Non-AdvSM. The FDA may not agree with some or all of our regulatory plans for initial registration of bezuclastinib in some or all of these indications and may require additional clinical trials to be conducted prior to approval. Our clinical trial results may also not support approval.

In addition, our product candidates could fail to receive regulatory approval for many reasons, including if we are unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that our product candidates are safe and effective for any of their proposed indications, or that our product candidates' clinical and other benefits outweigh their safety risks. Moreover, our clinical trial results may also not support approval.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. We may also submit marketing applications in other countries. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

The impact of healthcare legislation and other changes in the healthcare industry and in healthcare spending on us is currently unknown, and may adversely affect our business model.

Our revenue prospects could be affected by changes in healthcare spending and policy in the United States and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. In fact, both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation, regulations, and policies affecting coverage and reimbursement rates, which are designed to contain or reduce the cost of health care. Further federal and state proposals and healthcare reforms are likely, which could limit the prices that can be charged for the product candidates that we develop and may further limit our commercial opportunity. There may be future changes that result in reductions in potential coverage and reimbursement levels for our product candidates, if approved and commercialized, and we cannot predict the scope of any future changes or the impact that those changes would have on our operations. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect us.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under the regulations of the FDA and other similar foreign regulatory bodies will increase significantly, and our costs associated with compliance with such laws and regulations are also likely to increase. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business.

We face potential liability related to the privacy of health information we obtain from clinical trials sponsored by us.

Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA, as amended by the HITECH. We are not currently classified as a covered entity or business associate under HIPAA and thus are not directly subject to its requirements or penalties. However, any person may be prosecuted under HIPAA's criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA's requirements for disclosure of individually identifiable health information. In addition, we may maintain sensitive personally identifiable information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who enroll in our patient assistance programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

Furthermore, certain health privacy laws, data breach notification laws, consumer protection laws and genetic testing laws may apply directly to our operations and/or those of our collaborators and may impose restrictions on our collection, use and dissemination of individuals' health information. Patients about whom we or our collaborators obtain health information, as well as the providers who share this information with us, may have statutory or contractual rights that limit our ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that we have violated individuals' privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. Additionally, we are subject to state and foreign equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope and may apply regardless of the payor.

If we are unable to successfully develop companion diagnostic tests for our drug candidates that require such tests, or experience significant delays in doing so, we may not realize the full commercial potential of these drug candidates.

We may develop, either by ourselves or with collaborators, in vitro companion diagnostic tests for our drug candidates for certain indications. To be successful, we or our collaborators will need to address a number of scientific, technical, regulatory, and logistical challenges. The FDA regulates in vitro companion diagnostics as medical devices that will likely be subject to clinical trials in conjunction with the clinical trials for our drug candidates, and which will require regulatory clearance or approval prior to commercialization. We may rely on third parties for the design, development, and manufacture of companion diagnostic tests for our therapeutic drug candidates that require such tests. If these parties are unable to successfully develop companion diagnostics for these therapeutic drug candidates, or experience delays in doing so, the development of these therapeutic drug candidates may be adversely affected or may not obtain marketing approval, and we may not realize the full commercial potential of any of these therapeutics that obtain marketing approval.

Risks Related to Our Intellectual Property

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, confidentiality agreements, trade secret protection and license agreements to protect the intellectual property related to our technologies. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

Currently, we have patents issued from our in-licensed portfolio under our license agreement with Plexxikon. in multiple territories, including but not limited to, Australia, Brazil, Canada, China, Colombia, Europe (validated in Germany, Spain, France, Great Britain, Italy, the Netherlands, as well as various other EU countries), Hong Kong, India, Indonesia, Israel, Japan, Mexico, New Zealand, Peru, the Philippines, Republic of Korea, Russia, Singapore, South Africa, Taiwan, and the United States. We also have patent applications pending in Australia, Brazil, Canada, China, Egypt, Europe, India, Indonesia, Israel, Japan, Korea, Mexico, Philippines, Singapore, South Africa, and the United States. We anticipate additional patent applications will be filed both in the United States and in other countries, as appropriate. There is no guarantee that patent applications will provide meaningful protection or result in patents being issued and granted.

Third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced.

We depend on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We are dependent on patents, know-how and proprietary technology, both our own and licensed from others. In particular, bezuclastinib and other molecules are subject to a license from Plexxikon. We expect in the future to be party to additional material license or collaboration agreements. Any termination of our current or future licenses could result in the loss of significant rights and could harm our ability to commercialize our product candidates. These licenses do and future licenses may include provisions that impose obligations and restrictions on us. This could delay or otherwise negatively impact a transaction that we may wish to enter into. Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement. If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

Presently we have rights to certain intellectual property, through licenses from third parties and under patent applications that we own or will own, related to bezuclastinib, and certain other product candidates. Because additional product candidates may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license or use these proprietary rights. Our product candidates may also require specific formulations to work effectively and efficiently and these rights may be held by others. Similarly, efficient production or delivery of our product candidates may also require specific compositions or methods, and the rights to these may be owned by third parties. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Third parties may assert that we are employing their proprietary technology without authorization. While we do not believe that any claims that could materially adversely affect commercialization of our product candidates, if approved, are valid and enforceable, we may be incorrect in this belief, or we may not be able to prove it in litigation. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

We may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our product candidates, molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, if we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

An unfavorable outcome of any post-grant proceedings, including interference proceedings, provoked by third parties or brought by the USPTO could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or post-grant proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or the USPTO.

If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection could have a material adverse impact on our business.

Risks Related to Employee Matters and Managing Growth

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our inability or failure to successfully attract and retain qualified personnel, particularly at the management level, could adversely affect our ability to execute our business plan and harm our operating results. We are highly dependent on our management, scientific and medical personnel, including our Chief Executive Officer and President, our Chief Financial Officer, our Chief Technology Officer, our Chief Scientific Officer, our Chief Medical Officer and our Chief Legal Officer. The loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm our business.

Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. The employment agreements with our key employees provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice.

We have undergone significant growth over the past two years and we may face challenges in managing our growth.

During the past two years, we increased our headcount from 77 to 164 full time employees through the expansion of our research, development, manufacturing and G&A infrastructure, and we moved into new offices and labs in Massachusetts and Colorado, respectively. We need to continue to recruit, train and retain qualified personnel to support our growth and we may be unable to do so effectively.

As of December 31, 2023, we are no longer an emerging growth company ("EGC"), as defined in the JOBS Act and, as the market value of our common stock that was held by non-affiliates exceeded $700 million as of June 30, 2023, we are now a large accelerated filer and we are now subject to certain disclosure requirements that were not applicable to use as an EGC or as a smaller reporting company. Additionally, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting. We continue to enhance our operational, financial and management controls and systems, reporting systems and infrastructure, and policies and procedures to support the establishment and maintenance of effective disclosure and financial controls and corporate governance. Our management and other personnel devote a s substantial amount of time to these compliance initiatives, and these increase our legal and financial costs and make some activities more time-consuming and costly. We may not be able to implement enhancements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our development timelines may be delayed, our ability to generate revenue could be reduced, and we may not be able to implement our business strategy.

Our business and operations could suffer in the event of system failures or unauthorized or inappropriate use of or access to our systems.

We are increasingly dependent on our information technology systems and infrastructure for our business. We collect, store, use and transmit personal information and sensitive information including intellectual property, proprietary business information, and health-related information, in connection with business operations. The secure maintenance of this information is critical to our operations and business strategy. Due to the size and complexity and the increasing amounts of confidential information that are maintained, our internal information technology systems and those of our third-party CROs, vendors and other contractors and consultants are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security incidents or breaches from inadvertent or intentional actions by our employees and/or third parties with whom we do business, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, digital extortion, denial-of-service attacks, supply chain attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or those of our partners or lead to data leakage. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, similar events relating to the information technology systems of our third-party collaborators who we rely on for the manufacture of our product candidates and to conduct clinical trials could also have a material adverse effect on our business. In addition, changes in how our employees work and access our systems, when part of our workforce is working remotely, could also lead to opportunities for bad actors to launch cyber-attacks or for employees to cause inadvertent security risks or incidents. The prevalent use of mobile devices also increases the risk of data security incidents.

To the extent that any disruption, security breach or unauthorized or inappropriate use or access to our systems were to result in a loss of or damage to our data, or inappropriate disclosure of confidential or proprietary information, including but not limited to patient, employee or vendor information, we could, under certain circumstances, be subject to notification obligations to affected individuals and/or government agencies, liability, including potential lawsuits from patients, collaborators, employees, stockholders or other third parties and liability under foreign, federal and state laws that protect the privacy and security of personal information which could take the form of, amongst other things, administrative fines, and the development and potential commercialization of our product candidates could be delayed. While we maintain cyber insurance at levels that we believe are appropriate for our business, we cannot assure our investors that it will be sufficient in type or amount to cover us against all claims related to security compromises or breaches, cyberattacks and other related breaches.

Risks Related to Our Financial Position and Need for Additional Capital

We will require substantial additional funding. If we fail to obtain additional financing when needed, or on attractive terms, we may be unable to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical and preclinical development of our current and future product candidates, including our clinical trials for bezuclastinib. If approved, we will require significant additional amounts in order to launch and commercialize our product candidates. We cannot be certain that additional funding will be available on acceptable terms, or at all. Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. Our license agreements may also be terminated if we are unable to meet the payment and other obligations under the agreements. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves.

Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the future.

We are a clinical-stage biopharmaceutical company with a limited operating history. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in March 2014. For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

There can be no assurance that the product candidates under development by us will be approved for sale in the United States or elsewhere. Furthermore, there can be no assurance that if such products are approved, they will be successfully commercialized, which would have an adverse effect on our business prospects, financial condition and results of operation. Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders' equity and working capital.

Our ability to use net operating losses and tax credit carryforwards to offset future taxable income may be subject to certain limitations.

In general, under Sections 382 and 383 of the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating losses or tax credits, or NOLs or credits, to offset future taxable income or taxes. As a result of the shares issued in July 2020 related to the acquisition of Kiq and the sale of Series A convertible preferred stock, the Company has experienced a change in ownership, as defined by Section 382. As a result of the ownership change, utilization of the federal and state net operating loss carryforwards and research and development tax credit carryforwards is subject to annual limitation under Section 382. Under Section 382, the annual limitation is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. As of December 31, 2023, approximately $69.7 million and $4.0 million of federal and state net operating losses, respectively, as well as $3.5 million of future amortization for federal purposes, were subject to the July 2020 limitation of $0.3 million per year. A second ownership change occurred in December 2020 as a result of the underwritten public offering of common stock which resulted in a limitation of tax attributes generated from July 2020 to December 2020. The December 1, 2020 ownership change is not expected to have a material impact to the Company's net operating loss carryforwards or research and development tax credit carryforwards as these net operating losses and tax credit carryforwards may be utilized, subject to annual limitation, assuming sufficient taxable income is generated before expiration. The Company has not performed a Section 382 analysis since December 2020.

Risks Related to Ownership of our Common Stock

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock is likely to continue to be highly volatile. Market prices for our common stock could be subject to wide fluctuations in response to various factors. In addition, the stock market in general, and The Nasdaq Global Select Market and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. If the market price of our common stock does not exceed your purchase price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company's securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business, operating results, or financial condition.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant influence over matters subject to stockholder approval.

Our executive officers, directors, and ≥ 5% stockholders beneficially owned approximately 65.1% of our outstanding common stock as of December 31, 2023. These stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of our directors, amendments to our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that may be in the best interests of our stockholders.

An active trading market for our common stock may not be sustained.

Given the low trading volumes of our common stock, there is a risk that an active trading market for our shares may not be sustained, which could put downward pressure on the market price of our common stock and thereby affect the ability of our stockholders to sell some or all of their shares at attractive prices, at the times and in the volumes that they would like to sell them, or at all.

Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, research and development activities, and incurring costs associated with operating as a public company. To raise capital, we may sell common stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities, or other equity securities, investors may be materially diluted by such sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences, and privileges senior to the holders of our common stock.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer, or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, any action to interpret, apply, enforce, or determine the validity of our certificate of incorporation or bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Cyber Risk Management and Strategy

We have developed and maintain processes designed to assess, identify, and manage cybersecurity risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing therein. The scope of these processes includes risks that may be associated with both out internally managed IT systems and key business functions and sensitive data operated or managed by or maintained at third-party service providers. These processes are managed and monitored by a dedicated information technology team, which is led by our Head of IT, who reports to our Chief Technology Officer, and include mechanisms, controls, technologies, systems, and other processes designed to prevent or mitigate data loss, theft, misuse, or other security incidents or vulnerabilities affecting the data and maintain a stable information technology environment. We constantly monitor our information technology environment for abnormal behavior, conduct penetration and vulnerability testing, data recovery testing, security audits, and ongoing risk assessments, including due diligence on our key technology vendors and other third party service providers that have access to the personal information we collect, use, store, and transmit. We also conduct periodic employee trainings on cyber and information security, among other topics. We leverage standard industry tools from a software and hardware perspective and maintain a cybersecurity risk insurance policy.

In addition, we consult with outside advisors and experts on a regular basis to assist with assessing, identifying, and managing cybersecurity risks, including to anticipate future threats and trends, and their impact on the Company's risk environment. We have retained VeraSafe, LLC ("VeraSafe") to help review and monitor our practices and processes related to personal data and compliance with applicable data protection laws. VeraSafe acts as our Data Protection Officer pursuant to the European Union and United Kingdom General Data Protection Regulation and has served in this capacity since May 2021.

We consider cybersecurity, along with other significant risks that we face, within our overall enterprise risk management framework. In the last fiscal year, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, but we face certain ongoing cybersecurity risks threats that, if realized, are reasonably likely to materially affect us. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, "Risk Factors," under the heading "Risks Related to Employee Matters and Managing Growth."

Governance Related to Cybersecurity Risks

The Board of Directors, as a whole and at the committee level, has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage, and mitigate those risks. The Audit Committee, which is comprised solely of independent directors, has been designated by our Board to oversee cybersecurity risks. The Audit Committee receives periodic updates on cybersecurity and information technology matters and related risk exposures. The Board also receives updates from management and the Audit Committee on cybersecurity risks on at least an annual basis.

Our Head of IT, who reports to the Chief Technology Officer, a member of the executive team, has over 20 years of experience managing information technology and cybersecurity matters. The Head of IT and the Chief Technology Officer, together with our senior leadership team, are responsible for assessing and managing cybersecurity risks and they work collaboratively across our company to implement policies and procedures designed to protect our information and systems from cybersecurity threats and to respond promptly to any material cybersecurity incidents in accordance with our incident response plans. A cross-functional team is responsible for responding to cybersecurity incidents.

ITEM 2.   PROPERTIES

Waltham, Massachusetts

Our corporate headquarters are located in Waltham, Massachusetts, where we sublease approximately 17,749 square feet of office space pursuant to a sublease agreement that commenced in June 2022 and expires in September 2026. This facility primarily houses our clinical, regulatory, and administrative personnel.

Boulder, Colorado

We lease approximately 44,657 square feet of office and laboratory space in Boulder, Colorado. The lease has an initial term of 12 years, commencing in June 2022 and expiring in June 2035, with the option to extend for three successive five-year terms. This facility primarily houses our research and other administrative personnel.

We believe that our current facilities are adequate to meet our immediate needs.

ITEM 3.   LEGAL PROCEEDINGS

We are not currently a party to any material legal proceedings. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Regardless of the outcome, litigation can have a material adverse effect on us because of defense and settlement costs, diversion of management resources, and other factors.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Certain Information Regarding the Trading of Our Common Stock

Our common stock trades under the symbol "COGT" on the Nasdaq Global Select Market and has been publicly traded since March 29, 2018. On October 2, 2020, we filed an amendment to our certificate of incorporation to change our name from Unum Therapeutics Inc. to Cogent Biosciences, Inc. The name change became effective on October 6, 2020. In connection with the name change, our common stock began trading under the ticker symbol "COGT." Our common stock previously traded under the ticker symbol "UMRX." Prior to March 29, 2018, there was no public market for our common stock.

Holders of Our Common Stock

As of February 22, 2024, there were approximately 47 holders of record of shares of our common stock. This number does not include stockholders for whom shares are held in "nominee" or "street" name.

Dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Stock Performance Graph

The following performance graph and related information shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, or SEC, for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, nor shall such information be incorporated by reference into any future filing under the Exchange Act or Securities Act of 1933, as amended, or the Securities Act, except to the extent that we specifically incorporate it by reference into such filing.

The following performance graph compares the performance of our common stock to the Nasdaq Composite Index and to the Nasdaq Biotechnology Index from December 31, 2018 through December 31, 2023. The comparison assumes $100 was invested in our common stock and in each of the foregoing indices after the market closed on December 31, 2018, and it assumes reinvestment of dividends, if any. The stock price performance included in this graph is not necessarily indicative of, nor is it intended to forecast, future stock price performance.



Securities authorized for issuance under equity compensation plans

Information about our equity compensation plans is included below in Part III—Item 11, "Executive Compensation."

Recent Sales of Unregistered Equity Securities

None.

Issuer Purchases of Equity Securities

None.

ITEM 6.   Reserved

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes appearing at the end of this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this Annual Report on Form 10-K, our actual results could differ materially from the results described in, or implied by, the forward-looking statements contained in the following discussion and analysis. The discussion below presents a discussion of our financial condition and results of operations for fiscal years 2023 and 2022. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 14, 2023, for a discussion of our financial condition and results of operations for the fiscal year ended December 31, 2022 and comparison to the fiscal year ended December 31, 2021.

Overview

We are a biotechnology company focused on developing precision therapies for genetically defined diseases. Our approach is to design rational precision therapies that treat the underlying cause of disease and improve the lives of patients. Our most advanced program is bezuclastinib, also known as CGT9486, a highly selective tyrosine kinase inhibitor designed to potently inhibit the KIT D816V mutation as well as other mutations in KIT exon 17. In the vast majority of cases, KIT D816V is responsible for driving Systemic Mastocytosis ("SM"), a serious and rare disease caused by unchecked proliferation of mast cells. Exon 17 mutations are also found in patients with advanced gastrointestinal stromal tumors ("GIST"), a type of cancer with strong dependence on oncogenic KIT signaling. Bezuclastinib is a highly selective and potent KIT inhibitor with the potential to provide a new treatment option for these patient populations. We are developing bezuclastinib in patients living with Advanced Systemic Mastocytosis ("AdvSM"), Non-Advanced Systemic Mastocytosis ("Non-AdvSM") and GIST. In addition to bezuclastinib, the Cogent Research Team is developing a portfolio of novel targeted therapies to help patients fighting serious, genetically driven diseases initially targeting mutations in FGFR2, ErbB2 and PI3Kα.

Bezuclastinib

The vast majority of AdvSM and Non-AdvSM patients have a KIT D816V mutation. Patients with AdvSM have a significantly diminished lifespan with a median survival of less than 3.5 years. For patients with Non-AdvSM, while their lifespan is not impacted by the disease, these patients suffer from a poor quality of life and new treatment options are badly needed. The FDA has granted orphan drug designation to bezuclastinib for the treatment of Mastocytosis.

SUMMIT is our randomized, global, multicenter, double-blind, placebo-controlled, multi-part Phase 2 clinical trial for patients with Non-AdvSM. The study is designed to explore the safety and efficacy of bezuclastinib in patients with moderate to severe Non-AdvSM, which includes Indolent Systemic Mastocytosis ("ISM"), Smoldering Systemic Mastocytosis ("SSM") and Bone Marrow Mastocytosis. Based on the performance of bezuclastinib's optimized formulation in the PEAK lead-in trial, as well as in a healthy normal volunteer study, the SUMMIT trial protocol was amended to allow for the optimized formulation to be introduced during the Phase 1b dose optimization phase. SUMMIT Part 1 completed enrollment in the third quarter of 2023, including over enrollment at 54 patients across Part 1a and Part 1b. SUMMIT Part 2 is expected to include 159 patients and complete enrollment in the second quarter of 2025, with estimated top-line results by the end of 2025.

From the data collected in Part 1 of SUMMIT and in accordance with FDA guidelines, we are developing a novel patient reported outcomes measure ("PROM") called Mastocytosis Symptom Severity Daily Diary ("MS2D2"). Based on literature review, patient and physician interviews, and data from SUMMIT Part 1 we believe our MS2D2 is a reliable, valid and fit-for-purpose PROM. The MS2D2 Total Symptom Score ("TSS") is comprised of 11 items, and scored on a 0-110 scale. Pending alignment with the FDA regarding MS2D2, a comparison of week 24 mean absolute change from baseline in MS2D2 score between bezuclastinib and placebo is expected to serve as the primary endpoint of SUMMIT Part 2.

In February 2024, we presented data from SUMMIT Part 1b at the 2024 American Academy of Allergy, Asthma and Immunology ("AAAAI"). Thirty four patients were enrolled in Part 1b and were treated with either bezuclastinib or placebo plus best supportive care. Patients were enrolled with the following sub-types: 33 patients with ISM and one patient with SSM. One patient had received prior avapritinib. These patients were evaluated for signs of clinical activity over 12 weeks, including well-accepted biomarkers of disease burden. Based on the totality of the results from Summit Part 1 the data support 100 mg QD as the optimal dose of bezuclastinib in Part 2 of SUMMIT for patients with Non-AdvSM ("RP2D").

At the RP2D and as of the cut-off date of December 18, 2023, 100% of patients with baseline tryptase ≥20ng/mL achieved <20ng/mL at week 12 versus 0% of placebo patients. Additionally, 100% of patients with detectable baseline KIT D816V variant allele fraction ("VAF") achieved ≥50% reduction in KIT D816V VAF at week 12 versus 0% of placebo patients and 86% of patients with evaluable bone marrow samples achieved ≥50% reduction in bone marrow mast cell burden at week 12 versus 40% of placebo patients.

Patients enrolled in SUMMIT Part 1b were evaluated for signs of clinical activity over 12 weeks using multiple PRO measures, including MS2D2 and the Mast Cell Quality-of-Life ("MC-QoL"). At the RP2D, patients reported a 51% mean improvement in overall symptom severity MS2D2 TSS from baseline at week 12 for bezuclastinib 100 mg versus 18% improvement for placebo. Additionally, patients at the RP2D reported a statistically significant reduction in total symptom severity after 12 weeks when compared to placebo (-23.78 vs. -9.03; p=0.0003) and 70% of patients at the RP2D achieved ≥50% reduction in MS2D2 TSS at Week 12 versus 8% placebo patients. Patients at the RP2D reported a 49% mean improvement in quality of life (MC-QoL) versus 24% for placebo. Additionally, patients at the RP2D reported a statistically significant improvement in quality of life after 12 weeks when compared to placebo (–24.86 vs. -12.39, p=0.046).

The majority of treatment emergent adverse events were low grade and reversible with no bleeding or cognitive impairment events reported across cohorts. There were no dose reductions in the 100 mg cohort and two dose reductions in the 150 mg cohort (Grade 1 ALT and Grade 2 abdominal pain). Only one serious adverse event ("SAE") was reported across both cohorts, which occurred in the 150mg cohort, when a patient experienced ALT/AST increase that led to discontinuation. We have initiated SUMMIT Part 2 utilizing the 100 mg once daily dose of bezuclastinib.

In December 2023, we reported positive clinical data from the ongoing Phase 2 SUMMIT trial at the American Society of Hematology ("ASH") annual meeting. Twenty patients in Part 1a were treated with either bezuclastinib or placebo plus best supportive care for all arms. These patients were evaluated for signs of clinical activity within the first 12 weeks, including well-accepted biomarkers of disease burden. As of the cut-off date of October 25, 2023, 100% of bezuclastinib patients achieved a ≥ 50% reduction in serum tryptase levels compared to 0% of placebo patients. Additionally, 100% of bezuclastinib patients with detectable baseline KIT D816V VAF achieved a ≥ 50% reduction in KIT D816V VAF compared to 0% of placebo patients and 100% of bezuclastinib patients with measurable baseline mast cell aggregates achieved a≥ 50% reduction in bone marrow mast cell burden compared to 14% of placebo patients.

The twenty patients enrolled in Part 1a were evaluated for signs of clinical activity within the first 12 weeks across quality-of-life and/or symptomatic severity scales including MC-QoL, Mastocytosis Activity Scale ("MAS"), Patient Global Impression of Severity ("PGIS") and Patient Global Impression of Change ("PGIC"). Additional patient assessments were made during the open-label extension using MC-QoL, PGIS and PGIC. In patients with completed questionnaires, by week 12, bezuclastinib patients showed a median best improvement of 37% on MC-QoL versus 24% for placebo patients, with median best improvement increasing to 57% as of week 20. Patients who crossed over from placebo to bezuclastinib, showed median best improvement on MC-QoL of 75% by week in the open label extension ("OLE"). At week 12, 63% of patients receiving bezuclastinib had ≥1 point improvement in PGIS during Part 1a versus 0% of placebo patients. This increased to 78% of bezuclastinib patients at week 20. After crossing over to bezuclastinib in the open label extension, 67% of placebo patients had ≥1 point improvement by week 8 of active treatment. At week 12, 63% of patients receiving bezuclastinib reported overall symptoms were "much better" to "very much better" on PGIC versus 0% of placebo patients. This increased to 78% of patients receiving bezuclastinib at week 20. After crossing over to bezuclastinib in OLE, 43% of placebo patients reported symptoms were "much better" to "very much better" on PGIC by week 8.

Based on the totality of the results from Summit Part 1 the data support 100 mg QD as the optimal dose of bezuclastinib in Part 2 of SUMMIT for patients with Non-AdvSM.

APEX is our global, open-label, multi-center, Phase 2 clinical trial in patients with AdvSM evaluating the safety, efficacy, pharmacokinetic, and pharmacodynamic profiles of bezuclastinib. In June 2022, we reported positive initial clinical data from the ongoing APEX trial at the 2022 European Hematology Association Annual Congress and we presented updated positive clinical data in an oral presentation at the American Society of Hematology ("ASH") Annual Meeting in December 2022. In April 2023, we initiated Part 2 of the APEX trial using an optimized formulation of bezuclastinib at 150 mg daily dose, which is on track to complete enrollment of the expansion portion of the trial by the end of 2024. An additional APEX cohort was initiated in the third quarter of 2023 and is designed to allow concomitant administration of bezuclastinib with azacitadine in patients with systemic mastocytosis with an associated hematologic neoplasm.

In December 2023, at the 2023 ASH meeting, we reported positive clinical data from Part 1 of the APEX trial. As of the data cutoff date of September 25, 2023, 32 patients had been treated in Part 1 at one of four dose levels (50 mg BID, 100 mg BID, 200 mg BID or 400 mg QD). Patients were enrolled with the following sub-types: seven patients with ASM, 23 patients with SM-AHN, and two patients with MCL. As of the cut-off date of September 25, 2023, 32 patients enrolled were evaluated for signs of clinical activity and 27 patients were evaluable for response per the modified IWG-MRT-ECNM criteria. An objective response rate ("ORR") of 52% (including complete remission ("CR"), CR with partial hematologic remission ("CRh"), partial remission ("PR")) was achieved, including a 56% ORR for TKI-treatment-naïve patients. An ORR of 75% was achieved by pure pathological response ("PPR") criteria, including an ORR of 86% for TKI-treatment-naïve patients. All patients receiving the 100mg BID achieved PR or better and remain on trial with 3 patients at ≥ 30 cycles of treatment. The 150mg QD optimized formulation dose selected for APEX Part 2 is expected to deliver patient exposures consistent with Part 1. We are on track to complete enrollment in the registration-directed APEX study by the end of 2024, with top-line results by expected by mid-2025.

We are also pursuing the development of bezuclastinib in patients living with GIST based on our study of more than 50 advanced solid tumor and GIST patients in a Phase 1/2 clinical trial, with the vast majority of those patients living with advanced GIST. GIST is a disease frequently driven by KIT mutations, and resistance to currently available therapeutics is frequently associated with the emergence of other KIT mutations. Anti-tumor activity for bezuclastinib was observed in both single agent and combination settings, including in combination with sunitinib, an approved treatment option for GIST patients. Clinical data from the Phase 1/2 clinical trial were published in the Journal of American Medical Association and were presented at several scientific conferences, including by Cogent at the 2020 annual Connective Tissue Oncology Society ("CTOS") meeting, and previously by Plexxikon Inc., a member of the Daiichi Sankyo Group ("Plexxikon"), at the 2018 annual American Society of Clinical Oncology meeting and the 2017 annual CTOS meeting. Within the group of 15 heavily pre-treated GIST patients who received the combination of bezuclastinib and sunitinib, and who had not received prior treatment with bezuclastinib, the confirmed objective response rate was twenty percent, including two partial responses and one complete response, while the estimated median progression free survival ("mPFS") for this group was twelve months. Four subjects continued to receive bezuclastinib via individual patient INDs beyond the conclusion of the trial.

PEAK is our randomized open-label, global Phase 3 clinical trial designed to evaluate the safety, tolerability, and efficacy of bezuclastinib in combination with sunitinib compared to sunitinib alone in patients with locally advanced, unresectable or metastatic GIST who have received prior treatment with imatinib. The FDA and EMA have granted orphan drug designation to bezuclastinib for the treatment of GIST.

In November 2021, through a partnership with Serán Biosciences, we announced the development of our optimized formulation of bezuclastinib, which was initially used in the lead-in portion of our PEAK trial. Based on the data from the lead-in study we have initiated the randomized portion of PEAK using a 600 mg dose of the optimized formulation of bezuclastinib, which in the lead-in portion of the study demonstrated clinical exposure equivalent to the 1,000 mg original formulation used in the GIST Phase 1/2 clinical trial.

Initial safety and pharmacokinetic data from the PEAK lead-in study was presented at the CTOS annual meeting in November 2022. In June 2023, we presented positive lead-in data from the on-going Phase 3 PEAK trial of bezuclastinib plus sunitinib at the 2023 annual American Society of Clinical Oncology ("ASCO"). As of the cutoff date of March 29, 2023, the combination of bezuclastinib and sunitinib was generally well-tolerated with an encouraging safety profile. Data were immature to estimate median progression free survival. The data demonstrated 55% Disease Control Rate ("DCR") in heavily pre-treated GIST patients, including 100% DCR and 17% overall response rate in efficacy evaluable 2nd-line GIST patients. In November 2023, we presented updated clinical data from the lead-in portion of the on-going PEAK trial at the CTOS annual meeting. Safety and tolerability data are consistent with the data previously presented at ASCO. Updated clinical activity from a subset of 2nd-line GIST patients demonstrates a 33% confirmed overall response rate ("ORR") with ongoing median duration of therapy greater than 14 months. Together with clinical data previously reported from the Phase 1/2 trial, four of ten evaluable 2nd-line GIST patients treated with the combination have reached confirmed partial response status. We are currently enrolling Part 2 of the trial and expect to complete enrollment by the end of 2024, with top-line results expected by the end of 2025.

Worldwide rights to develop and commercialize bezuclastinib are exclusively licensed from Plexxikon. Under the terms of the license agreement, Plexxikon received an upfront payment and is eligible for additional development milestones of up to $7.5 million upon the satisfaction of certain clinical milestones and up to $25.0 million upon the satisfaction of certain regulatory milestones. During the second quarter of 2022, as a result of the progression of the Peak study, the first clinical milestone was achieved, resulting in payment of $2.5 million to Plexxikon in June 2022. As of December 31, 2023, no other milestone payments have been made. Patents protecting bezuclastinib include composition of matter claims which have been issued in the US and other key territories and provide exclusivity through 2033 and potentially beyond through patent term extensions. In addition, we filed a patent application seeking to protect our optimized formulation of bezuclastinib, which could potentially provide exclusivity through at least 2043.

Research programs

The Cogent Research Team, based in Boulder, Colorado, is focused on pioneering best-in-class, small molecule therapeutics to expand our pipeline and deliver novel precision therapies for patients living with unmet medical needs. Our research team is building a pipeline of small molecule inhibitors, with our first efforts aimed toward targeting currently undrugged mutations in fibroblast growth factor receptor ("FGFR"). FGFR mutations are well-established oncogenic drivers in multiple diseases, but approved medicines fail to capture the full landscape of FGFR altered tumor types, with FGFR1-mediated hyperphosphatemia serving as the most common dose-limiting toxicity for pan-FGFR inhibitors.

In April 2023, we reported preclinical data at the American Association for Cancer Research ("AACR") 2023 Annual Meeting providing the first published evidence of CGT4859 a reversible, selective FGFR2 inhibitor with coverage of activating and emerging resistance mutations that spares inhibition of FGFR1. Preclinical data demonstrate a profile that delivers equipotent coverage across both key gatekeeper and molecular brake mutations (V564X, N549X) in FGFR2, while avoiding any evidence of FGFR1-linked hyperphosphatemia at efficacious plasma concentrations. In October 2023, we presented updated preclinical data at the 2023 AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. Preclinical data demonstrate a profile that exhibits low namomolar potency on WT FGFR2 and FGFR2 mutations and is selective against the kinome and a panel of channels and receptors. Exploratory pharmacokinetics studies conducted across species showed CGT4859 to be a low-clearance compound with high oral bioavailability. Further, in a mutant-driven mouse model, CGT4859 demonstrated dose-responsive tumor growth inhibition with complete regressions at 5 mg/kg PO and was well-tolerated. In addition, as a reversible inhibitor, the Cogent program retains enzymatic potency against potential cysteine 491 mutations.

Our research team is also advancing a novel, ErbB2 mutant program, which is focused on actionable and underserved mutations in a variety of solid tumor indications. In April 2023, we reported preclinical data at AACR describing a series of novel compounds which potently inhibit several key ErbB2 mutations, including YVMA insertions, while sparing inhibition of EGFR. An exemplar compound from these series demonstrates advantages versus tucatinib, an approved benchmark compound, on tumor growth inhibition in a peripheral ErbB2 L755S driven mutant model, as well as in an ErbB2 driven intracranial model. Recent program advances with a novel chemotype have further improved ErbB2 mutational potency and selectivity, increased estimated brain penetrance to 40% and improved human whole blood stability to nearly 24 hours, suggesting a favorable profile for optimal clinical efficacy. Updated data was presented in November 2023 at the San Antonio Breast Cancer Symposium (“SABCS”). The updated data presented shows that CGT4255 demonstrated low nM potency against ErbB2 wild-type and oncogenic ErbB2 mutations with 100-fold selectivity over wild-type-EGFR. In addition to impressive selectivity across a broad range of kinases, receptors and ion channels, CGT4255 has exceptional half-life in human whole blood and liver cytosol fractions. Dose ascending PK data in mice showed low clearance and high oral bioavailability at all doses, with best-in-class 80% brain penetrance at 100 mg/kg. Maximum inhibition of pErbB2 was observed at a 30 mg/kg PO dose in both NIH/3T3 ErbB2-YVMA and ErbB2-L755S tumor models, with complete regressions at 100 mg/kg PO BID in the NIH3T3 ErbB2-L755S TGI model and was well tolerated. These advances continue to highlight a favorable profile for optimal clinical efficacy.

Our research team is also developing a potential best-in-class, wild-type-sparing, PI3Kα inhibitor that provides coverage for the H1047R mutation, which affects >30,000 cancer patients each year. The phosphoinositide 3-kinase (“PI3K”) pathway is a key cell cycle regulating pathway that has an established role in tumor growth and development. PI3Kα mutations are highly prevalent in many solid tumors and are present in 36% of all breast cancer patients. The approved agents for these patients often lead to dose limitations, resulting from activity against wild-type PI3Kα. Preclinical data was presented at SABCS in November 2023 and highlighted that CGT4824 is an allosteric inhibitor of PI3K, was well-tolerated in the tumor growth inhibition efficacy models and has been profiled as lead series exemplar based on its selectivity for H1047R over WT PI3K. CGT4824 demonstrated low nM potency in H1047R mutant PI3K cell lines, differentiated dose ascending PK in mice with high bioavailability and low clearance. CGT4824 also showed >95% inhibition of pAKT in a H1047R PD model, importantly without increases in insulin or C-peptide. Its efficacy profile was superior to a clinically-relevant dose of alpelisib in the NCI H1048 mouse tumor growth inhibition model. Additional lead series analogs were also described, highlighting our more recent advances toward increasing selectivity and potency against H1047R mutants.

For FGFR2, ErbB2 and PI3K, we see opportunities to provide a more robust molecular response compared to existing therapies. We have selected our FGFR2 clinical candidate, CGT4859. IND-enabling studies are on-going and we expect to initiate a clinical trial in 2024. We expect to announce our ErbB2 clinical candidate in 2024.

Financial Operations Overview

Since our inception in 2014, we have focused significant efforts and financial resources on establishing and protecting our intellectual property portfolio, conducting research and development of our product candidates, manufacturing drug product material for use in preclinical studies and clinical trials, staffing our company, and raising capital. We do not have any products approved for sale and have not generated any revenue from product sales. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. Our net loss was $192.4 million for the year ended December 31, 2023 compared to net loss of $140.2 million for the year ended December 31, 2022. As of December 31, 2023, we had an accumulated deficit of $603.6 million. We expect to continue to incur significant expenses and operating losses for at least the next several years. We expect that our expenses and capital requirements will increase substantially in connection with our ongoing activities, particularly if and as we initiate and increase enrollment for our existing and planned clinical trials for our product candidates;

- continue to discover and develop additional product candidates;
- acquire or in-license other product candidates and technologies;
- maintain, expand, and protect our intellectual property portfolio;
- hire additional research, clinical, scientific, and commercial personnel;
- establish a commercial manufacturing source and secure supply chain capacity sufficient to provide commercial quantities of any product candidates for which we may obtain regulatory approval;
- seek regulatory approvals for any product candidates that successfully complete clinical trials;

- establish a sales, marketing, and distribution infrastructure to commercialize any products for which we may obtain regulatory approval; and

- add operational, financial, and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates. If we obtain regulatory approval for any of our product candidates and do not enter into a commercialization partnership, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing, and distribution.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances, and marketing, distribution, or licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of one or more of our product candidates.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

Components of Our Results of Operations

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our drug discovery efforts, and the development of our product candidates, which include:

- expenses incurred in connection with the discovery, preclinical and clinical development of our product candidates, including under agreements with third parties, such as consultants, contractors and contract research organizations ("CROs");

- the cost of manufacturing drug products for use in our preclinical studies and clinical trials, including under agreements with third parties, such as consultants, contractors and contract manufacturing organizations ("CMOs");

- employee-related expenses, including salaries, related benefits and stock-based compensation expense for employees engaged in research and development functions;

- laboratory supplies and animal care;

- facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities and insurance; and

- payments made under third-party licensing agreements.

We expense research and development costs as incurred. Advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Certain of our direct research and development expenses are tracked on a program-by-program basis and consist of costs, such as fees paid to consultants, contractors, CMOs, and CROs in connection with our discovery, preclinical and clinical development activities. We do not allocate employee costs, costs associated with the manufacture of bezuclastinib, costs associated with our discovery efforts, laboratory supplies, and facilities, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, are not separately classified.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned clinical and preclinical development activities in the near term and in the future. At this time, we cannot reasonably estimate or know the nature, timing, and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates. The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the following:

- the timing and progress of our preclinical and clinical development activities;

- the number and scope of preclinical and clinical programs we decide to pursue;

- the progress of the development efforts of parties with whom we have entered, or may enter, into collaboration arrangements;

- our ability to maintain our current research and development programs and to establish new ones;

- the enrollment rates in our clinical trials;

- our ability to establish new licensing or collaboration arrangements;

- the future productivity of the Cogent Research Team in Boulder, CO and its ability to discover new product candidates and build our pipeline;

- the successful completion of clinical trials with safety, tolerability, and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;

- the receipt of regulatory approvals from applicable regulatory authorities;

- the success in establishing and operating a manufacturing facility, or securing manufacturing supply through relationships with third parties;

- our ability to obtain and maintain patents, trade secret protection, and regulatory exclusivity, both in the United States and internationally;

- our ability to protect our rights in our intellectual property portfolio;

- the commercialization of our product candidates, if and when approved;

- the acceptance of our product candidates, if approved, by patients, the medical community, and third-party payors;

- competition with other products; and

- a continued acceptable safety profile of our therapies following approval.

A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. We may never succeed in obtaining regulatory approval for any of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation, for personnel in executive, finance, and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, patent, consulting, investor and public relations, accounting, and audit services. We anticipate that our general and administrative expenses will increase in the future as a result of the costs associated with the expansion of operations to support our on-going discovery, preclinical and clinical activities and any future commercialization activities.

Interest Income

Interest income consists of interest earned on our cash equivalents and marketable securities balances.

Other Income, Net

Other income consists of miscellaneous income and expense unrelated to our core operations, primarily income from subleasing a portion of our former headquarters facilities.

Change in Fair Value of the CVR liability

This consists of changes in the fair value of the CVR liability.

Income Taxes

Since our inception, we have not recorded any current or deferred tax benefit for the net losses we have incurred in each year or for our tax credits generated, as we believe, based upon the weight of available evidence, that it is more likely than not that our net operating loss carryforwards and tax credits will not be realized. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2023. We reevaluate the utilization of net operating loss carryforwards and tax credits at each reporting period. As of December 31, 2023, we had U.S. federal and state net operating loss carryforwards of $195.7 million and $110.6 million, respectively, which may be available to offset future taxable income and begin to expire in 2035. Of the federal net operating loss carryforwards at December 31, 2023, $192.4 million is available to be carried forward indefinitely but we are permitted to offset a maximum of 80% of taxable income per year. As of December 31, 2023, we had U.S. federal and state research and development tax credit carryforwards of $14.0 million and $3.1 million, respectively, which may be available to offset future income tax liabilities and begin to expire in 2040 and 2035, respectively. The Company also had federal orphan drug tax credits of $12.4 million which may be available to offset future income tax liabilities and begin to expire in 2041.

Utilization of the U.S. federal and state net operating loss carryforwards and tax credit carryforwards may be subject to annual limitation under Section 382 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period.

We have recorded a full valuation allowance against our net deferred tax assets at each balance sheet date.

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations for the years ended December 31, 2023 and 2022:

| | Year Ended December 31, | | Change |
| | 2023 | 2022 | |
		(in thousands)	
Operating expenses:			
Research and development	$ 173,755	$ 121,627	$ 52,128
General and administrative	34,375	26,212	8,163
Total operating expenses	208,130	147,839	60,291
Loss from operations	(208,130)	(147,839)	(60,291)
Other income:			
Interest income	13,077	3,989	9,088
Other income, net	943	2,249	(1,306)
Change in fair value of CVR liability	1,700	1,360	340
Total other income, net	15,720	7,598	8,122
Net loss	$ (192,410)	$ (140,241)	$ (52,169)

Research and Development Expenses

The following table summarizes our research and development expenses for the year ended December 31, 2023 and 2022:

| | Year Ended December 31, | | Change |
| | 2023 | 2022 | |
		(in thousands)	
Direct research and development expenses by program:			
Bezuclastinib	$ 85,484	$ 61,270	$ 24,214
Preclinical research and discovery	19,171	12,957	6,214
Unallocated expenses:			
Personnel related (including stock-based compensation)	53,645	35,506	18,139
Laboratory supplies, facility related and other	15,455	11,894	3,561
Total research and development expenses	$ 173,755	$ 121,627	$ 52,128

Total research and development expense increased by $52.1 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 and the increase was driven by higher external research and development costs associated with the manufacture and development of bezuclastinib, including costs associated with the APEX, SUMMIT and PEAK trials, and the continued development of our research pipeline. Additionally, there was an increase in unallocated expenses driven by higher personnel costs due to an increase in headcount, including stock-based compensation expense which increased by $6.1 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. This is further driven by increased lab supplies and other facilities costs to support the build-out of the Cogent Research Team.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2023 were $34.4 million, compared to $26.2 million for the year ended December 31, 2022. The increase in general and administrative expenses was primarily due to higher personnel costs driven by an increase in headcount, including stock-based compensation expense which increased by $6.2 million for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Interest Income

Interest income for the year ended December 31, 2023 was $13.1 million, compared to $4.0 million for the year ended December 31, 2022. The increase in interest income was primarily due to higher average invested balances and higher interest rates in the current year compared to the prior period.

Other Income, Net

Other income, net was $0.9 million in the year ended December 31, 2023, compared to $2.2 million for the year ended December 31, 2022. Other income represents sublease income recognized resulting from the sublease of a portion of our former corporate headquarters space, partially offset by the right-of-use asset impairment charge of $0.4 million recorded for this space in 2022.

Change in fair value of CVR liability

The change in fair value of CVR liability for year ended December 31, 2023 was $1.7 million, compared to $1.4 million for the year ended December 31, 2022. The change in fair value of CVR liability was a result of a decrease in the probability of receiving the milestone payments from Sotio prior to the expiration of the CVR on August 6, 2023.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses. We have generated limited revenue to date from funding arrangements with our former collaboration partner. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. We have historically funded our operations primarily through the public offering and private placement of our securities and consideration received from our collaborative agreements.

On May 6, 2022, we filed a shelf registration statement on Form S-3 with the SEC. The shelf registration statement allows us to sell from time-to-time up to $300.0 million of common stock, preferred stock, debt securities, warrants or units comprised of any combination of these securities, for our own account in one or more offerings. The terms of any offering under the shelf registration statement will be established at the time of such offering and will be described in a prospectus supplement filed with the SEC prior to the completion of any such offering.

Additionally, on May 6, 2022, pursuant to the Form S-3, we entered into a Sales Agreement (the "Sales Agreement") with Guggenheim Securities, LLC ("Guggenheim Securities"), pursuant to which we may issue and sell, from time to time, shares of our common stock having an aggregate offering price of up to $75.0 million through Guggenheim Securities, as the sales agent. As of December 31, 2023, no shares have been sold under the Sales Agreement.

On June 13, 2022, we completed an underwritten public offering of 17,899,698 shares of our common stock at a public offering price of $8.25 per share (including the exercise in full by the underwriters of their 30-day option to purchase up to 2,730,000 additional shares of common stock) and, in lieu of common stock to certain investors, pre-funded warrants to purchase 3,030,302 shares of our common stock at a purchase price of $8.24 per underlying share. The net proceeds from the offering were approximately $161.9 million, after deducting the underwriting discounts and commissions and estimated offering expenses.

On February 10, 2023, we filed a Form S-3ASR with the SEC ("2023 Shelf Registration") for the issuance of common stock, preferred stock, warrants, rights, debt securities and units, which became effective immediately upon filing. At the time any of the securities covered by the 2023 Shelf Registration Statement are offered for sale, a prospectus supplement will be prepared and filed with the SEC containing specific information about the terms of any such offering.

In June 2023, we completed an underwritten public offering of 14,375,000 shares of our common stock at a public offering price of $12.00 per share (including the exercise in full by the underwriters of their 30-day option to purchase up to 1,875,000 additional shares of common stock). The net proceeds from the offering were approximately $161.8 million, after deducting the underwriting discounts and commissions and offering expenses.

As of December 31, 2023, we had 105,346,559 shares outstanding on an as-converted basis, which consists of 86,124,249 shares of common stock outstanding, pre-funded warrants that are exercisable for 606,060 shares of common stock, and 74,465 shares of Series A Preferred Stock that are convertible into 18,616,250 shares of common stock.

On February 13, 2024, we entered into a Securities Purchase Agreement (the "Purchase Agreement") for a private placement (the "Private Placement") with certain institutional and accredited investors (each, a "Purchaser" and collectively, the "Purchasers"). The closing of the Private Placement occurred on February 16, 2024.

Pursuant to the Purchase Agreement, the Purchasers purchased (i) an aggregate of 17,717,997 shares of our common stock, par value $0.001 per share, at a price per share of $7.50, and (ii) 12,280 shares of our Series B Non-Voting Convertible Preferred Stock, par value $0.001 per share (the "Series B Preferred Shares"), at a price per share of $7,500.00, for an aggregate purchase price of approximately $225 million. Each Series B Preferred Share is convertible into 1,000 shares of common stock. Pursuant to the Purchase Agreement, we have agreed to submit to our stockholders the approval of an increase in the authorized shares of common stock at our 2024 annual meeting of stockholders.

As of February 22, 2024, we had 135,415,606 shares outstanding on a fully diluted and as-converted basis, including the 17,717,997 common shares and the 12,280 Series B Preferred Shares issued in the Private Placement, which are convertible into 12,280,000 common shares, subject to approval of an increase to authorized shares of common stock at our 2024 annual meeting of stockholders.

As of December 31, 2023, we had cash, cash equivalents and marketable securities of $273.2 million, which, combined with the gross proceeds of $225 million from the Private Placement, we believe will be sufficient to fund our operating expenses and capital expenditure requirements into 2027 and through clinical readouts from ongoing SUMMIT, PEAK, and APEX registration-directed trials.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,	
	2023	2022
	(in thousands)	
Net cash used in operating activities	$ (153,624)	$ (118,638)
Net cash used in investing activities	(97,824)	(124,718)
Net cash provided by financing activities	163,536	163,558
Net decrease in cash, cash equivalents and restricted cash	$ (87,912)	$ (79,798)

Operating Activities

During the year ended December 31, 2023, operating activities used $153.6 million of cash, primarily resulting from our net loss of $192.4 million, partially offset by changes in our operating assets and liabilities of $11.4 million and net non-cash charges of $27.3 million. Net cash used by changes in our operating assets and liabilities for the year ended December 31, 2023 consisted primarily of a $13.0 million increase in accounts payable and accrued expenses and other current liabilities, partially offset by a $0.8 million decrease in operating lease liabilities, a $0.6 million increase in prepaid expenses and other current assets and a $0.1 million increase in other assets.

During the year ended December 31, 2022, operating activities used $118.6 million of cash, primarily resulting from our net loss of $140.2 million, partially offset by changes in our operating assets and liabilities of $0.8 million and net non-cash charges of $20.9 million. Net cash used by changes in our operating assets and liabilities for the year ended December 31, 2022 consisted primarily of a $12.0 million increase in accounts payable and accrued expenses and other current liabilities, partially offset by a $8.7 million decrease in operating lease liabilities, a $1.5 million increase in prepaid expenses and other current assets and a $1.0 million increase in other assets.

Investing Activities

During the year ended December 31, 2023, net cash used in investing activities was $97.8 million, consisting of purchases of marketable securities and property and equipment, partially offset by maturities and sales of marketable securities.

During the year ended December 31, 2022, net cash used in investing activities was $124.7 million, consisting of purchases of marketable securities and property and equipment, partially offset by maturities and sales of marketable securities.

Financing Activities

During the year ended December 31, 2023, net cash provided by financing activities was $163.5 million which consisted of $161.8 million in proceeds from the issuance of common stock in an underwritten public offering, net of paid offering costs, proceeds from the issuance of common stock under the Employee Stock Purchase Plan and proceeds from the issuance of common stock upon stock option exercises.

During the year ended December 31, 2022, net cash provided by financing activities was $163.6 million which consisted of $161.9 million in proceeds from the issuance of common stock and pre-funded warrants in an underwritten public offering, net of paid offering costs, proceeds from the issuance of common stock upon stock option exercises, proceeds from the issuance of common stock under the Employee Stock Purchase Plan and proceeds from pre-funded warrant exercises.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we advance the clinical development of our current and any future product candidates and conduct additional research, development and preclinical activities. The timing and amount of our operating expenditures will depend largely on:

- the initiation, progress, timing, and completion of preclinical studies and clinical trials for our current and future potential product candidates;

- any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority's review of such filings, including without limitation the FDA's issuance of a "refusal to file" letter or a request for additional information;

- adverse results or delays in clinical trials;

- our decision to initiate a clinical trial, not to initiate a clinical trial, or to terminate an existing clinical trial;

- adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

- changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

- adverse developments concerning our manufacturers;

- our inability to obtain adequate product supply for any approved product or our inability to do so at acceptable prices;

- our inability to establish collaborations, if desired or needed;

- our failure to commercialize our product candidates;

- additions or departures of key scientific or management personnel; and

- unanticipated serious safety concerns related to the use of our product candidates.

Based on our current plans, we believe that our existing cash, cash equivalents and marketable securities of $273.2 million as of December 31, 2023, combined with the gross proceeds of $225 million from the Private Placement in February 2024, we believe will enable us to fund our operating expenses and capital expenditure requirements into 2027 and through clinical readouts from ongoing SUMMIT, PEAK, and APEX registration-directed trials. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. We will require additional funding to complete the critical activities planned to support ongoing research and development programs.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances, and marketing, distribution, or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, existing ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends. If we raise additional funds through collaborations, strategic alliances, or marketing, distribution, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce, or terminate our research, product development, or future commercialization efforts, or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. Actual results may differ from these estimates under different assumptions or conditions and could have a material impact on our reported results. While our significant accounting policies are more fully described in the Notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we believe the following accounting policies to be the most critical in understanding the judgments and estimates we use in preparing our consolidated financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of the estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

- vendors in connection with the preclinical development activities;

- CMOs in connection with the production of preclinical and clinical trial materials;

- CROs in connection with preclinical studies and clinical trials; and

- investigative sites in connection with clinical trials.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CMOs and CROs that supply, conduct, and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period.

Stock-Based Compensation

We measure stock options and other stock-based awards granted to employees, non-employees and directors based on their fair value on the date of the grant and recognize compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. We apply the straight-line method of expense recognition to all awards with only service-based vesting conditions and apply the graded-vesting method to all awards with performance-based vesting conditions or to awards with both service-based and performance-based vesting conditions.

We estimate the fair value of our stock options granted to employees and non-employees using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, including (a) the expected volatility of our stock, (b) the expected term of the award, (c) the risk-free interest rate, and (d) expected dividends. Due to the lack of a sufficient history of public trading of our common stock and a lack of sufficient company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of companies in the pharmaceutical and biotechnology industries in a similar stage of development as us and that are publicly traded. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available. We have estimated the expected term of our employee stock options using the "simplified" method, whereby, the expected term equals the average of the vesting term and the original contractual term of the option. The risk-free interest rates for periods within the expected life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted. The expected dividend yield of zero is based on the fact that we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future. We account for forfeitures as they occur.

We measure the fair value of stock-based awards with market-based vesting conditions on the date of grant using a Monte Carlo simulation model.

For performance-based stock awards, we begin to recognize expense when we determine that the achievement of such performance conditions is deemed probable. This determination requires significant judgment by management. At the date achievement becomes probable, we record a cumulative expense catch-up, with remaining expense amortized over the remaining service period. For awards with market conditions, the stock-based compensation expense will be recognized over the derived service period regardless of whether the award achieves the market condition and will only be adjusted to the extent the service condition is not met.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 2023 and 2022, we had cash, cash equivalents and marketable securities of $273.2 million and $259.3 million, respectively, consisting primarily of money market funds and investments in U.S. government agency securities and treasury obligations.

Interest Rate Risk

We are subject to interest rate risk on our investment portfolio. We invest in marketable securities in accordance with our investment policy. The primary objectives of our investment policy are to preserve capital, maintain proper liquidity to meet operating needs and maximize yields. Our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure to any single issue, issuer or type of investment. We place our excess cash with high credit quality financial institutions, commercial companies, and government agencies in order to limit the amount of credit exposure. Some of the securities we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate.

Our investment exposure to market risk for changes in interest rates relates to the increase or decrease in the amount of interest income we can earn on our portfolio, changes in the market value due to changes in interest rates and other market factors, as well as the increase or decrease in any realized gains and losses. Our investment portfolio includes only marketable securities and instruments with active secondary or resale markets to help ensure portfolio liquidity. A hypothetical 100 basis point increase or decrease in interest rates along the entire interest rate yield curve would not significantly affect the fair value of our interest sensitive financial instruments, but may affect our future earnings and cash flows. We generally have the ability to hold our fixed-income investments to maturity and, therefore, do not expect that our operating results, financial position or cash flows will be materially impacted due to a sudden change in interest rates. However, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates or other factors, such as changes in credit risk related to the securities' issuers. To minimize this risk, we schedule our investments to have maturities that coincide with our expected cash flow needs, thus avoiding the need to redeem an investment prior to its maturity date. Accordingly, we do not believe that we have material exposure to interest rate risk arising from our investments. Generally, our investments are not collateralized. We have not realized any significant losses from our investments.

We do not use interest rate derivative instruments to manage exposure to interest rate changes. We ensure the safety and preservation of invested principal funds by limiting default risk, market risk and reinvestment risk. We reduce default risk by investing in investment grade securities.

Inflation Risk

Inflation generally impacts us by potentially increasing our operating expenses, including clinical trial costs. We do not believe that inflation has had a material impact on our business or results of operations during the periods for which the consolidated financial statements are presented in this report. Significant adverse changes in inflation could negatively impact our future results of operations.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

COGENT BIOSCIENCES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cogent Biosciences, Inc.

Opinion on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Cogent Biosciences, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued External Research and Development Expenses

As described in Notes 2 and 5 to the consolidated financial statements, the Company has entered into various research and development contracts with companies both inside and outside of the United States. Management records accruals for estimated ongoing external research and development costs. When billing terms under these contracts do not coincide with the timing of when the work is performed, management is required to make estimates of outstanding liabilities to the third parties as of the end of the reporting period. When evaluating the adequacy of the accrued liabilities, management analyzes progress of the studies or trials, including the phase or completion of events, communication from the contract research organizations or other companies of any actual costs incurred during the period that have not yet been invoiced, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Within accrued expenses and other current liabilities, total accrued external research and development expense is $10.3 million as of December 31, 2023.

The principal considerations for our determination that performing procedures relating to accrued external research and development expenses is a critical audit matter are (i) the significant judgment by management in developing the estimate of accrued external research and development expenses and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures related to management's development of the estimate of accrued external research and development expenses.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimate of accrued external research and development expenses. These procedures also included, among others, (i) testing management's process for developing the estimate of accrued external research and development expenses; (ii) evaluating the appropriateness of the method used by management to develop the estimate; (iii) testing the completeness and accuracy of the underlying data used in the estimate; and (iv) evaluating the reasonableness of management's estimate of accrued external research and development expenses by (a) testing the completeness and accuracy of costs incurred, on a sample basis, by tracing information to the underlying contracts, purchase orders, invoices and information received from contract research organizations or other companies, as applicable, and (b) evaluating the reasonableness of the estimated costs incurred for the services that have not been invoiced, on a sample basis, by tracing to underlying supporting documentation, such as underlying contracts, purchase orders and information received from contract research organizations or other companies, as applicable.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 26, 2024

We have served as the Company's auditor since 2015.

COGENT BIOSCIENCES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31,	
	2023	2022
Assets		
Current assets:		
Cash and cash equivalents	$ 53,229	$ 139,886
Short-term marketable securities	212,481	119,390
Prepaid expenses and other current assets	5,061	4,435
Restricted cash	—	1,255
Total current assets	270,771	264,966
Long-term marketable securities	7,460	—
Operating lease, right-of-use assets	21,998	23,316
Property and equipment, net	8,344	7,783
Other assets	4,864	4,745
Total assets	$ 313,437	$ 300,810
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 10,655	$ 5,842
Accrued expenses and other current liabilities	26,127	17,884
CVR liability (Note 3)	—	1,700
Operating lease liabilities	1,386	1,423
Total current liabilities	38,168	26,849
Operating lease liabilities, net of current portion	17,467	18,226
Total liabilities	55,635	45,075
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 9,000,000 shares authorized; no shares issued or outstanding	—	—
Series A non-voting convertible preferred stock, $0.001 par value; 1,000,000 shares authorized; 74,465 and 81,050 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	60,035	65,830
Common stock, $0.001 par value; 150,000,000 shares authorized; 86,124,249 shares and 69,893,434 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	86	70
Additional paid-in capital	801,059	601,153
Accumulated other comprehensive income (loss)	246	(104)
Accumulated deficit	(603,624)	(411,214)
Total stockholders' equity	257,802	255,735
Total liabilities and stockholders' equity	$ 313,437	$ 300,810

The accompanying notes are an integral part of these consolidated financial statements.

COGENT BIOSCIENCES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share amounts)

| | Year Ended December 31, | | |
	2023	2022	2021
Operating expenses:			
Research and development	$ 173,755	$ 121,627	$ 55,913
General and administrative	34,375	26,212	19,638
Total operating expenses	208,130	147,839	75,551
Loss from operations	(208,130)	(147,839)	(75,551)
Other income:			
Interest income	13,077	3,989	467
Other income, net	943	2,249	2,468
Change in fair value of CVR liability	1,700	1,360	343
Total other income, net	15,720	7,598	3,278
Net loss	$ (192,410)	$ (140,241)	$ (72,273)
Net loss per share attributable to common stockholders, basic and diluted	$ (2.42)	$ (2.39)	$ (1.87)
Weighted average common shares outstanding, basic and diluted	79,657,942	58,739,713	38,730,813
Comprehensive loss:			
Net loss	$ (192,410)	$ (140,241)	$ (72,273)
Other comprehensive loss			
Net unrealized gains (losses) on marketable securities	350	(104)	—
Total other comprehensive loss	350	(104)	—
Comprehensive loss	$ (192,060)	$ (140,345)	$ (72,273)

The accompanying notes are an integral part of these consolidated financial statements.

COGENT BIOSCIENCES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Series A Non-Voting Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Income) Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2020	132,244	$ 110,881	32,347,905	$ 32	$ 322,454	$ —	$ (198,700)	$ 234,667
Conversion of Series A non-voting preferred stock into common stock	(28,955)	(25,481)	7,238,750	8	25,473	—	—	—
Issuance of common stock for services	—	—	31,683	—	260	—	—	260
Issuance of common stock upon exercise of stock options	—	—	15,758	—	24	—	—	24
Issuance of common stock under Employee Stock Purchase Plan	—	—	4,497	—	31	—	—	31
Issuance of common stock under ATM, net of issuance costs of $1.2 million	—	—	3,954,900	4	38,002	—	—	38,006
Issuance of common stock to settle CVR liability	—	—	212,429	—	2,043	—	—	2,043
Stock-based compensation expense	—	—	—	—	11,426	—	—	11,426
Net loss	—	—	—	—	—	—	(72,273)	(72,273)
Balances at December 31, 2021	103,289	$ 85,400	43,805,922	$ 44	$ 399,713	$ —	$ (270,973)	$ 214,184
Issuance of common stock in underwritten public offering, net of offering costs of $10.8 million	—	—	17,899,698	18	161,897	—	—	161,915
Pre-funded warrant exercise	—	—	2,424,242	2	22	—	—	24
Conversion of Series A non-voting preferred stock into common stock	(22,239)	(19,570)	5,559,750	6	19,564	—	—	—
Issuance of common stock under Employee Stock Purchase Plan	—	—	49,000	—	351	—	—	351
Issuance of common stock from exercises	—	—	154,822	—	1,238	—	—	1,238
Unrealized losses on marketable securities	—	—	—	—	—	(104)	—	(104)
Stock-based compensation expense	—	—	—	—	18,368	—	—	18,368
Net loss	—	—	—	—	—	—	(140,241)	(140,241)
Balances at December 31, 2022	81,050	$ 65,830	69,893,434	$ 70	$ 601,153	$ (104)	$ (411,214)	$ 255,735
Issuance of common stock in underwritten public offering, net of offering costs of $10.7 million	—	—	14,375,000	14	161,775	—	—	161,789
Conversion of Series A non-voting preferred stock into common stock	(6,585)	(5,795)	1,646,250	2	5,793	—	—	—
Issuance of common stock under Employee Stock Purchase Plan	—	—	85,878	—	752	—	—	752
Issuance of common stock from exercises	—	—	123,687	—	965	—	—	965
Unrealized gains on marketable securities	—	—	—	—	—	350	—	350
Stock-based compensation expense	—	—	—	—	30,621	—	—	30,621
Net loss	—	—	—	—	—	—	(192,410)	(192,410)
Balances at December 31, 2023	74,465	$ 60,035	86,124,249	$ 86	$ 801,059	$ 246	$ (603,624)	$ 257,802

The accompanying notes are an integral part of these consolidated financial statements.

COGENT BIOSCIENCES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net loss	$ (192,410)	$ (140,241)	$ (72,273)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization expense	2,270	842	147
Stock-based compensation expense	30,621	18,368	11,686
Amortization of right-of-use operating lease assets	1,318	5,036	1,844
Change in fair value of CVR liability	(1,700)	(1,360)	(343)
Net amortization (accretion) of premiums (discounts) on marketable securities	(5,173)	(1,638)	—
Loss on disposal of property and equipment	8	—	—
Right-of-use asset impairment	—	(396)	—
Changes in operating assets and liabilities:			
Prepaid expenses and other current assets	(626)	(1,486)	(227)
Other assets	(119)	(1,018)	(3,727)
Accounts payable	4,813	2,359	2,751
Accrued expenses and other current liabilities	8,170	9,586	3,431
Operating lease liability	(796)	(8,690)	(2,052)
Net cash used in operating activities	(153,624)	(118,638)	(58,763)
Cash flows from investing activities:			
Purchases of property and equipment	(2,796)	(6,863)	(1,719)
Purchases of marketable securities	(348,803)	(177,855)	—
Maturities and sales of marketable securities	253,775	60,000	—
Net cash used in investing activities	(97,824)	(124,718)	(1,719)
Cash flows from financing activities:			
Proceeds from issuance of shares of common stock, net of offering costs of $10.7 million	161,819	—	—
Proceeds from issuance of shares of common stock and pre-funded warrants, net of offering costs of $10.8 million	—	161,945	—
Proceeds from issuance of common stock under ATM, net of issuance costs of $1.2 million	—	—	38,006
Proceeds from issuance of common stock upon stock option exercises	965	1,238	24
Proceeds from pre-funded warrant exercises	—	24	—
Proceeds from issuance of stock from employee stock purchase plan	752	351	31
Payments to CVR Holders	—	—	(85)
Net cash provided by financing activities	163,536	163,558	37,976
Net decrease in cash, cash equivalents and restricted cash	(87,912)	(79,798)	(22,506)
Cash, cash equivalents and restricted cash at beginning of period	141,141	220,939	243,445
Cash, cash equivalents and restricted cash at end of period	$ 53,229	$ 141,141	$ 220,939
Supplemental disclosure of cash flow information:			
Right-of-use assets obtained in exchange for new operating lease liabilities	—	25,184	—
Supplemental disclosure of noncash investing and financing information:			
Conversion of Series A non-voting convertible preferred stock into common stock	5,795	19,570	25,481
Offering costs included in accounts payable and accrued expenses	30	30	—
Property & equipment included in accounts payable and accrued expenses	43	58	—
Issuance of common shares in partial settlement of CVR liability	—	—	2,043

The accompanying notes are an integral part of these consolidated financial statements.

COGENT BIOSCIENCES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business and Basis of Presentation

Cogent Biosciences, Inc. ("Cogent" or the "Company") is a biotechnology company focused on developing precision therapies for genetically defined diseases. Cogent's approach is to design rational precision therapies that treat the underlying cause of disease and improve the lives of patients. Cogent's most advanced program is bezuclastinib, also known as CGT9486, a highly selective tyrosine kinase inhibitor designed to potently inhibit the KIT D816V mutation as well as other mutations in KIT exon 17. In the vast majority of cases, KIT D816V is responsible for driving Systemic Mastocytosis ("SM"), a serious and rare disease caused by unchecked proliferation of mast cells. Exon 17 mutations are also found in patients with advanced gastrointestinal stromal tumors ("GIST"), a type of cancer with strong dependence on oncogenic KIT signaling. Bezuclastinib is a highly selective and potent KIT inhibitor with the potential to provide a new treatment option for these patient populations. In addition to bezuclastinib, the Company's research team is developing a portfolio of novel targeted therapies to help patients fighting serious, genetically driven diseases initially targeting mutations in FGFR2, ErbB2 and PI3Kα (genes/pathways).

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company's drug development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales.

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. The Company has incurred recurring losses since inception, including a net loss of $192.4 million for the year ended December 31, 2023. As of December 31, 2023, the Company had an accumulated deficit of $603.6 million. The Company expects to continue to generate operating losses in the foreseeable future. As of the issuance date of the consolidated financial statements, the Company expects that its cash, cash equivalents and marketable securities will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months from issuance of the consolidated financial statements.

The Company expects that it will continue to incur significant expenses in connection with its ongoing business activities. The Company will need to seek additional funding through equity offerings, debt financings, collaborations, licensing arrangements or other marketing and distribution arrangements, partnerships, joint ventures, combinations or divestitures of one or more of its assets or businesses. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into collaborative arrangements or divest its assets. The terms of any financing may adversely affect the holdings or the rights of the Company's stockholders. Arrangements with collaborators or others may require the Company to relinquish rights to certain of its technologies or product candidates. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations.

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Mono, Inc. and Kiq Bio LLC. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual of research and development expenses, the valuation of the CVR liability and the valuation of stock-based awards. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Actual results may differ from those estimates or assumptions.

Concentrations of Credit Risk and of Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents and marketable securities. Periodically, the Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company maintains most of its cash and cash equivalents at two accredited financial institutions. The Company has not experienced any losses on such accounts and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. Such deposits have and will continue to exceed federally insured limits.

The Company is dependent on third-party vendors for its product candidates. In particular, the Company relies, and expects to continue to rely, on a small number of vendors to manufacture supplies and process its product candidates for its development programs. These programs could be adversely affected by a significant interruption in the manufacturing process.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of generally three months or less at the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash consists of security deposits in separate restricted bank accounts as required under the terms of the Company's lease agreement for its former corporate headquarters in Cambridge, Massachusetts, which expired in April 2023.

Marketable Securities

The Company's marketable securities, consisting of debt securities, are classified as available-for-sale. Available-for-sale marketable debt securities are carried at fair value with the unrealized gains and losses included in other comprehensive income (loss) as a component of stockholders' equity until realized. Any premium or discount arising at purchase is amortized and/or accreted to interest income and/or expense over the life of the instrument. Realized gains and losses are determined using the specific identification method and are included in other income (expense). The Company reviews its portfolio of available-for-sale debt securities, using both quantitative and qualitative factors, to determine if declines in fair value below cost have resulted from a credit-related loss or other factors. If the decline in fair value is due to credit-related factors, a loss is recognized in net income, and if the decline in fair value is not due to credit-related factors, the loss is recorded in other comprehensive income (loss).

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset as follows:

	Estimated Useful Life
Laboratory equipment	5 years
Computer equipment and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of life of lease or 10 years

Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated in accordance with the above guidelines once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment and operating lease right-of-use assets. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized in loss from operations when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company's cash equivalents and marketable securities are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company's accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities.

Segment Information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company's singular focus is the development and commercialization of precision therapies for genetically defined diseases. All of the Company's tangible assets are held in the United States.

Leases

The Company accounts for a contract as a lease when it has the right to control the asset for a period of time while obtaining substantially all of the assets' economic benefits. The Company determines the initial classification and measurement of its operating right-of-use assets and operating lease liabilities at the lease commencement date, and thereafter if modified. The lease term includes any renewal options that the Company is reasonably assured to exercise. The Company's policy is to not record leases with an original term of twelve months or less on its consolidated balance sheets. The Company's only existing leases are for office and laboratory space.

The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease. The present value of lease payments is determined by using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the Company uses its estimated secured incremental borrowing rate for that lease term.

Lease payments included in the measurement of the lease liability consist of the following: the fixed noncancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Leases may contain rent escalation clauses and variable lease payments that require additional rental payments in later years of the term, including payments based on an index or inflation rate. Payments based on the change in an index or inflation rate, or payments based on a change in the Company's portion of the operating expenses, including real estate taxes and insurance, are not included in the initial lease liability and are recorded as a period expense when incurred. The operating leases may include an option to renew the lease term for various renewal periods and/or to terminate the leases early. These options to exercise the renewal or early termination clauses in the Company's operating leases were not reasonably certain of exercise as of the date of adoption and these have not been included in the determination of the initial lease liability or operating lease expense.

Rent expense for operating leases is recognized on a straight-line basis over the reasonably assured lease term based on the total lease payments and is included in operating expense in the consolidated statements of operations and comprehensive loss. For finance leases, any interest expense is recognized using the effective interest method and is included within interest expense. The Company has no financing leases.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries, stock-based compensation and benefits, facilities costs and laboratory supplies, depreciation, manufacturing expenses and external costs of outside vendors engaged to conduct preclinical development activities and clinical trials as well as the cost of licensing technology.

The Company has entered into various research and development contracts with companies both inside and outside of the United States. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing external research and development costs. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding liabilities to those third parties as of the end of the reporting period. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or trials, including the phase or completion of events, communication from the contract research organizations or other companies of any actual costs incurred during the period that have not yet been invoiced, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company's estimates.

Upfront payments and milestone payments made for the licensing of technology are expensed as research and development in the period in which they are incurred. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Stock-Based Compensation

The Company measures stock options and other stock-based awards granted to employees, non-employees and directors based on their fair value on the date of the grant and recognizes compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. The Company applies the straight-line method of expense recognition to all awards with only service-based vesting conditions and applies the graded-vesting method to all awards with performance-based vesting conditions or to awards with both service-based and performance-based vesting conditions.

The Company estimates the fair value of stock-based awards to employees and non-employees using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, including (a) the expected volatility of its stock, (b) the expected term of the award, (c) the risk-free interest rate, and (d) expected dividends. Due to the lack of a sufficient history of public trading of the Company's common stock and a lack of sufficient company-specific historical and implied volatility data, the Company has based the estimate of expected volatility on the historical volatility of a group of companies in the pharmaceutical and biotechnology industries in a similar stage of development and that are publicly traded. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available. The Company estimates the expected life of employee stock options using the "simplified" method, whereby, the expected life equals the average of the vesting term and the original contractual term of the option. The risk-free interest rates for periods within the expected life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted. The expected dividend yield of zero is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The Company accounts for forfeitures as they occur.

The Company measures the fair value of stock-based awards with market-based vesting conditions on the date of grant using a Monte Carlo simulation model.

For performance-based stock options, the Company begins to recognize expense when it determines that the achievement of such performance conditions is deemed probable. This determination requires significant judgment by management. At the date achievement becomes probable, the Company records a cumulative expense catch-up, with remaining expense amortized over the remaining service period. For awards with market conditions, the stock-based compensation expense will be recognized over the derived service period regardless of whether the award achieves the market condition and will only be adjusted to the extent the service condition is not met.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. For the years ended December 31, 2023 and 2022, the Company's only element of other comprehensive loss was unrealized gains (losses) on marketable securities.

Net Income (Loss) per Share

Basic net income (loss) per common share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period.

Diluted net income (loss) per common share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of outstanding stock options. Accordingly, in periods in which the Company reported a net loss, dilutive common shares were not assumed to have been issued as their affect was anti-dilutive, and as a result, diluted net loss per common share was the same as basic net loss per common share.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06 Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40) related to the measurement and disclosure requirements for convertible instruments and contracts in an entity's own equity. The pronouncement simplifies and adds disclosure requirements for the accounting and measurement of convertible instruments and the settlement assessment for contracts in an entity's own equity. The Company adopted ASU 2020-06 on January 1, 2022. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures related to reportable segment disclosure requirements. The pronouncement improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses, and requires disclosure of incremental segment information on an annual and interim basis. The pronouncement is effective for annual periods beginning after December 15, 2023. The Company is evaluating the impact of the ASU on its financial statements.

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures related to income tax disclosure requirements. The pronouncement enhances the transparency and decision usefulness of income tax disclosures. The pronouncement is effective for annual periods beginning after December 15, 2024. The Company is evaluating the impact of the ASU on its financial statements.

3. Marketable Securities and Fair Value of Financial Assets and Liabilities

The following table summarizes the Company's marketable securities *(in thousands)*:

| | December 31, 2023 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury bills and notes (due within one year)	$ 212,274	$ 213	$ (6)	$ 212,481
U.S. Treasury bills and notes (due after one through five year)	$ 7,421	$ 39	$ —	$ 7,460
	$ 219,695	$ 252	$ (6)	$ 219,941

| | December 31, 2022 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury bills and notes (due within one year)	$ 119,494	$ —	$ (104)	$ 119,390
	$ 119,494	$ —	$ (104)	$ 119,390

As of December 31, 2023, the Company held 9 securities that were in an unrealized loss position. The aggregate fair value of securities held by the Company in an unrealized loss position for less than twelve months as of December 31, 2023 was $34.7 million and there were no securities held by the Company in an unrealized loss position for more than twelve months. As of December 31, 2022, the Company held seven securities that were in an unrealized loss position. The aggregate fair value of securities held by the Company in an unrealized loss position for less than twelve months as of December 31, 2022 was $99.5 million and there were no securities held by the Company in an unrealized loss position for more than twelve months. The Company has the intent and ability to hold such securities until recovery. As a result, the Company did not record any charges for impairments for its marketable debt securities for the years ended December 31, 2023, 2022 or 2021.

The following tables present the Company's fair value hierarchy for its financial assets and liabilities, which are measured at fair value on a recurring basis *(in thousands)*:

| | Fair Value Measurements at December 31, 2023 Using: | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents:				
Money market funds	$ 46,184	$ —	$ —	$ 46,184
Marketable securities:				
U.S. Treasury bills and notes	$ —	$ 219,941	$ —	$ 219,941
Total Assets	$ 46,184	$ 219,941	$ —	$ 266,125

| | Fair Value Measurements at December 31, 2022 Using: | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents:				
Money market funds	$ 108,829	$ —	$ —	$ 108,829
Marketable securities:				
U.S. Treasury bills and notes	$ —	$ 119,390	$ —	$ 119,390
Total Assets	$ 108,829	$ 119,390	$ —	$ 228,219
Liabilities:				
CVR Liability	$ —	$ —	$ 1,700	$ 1,700
Total Liabilities	$ —	$ —	$ 1,700	$ 1,700

Money market funds were valued using quoted prices in active markets, which represent a Level 1 measurement in the fair value hierarchy. U.S. Treasury bills and notes were valued by the Company using quoted prices in active markets for similar securities, which represent a Level 2 measurement within the fair value hierarchy.

On July 6, 2020, the Company issued a non-transferrable contingent value right ("CVR"), which was distributed to stockholders of record as of the close of business on July 6, 2020, and prior to the issuance of any shares to acquire Kiq Bio LLC ("Kiq") (the "Kiq Acquisition") or sold to the Private Investment in Public Equity ("PIPE") investors. In November 2020, the Company issued 707,938 shares of common stock in partial settlement of the CVR liability. In February 2021, the Company issued an additional 212,429 shares of common stock and paid $0.1 million in partial settlement of the CVR liability. In the fourth quarter of 2022, the Company updated the probability weighted discounted cash flow assumptions to reflect the then current probability of receiving the milestone payments from Sotio prior to the expiration of the CVR and the Company recorded a decrease in the CVR liability of $1.4 million as a component of other income (expense). The Company recorded an additional decrease in fair value of the liability of $1.7 million in the first quarter of 2023, reducing the liability to zero as the probability of additional CVR payments occurring prior to the expiration of CVR term was remote. The CVRs expired on August 6, 2023 and no further payments will be made to CVR holders.

The following table sets forth a summary of the changes in the fair value of the Company's CVR liability *(in thousands)*:

Balance at December 31, 2020	$	5,531
Change in fair value		(343)
CVR settlement		(2,128)
Balance at December 31, 2021		3,060
Change in fair value		(1,360)
Balance at December 31, 2022		1,700
Change in fair value		(1,700)
Balance at December 31, 2023	$	—

During the years ended December 31, 2023, 2022, and 2021, there were no transfers between Level 1, Level 2 and Level 3.

4. Property and Equipment, Net

Property and equipment, net consisted of the following *(in thousands)*:

	December 31,	
	2023	**2022**
Laboratory equipment	$ 7,635	$ 5,507
Computer equipment and software	745	546
Furniture and fixtures	1,164	873
Leasehold improvements	2,438	1,776
Construction-in-progress	27	482
Total property and equipment	12,009	9,184
Accumulated depreciation and amortization	(3,665)	(1,401)
Property and equipment, net	$ 8,344	$ 7,783

Depreciation and amortization expense was $2.3 million, $0.8 million and $0.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

5. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following *(in thousands)*:

	December 31,	
	2023	2022
Accrued employee compensation and benefits	$ 9,874	$ 6,063
Accrued external research and development expense	10,252	5,898
Accrued external manufacturing costs	3,302	3,741
Accrued professional and consulting services	2,258	1,778
Other	441	404
	$ 26,127	$ 17,884

6. Preferred Stock, Series A Non-Voting Convertible Preferred Stock and Common Stock

The Company's authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, 1,000,000 of which are designated as Series A Preferred Stock and 9,000,000 of which shares of preferred stock are undesignated.

Series A Non-Voting Convertible Preferred Stock

On July 6, 2020, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of the Series A Non-Voting Convertible Preferred Stock ("Series A Preferred Stock") with the Secretary of State of the State of Delaware (the "Certificate of Designation") in connection with the Kiq Acquisition and the PIPE. The Certificate of Designation provides for the issuance of shares of Series A Preferred Stock, par value $0.001 per share.

Holders of Series A Preferred Stock are entitled to receive dividends on shares of Series A Preferred Stock equal, on an as-if-converted-to-common-stock basis, and in the same form as dividends actually paid on shares of the common stock. Except as otherwise required by law, the Series A Preferred Stock does not have voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock, (b) alter or amend the Certificate of Designation, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series A Preferred Stock, (d) increase the number of authorized shares of Series A Preferred Stock, (e) prior to the stockholder approval of the Conversion Proposal or at any time while at least 40% of the originally issued Series A Preferred Stock remains issued and outstanding, consummate a Fundamental Transaction (as defined in the Certificate of Designation) or (f) enter into any agreement with respect to any of the foregoing. The Series A Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

Each share of Series A Preferred Stock is convertible at any time at the option of the holder thereof, into 250 shares of common stock, subject to certain limitations, including that a holder of Series A Preferred Stock is prohibited from converting shares of Series A Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 4.9% and 19.9%) of the total number of shares of common stock issued and outstanding immediately after giving effect to such conversion. Cumulatively, through December 31, 2023, 88,860 shares of Series A Preferred Stock, or 54.4% of the issued Series A Preferred Stock, have been converted into 22,215,000 shares of common stock. The 74,465 shares of Series A Preferred Stock outstanding as of December 31, 2023 are convertible into 18,616,250 shares of common stock.

No other classes of preferred stock have been designated and no other preferred shares have been issued or are outstanding as of December 31, 2023 or 2022.

Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are not entitled to receive dividends, unless declared by the board of directors. In the event of the Company's liquidation, dissolution or winding up, holders of the Company's common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

On February 8, 2021, the Company filed a shelf registration statement on Form S-3 with the SEC. The shelf registration statement allows the Company to sell from time-to-time up to $200.0 million of common stock, preferred stock, debt securities, warrants or units comprised of any combination of these securities, for its own account in one or more offerings. The terms of any offering under the shelf registration statement will be established at the time of such offering and will be described in a prospectus supplement filed with the SEC prior to the completion of any such offering.

Additionally, on February 8, 2021, pursuant to the Form S-3, the Company entered into a Sales Agreement (the "SVB Sales Agreement") with SVB Leerink LLC ("SVB Leerink"), pursuant to which the Company may issue and sell, from time to time, shares of its common stock having an aggregate offering price of up to $75.0 million through SVB Leerink as the sales agent. Cumulatively, the Company sold 3,954,900 shares of common stock under the SVB Sales Agreement with offering prices ranging between $9.25 and $10.30 per share for net proceeds of approximately $38.0 million. The Company terminated the existing SVB Sales Agreement, effective as of May 5, 2022. The Company did not incur any termination penalties as a result of the termination of the SVB Sales Agreement.

On May 6, 2022, pursuant to the Form S-3, the Company entered into a Sales Agreement (the "Guggenheim Sales Agreement") with Guggenheim Securities, LLC ("Guggenheim Securities"), pursuant to which the Company may issue and sell, from time to time, shares of its common stock having an aggregate offering price of up to $75.0 million through Guggenheim Securities, as the sales agent. As of December 31, 2023, no shares have been sold under the Guggenheim Sales Agreement.

On June 13, 2022, the Company completed an underwritten public offering of 17,899,698 shares of its common stock at a public offering price of $8.25 per share (including the exercise in full by the underwriters of their 30-day option to purchase up to 2,730,000 additional shares of common stock) and, in lieu of common stock to certain investors, pre-funded warrants to purchase 3,030,302 shares of its common stock at a purchase price of $8.24 per underlying share. The net proceeds from the offering were approximately $161.9 million, after deducting the underwriting discounts and commissions of $10.4 million and offering expenses of $0.4 million.

Each pre-funded warrant entitles the holder to purchase shares of common stock at an exercise price of $0.01 per share and is exercisable at any time beginning on the date of issuance. These warrants were recorded as a component of stockholders' equity within additional paid-in capital. Per the terms of the warrant agreement, a holder of the outstanding warrant is not entitled to exercise any portion of the pre-funded warrant if, upon giving effect to such exercise, would cause the aggregate number of shares of common stock beneficially owned by such holder (together with its affiliates and any other person whose beneficial ownership of common stock would be aggregated with the holder) to exceed 9.99% of the total number of then issued and outstanding shares of common stock, as such percentage ownership is determined in accordance with the terms of the pre-funded warrant and subject to such holder's rights under the pre-funded warrant to increase or decrease such percentage to any other percentage not in excess of 19.99% upon at least 61 days' prior notice from such holder. As of December 31, 2023, 2,424,242 pre-funded warrants have been exercised and 606,060 pre-funded warrants remain outstanding.

On February 10, 2023, the Company filed a Form S-3ASR with the SEC ("2023 Shelf Registration") for the issuance of common stock, preferred stock, warrants, rights, debt securities and units, which became effective immediately upon filing. At the time any of the securities covered by the 2023 Shelf Registration Statement are offered for sale, a prospectus supplement will be prepared and filed with the SEC containing specific information about the terms of any such offering.

In June 2023, the Company completed an underwritten public offering of 14,375,000 shares of its common stock at a public offering price of $12.00 per share (including the exercise in full by the underwriters of their 30-day option to purchase up to 1,875,000 additional shares of common stock). The net proceeds from the offering were approximately $161.8 million, after deducting the underwriting discounts and commissions of $10.3 million and offering expenses of $0.4 million.

7. Stock-Based Compensation

2018 Stock Option and Incentive Plan

The Company's 2018 Stock Option and Incentive Plan, (the "2018 Plan"), which became effective on March 27, 2018, provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock units, restricted stock awards, unrestricted stock awards, cash-based awards and dividend equivalent rights. The number of shares initially reserved for issuance under the 2018 Plan was 700,180. Additionally, the shares of common stock that remained available for issuance under the previously outstanding 2015 Stock Incentive Plan (the "2015 Plan") became available under the 2018 Plan. The number of shares reserved for the 2018 Plan automatically increases on each January 1 by 4% of the number of shares of the Company's common stock outstanding on the immediately preceding December 31 or a lesser number of shares determined by the Company's board of directors. At the Company's 2021 annual stockholder meeting, the Company's stockholders approved the amendment and restatement of the 2018 Stock Plan to increase the number of shares of common stock issuable under the 2018 Plan by 6,000,000 shares.

On June 7, 2023, at the Company's 2023 annual stockholder meeting, the Company's stockholders approved the amendment and restatement of the 2018 Plan to increase the number of shares of common stock issuable under the 2018 Plan by an additional 6,000,000 shares (the "2023 Pool Increase"). The shares of common stock underlying any awards that are forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, repurchased or are otherwise terminated by the Company under the 2018 Plan or the 2015 Plan will be added back to the shares of common stock available for issuance under the 2018 Plan. As of December 31, 2023, 4,187,660 shares of common stock remain available for issuance under the 2018 Plan. The number of authorized shares reserved for issuance under the 2018 Plan was increased by 3,444,970 shares effective as of January 1, 2024.

Inducement Plan

On October 22, 2020, the board of directors adopted the Cogent Biosciences, Inc. 2020 Inducement Plan (the "Inducement Plan"). The board of directors also adopted a form of non-qualified stock option agreement for use with the Inducement Plan. A total of 3,750,000 shares of common stock have been reserved for issuance under the Inducement Plan, subject to adjustment for stock dividends, stock splits, or other changes in the Company's common stock or capital structure. On November 5, 2020, the Company filed a Registration Statement on Form S-8 related to the 3,750,000 shares of its common stock reserved for issuance under the Inducement Plan. As of December 31, 2023, 677,995 shares of common stock remain available for issuance under the Inducement Plan.

2018 Employee Stock Purchase Plan

The Company's 2018 Employee Stock Purchase Plan (the "ESPP") became effective on March 28, 2018, at which time a total of 78,500 shares of common stock were reserved for issuance. In addition, the number of shares of common stock that may be issued under the ESPP automatically increases on each January 1 through January 1, 2027, by the least of (i) 125,000 shares of common stock, (ii) 1% of the number of shares of the Company's common stock outstanding on the immediately preceding December 31 or (iii) such lesser number of shares as determined by the ESPP administrator. As of December 31, 2023, 443,390 shares remain available for issuance under the ESPP. In January 2024, 71,150 shares were issued to employees under the ESPP. The number of authorized shares reserved for issuance under the ESPP was increased by 125,000 shares effective as of January 1, 2024.

Performance-based restricted stock units

In February 2023, the Board approved grants in aggregate of up to 2,500,000 performance-based restricted stock units ("PSUs") under the 2018 Plan, which grants were subject to forfeiture in the event that the Company's stockholders did not approve the 2023 Pool Increase. On June 7, 2023, stockholders approved the 2023 Pool Increase and a grant date was established for accounting purposes for these PSUs in accordance with ASC 718 Compensation- Stock Compensation. An award holder can generally receive between 0% and 200% of the target award based on achievement of specified stock price hurdles and/or research and development milestones over a three-year performance period ending in February 2026. Any PSUs earned will vest, if at all, in a single tranche in February 2026 subject to a condition of continuing employment through the end of the performance period. As of December 31, 2023, none of the research or development performance targets are probable of achievement. The fair value of the market-based awards was estimated on the date of grant for accounting purposes using a Monte Carlo simulation model. The fair value of the performance-based awards was based on the closing share price of the Company's common stock on the accounting grant date.

Stock Options

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the fair value of stock options granted to employees and directors:

	Year Ended December 31,		
	2023	2022	2021
Risk-free interest rate	3.9%	2.2%	1.3%
Expected volatility	76.7%	72.4%	75.3%
Expected dividend yield	—	—	—
Expected life (in years)	6.01	6.22	6.21

The following table summarizes the activity of our 2018 Stock Option and Incentive Plan and the Inducement Plan, excluding performance-based stock options:

	Number of Shares		Weighted Average Exercise Price	Weighted Average Contractual Term (in years)		Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2022	12,831,771	$	9.19			
Granted	3,296,179		13.18			
Exercised	(123,687)		7.80			
Forfeited	(501,517)		10.91			
Outstanding as of December 31, 2023	15,502,746	$	9.99	7.80	$	1,343
Vested and expected to vest as of December 31, 2023	15,502,746	$	9.99	7.80	$	1,343
Options exercisable as of December 31, 2023	8,444,596	$	9.49	7.41	$	1,249

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock for those stock options that had strike prices lower than the fair value of the Company's common stock.

The aggregate intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021 was $0.6 million, $1.0 million and $0.1 million, respectively. The weighted average grant-date fair value of awards granted during the years ended December 31, 2023, 2022 and 2021 was $9.12 per share, $5.52 per share and $5.93 per share, respectively.

Performance-based restricted stock units

The following table summarizes the activity of our performance-based restricted stock units:

	Number of Shares		Weighted Average Grant Date Fair Value per Share
Unvested as of December 31, 2022	—	$	—
Granted	2,500,000		7.93
Vested	—		—
Forfeited	—		—
Unvested as of December 31, 2023	2,500,000	$	7.93

Employee Stock Purchase Plan

The Company estimates the fair value of shares to be issued under the 2018 Employee Stock Purchase Plan using the Black-Scholes option-pricing model on the date of grant, or first day of the offering period. The following table summarizes information pertaining to stock purchase rights granted under the employee stock purchase plan, during the years indicated:

	Year Ended December 31,		
	2023	2022	2021
Risk-free interest rate	4.0%	1.3%	0.1%
Expected volatility	75.7%	64.1%	66.9%
Expected dividend yield	—	—	—
Expected life (in years)	0.50	0.50	0.50

Stock-Based Compensation

The following table summarizes stock-based compensation expense during the years ended December 31, 2023, 2022, 2021 in thousands:

	Year Ended December 31,		
	2023	2022	2021
Stock-based compensation expense by type of award:			
Time-based stock options	$ 26,012	$ 18,144	$ 11,361
Performance-based restricted stock units	$ 4,196	—	—
Employee stock purchase plan	413	224	65
Non-employee stock options	—	—	260
Total	$ 30,621	$ 18,368	$ 11,686

The Company recorded stock-based compensation expense in the following expense categories of its consolidated statements of operations and comprehensive loss *(in thousands)*:

	Year Ended December 31,		
	2023	2022	2021
Research and development expenses	$ 14,595	$ 8,510	$ 4,392
General and administrative expenses	16,026	9,858	7,294
Total	$ 30,621	$ 18,368	$ 11,686

As of December 31, 2023, total unrecognized compensation cost related to the unvested stock-based options was $47.9 million, which is expected to be recognized over a weighted average period of 2.13 years.

As of December 31, 2023, the total minimum amount of unrecognized compensation cost related to the stock price hurdles for the unvested PSUs was $15.6 million based on the maximum achievement of 200% of the target award, which is expected to be recognized ratably over a weighted average period of 2.12 years. If any research or development milestones become probable of achievement, the Company will recognize incremental stock compensation expense of up to $2.4 million through a cumulative catch up adjustment in the period of change in probability.

8. Income Taxes

During the years ended December 31, 2023, 2022 and 2021, the Company recorded no current or deferred income tax benefits due to its full valuation allowance. Also, the Company had no foreign operations.

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Year Ended December 31,		
	2023	2022	2021
Federal statutory income tax rate	(21.0)%	(21.0)%	(21.0)%
State taxes, net of federal benefit	(4.8)	(4.4)	(2.9)
Federal and state tax credits	(7.9)	(6.1)	(4.0)
Rate change	(2.3)	-	-
Nondeductible stock compensation	1.8	1.1	1.4
Other items	(0.9)	(0.2)	0.4
Change in valuation allowance	35.1	30.6	26.1
Effective income tax rate	0.0%	0.0%	0.0%

The Company's net deferred tax assets as of December 31, 2023 and 2022 consisted of the following *(in thousands)*:

	December 31,	
	2023	2022
Deferred tax assets (liabilities):		
Net operating loss carryforwards	$ 47,953	$ 36,161
Tax credits	28,759	12,202
Accrued expenses	2,371	1,676
Capitalized research and development expense	66,318	33,155
Operating lease right-of-use assets	(6,011)	(5,922)
Operating lease liabilities	6,687	4,991
Contingent consideration	929	864
Stock compensation	8,880	4,758
Other	1,184	1,659
Total deferred tax assets	157,070	89,544
Valuation allowance	(157,070)	(89,544)
Net deferred tax assets	$ —	$ —

As of December 31, 2023, the Company had U.S. federal and state net operating loss carryforwards of $195.7 million and $110.6 million, respectively, which may be available to offset future taxable income and begin to expire in 2035. Of the federal net operating loss carryforwards at December 31, 2023, $192.4 million is available to be carried forward indefinitely but can only offset 80% of taxable income per year. As of December 31, 2023, the Company had U.S. federal and state research and development tax credit carryforwards of $14.0 million and $3.1 million, respectively, which may be available to offset future income tax liabilities and begin to expire in 2040 and 2035, respectively. The Company also had federal orphan drug tax credits of $12.4 million which may be available to offset future income tax liabilities and begin to expire in 2041.

On December 22, 2017, the Tax Cuts and Jobs Act (the "TCJA") was signed into law. Under the TCJA provisions, effective with tax years beginning on or after January 1, 2022, taxpayers can no longer immediately expense research and development expenditures. Taxpayers are now required to capitalize and amortize these costs over 5 years for research conducted within the United States or 15 years for research conducted abroad.

Utilization of the U.S. federal and state net operating loss carryforwards and tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period.

As a result of the shares issued in July 2020 related to the acquisition of Kiq and the sale of Series A convertible preferred stock, the Company experienced a change in ownership, as defined by Section 382. As a result of the ownership change, utilization of the federal and state net operating loss carryforwards and research and development tax credit carryforwards is subject to annual limitation under Section 382. Under Section 382, the annual limitation is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. As of December 31, 2023, approximately $69.7 million and $4.0 million of federal and state net operating losses, respectively, as well as $3.5 million of future amortization for federal purposes were subject to the July 2020 limitation of $0.3 million per year. A second ownership change occurred in December 2020 as a result of the underwritten public offering of common stock which resulted in a limitation of tax attributes generated from July 2020 to December 2020. The December 2020 ownership change is not expected to have a material impact to the Company's net operating loss carryforwards or research and development tax credit carryforwards as these net operating losses and tax credit carryforwards may be utilized, subject to annual limitation, assuming sufficient taxable income is generated before expiration. The Company has not performed a Section 382 analysis since December 2020.

The Company has not performed a research and development tax credit study. Any change to the Company's credits as a result of a study would be offset by a change in the valuation allowance.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its net deferred tax assets. Management has considered the Company's history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of its net deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2023, 2022, and 2021. Management reevaluates the positive and negative evidence at each reporting period.

The changes in the valuation allowance during the years ended December 31, 2023 and 2022 primarily related to net operating loss carryforwards and capitalized research and development expenses and the change in the valuation allowance during the year ended December 31, 2021 primarily related to the operating loss carryforwards. Changes were as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Valuation allowance as of beginning of year	$ 89,544	$ 46,687	$ 27,799
Decreases recorded to income tax provision	—	—	—
Increases recorded to income tax provision	67,526	42,857	18,888
Valuation allowance as of end of year	$ 157,070	$ 89,544	$ 46,687

As of December 31, 2023, 2022, and 2021, the Company had not recorded any amounts for unrecognized tax benefits. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. The statute of limitations for assessment by the Internal Revenue Service remains open for all years since 2020, with certain states open since 2019. 'The Company's tax attributes related to years prior to 2020 can still be adjusted under audit. No federal or state tax audits are currently in process.

9. Commitments and Contingencies

Operating Leases

Corporate Headquarters- Waltham, MA

On March 19, 2022, the Company and Cimpress USA Incorporated (the "Cimpress") entered into a sublease agreement (the "Waltham Sublease") pursuant to which the Company subleases approximately 17,749 square feet of office space in Waltham, Massachusetts, which serves as the Company's corporate headquarters. The Waltham Sublease became effective on May 5, 2022.

The Waltham Sublease has a term of four years and four months, commencing June 1, 2022 and expiring September 30, 2026. The Company will pay Cimpress base rent at an initial rate of $42.50 per square foot per year. Rent is payable in equal monthly installments and subject to $1.00 per square foot annual increases over the term. Additionally, the Company is responsible for reimbursing Cimpress for the Company's share of the building's property taxes and operating expenses. In connection with the Waltham Sublease, the Company provided a cash security deposit to the landlord in an amount of $0.4 million which is recorded in Other Assets in the consolidated balance sheet as of December 31, 2023.

The lease commencement date occurred in May 2022, following landlord consent, as the Company gained access to the space under the terms of the lease. The Company recorded a right-of-use asset and lease liability for this lease of $2.9 million at the lease commencement date.

Research Facility- Boulder, CO

On July 6, 2021, the Company entered into a lease agreement (the "Original Lease") pursuant to which the Company leases approximately 38,075 square feet (the "Initial Premises") in Boulder, Colorado, which includes office and laboratory space. Subsequently, on March 29, 2022, the Company entered into the First Amendment to the lease agreement (the "First Amendment" and together with the Original Lease, the "Boulder Lease") pursuant to which the Company leases approximately 6,582 square feet of additional office space on the second floor (the "Expansion Premises").

The Boulder Lease has an initial term of 12 years with the option to extend for three successive five-year terms. Boulder Lease payments began in June 2023 after an initial free rent period. Rent is payable in equal monthly installments and subject to annual increases over the term. Additionally, the Company is responsible for reimbursing the landlord for its share of the building's property taxes and operating expenses. The Boulder Lease is an operating lease. In connection with the Boulder Lease, the Company provided a cash security deposit to the landlord in an amount of $0.7 million which is recorded in Other Assets in the consolidated balance sheet as of December 31, 2023.

The Company recorded the initial right-of-use assets and lease liabilities for the lease of $22.3 million as of the lease commencement dates.

Former Corporate Headquarters- Cambridge, MA

The Company leased office and laboratory space in Cambridge, Massachusetts under a non-cancelable operating lease (the "Cambridge Lease") that expired in April 2023.

The elements of the lease expense, net of sublease income, were as follows *(in thousands)*:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Lease cost			
Operating lease cost	$ 3,796	$ 4,052	$ 2,424
Variable lease cost (1)	687	991	825
Sublease income	(950)	(2,621)	(2,468)
Total lease cost	$ 3,533	$ 2,422	$ 781
Other information			
Cash paid for amounts included in the measurement of lease liabilities	$ 3,537	$ 8,413	$ 3,250
Weighted average remaining lease term	10.58	10.84	1.33
Weighted average discount rate	8.00%	8.04%	9.50%

(1)   The variable lease costs for the year ended December 31, 2023 include common area maintenance and other operating charges.

Future minimum lease payments under the Company's operating leases as of December 31, 2023 are as follows *(in thousands)*:

Year Ending December 31,		
2024	$	2,780
2025		2,841
2026		2,697
2027		2,132
2028		2,179
Thereafter		15,384
Total future minimum lease payments		28,013
Less: imputed interest		9,160
Total operating lease liability	$	18,853
Included in the consolidated balance sheet:		
Current operating lease liability	$	1,386
Operating lease liability, net of current portion		17,467
Total operating lease liability	$	18,853

Under the terms of the Cambridge Lease, the Company issued a $1.3 million letter of credit to the landlord as collateral for the leased facility. The underlying cash collateralizing this letter of credit was classified as current restricted cash in the accompanying consolidated balance sheets as of December 31, 2022. The deposit was refunded at the expiration of the lease in 2023.

License Agreements

Plexxikon License Agreement

In July 2020, the Company obtained an exclusive, sublicensable, worldwide license (the "License Agreement") to certain patents and other intellectual property rights to research, develop and commercialize bezuclastinib. Under the terms of the License Agreement, the Company is required to pay Plexxikon Inc. ("Plexxikon") aggregate payments of up to $7.5 million upon the satisfaction of certain clinical milestones and up to $25.0 million upon the satisfaction of certain regulatory milestones. During the second quarter of 2022, as a result of the progression of the PEAK study, the first clinical milestone was achieved, resulting in payment of $2.5 million to Plexxikon in June 2022. As of December 31, 2023, no other milestone payments have been made or are considered probable of occurring.

The Company is also required to pay Plexxikon tiered royalties ranging from a low-single digit percentage to a high-single digit percentage on annual net sales of products. These royalty obligations last on a product-by-product basis and country-by-country basis until the latest of (i) the date on which there is no valid claim of a licensed Plexxikon patent covering a subject product in such country or (ii) the 10th anniversary of the date of the first commercial sale of the product in such country. In addition, if the Company sublicenses the rights under the License Agreement, the Company is required to pay a certain percentage of the sublicense revenue to Plexxikon ranging from mid-double digit percentages to mid-single digit percentages, depending on whether the sublicense is entered into prior to or after certain clinical trial events.

The license agreement will expire on a country-by-country and licensed product-by-licensed product basis until the later of the last to expire of the patents covering such licensed products or services or the 10-year anniversary of the date of first commercial sale of the licensed product in such country. The Company may terminate the license agreement within 30 days after written notice in the event of a material breach. The Company may also terminate the agreement upon written notice in the event of the Company's bankruptcy, liquidation or insolvency. In addition, the Company has the right to terminate this agreement in its entirety at will upon 90 days' advance written notice to Plexxikon.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and its executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements that will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2023 or 2022.

Legal Proceedings

The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

10. Net Loss per Share

Basic and diluted net loss per common share was calculated as follows (*in thousands, except share and per share amounts*):

| | Year Ended December 31, | | |
	2023	2022	2021
Numerator:			
Net loss	$ (192,410)	$ (140,241)	$ (72,273)
Net loss attributable to common stockholders	$ (192,410)	$ (140,241)	$ (72,273)
Denominator:			
Weighted average common shares outstanding, basic and diluted	79,657,942	58,739,713	38,730,813
Net loss per common share, basic and diluted	$ (2.42)	$ (2.39)	$ (1.87)

The Company's potential dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be anti-dilutive and would result in a reduction to net loss per share. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated above because including them would have had an anti-dilutive effect:

| | December 31, | | |
	2023	2022	2021
Stock options to purchase common stock	15,502,746	12,831,771	8,793,626
Performance-based restricted stock units subject to vesting	2,500,000	—	—
Series A Preferred Stock	18,616,250	20,262,500	25,822,250
	36,618,996	33,094,271	34,615,876

In accordance with ASC Topic 260, Earnings Per Share, the outstanding pre-funded warrants are included in the computation of basic and diluted net loss per share because the exercise price is negligible ($0.01 per share) and they are fully vested and exercisable at any time after the original issuance date.

11. Retirement Plan

The Company has a defined-contribution plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The 401(k) Plan allows for discretionary matching contributions of 100% of the first 4% of elective contributions, which vest immediately. Contributions under the plan were approximately $1.2 million, $0.8 million and $0.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

12. Subsequent Events

On February 13, 2024, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") for a private placement (the "Private Placement") with certain institutional and accredited investors (each, a "Purchaser" and collectively, the "Purchasers"). The closing of the Private Placement occurred on February 16, 2024.

Pursuant to the Purchase Agreement, the Purchasers purchased (i) an aggregate of 17,717,997 shares of the Company's common stock, par value $0.001 per share, at a price per share of $7.50, and (ii) 12,280 shares of the Company's Series B Non-Voting Convertible Preferred Stock, par value $0.001 per share (the "Series B Preferred Shares"), at a price per share of $7,500.00, for an gross proceeds of $225 million, after deducting placement fees and offering expenses. Each Series B Preferred Share is convertible into 1,000 shares of common stock. Pursuant to the Purchase Agreement, the Company has agreed to submit to its stockholders the approval of an increase in the authorized shares of common stock at its 2024 annual meeting of stockholders (the "Requisite Stockholder Approval").

On February 14, 2024, the Company filed a Certificate of Designations of Preferences, Rights and Limitations of the Series B Non-Voting Convertible Preferred Stock with the Secretary of State of the State of Delaware (the "Certificate of Designation") in connection with the Private Placement. The Certificate of Designation provides for the issuance of up to 12,280 shares of the Company's Series B Preferred Stock. Following the Requisite Stockholder Approval, each share of Series B Preferred Stock will automatically convert into 1,000 shares of common stock, subject to certain limitations, including that a holder of Series B Preferred Stock is prohibited from converting shares of Series B Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.9%) of the total number of shares of common stock issued and outstanding immediately after giving effect to such conversion.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and President and our Chief Financial Officer (our principal executive officer and principal financial officer, respectively), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the three months ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

None of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the quarter ended December 31, 2023, as such terms are defined under Item 408(a) of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Management and Board of Directors

Biographical and other information regarding our executive officers and directors is set forth below. There are no family relationships among any of our directors or executive officers.

Name	Age as of February 26, 2024	Position(s)
Executive Officers		
Andrew Robbins	48	Chief Executive Officer, President and Director
John Green	43	Chief Financial Officer
Evan Kearns	43	Chief Legal Officer and Corporate Secretary
John Robinson, Ph.D.	50	Chief Scientific Officer
Jessica Sachs, M.D.	49	Chief Medical Officer
Independent Directors		
Chris Cain, Ph.D.[2][4]	40	Director
Karen Ferrante, M.D.[3][4]	66	Director
Peter Harwin[3][4]	38	Independent Chairman and Director
Arlene M. Morris[1][2]	72	Director
Matthew E. Ros[1][3]	57	Director
Todd Shegog[1][2]	59	Director

(1)   Member of the Audit Committee
(2)   Member of the Compensation Committee
(3)   Member of the Nominating & Corporate Governance Committee (the "Nominating Committee")
(4)   Member of the Science & Technology Committee (the "Science Committee")

Our Board is divided into three classes, with members of each class holding office for staggered three-year terms. There are currently two Class I directors, Dr. Ferrante and Mr. Ros, whose terms expire at the 2025 Annual Meeting of Stockholders; three Class II directors, Dr. Cain, Ms. Morris and Mr. Shegog, whose terms expire at the 2026 Annual Meeting of Stockholders; and two Class III directors, Messrs. Robbins and Harwin, whose terms expire at the 2024 Annual Meeting of Stockholders.

The following is a biographical summary of the experience of our executive officers and directors:

Executive Officers

Andrew Robbins. Mr. Robbins has served as our Chief Executive Officer, President, principal executive officer and a member of our Board since October 2020. Prior to joining the Company, Mr. Robbins served as Chief Operating Officer at Array BioPharma Inc., a pharmaceutical company, from March 2015 through its acquisition by Pfizer Inc. (NYSE: PFE), a pharmaceutical company, in July 2019, where he was responsible for sales and marketing, corporate strategy, business development, manufacturing and supply chain, after serving as its Senior Vice President, Commercial Operations from July 2012 to March 2015. From January 2007 to July 2012, Mr. Robbins held management positions at Hospira, Inc., a pharmaceutical and medical device company, including General Manager and Vice President of the U.S. Alternate Site business unit and Vice President of Corporate Development. Prior to Hospira, Mr. Robbins held commercial and leadership positions within Pfizer's oncology unit. Mr. Robbins previously served on the board of directors of Turmeric Acquisition Corporation from 2020 to 2022. Additionally, Mr. Robbins currently serves on the board of directors of Harpoon Therapeutics, Inc. (Nasdaq: HARP). Mr. Robbins holds an M.B.A. from the Kellogg School of Management, Northwestern University and a bachelor's degree from Swarthmore College.

We believe Mr. Robbins is qualified to serve on our Board because of his extensive commercial, development and strategic leadership experience in the pharmaceutical industry.

John Green. Mr. Green has served as our Chief Financial Officer, principal accounting officer and principal financial officer since July 2020. Prior to his promotion, Mr. Green was our Vice President of Finance and Controller from April 2018 to June 2020. Mr. Green brings nearly 20 years of strategic finance and accounting experience to his position, nearly half of which has been in the biotechnology industry for both public and private companies. Prior to joining the Company, Mr. Green served as Principal Accounting Officer at Merrimack Pharmaceuticals, Inc. (Nasdaq: MACK), a biopharmaceutical company, from March 2017 to June 2018. From November 2015 to March 2017, he served as the Controller at Fractyl Laboratories, Inc., a medical technology company. From June 2014 to November 2015, Mr. Green served as Director of Accounting at Dicerna Pharmaceuticals, Inc. (Nasdaq: DRNA), a biopharmaceutical company. Mr. Green is a Chartered Professional Accountant and holds a B.S. in Chemistry and Biology from Acadia University.

Evan Kearns. Mr. Kearns has served as our Chief Legal Officer and Corporate Secretary since May 2021 and is responsible for the Company's legal and compliance functions. Mr. Kearns has over 17 years of experience in and serving the biotechnology industry. Prior to joining the Company, Mr. Kearns served as Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer at Agenus Inc. (Nasdaq: AGEN), a biotechnology company, from July 2018 to April 2021, where he was responsible for corporate and securities law matters, as well as M&A, financing and licensing transactions and corporate governance matters. From December 2017 to July 2018, he served as Vice President, Associate General Counsel at Agenus in a similar capacity. Before joining Agenus, he served as a life sciences corporate associate in the Boston office of Goodwin Proctor LLP, an international law firm. Mr. Kearns received his J.D. from the University of Toledo College of Law and his B.A. in Economics from Colby College.

John Robinson, Ph.D. Dr. Robinson has served as our Chief Scientific Officer since April 2021. He has over 20 years of small molecule drug discovery experience. Prior to joining the Company, Dr. Robinson served as Vice President of Medicinal Chemistry at Pfizer Boulder Research and Development, a drug discovery and development center, from July 2019 to March 2021, where he was responsible for leading the medical chemistry small molecule research team. From December 2002 to July 2019, he served in a variety of scientific and leadership positions at Array BioPharma Inc., a biopharmaceutical company, including most recently, as Executive Director and Head of Chemistry. Dr. Robinson received his B.S. in Biochemistry from Indiana University of Pennsylvania and his Ph.D. in Synthetic Organic Chemistry from the University of Delaware.

Jessica Sachs, M.D. Dr. Sachs has served as our Chief Medical Officer since June 2019. Prior to assuming this role, she served as our Vice President of Clinical Sciences from April 2017 to June 2019, and she was responsible for the clinical development strategy and medical and translational oversight of the Cogent portfolio. Dr. Sachs has over 20 years of experience in oncology and pediatrics. From 2012 to April 2017, Dr. Sachs served as Senior Medical Director of Clinical Research at Takeda Pharmaceutical Company Limited (NYSE: TAK), a global biopharmaceutical company, where she led multiple clinical programs in oncology and transplantation. From 2010 to 2012, Dr. Sachs was Associate Director at Genzyme Corporation, a biotechnology company, where she was responsible for post-marketing safety surveillance and risk management activities for a variety of oncology products. Dr. Sachs has been a faculty member of the Harvard Medical School since 2007 and is an Assistant in Pediatrics in the Division of Pediatric Hematology/Oncology at the Massachusetts General Hospital. She completed her fellowship in pediatric hematology and oncology at the Dana Farber Cancer Institute and Children's Hospital Boston. Dr. Sachs received her M.D. from Washington University in St. Louis and her B.S. from Duke University.

Non-employee Directors

Chris Cain, Ph.D. Dr. Cain has served as a member of our Board since July 2020 and is a designee of Fairmount Funds Management LLC ("Fairmount"), a healthcare investment firm. Dr. Cain has served as Director of Research at Fairmount since April 2020. From February 2019 to February 2020, Dr. Cain served as Vice President at Samsara BioCapital, a biotherapeutics-focused venture capital fund. Prior to that role, Dr. Cain worked at Apple Tree Partners, a life sciences-focused venture capital fund, from 2016 to January 2019, and at RA Capital Management, an investment management company, before that. Previously, Dr. Cain was a writer and editor at BioCentury Publications. Dr. Cain received his B.A. from the University of California, Santa Barbara and his Ph.D. in Biochemistry and Molecular Biology from the University of California, San Francisco.

We believe Dr. Cain is qualified to serve on our Board because of his extensive leadership, scientific, business and managerial experience in the biotechnology industry.

Karen Ferrante, M.D. Dr. Ferrante has served as a member of our Board since February 2018. Dr. Ferrante is a medical oncologist who served as the Chief Medical Officer and Head of Research and Development of Tokai Pharmaceuticals, Inc (Nasdaq: TKAI), a biopharmaceutical company focused on developing treatments for prostate cancer and other hormonally driven diseases, from April 2014 until August 2016. From 2007 to July 2013, Dr. Ferrante held senior positions at Millennium Pharmaceuticals, Inc. and its parent company, Takeda Pharmaceutical Company Limited (NYSE: TAK), including Chief Medical Officer and subsequently, Oncology Therapeutic Area Head and Cambridge USA Site Head from May 2013 to July 2013. Dr. Ferrante previously held positions of increasing responsibility at Pfizer Global Research and Development and Bristol-Myers Squibb Company (NYSE: BMY). Dr. Ferrante serves on the board of directors of MacroGenics, Inc. (Nasdaq: MGNX). Dr. Ferrante also served as a director of HUTCHMED (China) Limited (Nasdaq: HCM) from 2017 until 2023, Progenics Pharmaceuticals, Inc. from 2014 until its acquisition by Lantheus Holdings, Inc. (Nasdaq: LNTH) in 2020 and Baxalta Inc., a previously publicly-traded global biopharmaceutical company, from 2015 until its acquisition by Shire plc in 2016. She also served as an advisory board member for Kazia Therapeutics Limited (Nasdaq: KZIA) from 2016 until 2022 and Trillium Therapeutics Inc. (Nasdaq: TRIL) from 2020 until its acquisition by Pfizer in November 2021. Dr. Ferrante holds an M.D. from Georgetown University and a B.S. in Chemistry and Biology from Providence College.

We believe Dr. Ferrante is qualified to serve on our Board because of her extensive leadership, scientific, business and managerial experience in the biotechnology industry and her experience and expertise serving as a member of the board of directors of several biotechnology companies.

Peter Harwin. Mr. Harwin has served as a member of our Board since July 2020 and is a designee of Fairmount. Mr. Harwin is a managing member at Fairmount, a healthcare investment firm he co-founded in April 2016. Prior to Fairmount, Mr. Harwin served as a member of the investment team at Boxer Capital, LLC, part of the Tavistock Group, based in San Diego. Mr. Harwin also serves on the board of directors of Viridian Therapeutics, Inc. (Nasdaq: VRDN), Apogee Therapeutics, Inc. (Nasdaq: APGE), Spyre Therapeutics, Inc. (Nasdaq: SYRE), and Paragon Therapeutics, Inc. Mr. Harwin received his Bachelor of Business Administration. from Emory University.

We believe Mr. Harwin is qualified to serve on our Board because of his extensive leadership, executive, managerial and board experience within pharmaceutical and biotechnology industries.

Arlene M. Morris. Ms. Morris has served as a member of our Board since July 2019. Ms. Morris has served as Chief Executive Officer of Willow Advisors, a consultancy advising biotech companies on financing, strategy and business development, since 2015. Previously, she spent over a decade leading public biotechnology companies. From 2012 to 2015, Ms. Morris served as Chief Executive Officer of Syndax Pharmaceuticals Inc. (Nasdaq: SNDX), a biopharmaceutical company focused on the development and commercialization of an epigenetic therapy for treatment-resistant cancers. Prior to this, she served as President and Chief Executive Officer of Affymax Inc. (OTCMKTS: AFFY), a biotechnology company, where she led the company through the development of peginesatide (Omontys®). She spent 15 years at Johnson & Johnson (NYSE: JNJ), a pharmaceutical company, in marketing, sales and senior level business development positions. Ms. Morris served on the board of directors of Viveve Medical, Inc. (OTCMKTS: VIVE) from 2016 to 2022, Dimension Therapeutics, Inc. (Nasdaq: DMTX) from 2015 to 2018 and Neovacs, SA (Euronext: ALNEV) from 2011 to 2020. She was also a director of Biodel Inc., a publicly traded specialty pharmaceutical company, from 2015 until its merger with Albireo Limited in 2016. Ms. Morris is currently a member of the board of directors of Palatin Technologies, Inc. (NYSE: PTN), Viridian Therapeutics, Inc. (Nasdaq: VRDN), TC BioPharm (Holdings) PLC (Nasdaq: TCBP) and the Charleston Animal Society. Ms. Morris received her B.A. in Biology and Chemistry from Carlow College.

We believe Ms. Morris is qualified to serve on our Board because of her extensive leadership, executive, managerial and board experience within pharmaceutical and biotechnology industries.

Matthew E. Ros. Mr. Ros has served as a member of our Board since July 2019. Mr. Ros has more than 30 years of experience in global pharmaceutical and early-stage biotechnology companies, building and leading teams across sales, marketing, franchise strategy and business operations. Most recently, Mr. Ros served as Chief Executive Officer and Director of Fore Biotherapeutics Inc., a clinical-stage precision oncology company from April 2022 to August 2023. Mr. Ros previously served as Chief Strategy and Business Officer of Epizyme, Inc. (Nasdaq: EPZM), a biopharmaceutical company, from September 2018 to October 2021. He served as Chief Operating Officer of Epizyme from May 2016 to September 2018. Prior to joining Epizyme, from September 2010 to May 2016, Mr. Ros served in increasing levels of responsibility at Sanofi S.A. (Nasdaq: SNY), a multinational pharmaceutical company, most recently as Chief Operating Officer/Global Head of the Oncology business unit from December 2014 to May 2016. Prior to that role, Mr. Ros served in the rare disease business of Genzyme Corporation, a Sanofi company, where he served as Vice President and Franchise Head of its Pompe disease unit from September 2012 to December 2014, and also served as the Associate Vice President and Iniparib Global Brand Leader in Sanofi's Oncology business unit from September 2010 to September 2012. From October 2007 to June 2010, Mr. Ros served at ARIAD Pharmaceuticals, Inc., a global oncology company, most recently as Senior Vice President, Commercial Operations. He started his pharmaceutical career in Bristol-Myers Squibb's Oncology Division, serving in roles with increasing responsibility from 1990 to 2007. He received a B.S. from the State University of New York, College at Plattsburgh and completed the Executive Education Program in Finance and Accounting for the Non-Financial Manager at Wharton School of the University of Pennsylvania.

We believe Mr. Ros is qualified to serve on our Board because of his extensive leadership, executive, managerial and business experience with life sciences companies.

Todd Shegog. Mr. Shegog has served as a member of our Board since February 2021. Mr. Shegog has more than 25 years of financial, operations, corporate strategy and compliance expertise in the biotechnology and pharmaceutical industries. He served as Senior Vice President and Chief Financial Officer of Forma Therapeutics, Inc. (Nasdaq: FMTX), a clinical-stage biopharmaceutical company, from September 2019 through its acquisition by Nova Nordisk in October 2022. Prior to Forma Therapeutics, Mr. Shegog served as Chief Financial Officer of Synlogic, Inc. (Nasdaq: SYBX), a clinical-stage biopharmaceutical company, where he directed the company's financial strategy and management as well as facilities and information systems from September 2016 to September 2019. From April 2014 to August 2016, Mr. Shegog served as Senior Vice President and Chief Financial Officer at Forum Pharmaceuticals, Inc., an early-stage biopharmaceutical company, where he was responsible for finance, operations and information systems during their pursuit of innovative therapies for schizophrenia and Alzheimer's disease. He also served as the Chief Financial Officer of Millennium Pharmaceuticals, Inc., now Takeda Oncology, where he was responsible for management of the company's financial resources, corporate planning, financial reporting and compliance from 1998 to 2014. Mr. Shegog earned a B.S. in Electrical Engineering from Lafayette College and an M.B.A. from the Tepper School of Management at Carnegie Mellon University.

We believe Mr. Shegog is qualified to serve on our Board because of his financial expertise, extensive leadership, executive, managerial and business experience with life sciences companies.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the corporate governance section of our website, which is located at https://investors.cogentbio.com/corporate-governance. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by applicable rules.

Audit Committee and Audit Committee Financial Expert

We have a separately-designated standing Audit Committee. The members of our Audit Committee are Ms. Morris, and Messrs. Ros and Shegog (Chair), each of whom qualifies as an "independent" director for audit committee purposes, as defined under Nasdaq listing rules and the rules and regulations established by the SEC. Mr. Shegog qualifies as an "audit committee financial expert," as that term is defined under the rules and regulations established by the SEC, and all members of the Audit Committee are "financially literate" under Nasdaq listing rules.

ITEM 11. EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

Our named executive officers ("NEOs") for 2023, which consist of our principal executive officer and the next two most highly compensated executive officers, are:

- Andrew Robbins, our Chief Executive Officer;

- Jessica Sachs, M.D., our Chief Medical Officer; and

- John Robinson, Ph.D., our Chief Scientific Officer.

2023 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our NEOs for 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Andrew Robbins	2023	656,098	393,659	4,962,615	1,873,200	13,200	7,898,772
Chief Executive Officer	2022	624,283	344,920	3,409,773	-	12,200	4,391,176
Jessica Sachs, M.D.	2023	507,150	253,575	1,512,416	713,600	13,200	2,999,941
Chief Medical Officer	2022	482,558	177,744	1,235,425	-	12,200	1,907,927
John Robinson, Ph.D.	2023	491,130	245,565	1,512,416	713,600	13,200	2,975,911
Chief Scientific Officer	2022	454,178	167,348	1,235,425	-	12,200	1,869,151

(1)   Amounts reflect the grant-date fair value of option awards granted in 2023 and 2022 in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("ASC Topic 718") disregarding the effect of any estimated forfeitures related to service-vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 7 to the financial statements in this Annual Report on Form 10-K. These amounts do not correspond to the actual value that may be recognized by the executives upon exercise of the options.

(2)   Amounts reflect the grant-date fair value of performance-based restricted stock units ("PSUs") granted in 2023 in accordance with ASC Topic 718. For information regarding assumptions underlying the valuation of equity awards, see Note 7 to the financial statements in this Annual Report on Form 10-K and the narrative discussion below. These amounts do not correspond to the actual value that may be recognized by the executives upon vesting of the awards. The value of the PSU awards granted in 2023, assuming achievement of the maximum performance level of 200%, would have been: Mr. Robbins, $7,463,400; Dr. Sachs, $2,843,200; and Dr. Robinson, $2,843,200.

(3)   Represents the value of 401(k) contributions made by the Company.

Narrative to Summary Compensation Table

Our Board and Compensation Committee review compensation practices and philosophy annually for all employees, including our executives. In setting executive base salaries and bonuses and granting equity incentive awards, they consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short-and long-term results that are in the best interests of our stockholders and our desire to incentivize a long-term commitment to our Company. We generally target the 50th percentile of our peer group, based on independent third-party benchmark analytics to inform the mix of compensation of base salary, bonus and long-term incentives.

Our Compensation Committee is responsible for approving all executive compensation matters, and in the case of our CEO, recommends to the Board for approval, as appropriate. Our Compensation Committee typically reviews and discusses management's proposed compensation with the CEO for all executives other than the CEO. Based on those discussions and its discretion, taking into account the factors noted above, the Compensation Committee then determines the compensation for each executive officer, and in the case of the CEO, recommends to the Board for approval, as appropriate. In 2023, the Compensation Committee retained the services of Compensia as its external compensation consultant and the Board and the Compensation Committee considered Compensia's input on certain compensation matters as they deemed appropriate.

Annual base salary. Each named executive officer's base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our Board taking into account each individual's role, responsibilities, skills and experience. Base salaries for our named executive officers are reviewed annually by our Compensation Committee, typically in connection with our annual performance review process, and adjusted from time to time, based on the recommendation of the Compensation Committee, to realign salaries with market levels after taking into account individual responsibilities, performance and experiences.

Cash bonus. Our Board or Compensation Committee may approve annual bonuses for our named executive officers based on Company performance as compared to the goals and objectives established by the Board at the beginning of each year or as otherwise determined appropriate. Cash bonuses for the 2023 performance year were funded at 125% of target based on achievement of nearly all target and stretch goals in 2023. This was particularly driven by strong, accelerated enrollment across all three of the Company's bezuclastinib clinical trials and the associated presentation of clinical data, as well as the Company's strong cash position and the progress of the Cogent Research Team.

Long-term equity incentives. Our equity grant program is intended to align the interests of our named executive officers with those of our stockholders and to motivate them to make important contributions to our performance. We generally grant annual equity awards in the first quarter of each year. In February 2023, the Compensation Committee noted that our named executive officers' existing long-term equity incentives were close to the 25th percentile of our peer group. After reviewing the Company's performance in 2022 and the fact that the Company's stock price performance over the course of the year was the highest in its peer group, the Compensation Committee decided to target long-term equity grants for the year above the 50th percentile, in the form of two separate awards: an annual stock option grant and a one-time grant of PSUs. In February 2023, we made grants of stock options to each of our named executive officers at the 50th percentile of our peer group. At the same time, the Board approved one-time grants to our named executive officers in the aggregate of up to 1,480,000 PSUs under our Amended and Restated 2018 Stock Option and Incentive Plan (the "2018 Plan"), which grants were subject to forfeiture in the event that the Company's stockholders did not approve the amendment and restatement of the 2018 Plan at our 2023 Annual Meeting of Stockholders. On June 7, 2023, stockholders approved the amendment and restatement of the 2018 Plan and a grant date was established for accounting purposes for these PSUs in accordance with ASC Topic 718. Our named executive officers can earn between 0% and 200% of the target amount of their PSU award based on achievement of specified stock price hurdles and/or research and development milestones over a three-year performance period ending in February 2026. Any PSUs earned during the performance period will vest, if at all, in a single tranche in February 2026 subject to continued employment. The PSUs were considered a one-time award as part of an incentive and retention program for the Company's senior leadership team through an important three-year period, and the Board believes that the PSU program is closely aligned with stockholder interests given that the vast majority of the program is directly tied to significant stock price appreciation. The grant date fair values of these equity awards are set forth in the "2023 Summary Compensation Table" above and the number of shares underlying such awards and the vesting terms of such awards are set forth in the "Outstanding Equity Awards at 2023 Fiscal Year End Table" below.

Outstanding Equity Awards at 2023 Fiscal Year End Table

The following table sets forth information regarding outstanding equity awards at the end of 2023 for each of our NEOs.

Name	Grant Date	Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Andrew Robbins	10/23/2020	1,472,979	387,626[1]	11.16	10/22/2030	-	-
	12/07/2020	342,520	114,173[1]	12.76	12/06/2030	-	-
	02/10/2021	223,267	91,933[2]	10.17	02/09/2031	-	-
	01/25/2022	330,625	359,375[2]	7.60	01/24/2032	-	-
	02/13/2023	109,375	415,625[2]	13.63	02/12/2033	-	-
	06/07/2023	-	-	-	-	420,000[3]	2,469,600[4]
Jessica Sachs, M.D.	05/07/2020	99,472	-	1.67	05/06/2030	-	-
	02/01/2021	283,333	116,667[1]	9.10	01/31/2031	-	-
	02/10/2021	89,604	36,896[2]	10.17	02/09/2031	-	-
	01/25/2022	119,792	130,208[2]	7.60	01/24/2032	-	-
	02/13/2023	33,333	126,667[2]	13.63	02/12/2033	-	-
	06/07/2023	-	-	-	-	160,000[3]	940,800[4]
John Robinson, Ph.D.	3/31/2021	343,750	156,250[1]	8.78	03/30/2031	-	-
	01/25/2022	119,792	130,208[2]	7.60	01/24/2032	-	-
	02/13/2023	33,333	126,667[2]	13.63	02/12/2033	-	-
	06/07/2023	-	-	-	-	160,000[3]	940,800[4]

(1) Stock options vest over four years, with 25% of the shares vesting on the first anniversary of the grant date, and the remaining shares vesting in 36 equal monthly installments thereafter, subject to continuous service with us.

(2) Stock options vest in equal monthly installments over a four-year period, subject to continuous service with us.

(3) Represent the achievement of the target amount of each PSU award based on achievement of the specified stock price hurdles and/or research and development milestones over a three-year performance period ending February 2026. Any PSUs earned during the performance period will vest, if at all, in a single tranche in February 2026, subject to continuous service with us.

(4) The market value of unvested shares is calculated by multiplying the number of unvested target shares by the closing market price of our common stock on Nasdaq on December 29, 2023, the last trading day of the year, which was $5.88 per share.

Employment Arrangements with our Named Executive Officers

We have entered into employment agreements with each of our named executive officers. Each of our named executive officers is employed at will.

Andrew Robbins. Mr. Robbins's employment agreement provides for "at will" employment. Pursuant to the terms of his employment agreement, Mr. Robbins is entitled to an annual base salary, which was set at $656,098 for 2023. Mr. Robbins was also eligible for annual incentive compensation targeted at 60% of his base salary in 2023. Mr. Robbins is eligible to participate in the employee benefit plans generally available to full-time employees, subject to the terms of those plans. Pursuant to the terms of his employment agreement, if Mr. Robbins's employment is terminated by the Company without cause (as defined in his employment agreement) or by Mr. Robbins for good reason (as defined in his employment agreement), Mr. Robbins will receive any base salary through the date of termination, unpaid expense reimbursements, unused vacation accrued through the date of termination and any vested benefits under any employee benefit plan through the date of termination. Additionally, subject to Mr. Robbins's execution of a release of potential claims against the Company, Mr. Robbins will be entitled to receive: (i) a lump sum in cash in an amount equal to 12 months of base salary, (ii) a monthly cash payment for 12 months for medical and dental benefits or Mr. Robbins's COBRA health continuation period, whichever ends earlier, (iii) a lump sum in cash in an amount equal to 100% of Mr. Robbins's target bonus for the then-current year and (iv) acceleration of vesting on any time-based options in which Mr. Robbins would have vested if he had remained employed for an additional 12 months. However, in the event that Mr. Robbins's employment is terminated by the Company without cause, or Mr. Robbins terminates his employment with the Company for good reason, in either case for a period of 90 days prior to or 12 months following the occurrence of a change in control (as defined in his employment agreement), in lieu of the severance payments and benefits described in the preceding sentence and subject to Mr. Robbins's execution of a release of potential claims against the Company, Mr. Robbins will be entitled to receive: (i) a lump sum in cash in an amount equal to 18 months of base salary, (ii) a lump sum in cash in an amount equal to 150% of Mr. Robbins's target bonus for the then-current year, (iii) a monthly cash payment for 18 months for medical and dental benefits or Mr. Robbins's COBRA health continuation period, whichever ends earlier and (iv) acceleration of vesting on any options.

Jessica Sachs, M.D. Dr. Sachs's employment agreement provides for "at will" employment. Pursuant to the terms of her employment agreement, Dr. Sachs is entitled to an annual base salary, which was set at $507,150 for 2023. Dr. Sachs was also eligible for annual incentive compensation targeted at 40% of her base salary in 2023. Dr. Sachs is eligible to participate in the employee benefit plans generally available to full-time employees, subject to the terms of those plans. Pursuant to the terms of her employment agreement, if Dr. Sachs's employment is terminated by us without cause (as defined in her employment agreement) or by Dr. Sachs for good reason (as defined in her employment agreement), Dr. Sachs will receive any base salary through the date of termination, unpaid expense reimbursements, unused vacation accrued through the date of termination and any vested benefits under any employee benefit plan through the date of termination. Additionally, subject to Dr. Sachs's execution of a release of potential claims against us, Dr. Sachs will be entitled to receive: (i) a lump sum in cash in an amount equal to 12 months of base salary, (ii) a monthly cash payment for nine months for medical and dental benefits or Dr. Sachs's COBRA health continuation period, whichever ends earlier, (iii) a lump sum in cash in an amount equal to Dr. Sachs' target bonus for the then-current year pro-rated based on the portion of the year that Dr. Sachs was employed, and (iv) acceleration of vesting on any time-based equity awards in which Dr. Sachs would have vested if she had remained employed for an additional nine months. However, in the event that Dr. Sachs's employment is terminated by us without cause, or Dr. Sachs terminates her employment with us for good reason, in either case within 12 months following the occurrence of a change in control (as defined in her employment agreement), in lieu of the severance payments and benefits described in the preceding sentence and subject to Dr. Sachs's execution of a release of potential claims against us, Dr. Sachs will be entitled to receive: (i) a lump sum in cash in an amount equal to 12 months of base salary, (ii) a lump sum in cash in an amount equal to 100% of Dr. Sachs's target bonus for the then-current year, (iii) a monthly cash payment for 12 months for medical and dental benefits or Dr. Sachs's COBRA health continuation period, whichever ends earlier and (iv) acceleration of vesting on all equity awards.

John Robinson, Ph.D. Dr. Robinson's employment agreement provides for "at will" employment. Pursuant to the terms of his employment agreement, Dr. Robinson is entitled to an annual base salary, which was set at $491,130 for 2023. Dr. Robinson was also eligible for annual incentive compensation targeted at 40% of his base salary in 2023. Dr. Robinson is eligible to participate in the employee benefit plans generally available to full-time employees, subject to the terms of those plans. Pursuant to the terms of his employment agreement, if Dr. Robinson's employment is terminated by us without cause (as defined in his employment agreement) or by Dr. Robinson for good reason (as defined in his employment agreement), Dr. Robinson will receive any base salary through the date of termination, unpaid expense reimbursements, unused vacation accrued through the date of termination and any vested benefits under any employee benefit plan through the date of termination. Additionally, subject to Dr. Robinson's execution of a release of potential claims against us, Dr. Robinson will be entitled to receive: (i) a lump sum in cash in an amount equal to 12 months of base salary, (ii) a monthly cash payment for nine months for medical and dental benefits or Dr. Robinson's COBRA health continuation period, whichever ends earlier, (iii) a lump sum in cash in an amount equal to Dr. Robinson's target bonus for the then-current year pro-rated based on the portion of the year that Dr. Robinson was employed, and (iv) acceleration of vesting on any time-based equity awards in which Dr. Robinson would have vested if he had remained employed for an additional nine months. However, in the event that Dr. Robinson's employment is terminated by us without cause, or Dr. Robinson terminates his employment with us for good reason, in either case within 12 months following the occurrence of a change in control (as defined in his employment agreement), in lieu of the severance payments and benefits described in the preceding sentence and subject to Dr. Robinson's execution of a release of potential claims against us, Dr. Robinson will be entitled to receive: (i) a lump sum in cash in an amount equal to 12 months of base salary, (ii) a lump sum in cash in an amount equal to 100% of Dr. Robinson's target bonus for the then-current year, (iii) a monthly cash payment for 12 months for medical and dental benefits or Dr. Robinson's COBRA health continuation period, whichever ends earlier and (iv) acceleration of vesting on all equity awards.

Additional Narrative Disclosure

401(k) Plan. We maintain the Cogent Biosciences, Inc. 401(k) Plan, a tax-qualified retirement plan for our employees. The 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Service Code of 1986, as amended, so that contributions to the 401(k) Plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made. Under the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) Plan. We currently match 100% of an employee's contributions to the 401(k) Plan up to 4% of an employee's compensation.

Health and Welfare Benefits. All of our full-time employees, including our executive officers, are eligible to participate in certain medical, disability and life insurance benefit programs offered by us. We pay the premiums for term life insurance and long-term disability for all of our employees, including our executive officers. We also provide all employees, including executive officers, with a flexible spending account plan, an employee stock purchase plan and paid time off benefits, including vacation, sick time and holidays. We do not sponsor any qualified or non-qualified defined benefit plans for any of our employees or executives.

Other Retirement Benefits. We do not maintain any defined benefit pension plans. In 2021, we adopted a nonqualified deferred compensation plan pursuant to which eligible participants, including our executive officers, may elect to defer a portion of their eligible compensation. None of the NEOs participated in the plan during 2023.

DIRECTOR COMPENSATION

Outside Director Compensation Policy

We adopted a policy for compensating our non-employee directors with a cash retainer for service on the Board and for service on each committee on which the director is a member. The chairman of each committee receives a higher retainer for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment is prorated for any portion of such quarter that the director is not serving on our Board. The Compensation Committee periodically reviews compensation paid to our non-employee directors, considering input from the Compensation Committee's independent compensation consultant, and makes recommendations for adjustments, as appropriate, to the full Board. The Board recently approved changes to the outside director compensation program, as reflected below, in order to maintain compensation levels for our non-employee directors that are at the 50th percentile of our peer companies. The fees payable to non-employee directors for service on the Board and for service on each committee of the Board on which the director was or is a member in 2023 and 2024 are as follows:

		2023 Annual Retainer		2024 Annual Retainer
Board of Directors:				
All non-employee directors	$	40,000	$	45,000
Additional retainer for Non-Executive Chairman of the Board	$	30,000	$	35,000
Audit Committee:				
Chairman	$	15,000	$	20,000
Non-Chairman members	$	7,500	$	10,000
Compensation Committee:				
Chairman	$	13,500	$	15,000
Non-Chairman members	$	6,750	$	7,500
Nominating Committee:				
Chairman	$	10,000	$	10,000
Non-Chairman members	$	5,000	$	5,000
Science Committee:				
Chairman	$	13,500	$	15,000
Non-Chairman members	$	6,750	$	7,500

We also reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending any in-person Board and committee meetings.

Pursuant to our director compensation policy, directors are given the opportunity to elect to receive all or a portion of their retainer and committee fees in the form of an equity award of: (a) unrestricted shares having a grant date fair value equal to the amount (or portion thereof) of such retainer and committee fees or (b) fully vested stock options to purchase common stock based on the Black-Scholes option-pricing model as of the date of grant. Any such election must be made: (i) for any continuing non-employee director, before the start of the calendar year with respect to any cash compensation for such calendar year and (ii) for any new non-employee director, within 30 days of her or his election to the Board. Any such stock options are fully vested upon grant and expire ten years from the date of grant.

In addition, our director compensation policy provides that each new non-employee director elected to our Board receives an initial, one-time stock option grant to purchase 73,400 (increased to 89,400 beginning in 2024) shares of our common stock (the "Initial Award"), which vests in equal monthly installments over three years, subject to continued service as a member of the Board. In addition, each continuing non-employee director, other than a director receiving an Initial Award, receives, at the time of the Company's annual meeting, an annual equity grant of options to purchase 36,700 (increased to 44,700 beginning in 2024) shares of our common stock, which vests in full upon the earlier of the first anniversary of the date of grant or the date of the Company's next annual meeting of stockholders, subject to continued service as a member of the Board through such date. This program is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors' interests with those of our stockholders.

Fiscal Year 2023 Director Compensation Table

The table below shows all compensation paid to or earned in 2023 by our non-employee directors. Executives who serve as directors do not receive any compensation for service as a director. The compensation received by Mr. Robbins for his service to us during 2023 as our Chief Executive Officer is presented in the "2023 Summary Compensation Table" above.

Name	Fees Earned or Paid In Cash ($)[1]	Option Awards ($)[2][3]	Total ($)
Chris Cain, Ph.D.[4]	56,875	284,487	341,362
Karen Ferrante, M.D.	55,878	284,487	340,365
Peter Harwin[4]	80,063	284,487	364,550
Arlene M. Morris	61,000	284,487	345,487
Matthew E. Ros	52,201	284,487	336,688
Todd Shegog	61,313	284,487	345,800

(1) Amounts represent fees earned in cash for services rendered by each member of the Board. Dr. Ferrante and Mr. Ros elected to receive their cash compensation in the form of fully vested options to purchase our common stock.

(2) Amounts shown reflect the grant date fair value of option awards granted during 2023. The grant date fair value was computed in accordance with ASC Topic 718, disregarding the effect of estimated forfeitures related to service-based vesting. See Note 7 to the financial statements in this Annual Report on Form 10-K regarding assumptions we made in determining the fair value of option awards.

(3) As of December 31, 2023, our non-employee directors held outstanding options to purchase the following number of shares of common stock: Dr. Cain – 134,565, Dr. Ferrante – 207,063, Mr. Harwin – 134,565, Ms. Morris – 138,148, Mr. Ros – 195,409 and Mr. Shegog – 127,400.

(4) All or a portion of such director's fees is remitted directly to Fairmount and such director is obligated to turn over to Fairmount any net cash or stock received from the options pursuant to their arrangement with Fairmount. The director disclaims beneficial ownership of the options and underlying shares.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners and Management

The following table presents information regarding beneficial ownership of our common stock as of February 22, 2024 by:

- each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our outstanding common stock;

- each of our directors;

- each of our NEOs; and

- all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares of common stock over which the individual or entity has sole or shared voting power or investment power as well as any shares of common stock that the individual or entity has the right to acquire within 60 days after February 22, 2024. To our knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

The percentage ownership information shown in the column titled "Percentage of Shares Beneficially Owned" in the table below is based on 103,913,396 shares of our common stock outstanding as of February 22, 2024 (plus, as to any particular beneficial owner, any shares as to which such person has the right to acquire beneficial ownership within 60 days thereafter). Due to the conversion limitations on the Series B Preferred Stock, shares of underlying common stock have been excluded from beneficial ownership set forth below. Unless otherwise indicated, the address of each beneficial owner listed in this table is the Company's address set forth on page 1 of this Annual Report on Form 10-K.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:		
Entities affiliated with Fairmount Funds Management LLC[1]	21,579,141	17.9%
Entities affiliated with FMR LLC[2]	10,636,187	10.2%
Entities affiliated with Commodore Capital LP[3]	8,297,086	7.9%
Entities affiliated with Venrock Healthcare Capital Partners II, L.P.[4]	6,891,917	6.5%
Entities affiliated with BlackRock, Inc.[5]	6,755,584	6.5%
Entities affiliated with TCG Crossover Fund I, L.P.[6]	6,214,375	6.0%
Entities affiliated with Kayman Capital Management, L.P.[7]	6,170,766	5.9%
Entities affiliated with Suvretta Capital Management, LLC[8]	5,797,034	5.6%
Entities affiliated with Point72 Asset Management, L.P.[9]	5,243,623	5.0%
Named Executive Officers and Directors:		
Andrew Robbins[10]	2,853,766	3.2%
John Robinson, Ph.D.[10]	575,834	*
Jessica Sachs, M.D.[11]	718,415	*
Chris Cain, Ph.D.[12]	97,865	*
Karen Ferrante, M.D.[10]	173,661	*
Peter Harwin[12]	97,865	*
Arlene M. Morris[10]	101,448	*
Matthew E. Ros[10]	161,760	*
Todd Shegog[10]	90,700	*
All current executive officers and directors as a group (11 persons)[13]	5,897,944	5.4%

* Represents beneficial ownership of less than one percent.

(1) Based on Company records and the Schedule 13D/A filed by Fairmount with the SEC on February 16, 2024. Includes (i) 4,438,790 shares held by Fairmount Healthcare Fund II LP, (ii) 286,851 shares held by Fairmount Healthcare Fund LP

and (iii) 16,853,500 shares issuable upon conversion of 67,414 shares of Series A Preferred Stock. Excludes 1,500,000 shares of common stock issuable upon conversion of 1,500 shares of Series B Preferred Stock due to conversion limitations. Fairmount Healthcare Fund GP LLC is the general partner of Fairmount Healthcare Fund LP and Fairmount Healthcare Fund II GP LLC is the general partner of Fairmount Healthcare Fund II LP. Fairmount is the investment manager of Fairmount Healthcare Fund LP and Fairmount Healthcare Fund II LP. Fairmount, as the investment manager, along with Fairmount Healthcare Fund GP LLC and Fairmount Healthcare Fund II GP LLC, as the general partners, exercise voting and investment power over Fairmount Healthcare Fund LP and Fairmount Healthcare Fund II LP. The address for the entities listed above is 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania 19428.

(2)   Based on Company records and the Schedule 13G filed by FMR LLC ("FMR") with the SEC on February 9, 2024. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.

(3)   Based on Company records and the Schedule 13G/A filed by Commodore Capital LP ("Commodore Capital") with the SEC on February 14, 2024. Consists of (i) 7,691,026 shares and (ii) 606,060 shares underlying a warrant, which is subject to a beneficial ownership limitation of 9.99%. Commodore Capital is the investment manager of Commodore Capital Master LP ("Commodore Master"), and may be deemed to beneficially own the securities held by Commodore Master. Commodore Capital holds shared voting and investment power over these shares. Michael Kramarz and Robert Egen Atkinson are the managing partners of Commodore Capital and exercise investment discretion with respect to the shares. The address for the individuals and entities listed above is 444 Madison Avenue, Floor 35, New York, New York 10022.

(4)   Based on Company records and the Schedule 13G/A filed by Venrock Healthcare Capital Partners II, L.P. with the SEC on February 14, 2024. Includes (i) 650,793 shares owned by Venrock Healthcare Capital Partners II, L.P., (ii) 263,919 shares owned by VHCP Co-Investment Holdings II, LLC, (iii) 2,056,591 shares owned by Venrock Healthcare Capital Partners III, L.P., (iv) 205,807 shares owned by VHCP Co-Investment Holdings III, LLC, (v) 1,952,057 shares owned by Venrock Healthcare Capital Partners EG, L.P., and (vi) 1,762,750 shares issuable upon conversion of 7,051 shares of Series A Preferred Stock. Excludes 555,000 shares of common stock issuable upon conversion of 550 shares of Series B Preferred Stock due to conversion limitations. VHCP Management II, LLC is the general partner of Venrock Healthcare Capital Partners II, L.P. and the manager of VHCP Co-Investment Holdings II, LLC. VHCP Management III, LLC is the general partner of Venrock Healthcare Capital Partners III, L.P. and the manager of VHCP Co-Investment Holdings III, LLC. VHCP Management EG, LLC is the general partner of Venrock Healthcare Capital Partners EG, L.P. Messrs. Nimish Shah and Bong Koh are the voting members of VHCP Management II, LLC and VHCP Management III, LLC. The addresses for the individuals and entities listed above are 7 Bryant Park, 23rd Floor, New York, New York 10018 and 3340 Hillview Avenue, Palo Alto, California 94304.

(5)   Based on the Schedule 13G/A filed by BlackRock, Inc. ("BlackRock") with the SEC on January 26, 2024. The address of BlackRock is 50 Hudson Yards, New York, New York 10001.

(6)   Based on Company records and the Schedule 13G/A filed by TCG Crossover Fund I, L.P. ("TCG Crossover I") with the SEC on February 9, 2024. Excludes 750,000 shares of common stock issuable upon conversion of 750 shares of Series B Preferred Stock due to conversion limitations. TCG Crossover GP I, LLC ("TCG Crossover GP I") is the general partner of TCG Crossover I and may be deemed to have voting, investment and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities. Each of TCG Crossover GP I and Chen Yu disclaim beneficial ownership except to the extent of their pecuniary interest therein. The address for individual and entities listed above is 705 High Street, Palo Alto, California 94301.

(7)   Based on Company records and the Schedule 13G filed by Kynam Capital Management, LP ("Kynam") with the SEC on February 14, 2024. Excludes 350,000 shares of common stock issuable upon conversion of 350 shares of Series B Preferred Stock due to conversion limitations. Kynam Capital Management GP, LLC ("Kynam GP") is the general partner of Kynam. Yue Tang is the managing member of Kynam GP.Kynam, Kynam GP and Yue Tang have shared voting and dispositive power with respect to these securities. The address for individual and entities listed above is 221 Elm Road, Princeton, New Jersey 08540.

(8)   Based on Company records and the Schedule 13G filed by Suvretta Capital Management, LLC ("Suvretta") with the SEC on February 5, 2024. Excludes 350,000 shares of common stock issuable upon conversion of 350 shares of Series B Preferred Stock due to conversion limitations. Suvretta is the investment manager of Averill Master Fund, Ltd. ("Averill Master Fund"). Aaron Cowen a control person of Suvretta and Averill Madison Master Fund, Ltd. Each of Suvretta, Averill Master Fund and Aaron Cowen disclaims beneficial ownership except to the extent of their pecuniary interest therein. The address for Suvretta and Aaron Cowen is 540 Madison Avenue, New York, New York 10022. The address for Averill Master Fund is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(9) Based on the Schedule 13G/A filed by Point72 Asset Management, L.P. ("Point72 Asset Management") with the SEC on February 14, 2024. Consists of 5,191,448 shares held by Point72 Associates, LLC ("Point72 Associates") and 52,175 shares held by an investment fund managed by Cubist Systematic Strategies, LLC ("Cubist Systematic Strategies"). Excludes 1,000,000 shares of common stock issuable upon conversion of 1,000 shares of Series B Preferred Stock due to conversion limitations. Point72 Asset Management maintains investment and voting power with respect to the securities held by Point72 Associates. Point72 Capital Advisors, Inc. ("Point72 Capital Advisors") is the general partner of Point72 Asset Management. Stephen A. Cohen controls each of Point72 Asset Management, Point72 Capital Advisors and Cubist Systematic Strategies. The address for individual and entities listed above is 275 Wyman Street, 3rd Floor, Waltham, Massachusetts 02451.

(10) Consists entirely of shares underlying options exercisable within 60 days of the date of this table.

(11) Includes 1,296 shares and 717,119 shares underlying options exercisable within 60 days of the date of this table.

(12) Consists entirely of shares underlying options exercisable within 60 days of the date of this table that Dr. Cain and Mr. Harwin hold for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). The options were granted to Dr. Cain and Mr. Harwin in connection with their service as members of our Board. Pursuant to their arrangement with Fairmount, each of Dr. Cain and Mr. Harwin is obligated to turn over to Fairmount any net cash or stock received from the options for the benefit of such Fairmount Fund. Each of Dr. Cain and Mr. Harwin disclaims beneficial ownership of the options and underlying shares.

(13) Includes 5,137 shares and 5,892,807 shares underlying options exercisable within 60 days of the date of this table.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2023 with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by stockholders[2]	12,501,891	$ 9.89	4,631,050
Equity compensation plans not approved by stockholders[3]	3,072,005	$ 10.27	677,995
Total	15,573,896	$ 9.97	5,309,045

(1) The weighted-average exercise price does not take into account shares issuable upon vesting of outstanding PSUs, which have no exercise price.

(2) Includes the following plans: our 2018 Plan and our 2018 Employee Stock Purchase Plan (the "ESPP"), including 71,150 shares subject to purchase thereunder during the purchase periods in effect as of December 31, 2023. Excludes 3,444,970 and 125,000 shares that were added to our 2018 Plan and our ESPP, respectively, on January 1, 2024 pursuant to the evergreen provisions thereunder that provide for automatic annual increases on January 1 of each year during the term of the respective plan equal to 4% of our outstanding shares as of the preceding December 31 (or such lesser amount as approved by the Board), in the case of the 2018 Plan, or the lesser of 125,000 shares, 1% of our outstanding shares as of the preceding December 31, or such lesser amount as approved by the Board, in the case of the ESPP.

(3) Includes our 2020 Inducement Plan (the "Inducement Plan"). The Inducement Plan was adopted by the Board in October 2020. A total of 3,750,000 shares of common stock have been reserved for issuance under the Inducement Plan, subject to adjustment for stock dividends, stock splits or other changes in our common stock or capital structure. The purpose of the Inducement Plan is to secure and retain the services of eligible employees, to provide incentives for such eligible employees to exert maximum efforts for the success of the Company and to provide such eligible employees an opportunity to benefit from increases in value of the Company's common stock through the granting of certain stock

awards. The Inducement Plan was approved by our Compensation Committee without stockholder approval pursuant to Nasdaq Listing Rule 5635(c)(4), and is utilized exclusively for the grant of stock awards to individuals who were not previously an employee or non-employee director of the Company (or following a bona fide period of non-employment with the Company) as an inducement material to such individual's entry into employment with the Company, within the meaning of Nasdaq Listing Rule 5635(c)(4). The Inducement Plan is administered by our Compensation Committee. Stock awards under the Inducement Plan may only be granted by: (i) the Compensation Committee, (ii) another committee of the Board composed solely of at least two members of the Board who meet the requirements for independence under the Nasdaq listing rules (the "Independent Directors") or (iii) at the Board level by at least a majority of the Independent Directors (the foregoing subsections (i), (ii) and (iii) are collectively referred to as the "Committee"). The Committee may choose to grant (i) nonstatutory stock options, (ii) stock appreciation rights, (iii) restricted stock awards, (iv) restricted stock unit awards and (v) other stock awards to eligible recipients, with each grant to be evidenced by an award agreement setting forth the terms and conditions of the grant as determined by the Committee in accordance with the terms of the Inducement Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Transactions

The following is a summary of each transaction or series of similar transactions since January 1, 2022, or any currently proposed transaction, to which we were or are a party in which:

- the amount involved exceeds $120,000; and

- any related person (including our directors, executive officers, beneficial owners of more than 5% of our common stock and any affiliates or members of their immediate family) had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled "Executive Compensation" or that were approved by our Compensation Committee.

Beneficial ownership of securities is determined in accordance with the rules of the SEC.

Indemnification. Our Bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our Bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our Bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions. In addition, we have entered into and in the future plan to enter into agreements to indemnify our directors and executive officers. These agreements, among other things, require us to indemnify these individuals for certain expenses (including attorneys' fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person's status as a member of our Board or officer, as applicable, to the maximum extent allowed under Delaware law.

Sublease Agreement. In April 2021, we entered into a sublease agreement with Viridian Therapeutics, Inc. ("Viridian"), which was subsequently amended in November 2021 and April 2022. This provided us with temporary office and laboratory space in Boulder, Colorado while our new office and laboratory space was being constructed. Entities associated with Fairmount beneficially own more than 5% of our capital stock and Viridian's capital stock. Under the terms of the sublease, which expired in June 2022, we paid Viridian an aggregate of $0.2 million in rent payments plus $0.2 million in related taxes and lease operating costs. The lease was negotiated on an arm's-length basis and was a market rate transaction on terms that we believed were no less favorable than would have been reached with an unrelated third party. Although we did not consider this transaction to be material to us, we are disclosing it in accordance with our related person transactions policy described below.

Related Person Transaction Policy

Our Board has adopted a written related person transactions policy providing that transactions with us and any related person (as defined above) must be approved by our Audit Committee. Pursuant to this policy, the Audit Committee has the primary responsibility for reviewing and approving or disapproving "related person transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or is expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. In determining whether to approve any such transaction, the Audit Committee will review and consider:

- the related person's interest in the related person transaction;

- the approximate dollar amount involved in the related person transaction;

- the approximate dollar amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

- whether the transaction was undertaken in the ordinary course of our business;

- whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

- the purpose, and the potential benefits to us, of the related-party transaction; and

- any other information regarding the related-party transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Director Independence

Nasdaq listing rules require a majority of a listed company's board of directors to be comprised of independent directors who, in the opinion of the board of directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Subject to specified exceptions, each member of a listed company's audit, compensation and nominating committees must be independent, and audit and compensation committee members must satisfy additional independence criteria under the Exchange Act.

Our Board undertook a review of its composition and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, our Board has determined that Drs. Cain and Ferrante, Ms. Morris and Messrs. Ros and Shegog qualify as "independent directors" as defined by the Nasdaq listing rules. Mr. Robbins is not an independent director because he is our CEO. In making such determinations, our Board considered the relationships that each such non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director. Our Board also determined that each of the directors currently serving on the Audit Committee and the Compensation Committee satisfy the additional independence criteria applicable to directors on such committees under Nasdaq listing rules and the rules and regulations established by the SEC.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP ("PwC") has served as our independent auditor since 2015. The following table summarizes the audit fees billed and expected to be billed by PwC for the indicated fiscal years and the fees billed by PwC for all other services rendered during the indicated fiscal years. All services associated with such fees were pre-approved by our Audit Committee in accordance with the "Pre-Approval Policies and Procedures" described below.

	Year Ended December 31,	
	2023	2022
Audit Fees[1]	$ 1,295,000	$ 813,000
Audit-Related Fees[2]	-	-
Tax Fees[3]	281,350	134,500
All Other Fees[4]	956	956
Total Fees	1,577,306	948,456

(1)   Consists of aggregate fees for professional services provided in connection with the annual audit of our consolidated financial statements, the review of our quarterly condensed consolidated financial statements and comfort letters, consents and review of documents filed with the SEC.

(2)   Consists of fees for assurance and related services associated with consultations on matters directly related to the audit.

(3)   Consists of fees for tax compliance, advice and tax services.

(4)   Consists of fees for all other services.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services performed by our independent auditor in order to ensure that these services do not impair the auditor's independence. In accordance with these policies and procedures, we will not engage our independent auditor to render audit or non-audit services unless the service is specifically approved in advance by our Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below. The Audit Committee does not delegate its responsibility to approve services performed by the independent registered public accounting firm to any member of management.

From time to time, our Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent auditor during the next 12 months. Any such pre-approval details the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. *Financial Statements*

For a list of the financial statements included herein, see Index to the Financial Statements on page 77 of this Annual Report on Form 10-K, incorporated into this Item by reference.

2.   *Financial Statement Schedules*

Financial statement schedules have been omitted because they are either not required or not applicable or the information is included in the financial statements or the notes thereto.

3.   *Exhibits*

See the Exhibit Index in Item 15(b) below.

(b)   **Exhibit Index.**

Exhibit Number	Description
3.1	Third Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (File No. 333-223414) filed on March 19, 2018)
3.2	Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Form 8-K (File No. 001-38443) filed on October 5, 2020)
3.3	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's on Form 8-K (File No. 001-38443) filed on October 5, 2020)
3.4	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's on Form 8-K (File No. 001-38443) filed on November 9, 2020)
3.5	Certificate of Designations of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Registrant's on Form 8-K (File No. 001-38443) filed on July 6, 2020)
3.6	Certificate of Designations of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K (File No. 001-38443) filed on February 14, 2024)
4.1*	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.2	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K (File No. 001-38443) filed on June 16, 2022)
10.1	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-K (File No. 001-38443) filed on March 15, 2022)
10.2#	Cogent Biosciences, Inc. Amended and Restated 2018 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 001-38443) filed on June 7, 2023)
10.3#	Cogent Biosciences, Inc. 2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-K (File No. 001-38443) filed on March 16, 2021)
10.4#	Amended and Restated Cogent Biosciences, Inc. Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-K (File No. 001-38443) filed on March 15, 2022)
10.5(1)	Securities Purchase Agreement among the Registrant and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's on Form 8-K (File No. 001-38443) filed on July 6, 2020)

10.6	Registration Rights Agreement between the Registrant and the purchasers party thereto (incorporated by reference to Exhibit 10.2 to the Registrant's on Form 8-K (File No. 001-38443) filed on July 6, 2020)
10.7	Contingent Value Rights Agreement dated as of August 6, 2020 among the Registrant, Computershare Inc. and Computershare Trust Company, N.A., (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 001-38443) filed on August 10, 2020)
10.8	License Agreement between KIQ LLC and Plexxikon Inc. dated as of May 27, 2020 (incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-Q/A (File No. 001-38443) filed on October 6, 2020)
10.9	Asset Purchase Agreement dated as of August 28, 2020 among the Registrant, Sotio, LLC and Sotio N.V. (incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-Q (File No. 001-38443) filed on November 9, 2020)
10.10	Sales Agreement, by and between the Company and Guggenheim Securities LLC, dated May 6, 2022 (incorporated by reference to Exhibit 1.2 to the Registrant's Registration Statement on Form S-3 (File No. 333-264773) filed on May 6, 2022)
10.11#	Employment Agreement dated as of October 23, 2020, between Cogent Biosciences, Inc. and Andrew Robbins (incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-Q (File No. 001-38443) filed on November 9, 2020)
10.12#	Cogent Biosciences, Inc. 2020 Inducement Plan and form of option award agreement thereunder (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 001-38443) filed on October 26, 2020)
10.13#	Amended and Restated Employment Agreement entered into on December 24, 2021 by and between Cogent Biosciences, Inc. and John Green (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 001-38443) filed on December 27, 2021)
10.14#	Amended and Restated Employment Agreement entered into on December 24, 2021 by and between Cogent Biosciences, Inc. and Jessica Sachs, MD (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 001-38443) filed on December 27, 2021)
10.15*#	Amended and Restated Employment Agreement entered into on December 20, 2021 by and between Cogent Biosciences, Inc. and John Robinson
10.16*#	Amended and Restated Employment Agreement entered into on December 20, 2021 by and between Cogent Biosciences, Inc. and Evan Kearns
10.17	Lease by and between Cogent Biosciences, Inc. and BCSP Pearl East Property LLC dated July 6, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 001-38443) filed on July 9, 2021)
10.18	Sublease by and between Cogent Biosciences, Inc. and Cimpress USA Incorporated dated March 19, 2022 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q (File No. 001-38443) filed on November 2022)
10.19(1)	Securities Purchase Agreement, dated as of February 13, 2024, by and among Cogent Biosciences, Inc. and each purchaser identified on Annex A thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 001-38443) filed on February 14, 2024)
10.20(1)	Registration Rights Agreement, dated as of February 13, 2024, by and among Cogent Biosciences, Inc. and the purchasers party thereto (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K (File No. 001-38443) filed on February 14, 2024)
21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
31.1*	Certification of Chief Executive Officer of the Registrant Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer of the Registrant Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*†	Certification of Chief Executive Officer of the Registrant Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*†   Certification of Chief Financial Officer of the Registrant Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1*   Incentive Compensation Clawback Policy

101INS*   Inline XBRL Instance Document.

101SCH*   Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Document.

104*   Coverage Page Interative Data File (formatted as inline XRBL with applicable taxonomy extensive information contained in Exhibits 101.)

_____

* Filed herewith.

\# Indicates management contract or compensation plan.

(1)   Schedules and exhibits have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon its request; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

† The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Cogent Biosciences, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2024

COGENT BIOSCIENCES, INC.

By: /s/ Andrew Robbins

Andrew Robbins
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on February 26, 2024:

Signature	Title(s)
/s/ Andrew Robbins Andrew Robbins	Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ John Green John Green	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Chris Cain Chris Cain	Director
/s/ Karen Ferrante Karen Ferrante, M.D.	Director
/s/ Peter Harwin Peter Harwin	Director
/s/ Arlene Morris Arlene Morris	Director
/s/ Matthew Ros Matthew Ros	Director
/s/ Todd Shegog Todd Shegog	Director

Exhibit 4.1

DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the material terms of our capital stock, as well as other material terms of certain provisions of the Delaware General Corporation Law, our third amended and restated certificate of incorporation (as amended from time to time, our "certificate of incorporation"), and our amended and restated bylaws ("bylaws"), both of which have been filed as exhibits to our Annual Report on Form 10-K of which this Exhibit 4.1 is a part, and are incorporated by reference herein. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and our bylaws. We encourage you to read our certificate of incorporation, our bylaws, and the applicable provisions of the Delaware General Corporation Law for more information.

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, 1,000,000 of which are designated as Series A Non-Voting Convertible Preferred Stock (the "Series A Preferred Stock") and 12,280 of which are designated as Series B Non-Voting Convertible Preferred Stock (the "Series B Preferred Stock") and 8,987,720 of which shares of preferred stock are undesignated.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

All outstanding shares of common stock are validly issued, fully paid and nonassessable, and any issued shares of common stock will be validly issued, fully paid and nonassessable.

Series A Non-Voting Convertible Preferred Stock

Holders of Series A Preferred Stock are entitled to receive dividends on shares of Series A Preferred Stock equal to, on an as-if-converted-to-common-stock basis, and in the same form as dividends actually paid on shares of the common stock. Except as otherwise required by law, the Series A Preferred Stock does not have voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, we will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock, (b) alter or amend the certificate of designations of Series A Preferred Stock ("Series A Certificate of Designations"), (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series A Preferred Stock, (d) increase the number of authorized shares of Series A Preferred Stock, (e) prior to the stockholder approval of the Conversion Proposal (which stockholder approval has been received) or at any time while at least 40% of the originally issued Series A Preferred Stock remains issued and outstanding, consummate a

Fundamental Transaction (as defined in the Series A Certificate of Designations) or (f) enter into any agreement with respect to any of the foregoing. The Series A Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company, and are not be redeemable.

Each share of Series A Preferred Stock is convertible into shares of common stock at any time at the option of the holder thereof, into 250 shares of common stock, subject to certain limitations, including that a holder of Series A Preferred Stock is prohibited from converting shares of Series A Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (as established by the holder between 4.9% and 19.9%) of the total number of shares of common stock issued and outstanding immediately after giving effect to such conversion.

As of December 31, 2023, 88,860 shares of Series A Preferred Stock have been converted to common stock and 74,465 shares of Series A Preferred Stock were issued and outstanding.

Series B Non-Voting Convertible Preferred Stock

Holders of Series B Preferred Stock are entitled to receive dividends on shares of Series B Preferred Stock equal to, on an as-if-converted-to-common stock basis, and in the same form as dividends actually paid on shares of the common stock. Except as otherwise required by law, the Series B Preferred Stock does not have voting rights. However, as long as any shares of Series B Preferred Stock are outstanding, we will not, without the affirmative vote of each of the holders of the then outstanding shares of the Series B Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock, (b) alter or amend the certificate of designations of Series B Preferred Stock ("Series B Certificate of Designations"), or (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series B Preferred Stock . The Series B Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

Following an approval by our stockholders of an increase in our authorized shares of common stock at our 2024 annual meeting, each share of Series B Preferred Stock will automatically convert into 1,000 shares of common stock, subject to certain limitations, including that a holder of Series B Preferred Stock is prohibited from converting shares of Series B Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.9%) of the total number of shares of common stock issued and outstanding immediately after giving effect to such conversion.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 8,987,720 additional shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. No shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.

Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law

Certain provisions of the Delaware General Corporation Law and of our certificate of incorporation and our by-laws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

- before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

- at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

- any merger or consolidation involving the corporation and the interested stockholder;

- any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

- subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

- subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

- the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our certificate of incorporation and our bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and our bylaws:

- permit our board of directors to issue up to an additional 9,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate;

- provide that the authorized number of directors may be changed only by resolution adopted by a majority of the board of directors;

- provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66.67% of the voting power of all of our then outstanding common stock;

- divide our board of directors into three classes;

- the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

- require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

- provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder's notice;

- do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

- provide that special meetings of our stockholders may be called only by the chairperson of the board, our chief executive officer, or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exists any vacancies); and

- provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against the us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences, and privileges thereto, would require the affirmative vote of the holders of at least 66.67% of the voting power of all of our then outstanding common stock.

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol "COGT."

Exhibit 10.15

AMENDED AND RESTATED
EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement ("Agreement") is made between Cogent Biosciences, Inc., a Delaware corporation (the "Company"), and John Robinson, PhD (the "Executive") as of December 20, 2021 (the "Effective Date").

WHEREAS, the Company and the Executive are currently parties to that certain Employment Agreement, effective as of March 31, 2021 (the "Prior Agreement");

WHEREAS, pursuant to the Prior Agreement, the Executive is currently employed as the Chief Scientific Officer of the Company; and

WHEREAS, the Company and the Executive now wish to amend and restate the Prior Agreement to set forth the ongoing terms of the Executive's employment, commencing as of the Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. <u>Employment.</u>

    (a)   <u>Term</u>. The term of this Agreement shall commence on the Effective Date and continue until the Date of Termination (as defined herein) (such period shall hereinafter be referred to as the "Term"). No provision of this Agreement shall be construed as altering the "at will" nature of Executive's employment, and the Executive's employment may be terminated at any time for any reason.

    (b)   <u>Position and Duties</u>. During the Term, the Executive shall continue to serve as the Chief Scientific Officer of the Company and shall have such powers and duties as may from time to time be prescribed by the Chairman of the Board of Directors of the Company (the "Board") or the Chief Executive Officer of the Company (the "CEO") provided that such duties are consistent with the Executive's position or other positions that he/she may hold from time to time. The Executive shall devote his/her full working time and efforts to the business and affairs of the Company. Notwithstanding the foregoing, the Executive may serve on other boards of directors, with the approval of the CEO, or engage in religious, charitable or other community activities as long as such services and activities are disclosed to the CEO and do not materially interfere with the Executive's performance of his/her duties to the Company as provided in this Agreement.

2. <u>Compensation and Related Matters.</u>

    (a)   <u>Base Salary</u>. During the Term, the Executive's initial annual base salary shall be $425,000. The Executive's base salary may be re-determined annually by the Board or the Compensation Committee. The base salary in effect at any given time is referred to herein as "Base Salary." The Base Salary shall be payable in a manner that is consistent with the Company's usual payroll practices for senior executives.

    (b)   <u>Incentive Compensation</u>. During the Term, the Executive shall be eligible to receive cash incentive compensation as determined by the Board or the Compensation Committee from time to time. The Executive's target annual incentive compensation shall be 40% of his/her Base Salary. To earn incentive compensation, the Executive must be employed by the Company on the day such incentive compensation is paid.

    (c)   <u>Expenses</u>. The Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by him/her during the Term in performing services hereunder, in accordance with the policies and procedures then in effect and established by the Company for its senior executive officers.

(d)   Other Benefits. During the Term, the Executive shall be eligible to participate in or receive benefits under the Company's employee benefit plans in effect from time to time, subject to the terms of such plans.

(e)   Vacations. During the Term, the Executive shall be subject to the Company's vacation policy as in effect from time to time at the Company. The Executive shall also be entitled to all paid holidays given by the Company to its executives.

(f)   Equity. During the Term, the Executive shall be eligible to receive equity awards under the Company's equity compensation plans in effect from time to time, subject to the terms of such plans and as determined by the Compensation Committee of the Board.

3.   Termination. During the Term, the Executive's employment hereunder may be terminated without any breach of this Agreement under the following circumstances:

(a)   Death. The Executive's employment hereunder shall terminate upon his/her death.

(b)   Disability. The Company may terminate the Executive's employment if he/she is disabled and unable to perform the essential functions of the Executive's then existing position or positions under this Agreement with or without reasonable accommodation for a period of 180 days (which need not be consecutive) in any 12-month period. If any question shall arise as to whether during any period the Executive is disabled so as to be unable to perform the essential functions of the Executive's then existing position or positions with or without reasonable accommodation, the Executive may, and at the request of the Company shall, submit to the Company a certification in reasonable detail by a physician selected by the Company to whom the Executive or the Executive's guardian has no reasonable objection as to whether the Executive is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue. The Executive shall cooperate with any reasonable request of the physician in connection with such certification. If such question shall arise and the Executive shall fail to submit such certification, the Company's determination of such issue shall be binding on the Executive. Nothing in this Section 3(b) shall be construed to waive the Executive's rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 *et seq.* and the Americans with Disabilities Act, 42 U.S.C. §12101 *et seq.*

(c)   Termination by Company for Cause. The Company may terminate the Executive's employment hereunder at any time for Cause. For purposes of this Agreement, "Cause" shall mean: (i) conduct by the Executive constituting an intentional and material act of misconduct in connection with the performance of his/her duties, including, without limitation, misappropriation of funds or property of the Company or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of Company property for personal purposes; (ii) the commission by the Executive of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or any conduct by the Executive that would reasonably be expected to result in material injury or reputational harm to the Company or any of its subsidiaries and affiliates if he/she were retained in his/her position; (iii) continued non-performance by the Executive of his/her duties hereunder (other than by reason of the Executive's physical or mental illness, incapacity or disability) which has continued for more than 30 days following written notice of such non-performance from the CEO; (iv) a breach by the Executive of any of the Continuing Obligations (as defined in Section 7 below) which has continued for more than 30 days following written notice of such breach from the CEO; (v) a material violation by the Executive of the Company's written employment policies which has continued for more than 30 days following written notice of such material violation from the CEO; or (vi) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities in Executive's capacity as an employee of the Company, after being instructed by the Company to cooperate, or the willful destruction of or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

(d)   Termination Without Cause. The Company may terminate the Executive's employment hereunder at any time without Cause. Any termination by the Company of the Executive's employment under this Agreement which does not constitute a termination for Cause under Section 3(c) and does not result from the death or disability of the Executive under Section 3(a) or (b) shall be deemed a termination without Cause.

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(e)   Termination by the Executive. The Executive may terminate his/her employment hereunder at any time for any reason, including but not limited to Good Reason. For purposes of this Agreement, "Good Reason" shall mean that the Executive has complied with the "Good Reason Process" (hereinafter defined) following the occurrence of any of the following events: (i) a material diminution in the Executive's responsibilities, authority or duties, including a change in reporting relationship; (ii) a material diminution in the Executive's Base Salary except for across-the-board salary reductions based on the Company's financial performance similarly affecting all or substantially all senior management employees of the Company; (iii) a change in the geographic location at which the Executive provides services to the Company more than fifty (50) miles away from the current location unless Executive can reasonably perform substantially all of his/her duties remotely with reasonable accommodation; or (iv) the material breach of this Agreement or material violation of the Company's written employment policies by the Company. "Good Reason Process" shall mean that (i) the Executive reasonably determines in good faith that a "Good Reason" condition has occurred; (ii) the Executive notifies the Company in writing of the first occurrence of the Good Reason condition within 60 days of Executive's discovery of such condition; (iii) the Executive cooperates in good faith with the Company's efforts, for a period not less than 30 days following such notice (the "Cure Period"), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) the Executive terminates his/her employment within 60 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred; provided, however, that if the same Good Reason condition occurs again within 12 months thereafter, the Executive shall be entitled to terminate his/her employment hereunder for Good Reason without having to comply with the Good Reason Process again.

(f)   Notice of Termination. Except for termination as specified in Section 3(a), any termination of the Executive's employment by the Company or any such termination by the Executive shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

(g)   Date of Termination. "Date of Termination" shall mean: (i) if the Executive's employment is terminated by his/her death, the date of his/her death; (ii) if the Executive's employment is terminated on account of disability under Section 3(b) or by the Company for Cause under Section 3(c), the date on which Notice of Termination is given; (iii) if the Executive's employment is terminated by the Company under Section 3(d), the date on which a Notice of Termination is given; (iv) if the Executive's employment is terminated by the Executive under Section 3(e) other than for Good Reason, 14 days after the date on which a Notice of Termination is given unless an earlier effective date is provided in such Notice of Termination, and (v) if the Executive's employment is terminated by the Executive under Section 3(e) for Good Reason, the date on which a Notice of Termination is given after the end of the Cure Period. Notwithstanding the foregoing, in the event that the Executive gives a Notice of Termination to the Company, the Company may unilaterally accelerate the Date of Termination and such acceleration shall not result in a termination by the Company for purposes of this Agreement.

4.   Compensation Upon Termination.

(a)   Termination Generally. If the Executive's employment with the Company is terminated for any reason, the Company shall pay or provide to the Executive (or to his/her authorized representative or estate) (i) (A) any Base Salary earned through the Date of Termination and any unpaid expense reimbursements (subject to, and in accordance with, Section 2(c) of this Agreement); (B) and unused vacation that accrued through the Date of Termination; and, (C) if the Date of Termination occurs on or between January 1 and March 14 and provided that the Executive's employment is terminated for any reason other than a termination by the Company for Cause under Section 3(c) or by the Executive without Good Reason under Section 3(e), an amount equal to the Executive's target bonus for the preceding year if annual incentive compensation for the preceding year has not been paid by the Company as of the Date of Termination, all on or before the time required by law but in no event more than 30 days after the Executive's Date of Termination; and (ii) any vested benefits the Executive may have under any employee benefit plan of the Company through the Date of Termination, which vested benefits shall be paid and/or provided in accordance with the terms of such employee benefit plans (collectively, the "Accrued Benefit").

(b)   Termination by the Company Without Cause or by the Executive for Good Reason. During the Term, if the Executive's employment is terminated by the Company without Cause as provided in Section 3(d), or the Executive terminates his/her employment for Good Reason as provided in Section 3(e), then the Company shall pay the Executive his/her Accrued Benefit. In addition, subject to (i) the Executive signing a separation agreement and release in a form and manner satisfactory to the Company, which shall include, without limitation, a general release of claims against the Company and all related persons and entities, a reaffirmation of all of the Executive's Continuing Obligations, and, in the Company's sole discretion, a twelve (12) month post-employment noncompetition agreement, and shall provide that if the Executive breaches any of the Continuing Obligations, all payments by the Company to the Executive pursuant to this Section 4(b) shall immediately cease (the "Separation Agreement and Release"), and (ii) the Separation Agreement and Release becoming irrevocable, all within 60 days after the Date of Termination (or such shorter period as set forth in the Separation Agreement and Release), which shall include a seven (7) business day revocation period:

(i)   the Company shall pay the Executive a lump sum in cash in an amount equal to the sum of (A) twelve (12) months of the Executive's current Base Salary plus (B) an amount equal to the Executive's target bonus for the year in which such termination occurs pro-rated based on the portion of such year that the Executive was employed by the Company; and

(ii)   notwithstanding anything to the contrary in any applicable option agreement or other stock-based award agreement, all time-based stock options and other stock-based awards subject to time-based vesting held by the Executive (including performance grants with a time-based vesting component but only if the applicable performance metric(s) have been achieved prior the Date of Termination) and which would have vested if he/she had remained employed for an additional nine (9) months following the Date of Termination (the "Time-Based Equity Awards") shall immediately accelerate and become fully exercisable or nonforfeitable as of the later of (i) the Date of Termination or (ii) the Effective Date of the Separation Agreement and Release (the "Accelerated Vesting Date"); *provided* that any termination or forfeiture of any shares that may accelerate pursuant this subsection will be delayed until the Effective Date of the Separation Agreement and Release and will only occur if the vesting pursuant to this subsection does not occur due to the absence of the Separation Agreement and Release becoming fully effective within the time period set forth therein. Notwithstanding the foregoing, no additional vesting of the Time-Based Equity Awards shall occur during the period between the Executive's Date of Termination and the Accelerated Vesting Date; and

(iii)   if the Executive was participating in the Company's group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then the Company shall pay to the Executive a monthly cash payment for nine (9) months or the Executive's COBRA health continuation period, whichever ends earlier, in an amount equal to 100% of the Executive's monthly COBRA premiums for himself/herself and his/her eligible dependents; and

(iv)   The amounts payable under this Section 4(b) shall be paid or commence to be paid within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payments shall be paid or commence to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination. Notwithstanding the foregoing, if the Executive breaches any of the provisions contained in Section 7 of this Agreement and fails to cure such breach (if curable) within 30 days following written notice of such breach from the CEO, all payments under this Section 4(b) may be terminated by written notice to Executive.

5.   Change in Control Payment. The provisions of this Section 5 set forth certain terms of an agreement reached between the Executive and the Company regarding the Executive's rights and obligations upon the occurrence of a Change in Control of the Company. These provisions are intended to assure and encourage in advance the Executive's continued attention and dedication to his/her assigned duties and his/her objectivity during the pendency and after the occurrence of any such event. These provisions shall apply in lieu of, and expressly supersede, the provisions of Section 4(b) regarding severance pay and benefits upon a termination of employment, if such termination of employment occurs within 12 months after the occurrence of the first event constituting a Change in Control. These provisions shall terminate and be of no further force or effect beginning 12 months after the occurrence of a Change in Control.

(a)   Change in Control. During the Term, if within 12 months after a Change in Control, the Executive's employment is terminated by the Company without Cause as provided in Section 3(d) or the Executive terminates his/her employment for Good Reason as provided in Section 3(e), then, in addition to the Accrued Benefits, and subject to (i) the signing of the Separation Agreement and Release by the Executive, which shall be defined in the same manner as set forth in Section 4(b), except that it shall provide that if the Executive breaches any of the Continuing Obligations and fails to cure such breach (if curable) within 30 days following written notice of such breach from the CEO, all payments by the Company to the Executive pursuant to this Section 5(a) may be terminated by written notice to Executive, and (ii) the Separation Agreement and Release becoming irrevocable, all within 60 days after the Date of Termination (or such shorter period as set forth in the Separation Agreement and Release):

(i)   the Company shall pay the Executive a lump sum in cash in an amount equal to the sum of (A) twelve (12) months of the Executive's current Base Salary (or the Executive's Base Salary in effect immediately prior to the Change in Control, if higher) plus (B) 100% percent of the Executive's target bonus for the then- current year (the "Change in Control Payment"); and

(ii)   notwithstanding anything to the contrary in any applicable option agreement or other stock-based award agreement, all stock options and other stock-based awards held by the Executive (including performance grants with a time-based vesting component but only if the applicable performance metric(s) have been achieved prior the Date of Termination) shall immediately accelerate and become fully exercisable or nonforfeitable as of the Accelerated Vesting Date; *provided* that any termination or forfeiture of any shares that may accelerate pursuant to this subsection will be delayed until the Effective Date of the Separation Agreement and Release and will only occur if the vesting pursuant to this subsection does not occur due to the absence of the Separation Agreement and Release becoming fully effective within the time period set forth therein; and

(iii)   if the Executive was participating in the Company's group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then the Company shall pay to the Executive a monthly cash payment for twelve (12) months or the Executive's COBRA health continuation period, whichever ends earlier, in an amount equal to 100% of the Executive's monthly COBRA premiums for himself/herself and his/her eligible dependents; and

(iv)   The amounts payable under this Section 5(a) shall be paid or commence to be paid within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payments shall be paid or commence to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination.

(b)   Additional Limitation.

(i)   Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Code and the applicable regulations thereunder (the "Aggregate Payments"), would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced to the extent necessary so that no portion of the Aggregate Payments would be subject to the excise tax. In such event, the Aggregate Payments shall be reduced in the following order: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non-cash forms of benefits. To the extent any payment is to be made over time (e.g., in installments, etc.), then the payments shall be reduced in reverse chronological order.

(ii)   The determination of the reduction provided in Section 5(b)(i) shall be made by a nationally recognized accounting firm selected by the Company (the "Accounting Firm"), which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Executive. Any determination by the Accounting Firm shall be binding upon the Company and the Executive.

(c)   Definitions. For purposes of this Section 5, the following terms shall have the following meanings:

"Change in Control" shall mean any of the following:

(i)   any "person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Act") (other than the Company, any of its subsidiaries, or any trustee, fiduciary or other person or entity holding securities under any employee benefit plan or trust of the Company or any of its subsidiaries), together with all "affiliates" and "associates" (as such terms are defined in Rule 12b-2 under the Act) of such person, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing 50 percent or more of the combined voting power of the Company's then outstanding securities having the right to vote in an election of the Board ("Voting Securities") (in such case other than as a result of an acquisition of securities directly from the Company); or

(ii)   the date a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; or

(iii)   the consummation of (A) any consolidation or merger of the Company where the stockholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, shares representing in the aggregate more than 50 percent of the voting shares of the Company issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), or (B) any sale or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company.

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to have occurred for purposes of the foregoing clause (i) solely as the result of an acquisition of securities by the Company which, by reducing the number of shares of Voting Securities outstanding, increases the proportionate number of Voting Securities beneficially owned by any person to 50 percent or more of the combined voting power of all of the then outstanding Voting Securities; provided, however, that if any person referred to in this sentence shall thereafter become the beneficial owner of any additional shares of Voting Securities (other than pursuant to a stock split, stock dividend, or similar transaction or as a result of an acquisition of securities directly from the Company) and immediately thereafter beneficially owns 50 percent or more of the combined voting power of all of the then outstanding Voting Securities, then a "Change in Control" shall be deemed to have occurred for purposes of the foregoing clause (i).

6.   Section 409A.

(a)   Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive's separation from service within the meaning of Section 409A of the Code, the Company determines that the Executive is a "specified employee" within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement or otherwise on account of the Executive's separation from service would be considered deferred compensation otherwise subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six (6) months and one (1) day after the Executive's separation from service, or (B) the Executive's death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule.

(b)   All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by the Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses). Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(c)   To the extent that any payment or benefit described in this Agreement constitutes "non-qualified deferred compensation" under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Executive's termination of employment, then such payments or benefits shall be payable only upon the Executive's "separation from service." The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).

(d)   The parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. Each payment pursuant to this Agreement or the Restrictive Covenants Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(e)   The Company makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

7.   Continuing Obligations.

(a)   Restrictive Covenants Agreement. As a condition of the Executive's continued employment, the Executive is required to remain a party to the Employee Confidentiality, Non-Solicitation and Inventions Agreement that the Executive and the Company previously entered into in connection with the Prior Agreement (the "Restrictive Covenants Agreement"). For purposes of this Agreement, the obligations in this Section 7 and those that arise in the Restrictive Covenants Agreement and any other agreement relating to confidentiality, assignment of inventions, or other restrictive covenants shall collectively be referred to as the "Continuing Obligations."

(b)   Third-Party Agreements and Rights. The Executive hereby confirms that the Executive is not bound by the terms of any agreement with any previous employer or other party which restricts in any way the Executive's use or disclosure of Company information or the Executive's engagement in the Company's business. The Executive represents to the Company that the Executive's execution of this Agreement, the Executive's employment with the Company and the performance of the Executive's proposed duties for the Company will not violate any obligations the Executive may have to any such previous employer or other party. In the Executive's work for the Company, the Executive will not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive will not bring to the premises of the Company any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

(c)   Litigation and Regulatory Cooperation. During and after the Executive's employment, the Executive shall cooperate fully with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while the Executive was employed by the Company. The Executive's full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after the Executive's employment, the Executive also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Company. The Company shall reimburse the Executive for any reasonable out-of-pocket expenses incurred in connection with the Executive's performance of obligations pursuant to this Section 7(c).

(d)   Injunction. The Executive agrees that it may be difficult to measure any damages caused to the Company which might result from any breach by the Executive of any of his/her Continuing Obligations, and that in any event money damages may be an inadequate remedy for any such breach. Accordingly, subject to Section 8 of this Agreement, the Executive agrees that if the Executive breaches, or proposes to breach, any portion of his/her Continuing Obligations, the Company shall be entitled, in addition to all other remedies that it may have, to seek an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Company.

8.   Arbitration of Disputes. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Executive's employment or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association ("AAA") in Denver, Colorado in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. In the event that any person or entity other than the Executive or the Company may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity's agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 8 shall be specifically enforceable. Notwithstanding the foregoing, this Section 8 shall not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 8.

9.   Consent to Jurisdiction. To the extent that any court action is permitted consistent with or to enforce Section 8 of this Agreement, the parties hereby consent to the jurisdiction of the state and federal courts in Denver, Colorado. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

10.   Integration. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties concerning such subject matter, including the Prior Agreement. Notwithstanding the foregoing, nothing herein shall affect the Executive's accrued rights under the Prior Agreement arising prior to the Effective Date (e.g., payment of earned and unpaid salary or bonus) or the parties' respective rights and obligations under the Restrictive Covenants Agreement.

11.   Withholding. All payments made by the Company to the Executive under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law.

12.   Successor to the Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive's personal representatives, executors, administrators, heirs, distributees, devisees and legatees. In the event of the Executive's death after his/her termination of employment but prior to the completion by the Company of all payments due his/her under this Agreement, the Company shall continue such payments to the Executive's beneficiary designated in writing to the Company prior to his/her death (or to his/her estate, if the Executive fails to make such designation).

13.   Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this

Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

14.   Survival. The provisions of this Agreement shall survive the termination of this Agreement and/or the termination of the Executive's employment to the extent necessary to effectuate the terms contained herein.

15.   Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

16.   Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Company or, in the case of the Company, at its main offices, attention of the Board.

17.   Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company.

18.   Governing Law. This Agreement shall be governed in all respects by the laws of the State of Colorado, without giving effect to conflict-of-laws principles.

19.   Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

20.   Successor to Company. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement to the same extent that the Company would be required to perform it if no succession had taken place. Failure of the Company to obtain an assumption of this Agreement at or prior to the effectiveness of any succession shall be a material breach of this Agreement.

21.   Gender Neutral. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise.

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date and year first above written.

COGENT BIOSCIENCES, INC.

/s/ Erin Schellhammer
Erin Schellhammer
Chief People Officer

/s/ John Robinson, PhD
John Robinson, PhD

Exhibit 10.16

AMENDED AND RESTATED
EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement ("Agreement") is made between Cogent Biosciences, Inc., a Delaware corporation (the "Company"), and Evan D. Kearns (the "Executive") as of December 20, 2021 (the "Effective Date").

WHEREAS, the Company and the Executive are currently parties to that certain Employment Agreement, effective as of May 3, 2021 (the "Prior Agreement");

WHEREAS, pursuant to the Prior Agreement, the Executive is currently employed as the Chief Legal Officer of the Company; and

WHEREAS, the Company and the Executive now wish to amend and restate the Prior Agreement to set forth the ongoing terms of the Executive's employment, commencing as of the Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. <u>Employment</u>.

    (a) <u>Term</u>. The term of this Agreement shall commence on the Effective Date and continue until the Date of Termination (as defined herein) (such period shall hereinafter be referred to as the "Term"). No provision of this Agreement shall be construed as altering the "at will" nature of Executive's employment, and the Executive's employment may be terminated at any time for any reason.

    (b) <u>Position and Duties</u>. During the Term, the Executive shall continue to serve as the Chief Legal Officer of the Company and shall have such powers and duties as may from time to time be prescribed by the Chairman of the Board of Directors of the Company (the "Board") or the Chief Executive Officer of the Company (the "CEO") provided that such duties are consistent with the Executive's position or other positions that he/she may hold from time to time. The Executive shall devote his/her full working time and efforts to the business and affairs of the Company. Notwithstanding the foregoing, the Executive may serve on other boards of directors, with the approval of the CEO, or engage in religious, charitable or other community activities as long as such services and activities are disclosed to the CEO and do not materially interfere with the Executive's performance of his/her duties to the Company as provided in this Agreement.

2. <u>Compensation and Related Matters</u>.

    (a) <u>Base Salary</u>. During the Term, the Executive's initial annual base salary shall be $415,000. The Executive's base salary may be re-determined annually by the Board or the Compensation Committee. The base salary in effect at any given time is referred to herein as "Base Salary." The Base Salary shall be payable in a manner that is consistent with the Company's usual payroll practices for senior executives.

    (b) <u>Incentive Compensation</u>. During the Term, the Executive shall be eligible to receive cash incentive compensation as determined by the Board or the Compensation Committee from time to time. The Executive's target annual incentive compensation shall be 40% of his/her Base Salary. To earn incentive compensation, the Executive must be employed by the Company on the day such incentive compensation is paid.

    (c) <u>Expenses</u>. The Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by him/her during the Term in performing services hereunder, in accordance with the policies and procedures then in effect and established by the Company for its senior executive officers.

(d)   Other Benefits. During the Term, the Executive shall be eligible to participate in or receive benefits under the Company's employee benefit plans in effect from time to time, subject to the terms of such plans.

(e)   Vacations. During the Term, the Executive shall be subject to the Company's vacation policy as in effect from time to time at the Company. The Executive shall also be entitled to all paid holidays given by the Company to its executives.

(f)   Equity. During the Term, the Executive shall be eligible to receive equity awards under the Company's equity compensation plans in effect from time to time, subject to the terms of such plans and as determined by the Compensation Committee of the Board.

3.   Termination. During the Term, the Executive's employment hereunder may be terminated without any breach of this Agreement under the following circumstances:

(a)   Death. The Executive's employment hereunder shall terminate upon his/her death.

(b)   Disability. The Company may terminate the Executive's employment if he/she is disabled and unable to perform the essential functions of the Executive's then existing position or positions under this Agreement with or without reasonable accommodation for a period of 180 days (which need not be consecutive) in any 12-month period. If any question shall arise as to whether during any period the Executive is disabled so as to be unable to perform the essential functions of the Executive's then existing position or positions with or without reasonable accommodation, the Executive may, and at the request of the Company shall, submit to the Company a certification in reasonable detail by a physician selected by the Company to whom the Executive or the Executive's guardian has no reasonable objection as to whether the Executive is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue. The Executive shall cooperate with any reasonable request of the physician in connection with such certification. If such question shall arise and the Executive shall fail to submit such certification, the Company's determination of such issue shall be binding on the Executive. Nothing in this Section 3(b) shall be construed to waive the Executive's rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 *et seq*. and the Americans with Disabilities Act, 42 U.S.C. §12101 *et seq.*

(c)   Termination by Company for Cause. The Company may terminate the Executive's employment hereunder at any time for Cause. For purposes of this Agreement, "Cause" shall mean: (i) conduct by the Executive constituting an intentional and material act of misconduct in connection with the performance of his/her duties, including, without limitation, misappropriation of funds or property of the Company or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of Company property for personal purposes; (ii) the commission by the Executive of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or any conduct by the Executive that would reasonably be expected to result in material injury or reputational harm to the Company or any of its subsidiaries and affiliates if he/she were retained in his/her position; (iii) continued non-performance by the Executive of his/her duties hereunder (other than by reason of the Executive's physical or mental illness, incapacity or disability) which has continued for more than 30 days following written notice of such non-performance from the CEO; (iv) a breach by the Executive of any of the Continuing Obligations (as defined in Section 7 below) which has continued for more than 30 days following written notice of such breach from the CEO; (v) a material violation by the Executive of the Company's written employment policies which has continued for more than 30 days following written notice of such material violation from the CEO; or (vi) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities in Executive's capacity as an employee of the Company, after being instructed by the Company to cooperate, or the willful destruction of or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

(d)   Termination Without Cause. The Company may terminate the Executive's employment hereunder at any time without Cause. Any termination by the Company of the Executive's employment under this Agreement which does not constitute a termination for Cause under Section 3(c) and does not result from the death or disability of the Executive under Section 3(a) or (b) shall be deemed a termination without Cause.

(e)   Termination by the Executive. The Executive may terminate his/her employment hereunder at any time for any reason, including but not limited to Good Reason. For purposes of this Agreement, "Good Reason" shall mean that the Executive has complied with the "Good Reason Process" (hereinafter defined) following the occurrence of any of the following events: (i) a material diminution in the Executive's responsibilities, authority or duties, including a change in reporting relationship; (ii) a material diminution in the Executive's Base Salary except for across-the-board salary reductions based on the Company's financial performance similarly affecting all or substantially all senior management employees of the Company; (iii) a change in the geographic location at which the Executive provides services to the Company more than twenty (20) miles away from the current location unless Executive can reasonably perform substantially all of his/her duties remotely with reasonable accommodation; or (iv) the material breach of this Agreement or material violation of the Company's written employment policies by the Company. "Good Reason Process" shall mean that (i) the Executive reasonably determines in good faith that a "Good Reason" condition has occurred; (ii) the Executive notifies the Company in writing of the first occurrence of the Good Reason condition within 60 days of Executive's discovery of such condition; (iii) the Executive cooperates in good faith with the Company's efforts, for a period not less than 30 days following such notice (the "Cure Period"), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) the Executive terminates his/her employment within 60 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred; provided, however, that if the same Good Reason condition occurs again within 12 months thereafter, the Executive shall be entitled to terminate his/her employment hereunder for Good Reason without having to comply with the Good Reason Process again.

(f)   Notice of Termination. Except for termination as specified in Section 3(a), any termination of the Executive's employment by the Company or any such termination by the Executive shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

(g)   Date of Termination. "Date of Termination" shall mean: (i) if the Executive's employment is terminated by his/her death, the date of his/her death; (ii) if the Executive's employment is terminated on account of disability under Section 3(b) or by the Company for Cause under Section 3(c), the date on which Notice of Termination is given; (iii) if the Executive's employment is terminated by the Company under Section 3(d), the date on which a Notice of Termination is given; (iv) if the Executive's employment is terminated by the Executive under Section 3(e) other than for Good Reason, 14 days after the date on which a Notice of Termination is given unless an earlier effective date is provided in such Notice of Termination, and (v) if the Executive's employment is terminated by the Executive under Section 3(e) for Good Reason, the date on which a Notice of Termination is given after the end of the Cure Period. Notwithstanding the foregoing, in the event that the Executive gives a Notice of Termination to the Company, the Company may unilaterally accelerate the Date of Termination and such acceleration shall not result in a termination by the Company for purposes of this Agreement.

4.   Compensation Upon Termination.

(a)   Termination Generally. If the Executive's employment with the Company is terminated for any reason, the Company shall pay or provide to the Executive (or to his/her authorized representative or estate) (i) (A) any Base Salary earned through the Date of Termination and any unpaid expense reimbursements (subject to, and in accordance with, Section 2(c) of this Agreement); (B) and unused vacation that accrued through the Date of Termination; and, (C) if the Date of Termination occurs on or between January 1 and March 14 and provided that the Executive's employment is terminated for any reason other than a termination by the Company for Cause under Section 3(c) or by the Executive without Good Reason under Section 3(e), an amount equal to the Executive's target bonus for the preceding year if annual incentive compensation for the preceding year has not been paid by the Company as of the Date of Termination, all on or before the time required by law but in no event more than 30 days after the Executive's Date of Termination; and (ii) any vested benefits the Executive may have under any employee benefit plan of the Company through the Date of Termination, which vested benefits shall be paid and/or provided in accordance with the terms of such employee benefit plans (collectively, the "Accrued Benefit").

(b)   Termination by the Company Without Cause or by the Executive for Good Reason. During the Term, if the Executive's employment is terminated by the Company without Cause as provided in Section 3(d), or the Executive terminates his/her employment for Good Reason as provided in Section 3(e), then the Company shall pay the Executive his/her Accrued Benefit. In addition, subject to (i) the Executive signing a separation agreement and release in a form and manner satisfactory to the Company, which shall include, without limitation, a general release of claims against the Company and all related persons and entities, a reaffirmation of all of the Executive's Continuing Obligations, and, in the Company's sole discretion, a twelve (12) month post-employment noncompetition agreement, and shall provide that if the Executive breaches any of the Continuing Obligations, all payments by the Company to the Executive pursuant to this Section 4(b) shall immediately cease (the "Separation Agreement and Release"), and (ii) the Separation Agreement and Release becoming irrevocable, all within 60 days after the Date of Termination (or such shorter period as set forth in the Separation Agreement and Release), which shall include a seven (7) business day revocation period:

(i)   the Company shall pay the Executive a lump sum in cash in an amount equal to the sum of (A) twelve (12) months of the Executive's current Base Salary plus (B) an amount equal to the Executive's target bonus for the year in which such termination occurs pro-rated based on the portion of such year that the Executive was employed by the Company; and

(ii)   notwithstanding anything to the contrary in any applicable option agreement or other stock-based award agreement, all time-based stock options and other stock-based awards subject to time-based vesting held by the Executive (including performance grants with a time-based vesting component but only if the applicable performance metric(s) have been achieved prior the Date of Termination) and which would have vested if he/she had remained employed for an additional nine (9) months following the Date of Termination (the "Time-Based Equity Awards") shall immediately accelerate and become fully exercisable or nonforfeitable as of the later of (i) the Date of Termination or (ii) the Effective Date of the Separation Agreement and Release (the "Accelerated Vesting Date"); *provided* that any termination or forfeiture of any shares that may accelerate pursuant this subsection will be delayed until the Effective Date of the Separation Agreement and Release and will only occur if the vesting pursuant to this subsection does not occur due to the absence of the Separation Agreement and Release becoming fully effective within the time period set forth therein. Notwithstanding the foregoing, no additional vesting of the Time-Based Equity Awards shall occur during the period between the Executive's Date of Termination and the Accelerated Vesting Date; and

(iii)   if the Executive was participating in the Company's group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then the Company shall pay to the Executive a monthly cash payment for nine (9) months or the Executive's COBRA health continuation period, whichever ends earlier, in an amount equal to 100% of the Executive's monthly COBRA premiums for himself/herself and his/her eligible dependents; and

(iv)   The amounts payable under this Section 4(b) shall be paid or commence to be paid within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payments shall be paid or commence to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination. Notwithstanding the foregoing, if the Executive breaches any of the provisions contained in Section 7 of this Agreement and fails to cure such breach (if curable) within 30 days following written notice of such breach from the CEO, all payments under this Section 4(b) may be terminated by written notice to Executive.

5.   Change in Control Payment. The provisions of this Section 5 set forth certain terms of an agreement reached between the Executive and the Company regarding the Executive's rights and obligations upon the occurrence of a Change in Control of the Company. These provisions are intended to assure and encourage in advance the Executive's continued attention and dedication to his/her assigned duties and his/her objectivity during the pendency and after the occurrence of any such event. These provisions shall apply in lieu of, and expressly supersede, the provisions of Section 4(b) regarding severance pay and benefits upon a termination of employment, if such termination of employment occurs within 12 months after the occurrence of the first event constituting a Change in Control. These provisions shall terminate and be of no further force or effect beginning 12 months after the occurrence of a Change in Control.

(a)   Change in Control. During the Term, if within 12 months after a Change in Control, the Executive's employment is terminated by the Company without Cause as provided in Section 3(d) or the Executive terminates his/her employment for Good Reason as provided in Section 3(e), then, in addition to the Accrued Benefits, and subject to (i) the signing of the Separation Agreement and Release by the Executive, which shall be defined in the same manner as set forth in Section 4(b), except that it shall provide that if the Executive breaches any of the Continuing Obligations and fails to cure such breach (if curable) within 30 days following written notice of such breach from the CEO, all payments by the Company to the Executive pursuant to this Section 5(a) may be terminated by written notice to Executive, and (ii) the Separation Agreement and Release becoming irrevocable, all within 60 days after the Date of Termination (or such shorter period as set forth in the Separation Agreement and Release):

(i)   the Company shall pay the Executive a lump sum in cash in an amount equal to the sum of (A) twelve (12) months of the Executive's current Base Salary (or the Executive's Base Salary in effect immediately prior to the Change in Control, if higher) plus (B) 100% percent of the Executive's target bonus for the then- current year (the "Change in Control Payment"); and

(ii)   notwithstanding anything to the contrary in any applicable option agreement or other stock-based award agreement, all stock options and other stock-based awards held by the Executive (including performance grants with a time-based vesting component but only if the applicable performance metric(s) have been achieved prior the Date of Termination) shall immediately accelerate and become fully exercisable or nonforfeitable as of the Accelerated Vesting Date; *provided* that any termination or forfeiture of any shares that may accelerate pursuant to this subsection will be delayed until the Effective Date of the Separation Agreement and Release and will only occur if the vesting pursuant to this subsection does not occur due to the absence of the Separation Agreement and Release becoming fully effective within the time period set forth therein; and

(iii)   if the Executive was participating in the Company's group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then the Company shall pay to the Executive a monthly cash payment for twelve (12) months or the Executive's COBRA health continuation period, whichever ends earlier, in an amount equal to 100% of the Executive's monthly COBRA premiums for himself/herself and his/her eligible dependents; and

(iv)   The amounts payable under this Section 5(a) shall be paid or commence to be paid within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payments shall be paid or commence to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination.

(b)   Additional Limitation.

(i)   Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Code and the applicable regulations thereunder (the "Aggregate Payments"), would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced to the extent necessary so that no portion of the Aggregate Payments would be subject to the excise tax. In such event, the Aggregate Payments shall be reduced in the following order: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non-cash forms of benefits. To the extent any payment is to be made over time (e.g., in installments, etc.), then the payments shall be reduced in reverse chronological order.

(ii)   The determination of the reduction provided in Section 5(b)(i) shall be made by a nationally recognized accounting firm selected by the Company (the "Accounting Firm"), which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Executive. Any determination by the Accounting Firm shall be binding upon the Company and the Executive.

(c)   Definitions. For purposes of this Section 5, the following terms shall have the following meanings:

"Change in Control" shall mean any of the following:

(i)   any "person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Act") (other than the Company, any of its subsidiaries, or any trustee, fiduciary or other person or entity holding securities under any employee benefit plan or trust of the Company or any of its subsidiaries), together with all "affiliates" and "associates" (as such terms are defined in Rule 12b-2 under the Act) of such person, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing 50 percent or more of the combined voting power of the Company's then outstanding securities having the right to vote in an election of the Board ("Voting Securities") (in such case other than as a result of an acquisition of securities directly from the Company); or

(ii)   the date a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; or

(iii)   the consummation of (A) any consolidation or merger of the Company where the stockholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Act), directly or indirectly, shares representing in the aggregate more than 50 percent of the voting shares of the Company issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), or (B) any sale or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company.

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to have occurred for purposes of the foregoing clause (i) solely as the result of an acquisition of securities by the Company which, by reducing the number of shares of Voting Securities outstanding, increases the proportionate number of Voting Securities beneficially owned by any person to 50 percent or more of the combined voting power of all of the then outstanding Voting Securities; provided, however, that if any person referred to in this sentence shall thereafter become the beneficial owner of any additional shares of Voting Securities (other than pursuant to a stock split, stock dividend, or similar transaction or as a result of an acquisition of securities directly from the Company) and immediately thereafter beneficially owns 50 percent or more of the combined voting power of all of the then outstanding Voting Securities, then a "Change in Control" shall be deemed to have occurred for purposes of the foregoing clause (i).

6.   Section 409A.

(a)   Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive's separation from service within the meaning of Section 409A of the Code, the Company determines that the Executive is a "specified employee" within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement or otherwise on account of the Executive's separation from service would be considered deferred compensation otherwise subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six (6) months and one (1) day after the Executive's separation from service, or (B) the Executive's death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule.

(b)   All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by the Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses). Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(c)   To the extent that any payment or benefit described in this Agreement constitutes "non-qualified deferred compensation" under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Executive's termination of employment, then such payments or benefits shall be payable only upon the Executive's "separation from service." The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).

(d)   The parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. Each payment pursuant to this Agreement or the Restrictive Covenants Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.

(e)   The Company makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

7.   Continuing Obligations.

(a)   Restrictive Covenants Agreement. As a condition of the Executive's continued employment, the Executive is required to remain a party to the Employee Confidentiality, Non-Solicitation and Inventions Agreement that the Executive and the Company previously entered into in connection with the Prior Agreement (the "Restrictive Covenants Agreement"). For purposes of this Agreement, the obligations in this Section 7 and those that arise in the Restrictive Covenants Agreement and any other agreement relating to confidentiality, assignment of inventions, or other restrictive covenants shall collectively be referred to as the "Continuing Obligations."

(b)   Third-Party Agreements and Rights. The Executive hereby confirms that the Executive is not bound by the terms of any agreement with any previous employer or other party which restricts in any way the Executive's use or disclosure of Company information or the Executive's engagement in the Company's business. The Executive represents to the Company that the Executive's execution of this Agreement, the Executive's employment with the Company and the performance of the Executive's proposed duties for the Company will not violate any obligations the Executive may have to any such previous employer or other party. In the Executive's work for the Company, the Executive will not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive will not bring to the premises of the Company any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

(c)   Litigation and Regulatory Cooperation. During and after the Executive's employment, the Executive shall cooperate fully with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while the Executive was employed by the Company. The Executive's full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after the Executive's employment, the Executive also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Company. The Company shall reimburse the Executive for any reasonable out-of-pocket expenses incurred in connection with the Executive's performance of obligations pursuant to this Section 7(c).

(d)   Injunction. The Executive agrees that it may be difficult to measure any damages caused to the Company which might result from any breach by the Executive of any of his/her Continuing Obligations, and that in any event money damages may be an inadequate remedy for any such breach. Accordingly, subject to Section 8 of this Agreement, the Executive agrees that if the Executive breaches, or proposes to breach, any portion of his/her Continuing Obligations, the Company shall be entitled, in addition to all other remedies that it may have, to seek an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Company.

8.   Arbitration of Disputes. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Executive's employment or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association ("AAA") in Boston, Massachusetts in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. In the event that any person or entity other than the Executive or the Company may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity's agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 8 shall be specifically enforceable. Notwithstanding the foregoing, this Section 8 shall not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 8.

9.   Consent to Jurisdiction. To the extent that any court action is permitted consistent with or to enforce Section 8 of this Agreement, the parties hereby consent to the jurisdiction of the Superior Court of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

10.   Integration. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties concerning such subject matter, including the Prior Agreement. Notwithstanding the foregoing, nothing herein shall affect the Executive's accrued rights under the Prior Agreement arising prior to the Effective Date (e.g., payment of earned and unpaid salary or bonus) or the parties' respective rights and obligations under the Restrictive Covenants Agreement.

11.   Withholding. All payments made by the Company to the Executive under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law.

12.   Successor to the Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive's personal representatives, executors, administrators, heirs, distributees, devisees and legatees. In the event of the Executive's death after his/her termination of employment but prior to the completion by the Company of all payments due his/her under this Agreement, the Company shall continue such payments to the Executive's beneficiary designated in writing to the Company prior to his/her death (or to his/her estate, if the Executive fails to make such designation).

13.   Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be

declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

14.   Survival. The provisions of this Agreement shall survive the termination of this Agreement and/or the termination of the Executive's employment to the extent necessary to effectuate the terms contained herein.

15.   Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

16.   Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Company or, in the case of the Company, at its main offices, attention of the Board.

17.   Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company.

18.   Governing Law. This is a Massachusetts contract and shall be construed under and be governed in all respects by the laws of the Commonwealth of Massachusetts, without giving effect to conflict-of-laws principles. With respect to any disputes concerning federal law, such disputes shall be determined in accordance with the law as it would be interpreted and applied by the United States Court of Appeals for the First Circuit.

19.   Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

20.   Successor to Company. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement to the same extent that the Company would be required to perform it if no succession had taken place. Failure of the Company to obtain an assumption of this Agreement at or prior to the effectiveness of any succession shall be a material breach of this Agreement.

21.   Gender Neutral. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise.

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date and year first above written.

COGENT BIOSCIENCES, INC.

/s/ Erin Schellhammer
Erin Schellhammer
Chief People Officer

/s/ Evan D. Kearns
Evan D. Kearns

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of our subsidiaries:

Name	State or Other Jurisdiction of Incorporation	Name Under Which Does Business
Mono Inc.	Massachusetts	Mono Inc.
Kiq Bio LLC	Delaware	Kiq Bio LLC

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-273802, 333-270522, 333-263638, 333-258865, 333-254320, 333-249884, 333-224137, 333-237406 and 333-230559) and Form S-3 (Nos. 333-269707, 333-264773, and 333-248971) of Cogent Biosciences, Inc. of our report dated February 26, 2024 relating to the financial statements, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 26, 2024

Exhibit 31.1

CERTIFICATIONS

I, Andrew Robbins, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cogent Biosciences, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2024

By: /s/ Andrew Robbins
_____
Andrew Robbins
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, John Green, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cogent Biosciences, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2024

By: /s/ John Green

John Green

Chief Financial Officer

(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Cogent Biosciences, Inc. (the "Company") for the fiscal year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Andrew Robbins, President and Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 26, 2024   By: /s/ Andrew Robbins
                                                                        Andrew Robbins
                                                                        Chief Executive Officer
                                                                        (Principal Executive Officer)

Exhibit 32.2

1 ECRTI TI ARTF O NP CUP AOR RF S8 P .U.1 . UE1 RTF O S350,

AU ADF NRED NP CUP AOR RF

UE1 RTF O 906 F I RHE UACBAOEU-F XLEY A1 R F I 2002

In connection with the Annual Report on Form 10-K of Cogent Biosciences, Inc. (the "Company") for the fiscal year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, John Green, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 26, 2024   By: /s/ John Green
                                           John Green
                                           Chief Financial Officer
                                           (Principal Financial and Accounting Officer)

Exhibit 97.1

COGENT BIOSCIENCES, INC.

INCENTIVE COMPENSATION CLAWBACK POLICY

Recoupment of Incentive-Based Compensation

It is the policy of Cogent Biosciences, Inc. (the "Company") that, in the event the Company is required to prepare an accounting restatement of the Company's financial statements (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements. This Incentive Compensation Clawback Policy (this "Policy") has been adopted by the Company's Board of Directors (the "Board") effective October 2, 2023 (the "Effective Date"). The Board may amend or change the terms of this Policy at any time for any reason, including as required to comply with any laws, rules, regulations and listing standards that may be applicable to the Company.

Policy Administration and Definitions

This Policy is administered by the Compensation Committee (the "Committee") of the Board and is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Rule 5608 adopted by the Nasdaq Stock Market to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, "Rule 10D-1").

For purposes of this Policy:

- "Covered Executive" means any "executive officer" of the Company as defined under Rule 10D-1.

- "Incentive-Based Compensation" means any compensation granted, earned or vested based in whole or in part on the Company's attainment of a financial reporting measure that was Received by a person (i) on or after the Effective Date and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company's stock price or total shareholder return.

- Incentive-Based Compensation is deemed to be "Received" in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.

- "Recovery Period" means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy and any transition period of less than nine months that is within or immediately following such three fiscal years, all as determined pursuant to Rule 10D-1.

Determination by the Compensation Committee

If the Committee determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company's restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis. The Company will maintain and will provide to The Nasdaq Stock Market documentation of all determinations and actions taken in complying with this Policy. Any determinations made by the Committee under this Policy shall be final and binding on all affected individuals.

Methods of Clawback

The Company may effect any recovery pursuant to this Policy in any manner consistent with applicable law, including by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee determines to be appropriate. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the Nasdaq Stock Market listing rules and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives.

Not Exclusive Remedy

Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company (including, but not limited to, Section 304 of the Sarbanes-Oxley Act of 2002); provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy. The Company shall not indemnify any Covered Executive against the loss of any Incentive-Based Compensation pursuant to this Policy.

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275 Wyman Street, 3rd Floor, Waltham, Massachusetts 02451

NOTICE OF THE 2024 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 5, 2024

To the Stockholders of Cogent Biosciences, Inc.:

Cogent Biosciences, Inc. (the "Company") will hold its 2024 Annual Meeting of Stockholders (the "Annual Meeting") on Wednesday, June 5, 2024, at 9:00 a.m. Eastern Time. The Annual Meeting will be a virtual meeting conducted exclusively online via live audio webcast at *www.virtualshareholdermeeting.com/COGT2024*. The Annual Meeting will be held for the following purposes, as more fully described in the accompanying proxy statement (the "Proxy Statement"):

(1) To elect the two Class III director nominees named in the Proxy Statement to serve until the 2027 Annual Meeting of Stockholders and until their successors are duly elected and qualified;

(2) To ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2024;

(3) To approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers;

(4) To conduct an advisory vote to determine the frequency of future advisory votes on the compensation of the Company's named executive officers;

(5) To approve an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of the Company's common stock from 150,000,000 to 300,000,000; and

(6) To transact any other matters that may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors has fixed April 10, 2024 as the record date. Only stockholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

Instructions for accessing the virtual Annual Meeting are provided in the Proxy Statement. Unless otherwise announced differently at the meeting or on the meeting website, in the event of a technical malfunction or other situation that the meeting chair determines may affect the ability of the Annual Meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Annual Meeting, the meeting chair or secretary will convene the meeting at 10:00 a.m. Eastern Time on the date specified above and at the Company's address specified above solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting chair or secretary. Under either of the foregoing circumstances, we will post information regarding the announcement on the Investors page of the Company's website at *https://investors.cogentbio.com/*.

By Order of the Board of Directors,

/s/ Andrew Robbins

Andrew Robbins
Chief Executive Officer, President and Director

Waltham, Massachusetts
April 23, 2024

Whether or not you expect to participate in the virtual Annual Meeting, please vote as promptly as possible in order to ensure your representation at the Annual Meeting. You may vote online or, if you requested printed copies of the proxy materials, by telephone or by using the proxy card or voting instruction form provided with the printed proxy materials.

TABLE OF CONTENTS

LEGAL MATTERS

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting of Stockholders to Be Held on June 5, 2024. The Proxy Statement and Annual Report for the year ended December 31, 2023 are available at *www.proxyvote.com*.

Forward-Looking Statements. The Proxy Statement may contain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements other than statements of historical fact included in the Proxy Statement are forward-looking statements, including statements about the Company's Board of Directors, corporate governance practices, executive compensation program, equity compensation utilization and environment, social and governance initiatives. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "estimate," "predict," "potential," "plan" or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements expressed or implied in the Proxy Statement. Such risks, uncertainties and other factors include those identified in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission ("SEC") and other subsequent documents we file with the SEC. The Company expressly disclaims any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.

Website References. Website references throughout this document are inactive textual references and provided for convenience only, and the content on the referenced websites is not incorporated herein by reference and does not constitute a part of the Proxy Statement.



275 Wyman Street, 3rd Floor, Waltham, Massachusetts 02451

PROXY STATEMENT
FOR THE 2024 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND VOTING

What Is the Purpose of These Proxy Materials?

We are making these proxy materials available to you in connection with the solicitation of proxies by the Board of Directors (the "Board") of Cogent Biosciences, Inc. ("we," "us," "our" or the "Company") for use at the 2024 Annual Meeting of Stockholders (the "Annual Meeting") to be held virtually on Wednesday, June 5, 2024 at 9:00 a.m. Eastern Time, or at any other time following adjournment or postponement thereof. You are invited to participate in the Annual Meeting and to vote on the proposals described in this Proxy Statement. The proxy materials are first being made available to our stockholders on or about April 23, 2024.

Why Did I Receive a Notice of Internet Availability?

Pursuant to U.S. Securities and Exchange Commission ("SEC") rules, we are furnishing the proxy materials to our stockholders primarily via the Internet instead of mailing printed copies. This process allows us to expedite our stockholders' receipt of proxy materials, lower the costs of printing and mailing the proxy materials and reduce the environmental impact of our Annual Meeting. If you received a Notice of Internet Availability of Proxy Materials (the "Notice"), you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access the proxy materials for the Annual Meeting via the Internet, how to request a printed set of proxy materials and how to vote your shares.

Why Are We Holding a Virtual Annual Meeting?

We have adopted a virtual meeting format for the Annual Meeting to provide a consistent experience to all stockholders regardless of geographic location. We believe this expands stockholder access, improves communications and lowers our costs while reducing the environmental impact of the meeting. In structuring our virtual Annual Meeting, our goal is to enhance rather than constrain stockholder participation in the meeting, and we have designed the meeting to provide stockholders with the same rights and opportunities to participate as they would have at an in-person meeting.

Who Can Vote?

Only stockholders of record at the close of business on April 10, 2024 (the "Record Date") are entitled to notice of the Annual Meeting and to vote on the proposals described in this Proxy Statement. At the close of business on the Record Date, 95,613,396 shares of our common stock were issued and outstanding.

What Is the Difference between Holding Shares as a Registered Stockholder and as a Beneficial Owner?

Registered Stockholder: Shares Registered in Your Name

If your shares of common stock are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered to be, with respect to those shares of common stock, the registered stockholder, and these proxy materials are being sent directly to you by us.

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary or Custodian

If your shares of common stock are held by a broker, fiduciary or custodian, you are considered the beneficial owner of shares of common stock held in "street name," and these proxy materials are being forwarded to you from that broker, fiduciary or custodian.

How Can I Participate in the Virtual Annual Meeting?

Stockholders of record as of the close of business on the Record Date are entitled to participate in and vote at the Annual Meeting. To participate in the Annual Meeting, including to vote, ask questions and view the list of registered stockholders as of the Record Date during the meeting, stockholders of record should go to the meeting website at *www.virtualshareholdermeeting.com/COGT2024*, enter the 16-digit control number found on your proxy card or Notice, and follow the instructions on the website. If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through *www.proxyvote.com*, then you may access, participate in and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting.

We will endeavor to answer as many stockholder-submitted questions as time permits that comply with the Annual Meeting rules of conduct. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or Company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

The meeting webcast will begin promptly at 9:00 a.m. Eastern Time. Online check-in will begin approximately 15 minutes before then, and we encourage you to allow ample time for check-in procedures. If you experience technical difficulties during the check-in process or during the meeting, please call the number listed on the meeting website for technical support. Additional information regarding the rules and procedures for participating in the Annual Meeting will be set forth in our meeting rules of conduct, which stockholders can view during the meeting at the meeting website.

What Am I Voting on?

The proposals to be voted on at the Annual Meeting are as follows:

(1) Election of two Class III director nominees to serve until the 2027 Annual Meeting of Stockholders ("Proposal 1");

(2) Ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2024 ("Proposal 2");

(3) Approval, on a non-binding, advisory basis, of the compensation of our named executive officers ("Proposal 3");

(4) Advisory vote on the frequency of future advisory votes on the compensation of our named executive officers ("Proposal 4"); and

(5) Approval of an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of our common stock from 150,000,000 to 300,000,000 ("Proposal 5").

How Does the Board Recommend That I Vote?

The Board recommends that you vote your shares "FOR ALL" director nominees in Proposal 1, "FOR" Proposals 2, 3 and 5, and every "ONE YEAR" on Proposal 4.

What If Another Matter Is Properly Brought before the Annual Meeting?

As of the date of filing this Proxy Statement, the Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named as proxies in the proxy card to vote on such matters in accordance with their best judgment.

How Many Votes Do I Have?

Each share of common stock is entitled to one vote on each proposal to be voted on at the Annual Meeting.

What Does It Mean If I Receive More Than One Set of Proxy Materials?

If you receive more than one set of proxy materials, your shares may be registered in more than one name or held in different accounts. Please cast your vote with respect to each set of proxy materials that you receive to ensure that all of your shares are voted.

How Do I Vote?

Even if you plan to attend the Annual Meeting, we recommend that you also submit your vote as early as possible in advance so that your vote will be counted if you later decide not to, or are unable to, virtually attend the Annual Meeting.

Registered Stockholder: Shares Registered in Your Name

If you are the registered stockholder, you may vote your shares online during the virtual Annual Meeting (see "How Can I Participate in the Virtual Annual Meeting?" above) or by proxy in advance of the Annual Meeting by Internet (at *www.proxyvote.com*) or, if you requested paper copies of the proxy materials, by completing and mailing a proxy card or by telephone (at (800) 690-6903).

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary or Custodian

If you are the beneficial owner, you may vote your shares online during the virtual Annual Meeting (see "How Can I Participate in the Virtual Annual Meeting?" above) or you may direct your broker, fiduciary or custodian how to vote in advance of the Annual Meeting by following the instructions they provide.

What Happens If I Do Not Vote?

Registered Stockholder: Shares Registered in Your Name

If you are the registered stockholder and do not vote in one of the ways described above, your shares will not be voted at the Annual Meeting and will not be counted toward the quorum requirement.

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary or Custodian

If you are the beneficial owner and do not direct your broker, fiduciary or custodian how to vote your shares, your broker, fiduciary or custodian will only be able to vote your shares with respect to proposals considered to be "routine." Your broker, fiduciary or custodian is not entitled to vote your shares with respect to "non-routine" proposals, which we refer to as a "broker non-vote." Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, fiduciary or custodian how to vote your shares on all proposals to ensure that your vote is counted.

What If I Sign and Return a Proxy Card or Otherwise Vote but Do Not Indicate Specific Choices?

Registered Stockholder: Shares Registered in Your Name

The shares represented by each signed and returned proxy will be voted at the Annual Meeting by the persons named as proxies in the proxy card in accordance with the instructions indicated on the proxy card. However, if you are the registered stockholder and sign and return your proxy card without giving specific instructions, the persons named as proxies in the proxy card will vote your shares in accordance with the recommendations of the Board. Your shares will be counted toward the quorum requirement.

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary or Custodian

If you are the beneficial owner and do not direct your broker, fiduciary or custodian how to vote your shares, your broker, fiduciary or custodian will only be able to vote your shares with respect to proposals considered to be "routine." Your broker, fiduciary or custodian is not entitled to vote your shares with respect to "non-routine" proposals, resulting in a broker non-vote with respect to such proposals.

Can I Change My Vote after I Submit My Proxy?

Registered Stockholder: Shares Registered in Your Name

If you are the registered stockholder, you may revoke your proxy at any time before the final vote at the Annual Meeting in any one of the following ways:

(1) You may complete and submit a new proxy card, but it must bear a later date than the original proxy card;

(2) You may submit new proxy instructions via telephone or the Internet;

(3) You may send a timely written notice that you are revoking your proxy to our Corporate Secretary at the address set forth on the first page of this Proxy Statement; or

(4) You may vote by attending the Annual Meeting virtually. However, your virtual attendance at the Annual Meeting will not, by itself, revoke your proxy.

Your last submitted vote is the one that will be counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary or Custodian

If you are the beneficial owner, you must follow the instructions you receive from your broker, fiduciary or custodian with respect to changing your vote.

What Is the Quorum Requirement?

The holders of a majority of the shares of common stock outstanding and entitled to vote at the Annual Meeting must be present at the Annual Meeting, either virtually or represented by proxy, to constitute a quorum. A quorum is required to transact business at the Annual Meeting.

Your shares will be counted toward the quorum only if you submit a valid proxy (or a valid proxy is submitted on your behalf by your broker, fiduciary or custodian) or if you attend the Annual Meeting virtually and vote. Abstentions and broker non-votes, if any, will be counted toward the quorum requirement. If there is no quorum, the chairman of the Annual Meeting or the holders of a majority of shares of common stock virtually present at the Annual Meeting, either personally or by proxy, may adjourn the Annual Meeting to another time or date.

How Many Votes Are Required to Approve Each Proposal and How Are Votes Counted?

Our Board has appointed our Chief Financial Officer to serve as the Inspector of Elections to count the votes cast at the Annual Meeting.

Proposal 1: Election of Directors

A nominee will be elected as a director at the Annual Meeting if the nominee receives a plurality of the votes cast "FOR" his election. "Plurality" means that the individuals who receive the highest number of votes cast "FOR" are elected as directors. Broker non-votes, if any, and votes that are withheld will not be counted as votes cast on the matter and will have no effect on the outcome of the election. Stockholders do not have cumulative voting rights for the election of directors.

Proposal 2: Ratification of Independent Registered Public Accounting Firm

The majority of votes cast on the proposal is required for approval of Proposal 2. Abstentions and broker non-votes, if any, will not be counted as votes cast on the matter and will have no effect on the outcome of the matter.

Proposal 3: Advisory Vote on Executive Compensation

The majority of votes cast on the proposal is required for approval of Proposal 3. Abstentions and broker non-votes, if any, will not be counted as votes cast on the matter and will have no effect on the outcome of the matter.

Proposal 4: Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

The majority of votes cast on the proposal is required for approval of Proposal 4. Abstentions and broker non-votes, if any, will not be counted as votes cast on the matter and will have no effect on the outcome of the matter.

Proposal 5: Approval of an Amendment to Our Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock

The majority of votes cast on the proposal is required for approval of Proposal 5. Abstentions and broker non-votes, if any, will not be counted as votes cast on the matter and will have no effect on the outcome of the matter.

Who Is Paying for This Proxy Solicitation?

We will pay the costs associated with the solicitation of proxies, including the preparation, assembly, printing and mailing of the proxy materials, any solicitation by telephone or other electronic means, and any in-person solicitation. We may also reimburse brokers, fiduciaries or custodians for the cost of forwarding proxy materials to beneficial owners of shares of common stock held in "street name."

Alliance Advisors, LLC has been retained to assist us in soliciting proxies for a fee of $12,500 plus distribution costs and other expenses. Our employees, officers and directors may also solicit proxies, but we will not pay additional compensation for any of these services.

How Can I Find out the Voting Results?

We expect to announce preliminary voting results at the Annual Meeting. Final voting results will be published in a Current Report on Form 8-K to be filed with the SEC within four business days after the Annual Meeting.

PROPOSAL 1: ELECTION OF DIRECTORS

In accordance with our Bylaws, the Board has fixed the number of directors constituting the Board at seven. At the Annual Meeting, the stockholders will vote to elect the two Class III director nominees named in this Proxy Statement to serve until the 2027 Annual Meeting of Stockholders and until their successors are duly elected and qualified or until their earlier resignation or removal. Our Board has nominated for re-election to our Board Andrew Robbins and Peter Harwin, each of whom is a current Class III director who was most recently elected by stockholders at the 2021 Annual Meeting of Stockholders.

Our director nominees have indicated that they are willing and able to serve as directors. However, if any of them becomes unable or, for good cause, unwilling to serve, proxies may be voted for the election of such other person as shall be designated by our Board, or the Board may decrease the size of the Board.

Information Regarding Director Nominees and Continuing Directors

Our Board is divided into three classes, with members of each class holding office for staggered three-year terms. There are currently two Class I directors, whose terms expire at the 2025 Annual Meeting of Stockholders; three Class II directors, whose terms expire at the 2026 Annual Meeting of Stockholders; and two Class III directors, who are up for election at this meeting for a term expiring at the 2027 Annual Meeting of Stockholders.

Biographical and other information regarding our director nominees and directors continuing in office, including the primary skills and experiences considered by our Nominating and Corporate Governance Committee (the "Nominating Committee") in determining to recommend them as nominees, is set forth below.

Name	Class	Age (as of April 23, 2024)	Position
Andrew Robbins	Class III	48	Chief Executive Officer, President and Director
Chris Cain, Ph.D.[2][4]	Class II	40	Independent Director
Karen Ferrante, M.D.[3][4]	Class I	66	Independent Director
Peter Harwin[3][4]	Class III	38	Independent Director and Chairman
Arlene M. Morris[1][2]	Class II	72	Independent Director
Matthew E. Ros[1][3]	Class I	57	Independent Director
Todd Shegog[1][2]	Class II	59	Independent Director

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating Committee
(4) Member of the Science & Technology Committee (the "Science Committee")

Class I Directors Continuing in Office

Karen Ferrante, M.D. Dr. Ferrante has served as a member of our Board since February 2018. Dr. Ferrante is a medical oncologist who served as the Chief Medical Officer and Head of Research and Development of Tokai Pharmaceuticals, Inc. (now known as Eledon Pharmaceuticals, Inc.), a biopharmaceutical company focused on developing treatments for prostate cancer and other hormonally driven diseases, from April 2014 until August 2016. From 2007 to July 2013, Dr. Ferrante held senior positions at Millennium Pharmaceuticals, Inc. and its parent company, Takeda Pharmaceutical Company Limited (NYSE: TAK), including Chief Medical Officer and subsequently, Oncology Therapeutic Area Head and Cambridge USA Site Head from May 2013 to July 2013. Dr. Ferrante previously held positions of increasing responsibility at Pfizer Global Research and Development and Bristol-Myers Squibb Company (NYSE: BMY). Dr. Ferrante serves on the board of directors of MacroGenics, Inc. (Nasdaq: MGNX). Dr. Ferrante also served as a director of HUTCHMED (China) Limited (Nasdaq: HCM) from 2017 until 2023, Progenics Pharmaceuticals, Inc. from 2014 until its acquisition by

Lantheus Holdings, Inc. (Nasdaq: LNTH) in 2020 and Baxalta Inc., a previously publicly-traded global biopharmaceutical company, from 2015 until its acquisition by Shire plc in 2016. She also served as an advisory board member for Kazia Therapeutics Limited (Nasdaq: KZIA) from 2016 until 2022 and Trillium Therapeutics Inc. (formerly, Nasdaq/TSX: TRIL) from 2020 until its acquisition by Pfizer in November 2021. Dr. Ferrante holds an M.D. from Georgetown University and a B.S. in Chemistry and Biology from Providence College.

We believe Dr. Ferrante is qualified to serve on our Board because of her extensive leadership, scientific, business and managerial experience in the biotechnology industry and her experience and expertise serving as a member of the board of directors of several biotechnology companies.

Matthew E. Ros. Mr. Ros has served as a member of our Board since July 2019. Mr. Ros has more than 30 years of experience in global pharmaceutical and early-stage biotechnology companies, building and leading teams across sales, marketing, franchise strategy and business operations. Most recently, Mr. Ros served as Chief Executive Officer and Director of Fore Biotherapeutics Inc., a clinical-stage precision oncology company from April 2022 to August 2023. Mr. Ros previously served as Chief Strategy and Business Officer of Epizyme, Inc., a biopharmaceutical company, from September 2018 to October 2021. He served as Chief Operating Officer of Epizyme from May 2016 to September 2018. Prior to joining Epizyme, from September 2010 to May 2016, Mr. Ros served in increasing levels of responsibility at Sanofi S.A. (Nasdaq: SNY), a multinational pharmaceutical company, most recently as Chief Operating Officer/Global Head of the Oncology business unit from December 2014 to May 2016. Prior to that role, Mr. Ros served in the rare disease business of Genzyme Corporation, a Sanofi company, where he served as Vice President and Franchise Head of its Pompe disease unit from September 2012 to December 2014, and also served as the Associate Vice President and Iniparib Global Brand Leader in Sanofi's Oncology business unit from September 2010 to September 2012. From October 2007 to June 2010, Mr. Ros served at ARIAD Pharmaceuticals, Inc., a global oncology company, most recently as Senior Vice President, Commercial Operations. He started his pharmaceutical career in Bristol-Myers Squibb's Oncology Division, serving in roles with increasing responsibility from 1990 to 2007. He received a B.S. from the State University of New York, College at Plattsburgh and completed the Executive Education Program in Finance and Accounting for the Non-Financial Manager at Wharton School of the University of Pennsylvania.

We believe Mr. Ros is qualified to serve on our Board because of his extensive leadership, executive, managerial and business experience with life sciences companies.

Class II Directors Continuing in Office

Chris Cain, Ph.D. Dr. Cain has served as a member of our Board since July 2020. Dr. Cain has served as Director of Research at Fairmount Funds Management LLC ("Fairmount"), a healthcare investment firm and one of the Company's largest stockholders, since April 2020. From February 2019 to February 2020, Dr. Cain served as Vice President at Samsara BioCapital, a biotherapeutics-focused venture capital fund. Prior to that role, Dr. Cain worked at Apple Tree Partners, a life sciences-focused venture capital fund, from 2016 to January 2019, and at RA Capital Management, an investment management company, before that. Previously, Dr. Cain was a writer and editor at BioCentury Publications. Dr. Cain received his B.A. from the University of California, Santa Barbara and his Ph.D. in Biochemistry and Molecular Biology from the University of California, San Francisco.

We believe Dr. Cain is qualified to serve on our Board because of his extensive leadership, scientific, business and managerial experience in the biotechnology industry.

Arlene M. Morris. Ms. Morris has served as a member of our Board since July 2019. Ms. Morris has served as Chief Executive Officer of Willow Advisors, a consultancy advising biotech companies on financing, strategy and business development, since 2015. Previously, she spent over a decade leading public biotechnology companies. From 2012 to 2015, Ms. Morris served as Chief Executive Officer of Syndax Pharmaceuticals Inc. (Nasdaq: SNDX), a biopharmaceutical company focused on the development and commercialization of an epigenetic therapy for treatment-resistant cancers. Prior to this, she served as President and Chief Executive

7

Officer of Affymax Inc. (OTCMKTS: AFFY), a biotechnology company, where she led the company through the development of peginesatide (Omontys®). She spent 15 years at Johnson & Johnson (NYSE: JNJ), a pharmaceutical company, in marketing, sales and senior level business development positions. Ms. Morris served on the board of directors of Viveve Medical, Inc. (OTCMKTS: VIVE) from 2016 to 2022, Dimension Therapeutics, Inc. (formerly, Nasdaq: DMTX) from 2015 to 2018 and Neovacs, SA (Euronext: ALNEV) from 2011 to 2020. She was also a director of Biodel Inc., a specialty pharmaceutical company, from 2015 until its merger with Albireo Limited in 2016. Ms. Morris is currently a member of the board of directors of Palatin Technologies, Inc. (NYSE: PTN), Viridian Therapeutics, Inc. (Nasdaq: VRDN), TC BioPharm (Holdings) PLC (Nasdaq: TCBP) and the Charleston Animal Society. Ms. Morris received her B.A. in Biology and Chemistry from Carlow College.

We believe Ms. Morris is qualified to serve on our Board because of her extensive leadership, executive, managerial and board experience within pharmaceutical and biotechnology industries.

Todd Shegog. Mr. Shegog has served as a member of our Board since February 2021. Mr. Shegog has more than 25 years of financial, operations, corporate strategy and compliance expertise in the biotechnology and pharmaceutical industries. He served as Senior Vice President and Chief Financial Officer of Forma Therapeutics, Inc., a clinical-stage biopharmaceutical company, from September 2019 through its acquisition by Novo Nordisk in October 2022. Prior to Forma Therapeutics, Mr. Shegog served as Chief Financial Officer of Synlogic, Inc. (Nasdaq: SYBX), a clinical-stage biopharmaceutical company, where he directed the company's financial strategy and management as well as facilities and information systems from September 2016 to September 2019. From April 2014 to August 2016, Mr. Shegog served as Senior Vice President and Chief Financial Officer at Forum Pharmaceuticals, Inc., an early-stage biopharmaceutical company, where he was responsible for finance, operations and information systems during their pursuit of innovative therapies for schizophrenia and Alzheimer's disease. He also served as the Chief Financial Officer of Millennium Pharmaceuticals, Inc., now Takeda Oncology, where he was responsible for management of the company's financial resources, corporate planning, financial reporting and compliance from 1998 to 2014. Mr. Shegog earned a B.S. in Electrical Engineering from Lafayette College and an M.B.A. from the Tepper School of Management at Carnegie Mellon University.

We believe Mr. Shegog is qualified to serve on our Board because of his financial expertise, extensive leadership, executive, managerial and business experience with life sciences companies.

Class III Director Nominees

Andrew Robbins. Mr. Robbins has served as our Chief Executive Officer, President, principal executive officer and a member of our Board since October 2020. Prior to joining the Company, Mr. Robbins served as Chief Operating Officer at Array BioPharma Inc., a pharmaceutical company, from March 2015 through its acquisition by Pfizer Inc. (NYSE: PFE), a pharmaceutical company, in July 2019, where he was responsible for sales and marketing, corporate strategy, business development, manufacturing and supply chains, after serving as its Senior Vice President, Commercial Operations from July 2012 to March 2015. From January 2007 to July 2012, Mr. Robbins held management positions at Hospira, Inc., a pharmaceutical and medical device company, including General Manager and Vice President of the U.S. Alternate Site business unit and Vice President of Corporate Development. Prior to Hospira, Mr. Robbins held commercial and leadership positions within Pfizer's oncology unit. Mr. Robbins previously served on the boards of directors of Turmeric Acquisition Corporation from 2020 to 2022 and Harpoon Therapeutics, Inc. from 2020 through its acquisition by Merck in March 2024. Mr. Robbins holds an M.B.A. from the Kellogg School of Management, Northwestern University and a bachelor's degree from Swarthmore College.

We believe Mr. Robbins is qualified to serve on our Board because of his extensive commercial, development and strategic leadership experience in the pharmaceutical industry.

Peter Harwin. Mr. Harwin has served as a member of our Board since July 2020. Mr. Harwin is a managing member at Fairmount, a healthcare investment firm he co-founded in April 2016. Prior to Fairmount, Mr. Harwin served as a member of the investment team at Boxer Capital, LLC, part of the Tavistock Group, based in San Diego. Mr. Harwin also serves on the board of directors of Viridian Therapeutics, Inc. (Nasdaq: VRDN), Apogee Therapeutics, Inc. (Nasdaq: APGE), Spyre Therapeutics, Inc. (Nasdaq: SYRE), and Paragon Therapeutics, Inc. Mr. Harwin received his Bachelor of Business Administration from Emory University.

We believe Mr. Harwin is qualified to serve on our Board because of his extensive leadership, executive, managerial and board experience within pharmaceutical and biotechnology industries.

Board Recommendation

The Board recommends a vote "**FOR ALL**" of the Class III director nominees set forth above.

PROPOSAL 2: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm for the year ending December 31, 2024. In this Proposal 2, we are asking stockholders to vote to ratify this selection. Representatives of PwC are expected to be present at the Annual Meeting. They will have the opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions from stockholders.

Stockholder ratification of the selection of PwC as the Company's independent auditor is not required by law or our Bylaws. However, we are seeking stockholder ratification as a matter of good corporate governance. If our stockholders fail to ratify the selection, the committee will reconsider its selection. Even if the selection is ratified, the committee, in its discretion, may direct the selection of a different independent auditor at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

PwC has served as our independent auditor since 2015. The following table summarizes the audit fees billed and expected to be billed by PwC for the indicated fiscal years and the fees billed by PwC for all other services rendered during the indicated fiscal years. All services associated with such fees were pre-approved by our Audit Committee in accordance with the "Pre-Approval Policies and Procedures" described below.

Fee Category	Year Ended December 31,	
	2023	2022
Audit Fees[1]	$1,295,000	$813,000
Audit-Related Fees[2]	—	—
Tax Fees[3]	281,350	134,500
All Other Fees[4]	956	956
Total Fees	$1,577,306	$948,456

(1) Consists of aggregate fees for professional services provided in connection with the annual audit of our consolidated financial statements, the review of our quarterly condensed consolidated financial statements and comfort letters, consents and review of documents filed with the SEC.
(2) Consists of fees for assurance and related services associated with consultations on matters directly related to the audit.
(3) Consists of fees for tax compliance, advice and tax services.
(4) Consists of fees for all other services.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services performed by our independent auditor in order to ensure that these services do not impair the auditor's independence. In accordance with these policies and procedures, we will not engage our independent auditor to render audit or non-audit services unless the service is specifically approved in advance by our Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below. The Audit Committee does not delegate its responsibility to approve services performed by the independent registered public accounting firm to any member of management.

From time to time, our Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent auditor during the next 12 months. Any such pre-approval details the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

Report of the Audit Committee

The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2023 with the Company's management and with PwC, the Company's independent registered public accounting firm. The Audit Committee has discussed with PwC the matters required to be discussed by the applicable standards of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee has also received the written disclosures and the letter from PwC pursuant to applicable PCAOB requirements regarding its communications with the Audit Committee concerning independence, and the Audit Committee has discussed with PwC its independence. Based on the foregoing, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the SEC.

This report is provided by the following directors, who serve on the Audit Committee:

Todd Shegog (Chair)
Arlene M. Morris
Matthew E. Ros

Board Recommendation

The Board recommends a vote "**FOR**" the ratification of the selection of PwC to serve as our independent registered public accounting firm.

PROPOSAL 3: ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the rules of the SEC and pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), we are providing stockholders with an opportunity to make a non-binding, advisory vote on the compensation of our named executive officers. This non-binding, advisory vote is commonly referred to as a "say-on-pay" vote.

The say-on-pay vote is a non-binding vote on the compensation of our "named executive officers," as described in this Proxy Statement in the "Executive Compensation" section, the tabular disclosure regarding such compensation and the accompanying narrative disclosure. The say-on-pay vote is not a vote on our general compensation policies or compensation of our Board. Stockholders are urged to read the "Executive Compensation" section of the Proxy Statement, which discusses how our executive compensation policies and procedures implement our compensation philosophy. Our Compensation Committee and Board believe that these policies and procedures are effective in implementing our compensation philosophy and in achieving our goals.

As an advisory vote, this proposal is not binding. However, our Board and Compensation Committee, which is responsible for designing and administering our executive compensation program, value the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

We are required to hold a say-on-pay vote at least once every three years, and, subject to the vote outcome on Proposal 4, we have determined to hold a say-on-pay vote every year. Unless the Board modifies its policy on the frequency of holding say-on-pay advisory votes, the next say-on-pay vote is expected to occur in 2025.

Board Recommendation

The Board recommends a vote "**FOR**" the approval of the compensation of our named executive officers.

PROPOSAL 4: ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

In accordance with the rules of the SEC and pursuant to the Dodd-Frank Act, we are providing our stockholders with the opportunity to cast a non-binding, advisory vote on the frequency of future advisory votes on executive compensation. Stockholders may specify whether they prefer such votes to occur every one year, two years, or three years, or they may abstain from voting. Stockholders are not voting to approve the Board's recommendation.

The Company currently believes that advisory votes on executive compensation should be conducted every year. We believe this provides stockholders a regular opportunity to evaluate the effectiveness of our executive compensation program in relation to the Company's business results and helps to facilitate our engagement with stockholders.

This proposal is advisory and will not be binding on the Company, the Board, or the Compensation Committee. Although non-binding, the Board and the Compensation Committee will carefully review the voting results, and expect to be guided by the alternative that receives the highest number of votes, even if that alternative does not receive a majority vote. Notwithstanding the Board's recommendation and the outcome of the stockholder vote, the Board may in the future decide to conduct advisory votes on executive compensation on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to the Company's executive compensation program.

Board Recommendation

The Board recommends a vote to hold future advisory votes on executive compensation every "**ONE YEAR**."

PROPOSAL 5: APPROVAL OF AN AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

Summary

Our Board is asking stockholders to approve an amendment to the Company's Third Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), to (i) increase the number of authorized shares of common stock, par value $0.001 per share, from 150,000,000 to 300,000,000, which would also have the effect of increasing the total number of authorized shares from 160,000,000 to 310,000,000, and (ii) delete the now outdated provisions that previously effected a reverse stock split (collectively, the "Proposed Certificate Amendment"). Specifically, the Proposed Certificate Amendment, which our Board has approved and declared advisable, would amend the first paragraph of the Capital Stock Section of Article IV of the Certificate of Incorporation as follows:

"The total number of shares of capital stock which the Corporation shall have authority to issue is ~~One Hundred Sixty Million (160,000,000)~~Three Hundred Ten Million (310,000,000), of which (i) ~~One Hundred Fifty Million (150,000,000)~~Three Hundred Million (300,000,000) shares shall be a class designated as Common Stock, par value $0.001 per share (the "Common Stock"), and (ii) ten million (10,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.001 per share (the "Undesignated Preferred Stock"). ~~At 5:01 p.m., Eastern Time, on the date of filing of this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware (the "Effective Time"), every four issued and outstanding shares of Common Stock shall without further action by this Corporation or the holder thereof be combined into and automatically become one share of Common Stock. The number of authorized shares of Common Stock of the Corporation and the par value of the Common Stock shall remain as set forth in this Certificate of Incorporation, as amended. No fractional share shall be issued in connection with the foregoing combination. In lieu of any fractional shares to which a stockholder would otherwise be entitled (after taking into account all fractional shares of Common Stock otherwise issuable to such holder), the Corporation shall, upon surrender of such holder's certificate(s) representing such fractional shares of Common Stock, pay cash in an amount equal to such fractional shares of Common Stock multiplied by the then fair value of the Common Stock as determined by the average last reported sales price of the Common Stock during the ten (10) consecutive trading days ending on the day prior to the Effective Time. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an "Old Certificate") shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above. The capital of the Corporation will not be reduced under or by reason of any amendment herein certified.~~"

Under the Proposed Certificate Amendment, the authorized number of shares of preferred stock would remain unchanged. As of April 10, 2024, the Record Date, 74,465 shares of Series A non-voting convertible preferred stock ("Series A Preferred Stock"), which are convertible into 18,616,250 shares of common stock (subject to certain limitations), and 20,580 shares of Series B non-voting convertible preferred stock ("Series B Preferred Stock"), which are convertible into 20,580,000 shares of common stock (subject to certain limitations, including the approval of this Proposal 5), are currently outstanding.

Purpose of the Proposed Certificate Amendment

As of April 10, 2024, the Record Date, our common stock share utilization was approximately as follows:

	Number of Shares of Common Stock
Authorized for issuance	150,000,000
Issued and outstanding*	95,613,396
Reserved for potential issuance	66,615,814
• *Issuable upon conversion of outstanding Series A Preferred Stock*	18,616,250
• *Issuable upon conversion of outstanding Series B Preferred Stock (subject to stockholder approval)*	20,580,000
• *Available for future grant under employee equity incentive plans****	4,405,698
• *Outstanding awards under employee equity incentive plans****	22,407,806
• *Outstanding pre-funded warrants to purchase common stock*	606,060
Total share usage (issued and outstanding + reserved for potential issuance)	162,229,210
Total share usage as a percentage of authorized	108%

* *Includes 17,717,997 shares of our common stock issued under the Purchase Agreement less the 8,300,000 Exchange Shares (as such terms are defined below).*

** *Includes our Amended and Restated 2018 Stock Option and Incentive Plan, as amended (the "2018 Plan"), 2018 Employee Stock Purchase Plan (the "ESPP") and 2020 Inducement Plan (the "Inducement Plan").*

As a result, stockholder approval of this Proposal 5 is required for us to be able to use our common stock for any future transactions not reflected in the table above.

As previously disclosed, on February 13, 2024, we entered into a Securities Purchase Agreement (the "Purchase Agreement") for a private placement with certain institutional and accredited investors (collectively, the "Purchasers"). Pursuant to the Purchase Agreement, the Purchasers purchased (i) an aggregate of 17,717,997 shares of our common stock at a price per share of $7.50 and (ii) 12,280 shares of the Company's Series B Preferred Stock at a price per share of $7,500.00, for an aggregate purchase price of approximately $225 million (the "Private Placement"). Each share of Series B Preferred Stock will automatically convert into 1,000 shares of common stock, subject to certain limitations, including (i) the receipt of stockholder approval of this Proposal 5 and (ii) that a holder of Series B Preferred Stock is prohibited from converting shares of Series B Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.9%) (the "Series B Conversion Limitations"). Pursuant to the Purchase Agreement, we have agreed to use our best efforts to obtain stockholder approval of an increase in the authorized shares of our common stock at the Annual Meeting, as contemplated by this Proposal 5.

In addition, as previously disclosed, on March 21, 2024, we entered into exchange agreements (the "Exchange Agreements") with certain of the Purchasers (the "Exchanging Stockholders"), pursuant to which the Exchanging Stockholders exchanged an aggregate of 8,300,000 shares of our common stock (the "Exchange Shares") for an aggregate of 8,300 shares of our Series B Preferred Stock (the "Exchange").

Our Board believes that the availability of additional authorized shares of common stock is needed to provide us with additional flexibility to issue common stock for a variety of general corporate purposes as the Board may determine to be desirable. This includes, but is not limited to, raising equity capital, including any current or future at-the-market equity programs, using our common stock as consideration for acquisitions, mergers, business combinations or other corporate transactions, adopting additional employee benefit plans or reserving additional shares for issuance under existing plans and implementing stock splits. Unless our stockholders approve the Proposed Certificate Amendment, we may not have sufficient unissued and unreserved authorized shares to engage in similar transactions in the future. Additionally, pursuant to the Purchase Agreement, if our stockholders do not approve the Proposed Certificate Amendment, we will be required to hold a special meeting of stockholders within 90 days from the date of the Annual Meeting to obtain stockholder approval of the Proposed Certificate Amendment.

Having additional authorized shares of common stock available for future use will allow us to issue additional shares of common stock without the expense and delay of arranging a special meeting of stockholders. We may seek a further increase in authorized shares from time to time in the future as considered appropriate by our Board.

Effect of the Proposed Certificate Amendment

The Proposed Certificate Amendment would not change the number of shares of common stock outstanding, nor will it have any immediate dilutive effect, except that following the stockholder approval of the Proposed Certificate Amendment, each share of Series B Preferred Stock will automatically convert into 1,000 shares of common stock, subject to certain limitations, including that a holder of Series B Preferred Stock is prohibited from converting shares of Series B Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.9%). However, the issuance of additional shares of common stock authorized by the Proposed Certificate Amendment may occur at times or under circumstances as to have a dilutive effect on earnings per share, book value per share or the percentage voting or ownership interest of the present holders of our common stock, none of whom have preemptive rights under the Certificate of Incorporation to subscribe for additional securities that we may issue.

The Proposed Certificate Amendment has been prompted by business and financial considerations. The Board currently is not aware of any attempt by a third party to accumulate shares of our common stock or take control of the Company by means of a merger, tender offer or solicitation in opposition to management or the Board. Moreover, we currently have no plans to issue newly authorized shares of common stock to discourage third parties from attempting to take over the Company. However, the Proposed Certificate Amendment could, under certain circumstances, have an anti-takeover effect or delay or prevent a change in control of the Company by providing the Company the capability to engage in actions that would be dilutive to a potential acquiror, to pursue alternative transactions, or to otherwise increase the potential cost to acquire control of the Company. Thus, while we currently have no intent to use the additional authorized shares as an anti-takeover device, the Proposed Certificate Amendment may have the effect of discouraging future unsolicited takeover attempts.

Once the Proposed Certificate Amendment is approved, no further action by the stockholders would be necessary prior to the issuance of additional shares of common stock unless required by law or Nasdaq listing rules. Each of the newly authorized shares of common stock will have the same rights and privileges as currently authorized shares of common stock. Adoption of the Proposed Certificate Amendment will not affect the rights of the holders of currently outstanding common stock, nor will it change the par value of the common stock.

A complete copy of the existing Certificate of Incorporation is available as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

The Proposed Certificate Amendment is binding. If the Proposed Certificate Amendment is approved, we intend to file a Certificate of Amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware within one business day of receiving such approval pursuant to the Purchase Agreement. The Proposed Certificate Amendment will become effective upon such filing.

Interest of Certain Persons in the Proposed Certificate Amendment

Fairmount is one of the Purchasers under the Purchase Agreement and holds 1,500 shares of Series B Preferred Stock. In addition, Dr. Cain serves as Director of Research at Fairmount and Mr. Harwin is a Managing Member at Fairmount. Except as disclosed herein, no officer or director has any substantial interest, direct or indirect, by security holdings or otherwise, in this Proposal 5 that is not shared by all other stockholders.

Board Recommendation

The Board recommends a vote "**FOR**" the approval of the amendment to our Certificate of Incorporation.

CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our Board. Our Board has adopted a set of Corporate Governance Guidelines as a framework for the governance of the Company, which is posted on our website located at *https://investors.cogentbio.com/*, under "Corporate Governance."

Board Composition

Director Nomination Process

The Nominating Committee is responsible for, among other things, overseeing succession planning for directors and building a qualified board to oversee management's execution of the Company's strategy and safeguard the long-term interests of stockholders. In this regard, the committee is charged with developing and recommending Board membership criteria to the Board for approval, evaluating the composition of the Board annually to assess the skills and experience that are currently represented on the Board and the skills and experience that the Board may find valuable in the future, and identifying, evaluating and recommending potential director candidates.

In identifying potential candidates for Board membership, the Nominating Committee considers recommendations from directors, stockholders, management and others, including, from time to time, third-party search firms to assist it in locating qualified candidates. Once potential director candidates are identified, the committee, with the assistance of management, undertakes a vetting process that considers each candidate's background, independence and fit with the Board's priorities. As part of this vetting process, the committee, as well as other members of the Board and the CEO, may conduct interviews with the candidates. If the committee determines that a potential candidate meets the needs of the Board and has the desired qualifications, it recommends the candidate to the full Board for appointment or nomination and to the stockholders for election at the annual meeting.

Criteria for Board Membership

In assessing potential candidates for Board membership and in assessing Board composition, the Nominating Committee considers a wide range of factors, including directors' experience, knowledge, integrity, understanding of our business environment and specific skills they may possess that are helpful to the Company (including leadership experience, financial expertise and industry knowledge). The committee generally believes that it is important for all Board members to possess the following qualifications:

- The candidate shall have experience at a strategic or policymaking level in a business, government, non-profit or academic organization of high standing.

- The candidate shall be highly accomplished in his or her respective field, with superior credentials and recognition.

- The candidate shall be well regarded in the community and shall have a long-term reputation for high ethical and moral standards.

- The candidate shall have sufficient time and availability to devote to the affairs of the Company, particularly in light of the number of boards of directors on which such candidate may serve.

- To the extent such candidate serves or has previously served on other boards, the candidate shall have a demonstrated history of actively contributing at board meetings.

The Nominating Committee seeks to balance the experiences, skills and characteristics represented on the Board and does not assign specific weight to any of these factors.

Board Diversity

In addition to the factors discussed above, the Board and the Nominating Committee actively seek to achieve a diversity of occupational and personal backgrounds on the Board. The Nominating Committee considers a potential director candidate's ability to contribute to the diversity of personal backgrounds on the Board, including with respect to gender, race, ethnic and national background, geography, age and sexual orientation. The Nominating Committee assesses its effectiveness in balancing these considerations in connection with its annual evaluation of the composition of the Board. In this regard, our current Board of seven directors includes two directors (28%) who self-identify as female and one director (14%) who self-identifies as a member of the LGBTQ+ community.

In accordance with Nasdaq's board diversity listing standards, we are disclosing aggregated statistical information about our Board's self-identified gender and racial characteristics and LGBTQ+ status as voluntarily confirmed to us by each of our directors.

Board Diversity Matrix
(as of the date of this Proxy Statement)

	Female	Male	Non-Binary	Did Not Disclose Gender
Total number of directors: 7	2	5	—	—
Number of directors who identify in any of the categories below:				
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	5	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+			1	
Did Not Disclose Demographic Background			—	

Stockholder Recommendations for Directors

It is the Nominating Committee's policy to consider written recommendations from stockholders for director candidates. The committee considers candidates recommended by our stockholders in the same manner as a candidate recommended by other sources. Any such recommendations should be submitted to the committee as described under "Stockholder Communications" not less than 120 days prior to the date on which the Company's proxy statement was released to the stockholders in connection with the previous year's annual meeting and should include the following information: (i) the name and address of record of the stockholder; (ii) a representation that the stockholder is a record holder of the Company's securities, or if the stockholder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (iii) the name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the proposed director candidate; (iv) a description of the qualifications and background of the proposed director candidate which addresses the minimum qualifications and other criteria for Board membership approved by the Board from time to time and set forth in the charter of the Nominating Committee; (v) a description of all arrangements or understandings between the stockholder and the proposed director candidate; (vi) the consent of the proposed director candidate (1) to be named in the proxy statement relating to the Company's annual meeting of stockholders and (2) to serve as a director if elected at such annual meeting; and (vii) any other information regarding the proposed director candidate that is required to be included in a proxy statement filed pursuant to the rules of the SEC.

Board Leadership Structure

Mr. Harwin serves as our independent Chairman while Mr. Robbins serves as our President and CEO. Our Corporate Governance Guidelines provide our Board with the flexibility to combine or separate the positions of Chairman and CEO. Currently, the Board believes that the roles of Chairman and CEO should be separate and that the Chairman should be an independent director as this structure enables our independent Chairman to oversee corporate governance matters and our CEO to focus on leading the Company's business.

The independent directors have the opportunity to meet in executive sessions without management present at every regular Board meeting and at such other times as may be determined by the Chairman. The purpose of these executive sessions is to encourage and enhance communication among the independent directors.

The Board believes that its programs for overseeing risk, as described under "Board Risk Oversight," would be effective under a variety of leadership frameworks. Accordingly, the Board's risk oversight function did not significantly impact its selection of the current leadership structure.

Director Independence

Nasdaq listing rules require a majority of a listed company's board of directors to be comprised of independent directors who, in the opinion of the board of directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Subject to specified exceptions, each member of a listed company's audit, compensation and nominating committees must be independent, and audit and compensation committee members must satisfy additional independence criteria under the Exchange Act.

Our Board undertook a review of its composition and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, our Board has determined that each of our current directors listed under "Information Regarding Director Nominees and Continuing Directors," with the exception of Andrew Robbins, is an "independent director" as defined under the Nasdaq listing rules. Mr. Robbins is not an independent director because he is our CEO. In making such determinations, our Board considered the relationships that each such non-employee director has with our Company and all other facts and circumstances our Board deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director. Our Board also determined that each of the directors currently serving on the Audit Committee and the Compensation Committee satisfy the additional independence criteria applicable to directors on such committees under Nasdaq listing rules and the rules and regulations established by the SEC.

Board Committees

Our Board has a separately designated Audit Committee, Compensation Committee, Nominating Committee and Science Committee, each of which is comprised solely of independent directors with the membership and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our Board. Other than the Science Committee, each of these committees is empowered to retain outside advisors as it deems appropriate, regularly reports its activities to the full Board and has a written charter which is posted on our website located at *https://investors.cogentbio.com/*, under "Corporate Governance."

Name	Audit Committee	Compensation Committee	Nominating Committee	Science Committee
Andrew Robbins				
Chris Cain, Ph.D.		X		Chair
Karen Ferrante, M.D.			Chair	X
Peter Harwin			X	X
Arlene M. Morris	X	Chair		
Matthew E. Ros	X		X	
Todd Shegog	Chair	X		
# of Meetings in 2023	4	5	4	3

Audit Committee. The primary responsibilities of our Audit Committee are to oversee the accounting and financial reporting processes of the Company and its subsidiaries, including the audits of the Company's financial statements, the integrity of the financial statements and the annual review of the performance, effectiveness and independence of the outside auditor. This includes reviewing the financial information provided to stockholders and others and the adequacy and effectiveness of the Company's internal controls. The committee also makes recommendations to the Board as to whether financial statements should be included in the Company's Annual Report on Form 10-K.

Mr. Shegog qualifies as an "audit committee financial expert," as that term is defined in the rules and regulations established by the SEC, and all members of the Audit Committee are "financially literate" under Nasdaq listing rules.

Compensation Committee. The primary responsibilities of our Compensation Committee are to periodically review and approve, or recommend to the Board for review and approval, where appropriate, the compensation and other benefits for our senior officers and directors. This includes reviewing and approving corporate goals and objectives relevant to the compensation of our senior officers, evaluating the performance of these officers in light of the goals and objectives, and setting the officers' compensation based on those evaluations. The committee also administers and makes recommendations to the Board regarding equity incentive plans that are subject to the Board's approval and approves the grant of equity awards under the plans. For compensation matters and equity grants to our CEO and Board members, the committee makes recommendations to the Board, and the Board is responsible for reviewing and approving all such matters.

The Compensation Committee may delegate its authority to one or more subcommittees. The committee may also delegate authority to review and approve the compensation of our employees to certain of our executive officers. Even where the committee does not delegate authority, our executive officers will typically make recommendations to the committee regarding compensation to be paid to our employees and the size of equity awards under our equity incentive plans, but will not be present during voting or deliberations on their own compensation. The committee has the authority to engage outside advisors, such as compensation consultants, to assist it in carrying out its responsibilities. The committee engaged Compensia, Inc. ("Compensia") in 2023 to provide advice regarding the amount and form of executive and director compensation. The committee has determined that (1) the compensation consultant satisfies applicable independence criteria and (2) the compensation consultant's work with the Company does not raise any conflicts of interest, in each case under applicable Nasdaq listing rules and the rules and regulations established by the SEC.

Nominating Committee. The primary responsibilities of our Nominating Committee are to engage in succession planning for the Board, develop and recommend to the Board criteria for identifying and evaluating qualified director candidates, and make recommendations to the Board regarding candidates for election or reelection to the Board at each annual stockholders' meeting. In addition, the committee is responsible for overseeing our corporate governance practices and making recommendations to the Board concerning corporate governance matters. The committee is also responsible for making recommendations to the Board concerning the structure, composition and functioning of the Board and its committees.

Science Committee. The Science Committee assists our Board in overseeing that our research and development function is optimized to support our strategic goals, including to review and monitor the science, technology, process, procedures and infrastructure underlying our major discovery and development programs. The Science Committee makes recommendations to the Board regarding research and development strategies and opportunities.

Board Risk Oversight

We believe that risk management is an important part of establishing and executing on the Company's business strategy. Our Board, as a whole and at the committee level, focuses its oversight on the most significant risks facing the Company and on the Company's processes to identify, prioritize, assess, manage and mitigate those risks. The committees oversee specific risks within their purview, as follows:

- **The Audit Committee** has overall responsibility for overseeing the Company's practices with respect to risk assessment and management. Additionally, the committee is responsible for overseeing management of risks related to our accounting and financial reporting processes, and, as detailed in our Annual Report on Form 10-K, information technology and cybersecurity.

- **The Compensation Committee** is responsible for overseeing management of risks related to our compensation policies and programs.

- **The Nominating Committee** is responsible for overseeing management of risks related to director succession planning and corporate governance practices.

Our Board and its committees receive regular reports from members of the Company's senior management on areas of material risk to the Company, including strategic, operational, financial, information technology and cybersecurity, and legal and regulatory risks. While our Board has an oversight role, management is principally tasked with direct responsibility for assessing and managing risks, including implementing processes and controls to mitigate their effects on the Company.

Other Corporate Governance Practices and Policies

Director Attendance

During the year ended December 31, 2023, the Board met seven times and acted by unanimous written consent two times. During 2023, each current member of the Board attended at least 75% of the aggregate number of meetings of the Board and the committees on which he or she served during the period in which he or she was on the Board or committee. Directors are encouraged to attend the annual meeting of stockholders. All of our directors then serving on the Board attended the 2023 Annual Meeting of Stockholders.

Stockholder Communications

Stockholders and other interested parties may communicate with our Board or a particular director by sending a letter addressed to the Board or a particular director to our Corporate Secretary at the address set forth on the first page of this Proxy Statement. These communications will be compiled and reviewed by our Corporate Secretary, who will determine whether the communication is appropriate for presentation to the Board or the particular director. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and hostile communications).

To enable the Company to speak with a single voice, as a general matter, senior management serves as the primary spokesperson for the Company and is responsible for communicating with various constituencies, including stockholders, on behalf of the Company. Directors may participate in discussions with stockholders and other constituencies on issues where Board-level involvement is appropriate. In addition, the Board is kept informed by senior management of the Company's stockholder engagement efforts.

Code of Business Conduct and Ethics

Our Board has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is available on our website located at *https://investors.cogentbio.com/*, under "Corporate Governance." We intend to disclose amendments to the code, or waivers of its requirements, on our website to the extent required by applicable rules.

Anti-Hedging Policy

Certain transactions in our securities (such as purchases and sales of publicly traded put and call options, and short sales) create a heightened compliance risk or could create the appearance of misalignment between management and stockholders. In addition, securities held in a margin account or pledged as collateral may be sold without consent if the owner fails to meet a margin call or defaults on the loan, thus creating the risk that a sale may occur at a time when an officer or director is aware of material, non-public information or otherwise is not permitted to trade in Company securities. Our insider trading policy expressly prohibits short sales of our stock by our executive officers, directors, employees and certain designated consultants and contractors. Our insider trading policy also expressly prohibits purchases or sales of puts, calls or other derivative securities of the Company or any derivative securities or any hedging transactions that provide the economic equivalent of ownership.

Clawback Policy

In October of 2023, we adopted a clawback policy intended to comply with the requirements of Nasdaq Listing Standard 5608 implementing Rule 10D-1 under the Exchange Act. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will seek to recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered executive, including our named executive officers, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

Director Compensation

Outside Director Compensation Policy

We adopted a policy for compensating our non-employee directors with a cash retainer for service on the Board and for service on each committee on which the director is a member. The chairman of each committee receives a higher retainer for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment is prorated for any portion of such quarter that the director is not serving on our Board. The Compensation Committee periodically reviews compensation paid to our non-employee directors, considering input from the Compensation Committee's independent compensation consultant, and makes recommendations for adjustments, as appropriate, to the full Board. In January 2024, the Board approved changes to the outside director compensation program as reflected below in order to maintain compensation levels for our non-employee directors that are at the 50th percentile of our peer companies. The fees payable to non-employee directors for service on the Board and for service on each committee of the Board on which the director was or is a member in 2023 and 2024 are as follows:

	2023 Annual Retainer	2024 Annual Retainer
Board of Directors:		
All non-employee directors	$40,000	$45,000
Additional retainer for Non-Executive Chairman of the Board	$30,000	$35,000
Audit Committee:		
Chairman	$15,000	$20,000
Non-Chairman members	$ 7,500	$10,000

	2023 Annual Retainer	2024 Annual Retainer
Compensation Committee:		
Chairman	$13,500	$15,000
Non-Chairman members	$ 6,750	$ 7,500
Nominating Committee:		
Chairman	$10,000	$10,000
Non-Chairman members	$ 5,000	$ 5,000
Science Committee:		
Chairman	$13,500	$15,000
Non-Chairman members	$ 6,750	$ 7,500

We also reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending any in-person Board and committee meetings.

Pursuant to our director compensation policy, directors are given the opportunity to elect to receive all or a portion of their retainer and committee fees in the form of an equity award of: (a) unrestricted shares having a grant date fair value equal to the amount (or portion thereof) of such retainer and committee fees or (b) fully vested stock options to purchase common stock based on the Black-Scholes option-pricing model as of the date of grant. Any such election must be made: (i) for any continuing non-employee director, before the start of the calendar year with respect to any cash compensation for such calendar year and (ii) for any new non-employee director, within 30 days of her or his election to the Board. Any such stock options are fully vested upon grant and expire ten years from the date of grant.

In addition, our director compensation policy provides that each new non-employee director elected to our Board receives an initial, one-time stock option grant to purchase 73,400 (increased to 89,400 beginning in 2024) shares of our common stock (the "Initial Award"), which vests in equal monthly installments over three years, subject to continued service as a member of the Board. In addition, each continuing non-employee director, other than a director receiving an Initial Award, receives, at the time of the Company's annual meeting, an annual equity grant of options to purchase 36,700 (increased to 44,700 beginning in 2024) shares of our common stock, which vests in full upon the earlier of the first anniversary of the date of grant or the date of the Company's next annual meeting of stockholders, subject to continued service as a member of the Board through such date. This program is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors' interests with those of our stockholders.

Fiscal Year 2023 Director Compensation Table

The table below shows all compensation paid to or earned in 2023 by our non-employee directors. Executives who serve as directors do not receive any compensation for service as a director. The compensation received by Mr. Robbins for his service to us during 2023 as our Chief Executive Officer is presented in the 2023 Summary Compensation Table in "Executive Compensation" below.

Name	Fees Earned or Paid In Cash ($)[1]	Option Awards ($)[2][3]	Total ($)
Chris Cain, Ph.D.[4]	$56,875	$284,487	$341,362
Karen Ferrante, M.D.	$55,878	$284,487	$340,365
Peter Harwin[4]	$80,063	$284,487	$364,550
Arlene M. Morris	$61,000	$284,487	$345,487
Matthew E. Ros	$52,201	$284,487	$336,688
Todd Shegog	$61,313	$284,487	$345,800

(1) Amounts represent fees earned in cash for services rendered by each member of the Board. Dr. Ferrante and Mr. Ros elected to receive their cash compensation in the form of fully vested options to purchase our common stock.

(2) Amounts shown reflect the grant date fair value of option awards granted during 2023. The grant date fair value was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("ASC Topic 718"), disregarding the effect of estimated forfeitures related to service-based vesting. See Note 7 to the financial statements in the Company's Annual Report on Form 10-K regarding assumptions we made in determining the fair value of option awards.

(3) As of December 31, 2023, our non-employee directors held outstanding options to purchase the following number of shares of common stock: Dr. Cain – 134,565, Dr. Ferrante – 207,063, Mr. Harwin – 134,565, Ms. Morris – 138,148, Mr. Ros – 195,409 and Mr. Shegog – 127,400.

(4) All or a portion of such director's fees is remitted directly to Fairmount and such director is obligated to turn over to Fairmount any net cash or stock received from the options pursuant to their arrangement with Fairmount. The director disclaims beneficial ownership of the options and underlying shares.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Environmental, social and governance ("ESG") matters are a priority to us. Our Nominating Committee oversees this commitment, our ESG initiatives and progress towards related goals and targets. Our current ESG focus areas are as follows:

Our Patients

Our mission is to deliver the next best-in-class therapy for patients with genetically defined diseases – to move beyond incremental improvements and solely treating symptoms, to address the real causes of disease. We are methodical, rational and intentional in our approach to identify pragmatic solutions to complex health challenges with the goal of restoring health and allowing patients to live better, longer lives. In pursuing our mission, patient safety is of the utmost importance. We follow the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use ("ICH") guidelines on Good Clinical Practice ("GCP") and the ethical principles that have their origin in the Declaration of Helsinki in designing and conducting our clinical trials. Our protocols are approved by national and local bodies and all of our participants undergo thorough and informed consent processes. Furthermore, we provide travel reimbursement to help reduce barriers so that patients with diverse backgrounds are able to participate in our clinical trials.

Our Diverse Workforce

We believe that our future success largely depends upon our continued ability to attract and retain a diverse group of highly skilled employees. As of March 31, 2024, women comprise approximately 60% of our total employee population and approximately 47% of our employee leaders at the level of Vice President or above. We do not ask our employees to self-identify by race or ethnicity and therefore do not maintain metrics on this information. We provide our employees with competitive salaries and bonuses, opportunities for equity ownership, development programs that enable continued learning and growth and a robust employment package that promotes well-being across all aspects of their lives, including health care, retirement planning and paid time off.

Our Environment

We currently lease our office facilities and lab spaces. Nonetheless, we periodically review our environmental impact and consider opportunities to optimize our operations. We are committed to the responsible management of hazardous materials and lab waste and have various initiatives in place to foster a more sustainable and safer environment. Our corporate headquarters are located at 275 Wyman St. in Waltham, Massachusetts, which has a LEED Platinum certification. Our research team and laboratory facilities are located at 4840 Pearl East Circle in Boulder, Colorado, which is Boulder's first LEED-EB (Existing Building) certified building. Our Boulder research facility uses a system that recovers energy from the lab exhaust to precondition the air supplied to the labs thereby reducing the energy needed to heat and cool them. At both of our facilities, we have implemented robust composting and recycling programs, including recycling of lab specific plastic waste streams in Boulder that are not accepted by the municipal program, and we aim to reduce our water use and consumption of single-use plastics. We also provide certain commuter benefits, including bike-to-work and public transportation subsidies, and have a flexible work-from-home program for certain roles to help reduce carbon emissions.

Our Community

We are committed to the communities in which we operate. The Company and our employees participate in multiple charitable endeavors each year. We also believe it is important to invest in the next generation of scientists, and we have engaged with local schools and students in the Boston and Boulder areas to facilitate interest in the science and technology fields.

EXECUTIVE OFFICERS

Biographical and other information regarding our executive officers is set forth below. There are no family relationships among any of our directors or executive officers.

Name	Age (as of April 23, 2024)	Position
Andrew Robbins[1]	48	Chief Executive Officer, President and Director
John Green	43	Chief Financial Officer
Evan Kearns	43	Chief Legal Officer and Corporate Secretary
John Robinson, Ph.D.	50	Chief Scientific Officer
Jessica Sachs, M.D.	49	Chief Medical Officer

(1)   For Mr. Robbins's biographical information, see "Information Regarding Director Nominees and Continuing Directors" above.

John Green. Mr. Green has served as our Chief Financial Officer, principal accounting officer and principal financial officer since July 2020. Prior to his promotion, Mr. Green was our Vice President of Finance and Controller from April 2018 to June 2020. Mr. Green brings nearly 20 years of strategic finance and accounting experience to his position, nearly half of which has been in the biotechnology industry for both public and private companies. Prior to joining the Company, Mr. Green served as Principal Accounting Officer at Merrimack Pharmaceuticals, Inc. (Nasdaq: MACK), a biopharmaceutical company, from March 2017 to June 2018. From November 2015 to March 2017, he served as the Controller at Fractyl Laboratories, Inc., a medical technology company. From June 2014 to November 2015, Mr. Green served as Director of Accounting at Dicerna Pharmaceuticals, Inc. (formerly, Nasdaq: DRNA), a biopharmaceutical company. Mr. Green is a Chartered Professional Accountant and holds a B.S. in Chemistry and Biology from Acadia University.

Evan Kearns. Mr. Kearns has served as our Chief Legal Officer and Corporate Secretary since May 2021 and is responsible for the Company's legal and compliance functions. Mr. Kearns has over 17 years of experience in and serving the biotechnology industry. Prior to joining the Company, Mr. Kearns served as Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer at Agenus Inc. (Nasdaq: AGEN), a biotechnology company, from July 2018 to April 2021, where he was responsible for corporate and securities law matters, as well as M&A, financing and licensing transactions and corporate governance matters. From December 2017 to July 2018, he served as Vice President, Associate General Counsel at Agenus in a similar capacity. Before joining Agenus, he served as a life sciences corporate associate in the Boston office of Goodwin Proctor LLP, an international law firm. Mr. Kearns received his J.D. from the University of Toledo College of Law and his B.A. in Economics from Colby College.

John Robinson, Ph.D. Dr. Robinson has served as our Chief Scientific Officer since April 2021. He has over 20 years of small molecule drug discovery experience. Prior to joining the Company, Dr. Robinson served as Vice President of Medicinal Chemistry at Pfizer Boulder Research and Development, a drug discovery and development center, from July 2019 to March 2021, where he was responsible for leading the medical chemistry small molecule research team. From December 2002 to July 2019, he served in a variety of scientific and leadership positions at Array BioPharma Inc., a biopharmaceutical company, including most recently, as Executive Director and Head of Chemistry. Dr. Robinson received his B.S. in Biochemistry from Indiana University of Pennsylvania and his Ph.D. in Synthetic Organic Chemistry from the University of Delaware.

Jessica Sachs, M.D. Dr. Sachs has served as our Chief Medical Officer since June 2019. Prior to assuming this role, she served as our Vice President of Clinical Sciences from April 2017 to June 2019, and she was responsible for the clinical development strategy and medical and translational oversight of the Cogent portfolio. Dr. Sachs has over 20 years of experience in oncology and pediatrics. From 2012 to April 2017, Dr. Sachs served as Senior Medical Director of Clinical Research at Takeda Pharmaceutical Company Limited (NYSE: TAK), a global biopharmaceutical company, where she led multiple clinical programs in oncology and transplantation. From 2010 to 2012, Dr. Sachs was Associate Director at Genzyme Corporation, a biotechnology company, where she was responsible for post-marketing safety surveillance and risk management activities for a variety of oncology products. Dr. Sachs has been a faculty member of the Harvard Medical School since 2007 and is an Assistant in Pediatrics in the Division of Pediatric Hematology/Oncology at the Massachusetts General Hospital. She completed her fellowship in pediatric hematology and oncology at the Dana Farber Cancer Institute and Children's Hospital Boston. Dr. Sachs received her M.D. from Washington University in St. Louis and her B.S. from Duke University.

EXECUTIVE COMPENSATION

In accordance with SEC transition rules, in this Proxy Statement, we are continuing to provide executive compensation disclosures under the SEC's scaled disclosure framework. Accordingly, our reporting obligations with respect to our named executive officers ("NEOs") extend only to the individuals who served as the principal executive officer and the next two most highly compensated executive officers as of the end of the prior fiscal year, as well as up to two additional individuals for whom disclosure would have been provided based on their compensation levels but for the fact that the individual was not serving as an executive officer at the end of the prior fiscal year. Our NEOs for 2023, which consist of our principal executive officer and the next two most highly compensated executive officers, are:

- Andrew Robbins, our Chief Executive Officer;
- Jessica Sachs, M.D., our Chief Medical Officer; and
- John Robinson, Ph.D., our Chief Scientific Officer.

2023 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our NEOs for 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Andrew Robbins	2023	656,098	393,659	4,962,615	1,873,200	13,200	7,898,772
Chief Executive Officer	2022	624,283	344,920	3,409,773	—	12,200	4,391,176
Jessica Sachs, M.D.	2023	507,150	253,575	1,512,416	713,600	13,200	2,999,941
Chief Medical Officer	2022	482,558	177,744	1,235,425	—	12,200	1,907,927
John Robinson, Ph.D.	2023	491,130	245,565	1,512,416	713,600	13,200	2,975,911
Chief Scientific Officer	2022	454,178	167,348	1,235,425	—	12,200	1,869,151

(1) Amounts reflect the grant-date fair value of option awards granted in 2023 and 2022 in accordance with ASC Topic 718 disregarding the effect of any estimated forfeitures related to service-vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 7 to the financial statements in the Company's Annual Report on Form 10-K. These amounts do not correspond to the actual value that may be recognized by the executives upon exercise of the options.

(2) Amounts reflect the grant-date fair value of performance-based restricted stock units ("PSUs") granted in 2023 in accordance with ASC Topic 718. For information regarding assumptions underlying the valuation of equity awards, see Note 7 to the financial statements in the Company's Annual Report on Form 10-K and the narrative discussion below. These amounts do not correspond to the actual value that may be recognized by the executives upon vesting of the awards. The value of the PSU awards granted in 2023, assuming achievement of the maximum performance level of 200%, would have been: Mr. Robbins, $7,463,400; Dr. Sachs, $2,843,200; and Dr. Robinson, $2,843,200.

(3) Represents the value of 401(k) contributions made by the Company.

Narrative to Summary Compensation Table

Our Board and Compensation Committee review compensation practices and philosophy annually for all employees, including our executives. In setting executive base salaries and bonuses and granting equity incentive awards, they consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short-and long-term results that are in the best interests of our stockholders and our desire to incentivize a long-term commitment to our Company. We generally target the 50th percentile of our peer group, based on independent third-party benchmark analytics to inform the mix of compensation of base salary, bonus and long-term incentives.

Our Compensation Committee is responsible for approving all executive compensation matters, and in the case of our CEO, recommends to the Board for approval, as appropriate. Our Compensation Committee typically reviews and discusses management's proposed compensation with the CEO for all executives other than the CEO. Based on those discussions and its discretion, taking into account the factors noted above, the Compensation Committee then determines the compensation for each executive officer, and in the case of the CEO, recommends to the Board for approval, as appropriate. In 2023, the Compensation Committee retained the services of Compensia as its external compensation consultant, and the Board and the Compensation Committee considered Compensia's input on certain compensation matters as they deemed appropriate.

Annual Base Salary

Each named executive officer's base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our Board taking into account each individual's role, responsibilities, skills and experience. Base salaries for our named executive officers are reviewed annually by our Compensation Committee, typically in connection with our annual performance review process, and adjusted from time to time, based on the recommendation of the Compensation Committee, to realign salaries with market levels after taking into account individual responsibilities, performance and experiences.

Cash Bonus

Our Board or Compensation Committee may approve annual bonuses for our named executive officers based on Company performance as compared to the goals and objectives established by the Board at the beginning of each year or as otherwise determined appropriate. Cash bonuses for the 2023 performance year were funded at 125% of target based on achievement of nearly all target and stretch goals in 2023. This was particularly driven by strong, accelerated enrollment across all three of the Company's bezuclastinib clinical trials and the associated presentation of clinical data, as well as the Company's strong cash position and the progress of the Cogent Research Team.

Long-Term Equity Incentives

Our equity grant program is intended to align the interests of our named executive officers with those of our stockholders and to motivate them to make important contributions to our performance. We generally grant annual equity awards in the first quarter of each year. In February 2023, the Compensation Committee noted that our named executive officers' existing long-term equity incentives were close to the 25th percentile of our peer group. After reviewing the Company's performance in 2022 and the fact that the Company's stock price performance over the course of the year was the highest in its peer group, the Compensation Committee decided to target long-term equity grants for the year above the 50th percentile, in the form of two separate awards: an annual stock option grant and a one-time grant of PSUs. In February 2023, we made grants of stock options to each of our named executive officers at the 50th percentile of our peer group. At the same time, the Board approved one-time PSU grants to our named executive officers in the aggregate of up to 1,480,000 PSUs under the 2018 Plan, which grants were subject to forfeiture in the event that the Company's stockholders did not approve the amendment and restatement of the 2018 Plan at our 2023 Annual Meeting of Stockholders. On June 7, 2023, stockholders approved the amendment and restatement of the 2018 Plan and a grant date was established for accounting purposes for these PSUs in accordance with ASC Topic 718 Compensation. Our named executive officers can earn between 0% and 200% of the target amount of their PSU award based on achievement of specified stock price hurdles and/or research and development milestones over a three-year performance period ending in February 2026. Any PSUs earned during the performance period will vest, if at all, in a single tranche in February 2026 subject to continued employment. The PSUs were considered a one-time award as part of an incentive and retention program for the Company's senior leadership team through an important three-year period, and the Board believes that the PSU program is closely aligned with stockholder interests given that the vast majority of the program is directly tied to significant stock price appreciation. The grant date fair values of these equity awards are set forth in the "2023 Summary Compensation Table" above and the number of shares underlying such awards and the vesting terms of such awards are set forth in the "Outstanding Equity Awards at 2023 Fiscal Year End Table" below.

Outstanding Equity Awards at 2023 Fiscal Year End Table

The following table sets forth information regarding outstanding equity awards at the end of 2023 for each of our NEOs.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Andrew Robbins	10/23/2020	1,472,979	387,626[1]	11.16	10/22/2030	—	—
	12/07/2020	342,520	114,173[1]	12.76	12/06/2030	—	—
	02/10/2021	223,267	91,933[2]	10.17	02/09/2031	—	—
	01/25/2022	330,625	359,375[2]	7.60	01/24/2032	—	—
	02/13/2023	109,375	415,625[2]	13.63	02/12/2033	—	—
	06/07/2023	—				420,000[3]	2,469,600[4]
Jessica Sachs, M.D.	05/07/2020	99,472	—	1.67	05/06/2030	—	—
	02/01/2021	283,333	116,667[1]	9.10	01/31/2031	—	—
	02/10/2021	89,604	36,896[2]	10.17	02/09/2031	—	—
	01/25/2022	119,792	130,208[2]	7.60	01/24/2032	—	—
	02/13/2023	33,333	126,667[2]	13.63	02/12/2033		
	06/07/2023	—				160,000[3]	940,800[4]
John Robinson, Ph.D. . . .	03/31/2021	343,750	156,250[1]	8.78	03/30/2031	—	—
	01/25/2022	119,792	130,208[2]	7.60	01/24/2032	—	—
	02/13/2023	33,333	126,667[2]	13.63	02/12/2033		
	06/07/2023	—				160,000[3]	940,800[4]

(1) Stock options vest over four years, with 25% of the shares vesting on the first anniversary of the grant date, and the remaining shares vesting in 36 equal monthly installments thereafter, subject to continuous service with us.

(2) Stock options vest in equal monthly installments over a four-year period, subject to continuous service with us.

(3) Represent the achievement of the target amount of each PSU award based on achievement of the specified stock price hurdles and/or research and development milestones over a three-year performance period ending February 2026. Any PSUs earned during the performance period will vest, if at all, in a single tranche in February 2026, subject to continuous service with us.

(4) The market value of unvested shares is calculated by multiplying the number of unvested shares by the closing market price of our common stock on Nasdaq on December 29, 2023, the last trading day of the year, which was $5.88 per share.

Employment Arrangements with our Named Executive Officers

We have entered into employment agreements with each of our named executive officers. Each of our named executive officers is employed at will.

Andrew Robbins. Mr. Robbins's employment agreement provides for "at will" employment. Pursuant to the terms of his employment agreement, Mr. Robbins is entitled to an annual base salary, which was set at $656,098 for 2023. Mr. Robbins was also eligible for annual incentive compensation targeted at 60% of his base salary in 2023. Mr. Robbins is eligible to participate in the employee benefit plans generally available to full-time employees, subject to the terms of those plans. Pursuant to the terms of his employment agreement, if Mr. Robbins's employment is terminated by the Company without cause (as defined in his employment agreement) or by Mr. Robbins for good reason (as defined in his employment agreement), Mr. Robbins will receive any base salary through the date of termination, unpaid expense reimbursements, unused vacation accrued through the date of termination and any vested benefits under any employee benefit plan through the date of termination. Additionally, subject to Mr. Robbins's execution of a release of potential claims against the Company, Mr. Robbins will be entitled to receive: (i) a lump sum in cash in an amount equal to 12 months of base salary, (ii) a monthly cash payment for 12 months for medical and dental benefits or Mr. Robbins's COBRA health continuation period, whichever ends earlier, (iii) a lump sum in cash in an amount equal to 100% of Mr. Robbins's target bonus for the then-current year and (iv) acceleration of vesting on any time-based options in which Mr. Robbins would have vested if he had remained employed for an additional 12 months. However, in the event that Mr. Robbins's employment is terminated by the Company without cause, or Mr. Robbins terminates his employment with the Company for good reason, in either case for a period of 90 days prior to or 12 months following the occurrence of a change in control (as defined in his employment agreement), in lieu of the severance payments and benefits described in the preceding sentence and subject to Mr. Robbins's execution of a release of potential claims against the Company, Mr. Robbins will be entitled to receive: (i) a lump sum in cash in an amount equal to 18 months of base salary, (ii) a lump sum in cash in an amount equal to 150% of Mr. Robbins's target bonus for the then-current year, (iii) a monthly cash payment for 18 months for medical and dental benefits or Mr. Robbins's COBRA health continuation period, whichever ends earlier and (iv) acceleration of vesting on any options.

Jessica Sachs, M.D. Dr. Sachs's employment agreement provides for "at will" employment. Pursuant to the terms of her employment agreement, Dr. Sachs is entitled to an annual base salary, which was set at $507,150 for 2023. Dr. Sachs was also eligible for annual incentive compensation targeted at 40% of her base salary in 2023. Dr. Sachs is eligible to participate in the employee benefit plans generally available to full-time employees, subject to the terms of those plans. Pursuant to the terms of her employment agreement, if Dr. Sachs's employment is terminated by us without cause (as defined in her employment agreement) or by Dr. Sachs for good reason (as defined in her employment agreement), Dr. Sachs will receive any base salary through the date of termination, unpaid expense reimbursements, unused vacation accrued through the date of termination and any vested benefits under any employee benefit plan through the date of termination. Additionally, subject to Dr. Sachs's execution of a release of potential claims against us, Dr. Sachs will be entitled to receive: (i) a lump sum in cash in an amount equal to 12 months of base salary, (ii) a monthly cash payment for nine months for medical and dental benefits or Dr. Sachs's COBRA health continuation period, whichever ends earlier, (iii) a lump sum in cash in an amount equal to Dr. Sachs' target bonus for the then-current year pro-rated based on the portion of the year that Dr. Sachs was employed, and (iv) acceleration of vesting on any time-based equity awards in which Dr. Sachs would have vested if she had remained employed for an additional nine months. However, in the event that Dr. Sachs's employment is terminated by us without cause, or Dr. Sachs terminates her employment with us for good reason, in either case within 12 months following the occurrence of a change in control (as defined in her employment agreement), in lieu of the severance payments and benefits described in the preceding sentence and subject to Dr. Sachs's execution of a release of potential claims against us, Dr. Sachs will be entitled to receive: (i) a lump sum in cash in an amount equal to 12 months of base salary, (ii) a lump sum in cash in an amount equal to 100% of Dr. Sachs's target bonus for the then-current year, (iii) a monthly cash payment for 12 months for medical and dental benefits or Dr. Sachs's COBRA health continuation period, whichever ends earlier and (iv) acceleration of vesting on all equity awards.

John Robinson, Ph.D. Dr. Robinson's employment agreement provides for "at will" employment. Pursuant to the terms of his employment agreement, Dr. Robinson is entitled to an annual base salary, which was set at $491,130 for 2023. Dr. Robinson was also eligible for annual incentive compensation targeted at 40% of his base salary in 2023. Dr. Robinson is eligible to participate in the employee benefit plans generally available to full-time employees, subject to the terms of those plans. Pursuant to the terms of his employment agreement, if Dr. Robinson's employment is terminated by us without cause (as defined in his employment agreement) or by Dr. Robinson for good reason (as defined in his employment agreement), Dr. Robinson will receive any base salary through the date of termination, unpaid expense reimbursements, unused vacation accrued through the date of termination and any vested benefits under any employee benefit plan through the date of termination. Additionally, subject to Dr. Robinson's execution of a release of potential claims against us, Dr. Robinson will be entitled to receive: (i) a lump sum in cash in an amount equal to 12 months of base salary, (ii) a monthly cash payment for nine months for medical and dental benefits or Dr. Robinson's COBRA health continuation period, whichever ends earlier, (iii) a lump sum in cash in an amount equal to Dr. Robinson's target bonus for the then-current year pro-rated based on the portion of the year that Dr. Robinson was employed, and (iv) acceleration of vesting on any time-based equity awards in which Dr. Robinson would have vested if he had remained employed for an additional nine months. However, in the event that Dr. Robinson's employment is terminated by us without cause, or Dr. Robinson terminates his employment with us for good reason, in either case within 12 months following the occurrence of a change in control (as defined in his employment agreement), in lieu of the severance payments and benefits described in the preceding sentence and subject to Dr. Robinson's execution of a release of potential claims against us, Dr. Robinson will be entitled to receive: (i) a lump sum in cash in an amount equal to 12 months of base salary, (ii) a lump sum in cash in an amount equal to 100% of Dr. Robinson's target bonus for the then-current year, (iii) a monthly cash payment for 12 months for medical and dental benefits or Dr. Robinson's COBRA health continuation period, whichever ends earlier and (iv) acceleration of vesting on all equity awards.

Additional Narrative Disclosure

401(k) Plan

We maintain the Cogent Biosciences, Inc. 401(k) Plan, a tax-qualified retirement plan for our employees. The 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Service Code of 1986, as amended, so that contributions to the 401(k) Plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made. Under the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) Plan. We currently match 100% of an employee's contributions to the 401(k) Plan up to 4% of an employee's compensation.

Health and Welfare Benefits

All of our full-time employees, including our executive officers, are eligible to participate in certain medical, disability and life insurance benefit programs offered by us. We pay the premiums for term life insurance and long-term disability for all of our employees, including our executive officers. We also provide all employees, including executive officers, with a flexible spending account plan, an employee stock purchase plan and paid time off benefits, including vacation, sick time and holidays. We do not sponsor any qualified or non-qualified defined benefit plans for any of our employees or executives.

Other Retirement Benefits

We do not maintain any defined benefit pension plans. In 2021, we adopted a nonqualified deferred compensation plan pursuant to which eligible participants, including our executive officers, may elect to defer a portion of their eligible compensation. None of the NEOs participated in the plan during 2023.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company.

Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On Total Shareholder Return ("TSR")[5]	Net Loss (in thousands)[6]
2023	$7,898,772	$ (201,504)	$2,987,926	$ 473,046	$ 68.53	$(192,410)
2022	$4,391,176	$9,821,916	$1,888,539	$3,210,146	$134.73	$(140,241)

[1]   The dollar amounts reported are the amounts of total compensation reported in our Summary Compensation Table.

[2]   The dollar amounts reported represent the amount of "compensation actually paid," as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amount of compensation earned or paid during the applicable year. In accordance with SEC rules, these amounts reflect the amounts reported in the "Total" column of the Summary Compensation Table for each year, adjusted as shown below. Equity values are calculated in accordance with ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Compensation Actually Paid to PEO	**2023**	**2022**
Summary Compensation Table Total	$ 7,898,772	$ 4,391,176
Less, value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	(6,835,815)	(3,409,773)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	2,261,014	4,332,121
Plus, fair value as of vesting date of equity awards granted and vested in the year	802,896	1,140,071
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	(3,940,964)	2,664,420
Plus (less), change in fair value from prior fiscal year end to vesting date of equity awards granted in prior years that vested in the year	(387,407)	703,901
Less, prior year-end fair value for any equity awards forfeited in the year	—	—
Compensation Actually Paid to PEO	$ (201,504)	$ 9,821,916

[3]   The dollar amounts reported represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding our CEO) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding our CEO) included for purposes of calculating the average amounts in each applicable year are Drs. Sachs and Robinson for both 2023 and 2022.

[4]   The dollar amounts reported represent the average amount of "compensation actually paid" to the NEOs as a group (excluding our CEO), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding our CEO) during the applicable year. In accordance with the SEC rules, these amounts reflect "Total" as set forth in the Summary Compensation Table for each year, adjusted as shown below. Equity values are calculated in accordance with ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant.

Average Compensation Actually Paid to Non-PEO NEOs	2023	2022
Average Summary Compensation Table Total	$ 2,987,926	$ 1,888,539
Less, average value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	(2,226,016)	(1,235,425)
Plus, average year-end fair value of outstanding and unvested equity awards granted in the year	734,352	1,569,606
Plus, average fair value as of vesting date of equity awards granted and vested in the year	244,689	413,073
Plus (less), average year over year change in fair value of outstanding and unvested equity awards granted in prior years	(1,178,908)	602,796
Plus (less), average change in fair value from prior fiscal year end to vesting date of equity awards granted in prior years that vested in the year	(88,997)	(28,443)
Less, prior year-end fair value for any equity awards forfeited in the year	—	—
Average Compensation Actually Paid to Non-PEO NEOs	$ 473,046	$ 3,210,146

5   Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's stock price at the end and the beginning of the measurement period by the Company's stock price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2021.

6   The dollar amounts reported represent the amount of net loss reflected in the Company's audited financial statements for the applicable year.

Analysis of the Information Presented in the Pay versus Performance Table

Our executive compensation program reflects a variable pay-for-performance philosophy. While we utilize several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR



Compensation Actually Paid and Net Loss



CERTAIN INFORMATION ABOUT OUR COMMON STOCK

Security Ownership of Certain Beneficial Owners and Management

The following table presents information regarding beneficial ownership of our common stock as of March 19, 2024 (as adjusted to give effect to the Exchange as if it had occurred on March 19, 2024) by:

- each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our outstanding common stock;

- each of our directors and nominees;

- each of our NEOs; and

- all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares of common stock over which the individual or entity has sole or shared voting power or investment power as well as any shares of common stock that the individual or entity has the right to acquire within 60 days after March 19, 2024. To our knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

The percentage ownership information shown in the column titled "Percentage of Shares Beneficially Owned" in the table below is based on 95,613,396 shares of our common stock outstanding, which is the number of shares of common stock outstanding as of March 19, 2024 as adjusted to give effect to the Exchange as if it had occurred on March 19, 2024 (plus, as to any particular beneficial owner, any shares as to which such person has the right to acquire beneficial ownership within 60 days thereafter). Due to the Series B Conversion Limitations, shares of common stock underlying shares of Series B Preferred Stock have been excluded from beneficial ownership set forth below. Unless otherwise indicated, the address of each beneficial owner listed in this table is the Company's address set forth on the first page of this Proxy Statement.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:		
Entities affiliated with FMR LLC [1]	10,636,187	11.12%
Entities affiliated with Fairmount Funds Management LLC [2]	9,986,556	9.90%
Entities affiliated with Kynam Capital Management, LP [3]	8,508,139	8.90%
Entities affiliated with Venrock Healthcare Capital Partners II, L.P. [4]	6,891,917	7.08%
Entities affiliated with BlackRock, Inc. [5]	6,755,584	7.07%
Entities affiliated with Commodore Capital LP [6]	6,400,837	6.65%
Entities affiliated with TCG Crossover Fund I, L.P. [7]	6,214,375	6.50%
Entities affiliated with Point72 Asset Management, L.P. [8]	5,029,148	5.26%
Named Executive Officers, Directors and Nominees:		
Andrew Robbins [9]	2,895,160	2.94%
John Robinson, Ph.D. [9]	594,792	*
Jessica Sachs, M.D. [10]	737,924	*
Chris Cain, Ph.D. [11]	97,865	*
Karen Ferrante, M.D. [9]	176,874	*
Peter Harwin [11]	97,865	*
Arlene M. Morris [9]	101,448	*
Matthew E. Ros [9]	161,760	*
Todd Shegog [9]	90,700	*
All current executive officers and directors as a group (11 persons) [12]	6,012,960	5.92%

* Represents beneficial ownership of less than one percent.

(1) Based on Company records and the Schedule 13G filed by FMR LLC ("FMR") and Abigail P. Johnson with the SEC on February 9, 2024, and consists of shares held by funds and accounts that are managed by direct or indirect subsidiaries of FMR. Ms. Johnson is a director, the Chairman and Chief Executive Officer of FMR. Members of the Johnson family, including Ms. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. FMR and Ms. Johnson have the sole voting and investment power over the shares. The business address of each person and entity listed above is 245 Summer Street, Boston, MA 02210.

(2) Based on the Schedule 13D/A filed by Fairmount with the SEC on April 1, 2024. Includes (i) 4,725,641 shares held by Fairmount Healthcare Fund II LP ("Fund II") and (ii) approximately 5,260,915 shares issuable upon the conversion of approximately 21,044 shares of Series A Preferred Stock held by Fund II. Excludes approximately 11,592,585 shares issuable upon conversion of (i) approximately 46,370 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 9.9% of the outstanding shares and (ii) 1,500,000 shares issuable upon the conversion of 1,500 shares of Series B Preferred Stock, the conversion of which is subject to the Series B Conversion Limitations (including a beneficial ownership limitation of 9.9% of the outstanding shares). Fairmount Healthcare Fund II GP LLC is the general partner of Fund II. Fairmount provides discretionary investment management services to qualified investors through its private pooled investment vehicles, including Fund II. Fairmount, as the investment manager, along with Fairmount Healthcare Fund II GP LLC, as the general partner, exercise shared voting and investment power over the shares held by Fund II. The address for the entities listed above is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(3) Based on Company records. Consists of (i) 7,377,116 shares held by Kynam Global Healthcare Master Fund, LP ("Kynam"), (ii) 712,473 shares held by Crestline Summit Master, SPC—Peak SP ("Crestline PEAK") and (iii) 418,550 shares held by Crestline Summit Master, SPC—Crestline Summit APEX SP ("Crestline APEX"). Excludes 350,000 shares issuable upon the conversion of 350 shares of Series B Preferred Stock, the conversion of which is subject to the Series B Conversion Limitations (including a beneficial ownership limitation of 9.9% outstanding shares). Yue Tang as the managing member of Kynam holds shared investment and voting power with respect to the shares held by Kynam. The principal business address of Kynam and Mr. Tang is 221 Elm Rd., Princeton, NJ 08540. Melinda Lilly as the managing director of Crestline PEAK and Crestline APEX holds shared investment and voting power with respect to the shares held by such entities. The principal business address of the Crestline entities and Ms. Lilly is 201 Main Street 1100, Fort Worth, TX 76102.

(4) Based on Company records. Consists of (i) 1,952,057 shares held by Venrock Healthcare Capital Partners EG, L.P. ("VHCPEG"), (ii) 2,056,591 shares held by Venrock Healthcare Capital Partners III, L.P. ("VHCP3"), (iii) 1,007,750 shares issuable upon the conversion of approximately 4,031 shares of Series A Preferred Stock held by VHCP3, (iv) 205,807 shares held by VHCP Co-Investment Holdings III, LLC ("VHCPCo3"), (v) 100,500 shares issuable upon the conversion of approximately 402 shares of Series A Preferred Stock held by VHCPCo3, (vi) 650,793 shares held by Venrock Healthcare Capital Partners II, L.P. ("VHCP2"), (vii) 466,000 shares issuable upon the conversion of approximately 1,864 shares of Series A Preferred Stock held by VHCP2, (viii) 263,919 held by VHCP Co-Investment Holdings II, LLC ("VHCPCo2") and (ix) 188,500 shares issuable upon the conversion of approximately 754 shares of Series A Preferred Stock held by VHCPCo2. Excludes 555,000 shares issuable upon the conversion of 555 shares of Series B Preferred Stock, the conversion of which is subject to the Series B Conversion Limitations (including a beneficial ownership limitation of 9.9% of the outstanding shares). VHCP Management III, LLC ("VHCPM3") is the sole general partner of VHCP3 and the sole manager of VHCPCo3. VHCP Management II, LLC ("VHCPM2") is the sole general partner of VHCP2 and the sole manager of VHCPCo2. VHCP Management EG, LLC ("VHCPM EG") is the sole general partner of VHCPEG. Dr. Bong Koh and Nimish Shah are the voting members of VHCPM2, VHCPM3 and VHCPM EG. Each of the persons and entities

above share voting and dispositive power with respect to the Company's securities. The principal business address of these persons and entities is 7 Bryant Park, 23rd Floor, New York, NY 10018.

(5) Based on the Schedule 13G/A filed by BlackRock, Inc. ("BlackRock") with the SEC on January 26, 2024. Blackrock holds sole voting power with respect to 6,638,210 shares and sole dispositive power with respect to 6,755,584 shares. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

(6) Based on Company records. Consists of (i) 5,794,777 shares held by Commodore Capital Master LP ("Commodore Capital") and (ii) 606,060 shares issuable upon the exercise of pre-funded warrants held by Commodore Capital. Excludes 5,175,000 shares issuable upon the conversion of 5,175 shares of Series B Preferred Stock, the conversion of which is subject to the Series B Conversion Limitations (including a beneficial ownership limitation of 9.99% of the outstanding shares). Commodore Capital LP is the investment manager to Commodore Capital and may be deemed to beneficially own the shares held by Commodore Capital. Michael Kramarz and Robert Egen Atkinson are the managing partners of Commodore Capital LP and exercise investment discretion with respect to these shares. The principal business address of Commodore Capital LP and Commodore Capital is 444 Madison Avenue, 35th Floor, New York, NY 10022.

(7) Based on Company records. Consists of (i) 6,214,375 shares of Common Stock held by TCG Crossover Fund I, L.P. ("TCG Fund"). Excludes 750,000 shares issuable upon the conversion of 750 shares of Series B Preferred Stock, the conversion of which is subject to the Series B Conversion Limitations (including a beneficial ownership limitation of 9.9% of the outstanding shares). TCG Crossover GP I, LLC is the general partner of TCG Fund and Chen Yu is the sole managing member of TCG Crossover GP I, LLC. Each of the persons and entities above share voting and dispositive power with respect to the Company's securities. The principal business address of these persons and entities is 705 High Street, Palo Alto, CA 94301.

(8) Based on Company records. Consists of 5,029,148 shares held by Point72 Associates, LLC ("Point72 Associates"). Excludes 6,000,000 shares issuable upon the conversion of 6,000 shares of Series B Preferred Stock, the conversion of which is subject to the Series B Conversion Limitations (including a beneficial ownership limitation of 9.9% of the outstanding shares). Pursuant to an investment management agreement, Point72 Asset Management, L.P. ("Point72 Asset Management") holds shared investment and voting power with respect to the shares held by Point72 Associates. Point72 Capital Advisors, Inc. ("Point72 Capital Advisors") is the general partner of Point72 Asset Management and holds shared investment and voting power with respect to the shares held by Point72 Associates. Steven A. Cohen is the sole member of Point72 Capital Advisors and holds shared investment and voting power with respect to the shares held by Point72 Associates. Each of Point72 Asset Management, Point72 Capital Advisors and Mr. Cohen disclaims beneficial ownership of the shares held by Point72 Associates. The principal business address of the person and entities above is c/o Point72, L.P., 72 Cummings Point Road, Stamford, CT 06902.

(9) Consists entirely of shares underlying options exercisable within 60 days of the date of this table.

(10) Consists of 1,296 shares and 736,628 shares underlying options exercisable within 60 days of the date of this table.

(11) Consists entirely of shares underlying options exercisable within 60 days of the date of this table that Dr. Cain and Mr. Harwin hold for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). The options were granted to Dr. Cain and Mr. Harwin in connection with their service as members of our Board. Pursuant to their arrangement with Fairmount, each of Dr. Cain and Mr. Harwin is obligated to turn over to Fairmount any net cash or stock received from the options for the benefit of such Fairmount Fund. Each of Dr. Cain and Mr. Harwin disclaims beneficial ownership of the options and underlying shares.

(12) Consists of 5,137 shares and 6,007,823 shares underlying options exercisable within 60 days of the date of this table.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2023 with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights [1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by stockholders[2]	12,501,891	$ 9.89	4,631,050
Equity compensation plans not approved by stockholders[3]	3,072,005	$10.27	677,995
Total	15,573,896	$ 9.97	5,309,045

(1) The weighted-average exercise price does not take into account shares issuable upon vesting of outstanding PSUs, which have no exercise price.

(2) Includes the following plans: our 2018 Plan and our ESPP, including 71,150 shares subject to purchase thereunder during the purchase periods in effect as of December 31, 2023. Excludes 3,444,970 and 125,000 shares that were added to our 2018 Plan and our ESPP, respectively, on January 1, 2024 pursuant to the evergreen provisions thereunder that provide for automatic annual increases on January 1 of each year during the term of the respective plan equal to 4% of our outstanding shares as of the preceding December 31 (or such lesser amount as approved by the Board), in the case of the 2018 Plan, or the lesser of 125,000 shares, 1% of our outstanding shares as of the preceding December 31, or such lesser amount as approved by the Board, in the case of the ESPP.

(3) Includes the Inducement Plan. The Inducement Plan was adopted by the Board in October 2020. A total of 3,750,000 shares of common stock have been reserved for issuance under the Inducement Plan, subject to adjustment for stock dividends, stock splits or other changes in our common stock or capital structure. The purpose of the Inducement Plan is to secure and retain the services of eligible employees, to provide incentives for such eligible employees to exert maximum efforts for the success of the Company and to provide such eligible employees an opportunity to benefit from increases in value of the Company's common stock through the granting of certain stock awards. The Inducement Plan was approved by our Compensation Committee without stockholder approval pursuant to Nasdaq Listing Rule 5635(c)(4), and is utilized exclusively for the grant of stock awards to individuals who were not previously an employee or non-employee director of the Company (or following a bona fide period of non-employment with the Company) as an inducement material to such individual's entry into employment with the Company, within the meaning of Nasdaq Listing Rule 5635(c)(4). The Inducement Plan is administered by our Compensation Committee. Stock awards under the Inducement Plan may only be granted by: (i) the Compensation Committee, (ii) another committee of the Board composed solely of at least two members of the Board who meet the requirements for independence under the Nasdaq listing rules (the "Independent Directors") or (iii) at the Board level by at least a majority of the Independent Directors (the foregoing subsections (i), (ii) and (iii) are collectively referred to as the "Committee"). The Committee may choose to grant (i) nonstatutory stock options, (ii) stock appreciation rights, (iii) restricted stock awards, (iv) restricted stock unit awards and (v) other stock awards to eligible recipients, with each grant to be evidenced by an award agreement setting forth the terms and conditions of the grant as determined by the Committee in accordance with the terms of the Inducement Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of each transaction or series of similar transactions since January 1, 2022, or any currently proposed transaction, to which we were or are a party in which:

- the amount involved exceeds $120,000; and

- any related person (including our directors, executive officers, beneficial owners of more than 5% of our common stock and any affiliates or members of their immediate family) had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled "Executive Compensation" or that were approved by our Compensation Committee.

Beneficial ownership of securities is determined in accordance with the rules of the SEC.

Related Party Transactions

2024 Private Placement

As discussed above, on February 13, 2024, we entered into the Purchase Agreement for the Private Placement. Seven Purchasers or their affiliates were, or became upon completion of the Private Placement (and subject to stockholder approval of Proposal 5), beneficial holders of more than 5% of our common stock, including Fairmount. Dr. Cain serves as Director of Research at Fairmount and Mr. Harwin is a Managing Member at Fairmount. The table below sets forth the number of shares of common stock and/or Series B Preferred Stock purchased by such holders at the closing of the Private Placement.

Purchaser	Shares of Common Stock Purchased	Shares of Series B Preferred Stock Purchased	Total Cash Purchase Price ($)
Entities affiliated with FMR LLC	5,333,333	—	$39,999,997.50
Entities affiliated with Fairmount Funds Management LLC	1,166,666	1,500	$19,999,995.00
Entities affiliated with Commodore Capital LP	2,125,000	1,875	$30,000,000.00
Entities affiliated with Point72 Asset Management, L.P.	—	1,000	$ 7,500,000.00
Entities affiliated with Kynam Capital Management, LP	316,000	350	$ 4,995,000.00
Entities affiliated with Venrock Healthcare Capital Partners II, L.P. ..	445,000	555	$ 7,500,000.00
Entities affiliated with TCG Crossover Fund I, L.P.	583,333	750	$ 9,999,997.50

In connection with the foregoing, on February 13, 2024, we also entered into a Registration Rights Agreement with the Purchasers (the "Registration Rights Agreement"), pursuant to which we granted the Purchasers certain registration rights with respect to the resale of shares of common stock and shares of common stock issuable upon the conversion of the Series B Preferred Stock. We filed such Registration Statement on Form S-3 with the SEC on March 29, 2024. In addition, we agreed to, among other things, indemnify the Purchasers and each of their respective officers, directors, agents, partners, members, managers, stockholders, affiliates, investment advisors and employees under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to our obligations under the Registration Rights Agreement.

Share Exchange

As discussed above, on March 21, 2024, we entered into the Exchange Agreements pursuant to which the Exchanging Stockholders exchanged an aggregate of 8,300,000 shares of our common stock for an aggregate of 8,300 shares of our Series B Preferred Stock. Of the shares of common stock exchanged for Series B Preferred Stock in the Exchange, 2,125,000 shares of common stock were issued in the Private Placement.

Series B Preferred Stock

Holders of shares of Series B Preferred Stock are entitled to receive dividends on shares of Series B Preferred Stock equal to, on an as-if-converted-to-common stock basis, and in the same form as dividends actually paid on shares of common stock. Except as otherwise required by law, the Series B Preferred Stock does not have voting rights. However, as long as any shares of Series B Preferred Stock are outstanding, we will not, without the affirmative vote of each of the holders of the then outstanding shares of the Series B Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock, or (b) amend the Certificate of Designations of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock, as amended, our Certificate of Incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series B Preferred Stock. The Series B Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

Following approval by our stockholders of Proposal 5 at the Annual Meeting, each share of Series B Preferred Stock will automatically convert into 1,000 shares of common stock, subject to certain limitations, including that a holder of Series B Preferred Stock is prohibited from converting shares of Series B Preferred Stock into shares of common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.9%) of the total number of shares of common stock issued and outstanding immediately after giving effect to such conversion.

Indemnification

Our Bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our Bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our Bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions. In addition, we have entered into and in the future plan to enter into agreements to indemnify our directors and executive officers. These agreements, among other things, require us to indemnify these individuals for certain expenses (including attorneys' fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person's status as a member of our Board or officer, as applicable, to the maximum extent allowed under Delaware law.

Sublease Agreement

In April 2021, we entered into a sublease agreement with Viridian Therapeutics, Inc. ("Viridian"), which was subsequently amended in November 2021 and April 2022. This provided us with temporary office and laboratory space in Boulder, Colorado while our new office and laboratory space was being constructed. Entities associated with Fairmount beneficially own more than 5% of our capital stock and Viridian's capital stock. Under the terms of the sublease, which expired in June 2022, we paid Viridian an aggregate of $0.2 million in rent payments plus $0.2 million in related taxes and lease operating costs. The lease was negotiated on an arm's-length basis and was a market rate transaction on terms that we believed were no less favorable than would have been reached with an unrelated third party. Although we did not consider this transaction to be material to us, we are disclosing it in accordance with our related person transactions policy described below.

Related Person Transaction Policy

Our Board has adopted a written related person transactions policy providing that transactions with us and any related person (as defined above) must be approved by our Audit Committee. Pursuant to this policy, the Audit Committee has the primary responsibility for reviewing and approving or disapproving "related person transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or is expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. In determining whether to approve any such transaction, the Audit Committee will review and consider:

- the related person's interest in the related person transaction;

- the approximate dollar amount involved in the related person transaction;

- the approximate dollar amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

- whether the transaction was undertaken in the ordinary course of our business;

- whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

- the purpose, and the potential benefits to us, of the related-party transaction; and

- any other information regarding the related-party transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

OTHER MATTERS

Stockholder Proposals and Director Nominations for Next Year's Annual Meeting

Pursuant to Rule 14a-8 of the Exchange Act, stockholders who wish to submit proposals for inclusion in the proxy statement for the 2025 Annual Meeting of Stockholders must send such proposals to our Corporate Secretary at the address set forth on the first page of this Proxy Statement. Such proposals must be received by us as of the close of business (6:00 p.m. Eastern Time) on December 24, 2024 and must comply with Rule 14a-8 of the Exchange Act. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement.

As set forth in our Bylaws, if a stockholder intends to make a nomination for director election or present a proposal for other business (other than pursuant to Rule 14a-8 of the Exchange Act) at the 2025 Annual Meeting of Stockholders, the stockholder's notice must be received by our Corporate Secretary at the address set forth on the first page of this Proxy Statement no earlier than the 120th day and no later than the close of business (6:00 p.m. Eastern Time) on the 90th day before the anniversary of the last annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, the stockholder's notice must be delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which the first public announcement of the date of such annual meeting is made by the Company. Therefore, unless the 2025 Annual Meeting of Stockholders is more than 30 days before or more than 60 days after the anniversary of the Annual Meeting, notice of proposed nominations or proposals (other than pursuant to Rule 14a-8 of the Exchange Act) must be received by our Corporate Secretary no earlier than February 5, 2025 and no later than the close of business (6:00 p.m. Eastern Time) on March 7, 2025. Any such director nomination or stockholder proposal must be a proper matter for stockholder action and must comply with the terms and conditions set forth in our Bylaws. If a stockholder fails to meet these deadlines and fails to satisfy the requirements of Rule 14a-4 of the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate. In addition to satisfying the deadlines in the advance notice provisions of our Bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions for the 2025 Annual Meeting of Stockholders must provide the notice required under Rule 14a-19 of the Exchange Act to our Corporate Secretary in writing not later than the close of business (6:00 p.m. Eastern Time) on April 7, 2025. We reserve the right to reject, rule out of order or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

Delivery of Documents to Stockholders Sharing an Address

A number of brokerage firms have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders who have the same address and do not participate in electronic delivery of proxy materials will receive only one copy of the proxy materials, including this Proxy Statement, the Notice and our Annual Report on Form 10-K for the year ended December 31, 2023, until such time as one or more of these stockholders notifies us that they wish to receive individual copies. This procedure helps to reduce duplicate mailings and save printing costs and postage fees, as well as natural resources. If you received a "householding" mailing this year and would like to have additional copies of the proxy materials mailed to you, please send a written request to our Corporate Secretary at the address set forth on the first page of this Proxy Statement, or call (617) 945-5576, and we will promptly deliver the proxy materials to you. Please contact your broker if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future, or if you would like to opt out of "householding" for future mailings.

Availability of Additional Information

We will provide, free of charge, a copy of our Annual Report on Form 10-K for the year ended December 31, 2023, including exhibits, upon the written or oral request of any stockholder of the Company. Please send a written request to our Corporate Secretary at the address set forth on the first page of this Proxy Statement or call the number above.